AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 1998
                                                        REGISTRATION NO. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   ----------
                         SINCLAIR BROADCAST GROUP, INC.
             (Exact name of registrant as specified in its charter)
                                   ----------
                                    MARYLAND
         (State or other jurisdiction of incorporation or organization)
                                   ----------
                                   52-1494660
                      (I.R.S. Employer Identification No.)
                                   ----------
                                      4833
            (Primary Standard Industrial Classification Code Number)
                                  -------------
                              2000 WEST 41ST STREET
                            BALTIMORE, MARYLAND 21211
                                 (410) 467-5005
          (Address, including ZIP Code, and telephone number, including area code, of registrants' principal executive offices)
                                -------------
                                 DAVID D. SMITH
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         SINCLAIR BROADCAST GROUP, INC.
                              2000 WEST 41ST STREET
                            BALTIMORE, MARYLAND 21211
                                 (410) 467-5005
                (Name, address, including ZIP Code, and telephone
               number, including area code, of agent for service)
                                  -------------
                                   Copies to:

    George P. Stamas, Esq.                              Steven A. Thomas, Esq.
  Wilmer, Cutler & Pickering                            Thomas & Libowitz, P.A.
      2445 M Street, N.W.                           100 Light Street -- Suite 1100
    Washington, D.C. 20037                                Baltimore, MD 21202
        (202) 663-6000                                      (410) 752-2468

            Approximate date of commencement of proposed sale of the
                           securities to the public:
As soon as practicable after the effective date of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
                                 -------------

                         CALCULATION OF REGISTRATION FEE

=========================================================================================
    TITLE OF EACH CLASS OF                   PROPOSED MAXIMUM               AMOUNT OF
  SECURITIES TO BE REGISTERED         AGGREGATE OFFERING PRICE(1)     REGISTRATION FEE(2)
-----------------------------------------------------------------------------------------
Class A Common Stock ..............          $1,634,650                      $483
=========================================================================================

(1) Proposed maximum aggregate offering price is equal to the proportion of the total maximum consideration payable in the transaction that is payable in shares of Class A Common Stock ($100,000,000 divided by $970,000,000) times the book value of Sullivan Broadcast Holdings, Inc. on December 31, 1997 ($15,855,000).

(2) Calculated pursuant to Rule 457(f)(2), on the basis of the book value of the Sullivan securities to be converted into the right to receive shares of Sinclair Class A Common Stock.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
================================================================================

                    SUBJECT TO COMPLETION, DATED MAY 5, 1998


                        SULLIVAN BROADCAST HOLDINGS, INC.
                              INFORMATION STATEMENT
                               ------------------
                         SINCLAIR BROADCAST GROUP, INC.
                                   PROSPECTUS
                               ------------------

     This Information Statement/Prospectus is being furnished to stockholders of Sullivan Broadcast Holdings, Inc., a Delaware corporation ("Sullivan"), in connection with the Agreement and Plan of Merger dated as of February 23, 1998 (as the same may be amended from time to time, the "Merger Agreement") providing for the merger (the "Merger") of Sullivan with a wholly-owned subsidiary of Sinclair Broadcast Group, Inc. ("Sinclair" or the "Company"), as described in this Information Statement/Prospectus. The aggregate consideration in the Merger (the "Merger Consideration") will be calculated based on the cash flow of Sullivan (as defined in the Merger Agreement), amounts paid by Sullivan with respect to the purchase of one of its stations from Sinclair earlier in 1998, the working capital of Sullivan at the time of the closing of the Merger and receivables of Sullivan collected after the Merger. If the Merger is consummated, Sinclair may pay up to $100,000,000 of the aggregate consideration paid in the Merger (the "Stock Consideration") in the form of Class A Common Stock, par value $.01 per share, of Sinclair (the "Sinclair Class A Common Stock"). Each holder of the Class B-1 common stock, the Class B-2 common stock and the Class C common stock of Sullivan (collectively, the "Sullivan Common Stock") or any security convertible into or exercisable for Sullivan Common Stock (collectively with the Sullivan Common Stock, the "Sullivan Common Equivalents") will receive a proportion of the Merger Consideration (the "Per Share Merger Consideration") equal to the equity interest in Sullivan represented by such holder's shares of Sullivan Common Stock on a fully diluted basis. The Per Commmon Share Merger Consideration for each Sullivan Common Equivalent will consist of Stock Consideration and cash in proportion equal to the proportion the aggregate Stock Consideration and cash, respectively, bear to the aggregate Merger Consideration for the Sullivan Common Equivalents. The number of shares of Sinclair Class A Common Stock to be delivered for each share of Common Stock will be determined based on the average of the closing trading prices of Sinclair Class A Common Stock for the third business day prior to the Effective Time of the Merger and the nine preceding business days.

     SULLIVAN'S CONTROLLING STOCKHOLDER, ABRY BROADCAST PARTNERS II, L.P. ("ABRY"), HAS ALREADY APPROVED THE MERGER BY SIGNING A WRITTEN STOCKHOLDER'S CONSENT. NO FURTHER VOTE OF SULLIVAN STOCKHOLDERS IS NECESSARY TO APPROVE THE MERGER AND SULLIVAN AND SINCLAIR EXPECT THE MERGER TO OCCUR ON ____, 1998. STOCKHOLDERS OF SULLIVAN (OTHER THAN ABRY) HAVE APPRAISAL RIGHTS WITH RESPECT TO THE MERGER WHICH MUST BE EXERCISED BY FOLLOWING THE PROCEDURES DESCRIBED HEREIN. IN ORDER TO EXERCISE YOUR APPRAISAL RIGHTS, YOU MUST NOTIFY SULLIVAN OF YOUR INTENT TO EXERCISE YOUR RIGHTS BY ___, 1998. SEE "THE MERGER -- APPRAISAL AND DISSENTERS' RIGHTS."

     This Information Statement/Prospectus also constitutes a prospectus of Sinclair with respect to shares of Sinclair Class A Common Stock to be issued to Sullivan stockholders pursuant to the Merger Agreement.

     All information contained in this Information Statement/Prospectus with respect to Sinclair has been furnished by Sinclair and all information herein with respect to Sullivan has been furnished by Sullivan.

     Sinclair Class A Common Stock is listed for trading on the Nasdaq National Market ("NNM") under the trading symbol "SBGI." On May 4, 1998, the last reported sale price of a share of Sinclair Class A Common Stock on the NNM was $54 1/2. There is no active trading market for shares of Sullivan Common Stock.

            SEE "RISK FACTORS," BEGINNING ON PAGE 10 FOR INFORMATION
                THAT SHOULD BE CONSIDERED REGARDING THE SINCLAIR
                      CLASS A COMMON STOCK OFFERED HEREBY.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECU-
       RITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


     This Information Statement/Prospectus is first being mailed to stockholders of Sullivan on or about ________, 1998.


      The date of this Information Statement/Prospectus is ________, 1998.

Information contained in this preliminary information statement/prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time that a final information statement/prospectus is delivered. This preliminary information statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             AVAILABLE INFORMATION

     Sullivan and Sinclair are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports and other information with the Securities and Exchange Commission (the "Commission"). All such reports and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Such reports and other information filed with the Commission are also available at the Commission's site on the World Wide Web located at http://www.sec.gov. Copies of such documents may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such materials and other information concerning Sinclair can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Sinclair has filed with the Commission, under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-4 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") with respect to Sinclair Class A Common Stock issuable in connection with the Merger. This Information Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Information Statement/Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                                ----------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT/ PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SULLIVAN OR SINCLAIR. THIS INFORMATION STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS INFORMATION STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES BE DEEMED TO IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SINCLAIR OR SULLIVAN OR ANY OF THEIR SUBSIDIARIES OR IN THE INFORMATION SET FORTH HEREIN SUBSEQUENT TO THE DATE HEREOF.

                                TABLE OF CONTENTS


                                                                                            PAGES
                                                                                           ------
Summary ................................................................................      1
Risk Factors ...........................................................................     10
Comparative Historical and Unaudited Pro Forma Combined Per Share Data .................     23
Capitalization .........................................................................     24
The Merger .............................................................................     25
Terms of the Merger Agreement ..........................................................     32
Stock Price and Dividend Information ...................................................     37
Industry Overview ......................................................................     38

Sinclair
 Business of Sinclair ..................................................................     41
 Management of Sinclair ................................................................     69
 Executive Compensation of Sinclair ....................................................     76
 Security Ownership of Certain Beneficial Owners and Management of Sinclair ............     78
 Certain Relationships and Related Transactions of Sinclair ............................     79
 Selected Financial Data of Sinclair ...................................................     83
 Management's Discussion and Analaysis of Financial Condition and Results of Operations.     85
 Pro Forma Consolidated Financial Information ..........................................     93

Sullivan
 Business of Sullivan ..................................................................    101
 Selected Consolidated Financial Data of Sullivan ......................................    111
 Management's Discussion and Analysis of Financial Condition and Results of Operations .    112
 Management of Sullivan ................................................................    118
 Executive Compensation of Sullivan ....................................................    120
 Security Ownership of Certain Beneficial Owners and Management of Sullivan ............    124

Description of Capital Stock of Sinclair ...............................................    126
Comparative Rights of Sullivan Stockholders and Sinclair Stockholders ..................    134
Legal Matters ..........................................................................    140
Experts ................................................................................    140
Glossary of Defined Terms ..............................................................    G-1
Index to Financial Statements ..........................................................    F-1
Annex A -- Section 262 of the General Corporation Law of the State of Delaware .........    A-1

                                    SUMMARY

     The following summary should be read in conjunction with the more detailed information, financial statements and notes thereto appearing elsewhere in this Information Statement/Prospectus. Unless the context otherwise indicates or unless specifically defined otherwise, as used herein, the "Company" or "Sinclair" means Sinclair Broadcast Group, Inc. and its direct and indirect wholly-owned subsidiaries (collectively, the "Subsidiaries") and "Sullivan" means Sullivan Broadcast Holdings, Inc. See "Glossary" beginning on page G-1 for the definition of certain capitalized terms used herein.

THE COMPANIES


                                    SINCLAIR

     Sinclair is a diversified broadcasting company that currently owns or programs pursuant to Local Marketing Agreements ("LMAs") 36 television stations and, upon consummation of all pending acquisitions and dispositions, will own or program pursuant to LMAs 57 television stations. Sinclair owns or programs pursuant to LMAs 52 radio stations and upon consummation of all pending acquisitions and dispositions, Sinclair will own or program pursuant to LMAs 51 radio stations. Sinclair also has options to acquire two additional radio stations. Sinclair believes that upon completion of all pending acquisitions and dispositions it will be one of the top 10 radio groups in the United States, when measured by the total number of radio stations owned or programmed pursuant to LMAs.

     The 36 television stations Sinclair currently owns or programs pursuant to LMAs are located in 24 geographically diverse markets, with 24 of the stations in the top 51 television designated market areas ("DMAs") in the United States. Upon consummation of all pending acquisitions and dispositions, Sinclair will own or program television stations in 38 geographically diverse markets (with 31 of such stations in the top 51 DMAs) and will reach approximately 22.5% of the television households in the United States. Sinclair currently owns or programs 10 stations affiliated with Fox Broadcasting Company ("Fox"), 13 with The WB Television Network ("WB"), five with ABC, two with NBC, one with United Paramount Television Network Partnership ("UPN") and one with CBS. Four stations operate as independents. Upon consummation of all pending acquisitions and dispositions and the transfer of affiliations pursuant to existing agreements, 21 of Sinclair's owned or programmed television stations will be Fox affiliates, 16 will be WB affiliates, six will be UPN affiliates, six will be ABC affiliates, three will be NBC affiliates, one will be a CBS affiliate and four will be operated as independents. Upon consummation of all pending acquisitions and dispositions and transfers of affiliations pursuant to existing agreements, Sinclair will own or program more stations affiliated with Fox than any other broadcaster.

     Sinclair's radio station group is geographically diverse with a variety of programming formats including country, urban, news/talk/sports, rock and adult contemporary. Of the 52 stations owned or provided programming services by Sinclair, 19 broadcast on the AM band and 33 on the FM band. Sinclair owns between three and ten stations in all but one of the 12 radio markets it serves.

     Sinclair has undergone rapid and significant growth over the course of the last seven years. Since 1991, Sinclair has increased the number of stations it owns or provides programming services to from three television stations to 36 television stations and 52 radio stations. From 1991 to 1997, net broadcast revenues and Adjusted EBITDA (as defined herein) increased from $39.7 million to $471.2 million, and from $15.5 million to $229.0 million, respectively. Pro forma for pending acquisitions and dispositions described below (except the Montecito Acquisition, the Lakeland Acquisition and the execution of an LMA with respect to WSYX-TV), net broadcast revenue and Adjusted EBITDA would have been $715.1 million and $344.7 million, respectively.

     Sinclair is a Maryland corporation formed in 1986. Sinclair's principal offices are located at 2000 West 41st Street, Baltimore, Maryland 21211, and its telephone number is (410) 467-5005.

                                    SULLIVAN

     Sullivan owns, operates and/or programs ten television stations affiliated with the Fox Broadcasting Co. ("Fox"), one television station affiliated with the American Broadcasting Companies, Inc. ("ABC"), one low power television station affiliated with the United Paramount Network ("UPN") and two independent television stations that Sullivan programs under Local Marketing Agreements ("LMA"), also referred to as the Time Brokerage Agreements. With its ten owned Fox affiliates, Sullivan is one of the largest owners of Fox-affiliated stations in the United States. During 1997, four of the ten Fox affiliated stations also received programming from UPN under secondary affiliation agreements, while the one owned independent station and the two stations programmed pursuant to LMAs remained primary UPN affiliates. In addition, Sullivan operates the only U.S. television station to broadcast Fox programming into the Toronto, Ontario market
(WUTV). For the year ended December 31, 1997, Sullivan's net broadcast revenue and broadcast cash flow were $120.1 million and $67.9 million, respectively.


                               GENERAL INFORMATION

     On March 16, 1998, Sinclair and Sullivan entered into merger agreements effective as of February 23, 1998, by which Sinclair agreed to acquire all of the issued and outstanding capital stock of Sullivan and Sullivan Broadcasting Company II, Inc. ("Sullivan II") (the "Sullivan Acquisition"). The aggregate Merger Consideration will consist of four components: (i) a component calculated on the basis of Sullivan's annualized cash flow through the end of the month prior to closing; (ii) a component based on amounts paid by Sullivan to Sinclair prior to the closing with respect to KOKH-TV in Oklahoma City, Oklahoma; (iii) an adjustment based on the working capital of Sullivan at the time of closing; and (iv) a payment in respect of receivables arising before closing but realized after closing. Sinclair expects the aggregate Merger Consideration to be approximately $950 million to $1 billion, less the amount of outstanding indebtedness of Sullivan assumed by Sinclair. As part of the total consideration to be paid at the closing of the Merger, Sinclair, at its option, expects to issue to Sullivan stockholders up to $100 million of Sinclair Class A Common Stock based on an average closing price of the Sinclair Class A Common Stock.

     The Sullivan Acquisition will be accomplished by two separate merger closings. At the closing of the Merger, Sinclair will acquire all of the issued and outstanding capital stock of Sullivan, after which Sinclair will indirectly own all of the operating assets (excluding the License Assets) of, and pursuant to LMAs will provide programming services to, 13 television stations (the "Sullivan Stations") in the following markets: Nashville, Tennessee; Buffalo, New York; Oklahoma City, Oklahoma; Greensboro/Winston-Salem/High Point, North Carolina; Dayton, Ohio; Charleston/ Huntington, West Virginia; Richmond,
Virginia; Charleston, South Carolina; Rochester, New York; Madison, Wisconsin; and Utica, New York.

     At the closing of the merger with Sullivan II, Sinclair will acquire all of the issued and outstanding capital stock of Sullivan II. The second closing is subject to, among other things, FCC approval and is expected to close during the third quarter of 1998. FCC regulations require Sinclair to obtain waivers from the FCC of multiple ownership rules prior to the second closing. Although Sinclair is confident that it will receive FCC waivers for the merger with Sullivan II, there can be no assurance that such waivers will be obtained. After the closing of the merger with Sullivan II, Sinclair will indirectly own the License Assets of six of the 13 Sullivan Stations, and will continue to program the remaining seven Sullivan Stations pursuant to LMAs, five with Sullivan
Broadcasting Company III, Inc. ("Sullivan III"), which at the time of the closing will hold the License Assets for five of the remaining seven stations, and two with the existing owners of the License Assets of two of the remaining seven stations.

     In connection with the Sullivan Acquisition, Glencairn, Ltd. ("Glencairn") has entered into a plan of merger with Sullivan III (the "Glencairn Merger") which, if completed, would result in Glencairn's ownership of all the issued and outstanding capital stock of Sullivan III. After the

Glencairn Merger, Sinclair intends to enter into an LMA with Glencairn and continue to provide programming services to the five stations the License Assets of which are acquired by Glencairn in the Glencairn Merger. See "Risk Factors -- Conflicts of Interest."

                                   THE MERGER

MERGER CONSIDERATION.....   In the Merger,  each  outstanding  share of Sullivan
                            capital  stock,   each  right  to  acquire  Sullivan
                            capital stock, and each security convertible into or exercisable for Sullivan capital stock (a "Sullivan
                            Share Equivalent") outstanding at the Effective Time will be automatically converted into the right to receive the Per Share Merger Consideration with respect to such Sullivan Share Equivalents (as defined below).

                            The aggregate Merger Consideration will consist of four components: a cash flow component (the "Cash Flow Component"); a component based on amounts paid to Sinclair by Sullivan pursuant to a purchase agreement relating to KOKH-TV in Oklahoma City, Oklahoma (the "KOKH Component"); an adjustment component based on the working capital of Sullivan at the time of closing (the "Adjustment Component"); and a receivables component based on receivables in existence at the time of closing and collected within 120 days after closing (the "Receivables Component"). The amount of the Merger Consideration cannot be estimated until (and cannot be finally determined until after) the closing of the Merger, but Sinclair expects that the total consideration will be approximately $950 million to $1 billion, less the amount of outstanding indebtedness of Sullivan assumed by Sinclair. See "The Merger -- Merger Consideration."

                            At the option of the Merger Sub, up to $100,000,000 of the aggregate Merger Consideration for the
                            Sullivan Common Equivalents will be paid in validly-issued, fully-paid and nonassessable shares of Sinclair Class A Common Stock.

                            The amount of the Merger Consideration that will be received by each holder of a Sullivan Share Equivalent (the "Per Share Merger Consideration") will be determined by calculating the amount of the Merger Consideration that would be distributed to each stockholder of Sullivan if all existing rights to acquire stock were exercised or converted and the Merger Consideration were distributed to all stockholders (but less the amount of any exercise or conversion price for any rights to acquire Sullivan stock). See "The Merger -- Per Share Merger Consideration."

TIME OF PAYMENT..........   The initial payment of the Merger Consideration will
                            be based on  estimates  of the Cash Flow  Component,
                            the KOKH  Component  and the  Adjustment  Component.
                            Final  determinations  of these amounts will be made
                            110 days  following  closing of the Merger (or later
                            if there are  disputes  as to the  amounts).  If the
                            final   determination   indicates  that   additional
                            amounts  are  owing to  holders  of  Sullivan  Share
                            Equivalents, such additional amounts will be paid at
                            that time. If the final determination indicates that
                            the  estimated  payment  was too high,  payments  of
                            amounts relating to the Receivables Component may be
                            reduced.   The   Receivables   Component   will   be
                            determined 150 days after the closing (or later if there are disputes as to the amounts). Sinclair may pay a portion of the payment relating to the Receivables Component to an escrow agent to cover indemnification of losses arising from breach of representations and warranties or covenants in the Merger Agreement.
                            Sinclair may also pay a portion of the payment relating to the Receivables Component to an escrow agent to cover amounts that may be owed to Sinclair based on the final determination of the Cash Flow
                            Component,  the KOKH  Component  and the  Adjustment
                            Component.

EFFECTIVE TIME & EXCHANGE OF
 SHARES..................   The  effective  time of the Merger  will be the date
                            and time of the filing of the Certificate of Merger, and any other documents necessary to effect the Merger, with the Secretary of State of the State of Delaware or such subsequent date or time as shall be agreed by Sinclair and Sullivan and specified in the Certificate of Merger (the "Effective Time").

CONDITIONS...............   Consummation   of  the  Merger  is  subject  to  the
                            satisfaction   or  waiver  of  certain   conditions,
                            including the accuracy of the representations and warranties of the parties, compliance with certain covenants by the parties, the obtaining of certain governmental approvals, the registration of any stock to be used as Merger Consideration, the attainment of minimum gross revenues by Sullivan and the exercise of dissenter's rights by stockholders entitled to receive no more than 6% of the Aggregate
                            Merger Consideration.

ACCOUNTING TREATMENT.....   The Merger  will be  accounted  for as a purchase in
                            accordance   with  generally   accepted   accounting
                            principles.

CERTAIN FEDERAL INCOME TAX
 CONSEQUENCES............   The  receipt  of cash  and  Sinclair  Class A Common
                            Stock for Sullivan Share Equivalents pursuant to the Merger will be a taxable transaction for federal income tax purposes with respect to which gain or loss, if any, will be recognized. See "The Merger --
                            Certain Federal Income Tax Consequences."

RESALES OF SINCLAIR CLASS A
 COMMON STOCK............   All  shares  of  Class  A  Common  Stock  issued  to
                            stockholders  of  Sullivan in the Merger who are not
                            affiliates  of  Sullivan  (as defined in Rule 144(a)
                            (1)  under  the  Securities   Act)  will  be  freely
                            transferable.   Sinclair  will  register  under  the
                            Securities Act the resale of any shares issued to affiliates.

APPRAISAL RIGHTS.........   Under  the  Delaware  General  Corporation  Law (the
                            "DGCL"),  stockholders  who do not  vote in favor of
                            the Merger and who file demands for appraisal  prior
                            to  the   twentieth  day  after  the  date  of  this
                            Information  Statement/Prospectus  have the right to
                            obtain,  upon the consummation of the Merger, a cash
                            payment  for the  "fair  value"  of  their  Sullivan
                            Common Stock (excluding any element of value arising
                            from  the   accomplishment  or  expectation  of  the
                            Merger).   In  order  to  exercise  such  rights,  a
                            stockholder  must comply with all of the  procedural
                            requirements  of Section 262 ("Section  262") of the
                            DGCL,  a  description  of which is  provided in "The
                            Merger -- Appraisal and  Dissenters'  Rights" herein
                            and the  full  text of  which  is  attached  to this
                            Information  Statement/  Prospectus as Annex A. Such
                            "fair  value"  would  be   determined   in  judicial
                            proceedings,   the   result   of  which   cannot  be
                            predicted.

                            Failure  to take  any of the  steps  required  under
                            Section 262 may result in a loss of such appraisal rights. See "The Merger -- Appraisal and Dissenters' Rights". IN ORDER TO PRESERVE THESE RIGHTS, STOCKHOLDERS OF SULLIVAN MUST NOTIFY SULLIVAN OF THEIR INTENTION TO EXERCISE THESE RIGHTS NO LATER THAN ___, 1998.


                         SINCLAIR CLASS A COMMON STOCK

VOTING RIGHTS............   The holders of the  Sinclair  Class A Common  Stock,
                            the  Sinclair  Class B Common Stock and the Sinclair
                            Series B Preferred  Stock vote  together as a single
                            class  (except  as  may  be  otherwise  required  by
                            Maryland law) on all matters  submitted to a vote of
                            stockholders,  with each share of  Sinclair  Class A
                            Common  Stock  entitled  to one vote,  each share of
                            Sinclair  Class B Common Stock  entitled to one vote
                            on "going  private" and certain  other  transactions
                            and to ten  votes  on all  other  matters,  and each
                            share of Sinclair  Series B Preferred Stock entitled
                            to 3.64 votes (subject to  adjustment).  The holders
                            of Series C Preferred  Stock and the Sinclair Series
                            D  Preferred  Stock  are  not  entitled  to  vote on
                            matters  submitted to a vote of stockholders  except
                            on matters  that may  adversely  affect their rights
                            and except that holders of each such series have the
                            right to elect two  directors of Sinclair in certain
                            circumstances.  See "Description of Capital Stock --
                            Preferred  Stock".  Each share of  Sinclair  Class B
                            Common Stock converts  automatically  into one share
                            of  Sinclair  Class A Common  Stock upon the sale or
                            other  transfer  of such share of  Sinclair  Class B
                            Common  Stock to a person  or  entity  other  than a
                            Permitted Transferee (generally,  related parties of
                            a Controlling Stockholder (as defined herein)). Each
                            share of Sinclair  Series B  Preferred  Stock may be
                            converted  at any time,  at the option of the holder
                            thereof,  into approximately 3.64 shares of Sinclair
                            Class A Common Stock (subject to  adjustment).  Each
                            class  of  Sinclair   Common  Stock   otherwise  has
                            identical rights. After giving effect to the Merger contemplated hereby, approximately 90.6% of the total voting power of the capital stock of Sinclair will be owned by the Controlling Stockholders and their Permitted Transferees. See "Risk Factors --
                            Voting Rights; Control by Controlling  Stockholders;
                            Potential  Anti-Takeover  Effect of Disproportionate
                            Voting Rights."

NASDAQ NATIONAL MARKET SYSTEM
 SYMBOL..................   SBGI

DIVIDEND POLICY..........   Sinclair  generally  has not paid a dividend  on its
                            Common  Stock  and  does  not  expect  to  pay  cash
                            dividends  on its  Common  Stock in the  foreseeable
                            future.  Sinclair's ability to pay cash dividends in
                            the   future   is   subject   to   limitations   and
                            prohibitions contained in certain debt instruments to which Sinclair is a party. See "Risk Factors --
                            Dividend Restrictions."

       SINCLAIR BROADCAST GROUP, INC. -- SUMMARY HISTORICAL AND PRO FORMA
                          CONSOLIDATED FINANCIAL DATA
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


     The summary historical consolidated financial data for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from Sinclair's audited Consolidated Financial Statements (the "Consolidated Financial Statements"). The Consolidated Financial Statements for the years ended December 31, 1995, 1996 and 1997 are included herein. The summary pro forma statement of operations data and other data of Sinclair reflect (i) completion of the Heritage Acquisition and the Max Media Acquisition (the "Significant Acquisitions"), (ii) the Merger, (iii) the issuance of $200,000,000 in principal amount of Sinclair's 9% Senior Subordinated Notes due 2007 (the "July 1997 Notes") issued on July 2, 1997 (the "July 1997 Notes Issuance"), (iv) the issuance of $200,000,000 in liquidation amount of Sinclair's 11 5/8% High Yield Trust Offered Preferred Securities (the "HYTOPS") issued on March 14, 1997 (the "HYTOPS Issuance"), (v) the issuance of 4,345,000 shares of Sinclair Class A Common Stock in September 1997 (the "1997 Common Stock Issuance"); (vi) the issuance of 3,450,000 shares of Series D Preferred Stock in September 1997 (the "1997 Preferred Stock Issuance"); (vii) the issuance of $250,000,000 in principal amount of Sinclair's 8 3/4% Senior Subordinated Notes due 2007 (the "December 1997 Notes Issuance") and the December 1997 repurchase of $98.1 million in principal amount of Sinclair's 10% Senior Subordinated Notes due 2003 (the "Debt Repurchase" and, together with the July 1997 Notes Issuance, the HYTOPS Issuance, the 1997 Common Stock Issuance, the 1997 Preferred Stock Issuance and the December 1997 Notes Issuance, the "1997 Financings"); and
(viii) the issuance of 6,000,000 shares of Sinclair Class A Common Stock on April 8, 1998 (the "April 1998 Common Stock Issuance") and with the 1997 Financing, the "Recent Financings" as though each occurred at the beginning of the periods presented and are derived from the pro forma consolidated financial statements of Sinclair included elsewhere in this Information Statement/Prospectus. See "Pro Forma Consolidated Financial Information of Sinclair." The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Sinclair", Sinclair's Consolidated Financial Statements and the historical financial statements of Heritage, Max Media and Sullivan, all included herein.

                                                                               YEARS ENDED DECEMBER 31,
                                                         --------------------------------------------------------------------
                                                             1993        1994(a)       1995(a)       1996(a)       1997(a)
                                                             ----        -------       -------       -------       -------
STATEMENT OF OPERATIONS DATA:
 Net broadcast revenues(c) .............................   $69,532      $118,611       $187,934      $346,459     $471,228
 Barter revenues .......................................     6,892        10,743         18,200        32,029       45,207
                                                           -------       -------       --------      --------     --------
 Total revenues ........................................    76,424       129,354        206,134       378,488      516,435
                                                           -------       -------       --------      --------     --------
 Operating expenses, excluding depreciation and
  amortization, deferred compensation and special
  bonuses paid to executive officers ...................    32,295        50,545         80,446       167,765      236,376
 Depreciation and amortization(d) ......................    22,486        55,587         80,410       121,081      152,170
 Amortization of deferred compensation .................        --            --             --           739        1,636
 Special bonuses paid to executive officers ............    10,000         3,638             --            --           --
                                                           -------       -------       --------      --------     --------
 Broadcast operating income ............................    11,643        19,584         45,278        88,903      126,253
                                                           -------       -------       --------      --------     --------
 Interest and amortization of debt discount expense         12,852        25,418         39,253        84,314       98,393
 Interest and other income .............................     2,131         2,447          4,163         3,478        2,228
 Subsidiary trust minority interest expense(e) .........        --            --             --            --       18,600
                                                           -------       -------       --------      --------     --------
 Income (loss) before (provision) benefit for in-
  come taxes and extraordinary item ....................   $   922      $ (3,387)      $ 10,188      $  8,067     $ 11,488
                                                           =======      ========       ========      ========     ========
 Net income (loss) available to common share-
 holders ...............................................   $(7,945)     $ (2,740)      $     76      $  1,131     $(13,329)
                                                           =======      ========       ========      ========     ========
 Diluted earnings (loss) per share before ex-
  traordinary items ....................................   $    --      $  (0.09)      $   0.15      $   0.03     $  (0.20)
                                                           =======      ========       ========      ========     ========
 Diluted earnings (loss) per share after extraor-
  dinary items .........................................   $ (0.27)     $  (0.09)      $     --      $   0.03     $  (0.37)
                                                           =======      ========       ========      ========     ========
 Diluted weighted average shares outstanding (in
  thousands) ...........................................    29,000        29,000         32,205        37,381       40,078
                                                           =======      ========       ========      ========     ========
OTHER DATA:
 Broadcast cash flow(f) ................................   $37,498      $ 67,519       $111,124      $189,216     $243,406
 Broadcast cash flow margin(g) .........................     53.9%         56.9%          59.1%         54.6%        51.7%
 Adjusted EBITDA(h) ....................................   $35,406      $ 64,547       $105,750      $180,272     $229,000
 Adjusted EBITDA margin(g) .............................     50.9%         54.4%          56.3%         52.0%        48.6%
 After tax cash flow(i) ................................   $20,850      $ 24,948       $ 54,645      $ 77,484     $104,884
 Program contract payments .............................     8,723        14,262         19,938        30,451       51,059
 Capital expenditures ..................................       528         2,352          1,702        12,609       19,425
 Corporate overhead expense ............................     2,092         2,972          5,374         8,944       14,406

                                                                                       CONSOLIDATED
                                                                CONSOLIDATED        HISTORICAL, RECENT
                                                             HISTORICAL, RECENT         FINANCINGS
                                                                 FINANCINGS             SIGNIFICANT
                                                                    AND              ACQUISITIONS AND
                                                          SIGNIFICANT ACQUISITIONS      THE MERGER
                                                         ------------------------- -------------------
                                                           PRO FORMA YEAR ENDED DECEMBER 31, 1997(B)
                                                         ---------------------------------------------
STATEMENT OF OPERATIONS DATA:
 Net broadcast revenues(c) .............................         $594,962               $715,086
 Barter revenues .......................................           54,565                 72,215
                                                                 --------               --------
 Total revenues ........................................          649,527                787,301
                                                                 --------               --------
 Operating expenses, excluding depreciation and
  amortization, deferred compensation and special
  bonuses paid to executive officers ...................          315,779                374,867
 Depreciation and amortization(d) ......................          203,271                263,185
 Amortization of deferred compensation .................            1,636                  1,636
 Special bonuses paid to executive officers ............               --                     --
                                                                 --------               --------
 Broadcast operating income ............................          128,841                147,613
                                                                 --------               --------
 Interest and amortization of debt discount expense               106,413                172,375
 Interest and other income .............................           19,379                 19,391
 Subsidiary trust minority interest expense(e) .........           23,250                 23,250
                                                                 --------               --------
 Income (loss) before (provision) benefit for in-
 come taxes and extraordinary item .....................         $ 18,557               $(28,621)
                                                                 ========               ========
 Net income (loss) available to common share-
 holders ...............................................         $(18,871)              $(50,075)
                                                                 ========               ========
 Diluted earnings (loss) per share before ex-
  traordinary items ....................................         $  (0.27)              $  (0.90)
                                                                 ========               ========
 Diluted earnings (loss) per share after extraor-
  dinary items .........................................         $  (0.40)              $  (1.02)
                                                                 ========               ========
 Diluted weighted average shares outstanding (in
  thousands) ...........................................           48,583                 50,511
                                                                 ========               ========
OTHER DATA:
 Broadcast cash flow(f) ................................         $281,897               $361,448
 Broadcast cash flow margin(g) .........................            47.4%                  50.5%
 Adjusted EBITDA(h) ....................................         $266,052               $344,738
 Adjusted EBITDA margin(g) .............................            44.7%                  48.2%
 After tax cash flow(i) ................................         $126,776               $143,297
 Program contract payments .............................           67,696                 67,696
 Capital expenditures ..................................           32,558                 32,558
 Corporate overhead expense ............................           15,845                 16,710

                                                  (Continued on following page)

                                                                                                                      PRO FORMA
                                                                       AS OF DECEMBER 31,                               AS OF
                                              ---------------------------------------------------------------------  DECEMBER 31,
                                                  1993        1994(a)      1995(a)        1996(a)        1997(a)       1997(b)
                                              ------------ ------------ ------------- --------------- ------------- -------------
                                                                                                                     (UNAUDITED)
BALANCE SHEET AND CASH
 FLOW DATA:
 Cash and cash equivalents ..................  $  18,036    $    2,446   $  112,450    $      2,341    $  139,327            --
 Total assets ...............................    242,917       399,328      605,272       1,707,297     2,034,234    $3,702,511
 Total debt(j) ..............................    224,646       346,270      418,171       1,288,103     1,080,722     2,083,949
 Company Obligated Mandatorily Re-
  deemable Security of Subsidiary
  Trust Holding Solely KDSM Senior
  Debentures(k) .............................         --            --           --              --       200,000       200,000
 Total stockholders' equity (deficit) .......    (11,024)      (13,723)      96,374         237,253       543,288       978,917
 Cash flows from operating activities(l).         11,230        20,781       55,986          69,298        96,625            --
 Cash flows from investing activities(l).....      1,521      (249,781)    (119,320)     (1,012,225)     (218,990)           --
 Cash flows from financing activities(l).....      3,462       213,410      173,338         832,818       259,351            --

     NOTES TO SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

(a) Sinclair made acquisitions in 1994, 1995, 1996 and 1997 as described in the footnotes to the Consolidated Financial Statements included herein. The statement of operations data and other data presented for periods preceding the dates of acquisitions do not include amounts for these acquisitions and therefore are not comparable to subsequent periods. Additionally, the years in which the specific acquisitions occurred may not be comparable to subsequent periods depending on when during the year the acquisition occurred.

(b) The pro forma statement of operations information in this table reflects the pro forma effect of the 1997 Financings, the completion of the Significant Acquisitions, the April 1998 Common Stock Issuance and the Merger as if such transactions occurred on January 1, 1997. The pro forma balance sheet information gives effect to the Significant Acquisitions, the April 1998 Common Stock Issuance and the Merger as if such transactions occurred on December 31, 1997. See "Pro Forma Consolidated Financial Information of Sinclair" included elsewhere herein.

(c) Net broadcast revenues are defined as broadcast revenues net of agency commissions.

(d) Depreciation and amortization includes amortization of program contract costs and net realizable value adjustments, depreciation and amortization of property and equipment, and amortization of acquired intangible broadcasting assets and other assets including amortization of deferred financing costs and costs related to excess syndicated programming.

(e) Subsidiary trust minority interest expense represents the distributions on the HYTOPS.

(f) "Broadcast cash flow" is defined as broadcast operating income plus corporate overhead expense, special bonuses paid to executive officers, depreciation and amortization (including film amortization and amortization of deferred compensation, and excess syndicated programming), less cash payments for program contract rights. Cash program payments represent cash payments made for current program payables and do not necessarily correspond to program usage. Special bonuses paid to executive officers are considered unusual and non-recurring. Sinclair has presented broadcast cash flow data, which Sinclair believes are comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow does not purport to represent cash provided by operating activities as reflected in Sinclair's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(g) "Broadcast cash flow margin" is defined as broadcast cash flow divided by net broadcast revenues. "Adjusted EBITDA margin" is defined as Adjusted EBITDA divided by net broadcast revenues. "After tax cash flow margin" is defined as after tax cash flow divided by net broadcast revenues. (notes continued on following page).

(h) "Adjusted EBITDA" is defined as broadcast cash flow less corporate overhead expense and is a commonly used measure of performance for broadcast companies. Adjusted EBITDA does not purport to represent cash provided by operating activities as reflected in Sinclair's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(i) "After tax cash flow" is defined as net income (loss) available to common shareholders plus extraordinary losses, minus extraordinary gains (before the effects of related tax benefits) plus depreciation and amortization of intangibles, (excluding film amortization), amortization of deferred compensation, amortization of excess syndicated programming, special bonuses paid to executive officers, and the deferred tax provision (or minus the deferred tax benefit). After tax cash flow is presented here not as a measure of operating results and does not purport to represent cash provided by operating activities. After tax cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(j) "Total debt" is defined as long-term debt, net of unamortized discount, and capital lease obligations, including current portion thereof. In 1992 total debt included warrants outstanding which were redeemable outside the control of Sinclair. The warrants were purchased by Sinclair for $10,400 in 1993. Total debt as of December 31, 1993 included $100,000 in principal amount of the 1993 Notes (as defined herein), the proceeds of which were held in escrow to provide a source of financing for acquisitions that were subsequently consummated in 1994 utilizing borrowings under the Bank Credit Agreement. $100,000 of the 1993 Notes was redeemed from the escrow in the first quarter of 1994. Total debt does not include the HYTOPS or Sinclair's preferred stock.

(k)  Company  Obligated  Mandatorily  Redeemable  Security of  Subsidiary  Trust
     Holding  Solely  KDSM  Senior  Debentures   represents  $200,000  aggregate
     liquidation value of the HYTOPS.

(l)  These  items  are  financial  statement   disclosures  in  accordance  with
     generally  accepted  accounting   principles  and  are  also  presented  in
     Sinclair's consolidated financial statements included herein.

                                  RISK FACTORS

     In addition to the other information contained in this Information Statement/Prospectus, Sullivan stockholders should review carefully the following risks concerning Sinclair, the Sinclair Class A Common Stock and the broadcast industry in considering whether to approve the Merger Agreement.

RISKS RELATING TO THE MERGER

     Uncertainty Regarding Value of Merger Consideration. Unless they validly exercise their appraisal rights, stockholders of Sullivan will receive the Per Share Merger Consideration in connection with the Merger. The amount of the Per Share Merger Consideration will depend on a number of factors that cannot be determined at this time, and will not be finally determined until at least 150 days after completion of the Merger. These include: cash flow of Sullivan through the closing date of the Merger; the date of the Merger; the working capital of Sullivan at the time of the Merger; and the collection of receivables of Sullivan by Sinclair following the Merger. The amount of Per Share Merger Consideration will also depend on the number of shares and share equivalents of Sullivan that are issued and outstanding at the time of the Merger, and the liquidation value of preferred stock of Sullivan and the exercise price or conversion rate of rights to acquire Sullivan stock. Accordingly, stockholders of Sullivan will have to make a decision whether to exercise their appraisal rights before they know the amount of Per Share Merger Consideration they will receive in the Merger. See "The Merger -- Merger Consideration" and "-- Time of Payment."

     Indemnification Rights. The representations and warranties contained in the Merger Agreement will survive the closing of the Merger for a period of 150 days, and Sinclair will have the right to seek indemnification for losses arising out of a breach of the representations and warranties or covenants of Sullivan in the Merger Agreement. This indemnity will not permit Sinclair to recover amounts paid to stockholders, but it may reduce the amount that would otherwise be paid to stockholders upon final determination of the Merger Consideration. See "The Merger -- Time of Payment" and "Terms of the Merger Agreement -- Indemnification."

SUBSTANTIAL LEVERAGE AND PREFERRED STOCK OUTSTANDING

     Sinclair has consolidated indebtedness that is substantial in relation to its total stockholders' equity. As of March 31, 1998, Sinclair had outstanding long-term indebtedness (including current installments) of approximately $1.4 billion and Sinclair Capital, a subsidiary trust of Sinclair (the "Trust"), had outstanding $200 million aggregate liquidation amount of 11 5/8% High Yield Trust Offered Preferred Securities (the "HYTOPS"), which are ultimately backed by $206.2 million liquidation amount of Series C Preferred Stock, par value $.01 per share, of Sinclair (the "Series C Preferred Stock") each of which must be redeemed in 2009. Sinclair may borrow additional amounts under a bank credit facility governed by the Third Amended and Restated Credit Agreement dated as of May 20, 1997 with The Chase Manhattan Bank, as agent (as amended from time to time, the "Bank Credit Agreement"), under which $659.8 million was outstanding as of March 31, 1998, and expects to do so to finance its pending acquisitions, including, without limitation, the acquisition (the "Max Media Acquisition"), directly or indirectly, of all of the equity interests of Max Media Properties, LLC and the Merger. Sinclair also had outstanding 45,703 shares of its Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), with an aggregate liquidation preference of $8.7 million as of April 30, 1998 and 3,450,000 shares of Series D Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Series D Convertible Exchangeable Preferred Stock"), with an aggregate liquidation preference of approximately $172.5 million as of April 15, 1998, which is exchangeable at the option of Sinclair in certain circumstances for subordinated debentures of Sinclair with an aggregate principal amount of approximately $172.5 million as of April 30, 1998. Sinclair also has significant program contracts payable and commitments for future programming. Moreover, subject to the restrictions contained in its debt instruments and preferred stock, Sinclair may incur additional debt and issue additional preferred stock in the future.

     Sinclair and its Subsidiaries have and will continue to have significant payment obligations relating to the Bank Credit Agreement, the 10% Senior Subordinated Notes due 2003 (the "1993 Notes"), the 10% Senior Subordinated Notes due 2005 (the "1995 Notes"), the 9% Senior Subordinated Notes due 2007 (the

"July 1997 Notes"), the 8 3/4% Senior Subordinated Notes due 2007 (the "December 1997 Notes" and, together with the 1993 Notes, the 1995 Notes and the July 1997 Notes, the "Existing Notes"), and the HYTOPS, and a significant amount of Sinclair's cash flow will be required to service these obligations. In addition, Sinclair will be required to pay dividends on the Series D Convertible Exchangeable Preferred Stock, and may be required to pay dividends on the Series B Convertible Preferred Stock in certain circumstances. See "Description of Capital Stock -- Preferred Stock." Sinclair, on a consolidated basis, reported interest expense of $117.0 million for the year ended December 31, 1997. After giving pro forma effect to acquisitions completed by Sinclair in 1997, the issuance of the HYTOPS, the issuance of the July 1997 Notes and the December 1997 Notes, the acquisition (the "Heritage Acquisition") of certain assets of Heritage Media Group, Inc. ("Heritage"), the Max Media Acquisition, the Merger, and Sinclair's issuance in September 1997 of 4,345,000 shares (the "1997 Common Stock Issuance") of Class A Common Stock, and 3,450,000 shares of Series D Convertible Exchangeable Preferred Stock (the "1997 Preferred Stock Issuance") and the offering of 6,000,000 shares of Class A Common Stock in April 1998 (the "1998 Offering"), as though each occurred on January 1, 1997, and the use of the net proceeds therefrom, the interest expense and subsidiary trust minority interest expense would have been $196.1 million for the year ended December 31, 1997. The weighted average interest rate on Sinclair's indebtedness under the Bank Credit Agreement during the year ended December 31, 1997 was 7.43%.

     The revolving credit facility available to Sinclair under the Bank Credit Agreement is subject to quarterly reductions with total availability as of April 15, 1998 of $543.9 million (subject to compliance with financial covenants), and $659.8 million outstanding or subject to commitments under the revolving credit facility as of March 31, 1998, and will mature on the last business day of December 2004. Payment of portions of the $325 million term loan under the Bank Credit Agreement began on September 30, 1997 and the term loan must be fully repaid by December 31, 2004. In addition, the Bank Credit Agreement provides for a Tranche C term loan in an amount up to $400 million which can be utilized upon approval by the agent bank and upon raising sufficient commitments to fund the additional loans. The 1993 Notes mature in 2003, the 1995 Notes mature in 2005 and the July 1997 Notes and the December 1997 Notes mature in 2007. The Series C Preferred Stock must be redeemed in 2009. Required repayment of indebtedness of Sinclair totaling approximately $1.4 billion will occur at various dates through December 15, 2007.

     Sinclair's current and future debt service obligations and obligations to make distributions on and to redeem preferred stock could have adverse consequences to holders of the Sinclair Class A Common Stock, including the following: (i) Sinclair's ability to obtain financing for future working capital needs or additional acquisitions or other purposes may be limited; (ii) a substantial portion of Sinclair's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness and payments related to the HYTOPS, thereby reducing funds available for operations; (iii) Sinclair may be vulnerable to changes in interest rates under its credit facilities; and
(iv) Sinclair may be more vulnerable to adverse economic conditions than less leveraged competitors and, thus, may be limited in its ability to withstand competitive pressures. If Sinclair is unable to service or refinance its indebtedness or preferred stock, it may be required to sell one or more of its stations to reduce debt service obligations.

     Sinclair expects to be able to satisfy its future debt service and dividend and other payment obligations and other commitments with cash flow from operations. However, there can be no assurance that the future cash flow of Sinclair will be sufficient to meet such obligations and commitments. If
Sinclair is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, it may be required to refinance all or a portion of its existing indebtedness or to obtain additional financing. There can be no assurance that any such refinancing or additional financing could be obtained on acceptable terms. If Sinclair is unable to service or refinance its indebtedness, it may be required to sell one or more of its stations to reduce debt service obligations.


RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The Existing Indentures and the Articles Supplementary relating to the Series C Preferred Stock restrict, among other things, Sinclair's and its Subsidiaries' (as defined in the Existing Indentures) ability to (i) incur additional indebtedness, (ii) pay dividends, make certain other restricted payments or con-summate certain asset sales, (iii) enter into certain transactions with affiliates, (iv) incur indebtedness that is subordinate in priority and in right of payment to any senior debt and senior in right of payment to the Existing Notes, (v) merge or consolidate with any other person, or (vi) sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of the assets of Sinclair. In addition, the Bank Credit Agreement contains certain other and more restrictive covenants, including restrictions on redemption of capital stock, a limitation on the aggregate size of future acquisitions undertaken without lender consent, a requirement that certain conditions be satisfied prior to consummation of future acquisitions, and a limitation on the amount of capital expenditures permitted by Sinclair in future years without lender consent. The Bank Credit Agreement also requires Sinclair to maintain specific financial ratios and to satisfy certain financial condition tests. Sinclair's ability to meet these financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that Sinclair will meet those tests. The breach of any of these covenants could result in a default under the Bank Credit Agreement or the Existing Indentures. In the event of a default under the Bank Credit Agreement or the Existing Indentures, the lenders and the noteholders could seek to declare all amounts outstanding under the Bank Credit Agreement, the Existing Notes, together with accrued and unpaid interest, to be immediately due and payable. If Sinclair were unable to repay those amounts, the lenders under the Bank Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. If the indebtedness under the Bank Credit Agreement or the Existing Notes were to be accelerated, there can be no assurance that the assets of Sinclair would be sufficient to repay in full that indebtedness and the other indebtedness of Sinclair. Substantially all of the assets of Sinclair and its Subsidiaries (other than the assets of KDSM, Inc. which ultimately back up the HYTOPS) are pledged as security under the Bank Credit Agreement. The Subsidiaries (with the exception of Cresap Enterprises, Inc., KDSM, Inc., the Trust and KDSM Licensee, Inc.) also guarantee the indebtedness under the Bank Credit Agreement and the Existing Indentures.

     In addition to a pledge of substantially all of the assets of Sinclair and its Subsidiaries, Sinclair's obligations under the Bank Credit Agreement are secured by mortgages on certain real property assets of certain non-Company entities (the "Stockholder Affiliates") owned and controlled by Sinclair's current majority stockholders (David D. Smith, Frederick G. Smith, J. Duncan
Smith and Robert E. Smith, collectively, the "Controlling Stockholders"), including Cunningham Communications, Inc. ("CCI"), Gerstell Development Corporation ("Gerstell"), Gerstell Development Limited Partnership ("Gerstell LP") and Keyser Investment Group, Inc. ("KIG"). If Sinclair were to seek to replace the Bank Credit Agreement, there can be no assurance that the assets of these Stockholder Affiliates would be available to provide additional security under a new credit agreement, or that a new credit agreement could be arranged on terms as favorable as the terms of the Bank Credit Agreement without a pledge of such Stockholder Affiliates' assets.

CONFLICTS OF INTEREST

     In addition to their respective interests in Sinclair, the Controlling Stockholders have interests in various non-Company entities which are involved in businesses related to the business of Sinclair, including, among others, the operation of a television station in St. Petersburg, Florida since 1991 and a television station in Bloomington, Indiana since 1990. In addition, Sinclair leases certain real property and tower space from and engages in other transactions with the Stockholder Affiliates, which are controlled by the Controlling Stockholders. Although the Controlling Stockholders have agreed to divest interests in the Bloomington station that are attributable to them under applicable regulations of the Federal Communications Commission (the "FCC"), the Controlling Stockholders and the Stockholder Affiliates may continue to engage in the operation of the St. Petersburg, Florida station and other already existing businesses. However, under Maryland law, generally a corporate insider is precluded from acting on a business opportunity in his or her individual capacity if that opportunity is one which the corporation is financially able to undertake, is in the line of the corporation's business and of practical advantage to the corporation, and is one in which the corporation has an interest or reasonable expectancy. Accordingly, the Controlling Stockholders generally are required to engage in new business opportunities of Sinclair only through Sinclair unless a majority of Sinclair's disinterested directors decide under the standards discussed above, that it is not in the best interests of Sinclair to pursue such opportunities. Non-Company activities of the Controlling Stockholders such as those described above could, however, present conflicts of interest with Sinclair in the allocation of management time and resources of the Controlling Stockholders, a substantial majority of which is currently devoted to the business of Sinclair.

     In addition, there have been and will be transactions between Sinclair and Glencairn, Ltd. (with its subsidiaries, "Glencairn"), a corporation in which relatives of the Controlling Stockholders beneficially own a majority of the equity interests. Glencairn is the owner-operator and licensee of television stations WRDC in Raleigh/Durham, WVTV in Milwaukee, WNUV in Baltimore, WABM in Birmingham, KRRT in San Antonio, and WFBC in Asheville, North Carolina and Greenville/Spartanburg/Anderson, South Carolina. Sinclair has also agreed to sell the assets essential for broadcasting a television signal in compliance with regulatory guidelines ("License Assets") relating to WTTE in Columbus, Ohio to Glencairn and to enter into an LMA with Glencairn pursuant to which Sinclair will provide programming services for this station after the acquisition of the License Assets by Glencairn. See "Business of Sinclair -- Broadcasting Acquisition Strategy." The FCC has approved this transaction. In April 1998, Sinclair acquired the Non-License Assets of WSYX and expects to acquire the License Assets of WSYX by the end of 1998, at which time Sinclair expects that it will transfer control of the License Assets of WTTE to Glencairn and enter into an LMA with Glencairn with respect to such station. Sinclair also expects to enter into LMAs with Glencairn with respect to five television stations, the License Assets of which Glencairn has the right to acquire through the merger with Sullivan III.

     Barry Baker, who is expected to become a director and executive officer of Sinclair, owns direct and indirect interests in River City Broadcasting, L.P. ("River City"), from which Sinclair purchased certain assets in 1996 (the "River City Acquisition"). In addition, in connection with the River City Acquisition, Sinclair has entered into various ongoing agreements with River City, including options to acquire assets that were not acquired at the time of the initial closing of the River City Acquisition, and LMAs relating to stations for which River City continues to own License Assets. See "Business -- Broadcasting Acquisition Strategy." Mr. Baker was not an officer or director of Sinclair at the time these agreements were entered into, but, upon his expected election to the Board of Directors of Sinclair and his expected appointment as an executive officer of Sinclair, Mr. Baker may have conflicts of interest with respect to issues that arise under any continuing agreements and any other agreements with River City.

     The Bank Credit Agreement, the Existing Indentures and the Articles Supplementary relating to the Series C Preferred Stock provide that transactions between Sinclair and its affiliates must be no less favorable to Sinclair than would be available in comparable transactions in arm's-length dealings with an unrelated third party. Moreover, the Existing Indentures provide that any such transactions involving aggregate payments in excess of $1.0 million must be approved by a majority of the members of the Board of Directors of Sinclair and Sinclair's independent directors (or, in the event there is only one independent director, by such director), and, in the case of any such transactions involving aggregate payments in excess of $5.0 million, Sinclair is required to obtain an opinion as to the fairness of the transaction to Sinclair from a financial point of view issued by an investment banking or appraisal firm of national standing.

VOTING RIGHTS; CONTROL BY CONTROLLING STOCKHOLDERS;
POTENTIAL ANTI-TAKEOVER EFFECT OF DISPROPORTIONATE VOTING RIGHTS

     After the Merger, Sullivan stockholders will hold common stock with substantially different voting rights than the Sullivan Common Stock. Sinclair's Common Stock has been divided into two classes, each with different voting rights. The Sinclair Class A Common Stock entitles a holder to one vote per share on all matters submitted to a vote of the stockholders, whereas the Sinclair Class B Common Stock, par value $.01 per share (the "Sinclair Class B Common Stock" and together with the Sinclair Class A Common Stock, the "Sinclair Common Stock"), 100% of which is beneficially owned by the Controlling
Stockholders, entitles a holder to ten votes per share, except for "going private" and certain other transactions for which the holder is entitled to one vote per share. The Class A Common Stock, the Class B Common Stock and the Series B Preferred Stock vote together as a single class (except as otherwise may be required by Maryland law) on all matters submitted to a vote of stockholders, with each share of Series B Preferred Stock entitled to 3.64 votes on all such matters. Holders of Sinclair

Class B Common Stock may at any time convert their shares into the same number of shares of Sinclair Class A Common Stock and holders of Series B Convertible Preferred Stock may at any time convert each share of Series B Convertible Preferred Stock into approximately 3.64 Shares of Sinclair Class A Common Stock.

     The Controlling Stockholders own in the aggregate approximately 60% of the outstanding voting capital stock (including the Series B Preferred Stock) of Sinclair and control over 90% of all voting rights associated with Sinclair's capital stock. As a result, any three of the Controlling Stockholders will be able to elect a majority of the members of the board of directors of Sinclair and, thus, will have the ability to maintain control over the operations and business of Sinclair.

     The Controlling Stockholders have entered into a stockholders' agreement (the "Stockholders' Agreement") pursuant to which they have agreed, for a period ending in 2005, to vote for each other as candidates for election to the board of directors of Sinclair. In addition, in connection with the River City Acquisition, the Controlling Stockholders and Barry Baker and Boston Ventures IV Limited Partnership and Boston Ventures IVA Limited Partnership (collectively, "Boston Ventures") entered into a voting agreement (the "Voting Agreement") pursuant to which the Controlling Stockholders agreed to vote in favor of certain specified matters including, but not limited to, the appointment of Mr. Baker and Mr. Coppedge (or another designee of Boston Ventures) to Sinclair's Board of Directors at such time as they are allowed to become directors pursuant to FCC rules. Mr. Baker and Boston Ventures, in turn, agreed to vote in favor of the reappointment of each of the Controlling Stockholders to Sinclair's board of directors. The Voting Agreement will remain in effect with respect to Mr. Baker for as long as he is a director of Sinclair and remained in effect with respect to Mr. Coppedge (or another designee of Boston Ventures) until the first to occur of (a) the later of (i) May 31, 2001 and (ii) the expiration of the initial five-year term of Mr. Baker's employment agreement and (b) such time as Boston Ventures no longer owns directly or indirectly through its interest in River City at least 721,115 shares of Sinclair Class A Common Stock (including shares that may be obtained on conversion of the Series B Preferred Stock). As of April 30, 1998, Boston Ventures no longer owned the requisite number of shares of Sinclair capital stock and the provisions of the Voting Agreement no longer apply with respect to Boston Ventures. See "Management -- Employment Agreements."

     The disproportionate voting rights of the Sinclair Class B Common Stock relative to the Sinclair Class A Common Stock and the Stockholders' Agreement and the Voting Agreement may make Sinclair a less attractive target for a takeover than it otherwise might be or render more difficult or discourage a merger proposal, tender offer or other transaction involving an actual or potential change of control of Sinclair. In addition, Sinclair has the right to issue additional shares of preferred stock the terms of which could make it more difficult for a third party to acquire a majority of the outstanding voting stock of Sinclair and accordingly may be used as an anti-takeover device.

DEPENDENCE UPON KEY PERSONNEL; EMPLOYMENT AGREEMENTS WITH KEY PERSONNEL

     Sinclair believes that its success will continue to be dependent upon its ability to attract and retain skilled managers and other personnel, including its present officers, regional directors and general managers. The loss of the services of any of the present officers, especially its President and Chief Executive Officer, David D. Smith, or Barry Baker, who is currently a consultant to Sinclair and is expected to become President and Chief Executive Officer of Sinclair Communications, Inc. (a wholly owned subsidiary of Sinclair that holds all of the broadcast operations of Sinclair, "SCI") and Executive Vice President and a director of Sinclair as soon as permissible under FCC rules, may have a material adverse effect on the operations of Sinclair. Each of the Controlling Stockholders has entered into an employment agreement with Sinclair, each of which terminates June 12, 1998, unless renewed for an additional one year period according to its terms, and Barry Baker has entered into an employment agreement that terminates in 2001. See "Management--Employment Agreements." Sinclair has key-man life insurance for Mr. Baker, but does not currently maintain key personnel life insurance on any of its executive officers.

     Mr. Baker is Chief Executive Officer of River City and devotes a substantial amount of his business time and energies to those services. Mr. Baker cannot be appointed as an executive officer or director of Sinclair until such time as (i) either the Controlling Stockholders dispose of their attributable interests

(as defined by applicable FCC rules) in a television station in the Indianapolis designated market area ("DMA") or Mr. Baker no longer has an attributable interest in WTTV or WTTK in Indianapolis; and (ii) either Sinclair disposes of its attributable interest in WTTE in Columbus or Mr. Baker no longer has an attributable interest in WSYX in Columbus. These events have not occurred as of the date of this Information Statement/Prospectus and, accordingly, Mr. Baker is able to terminate his employment agreement at any time. If Mr. Baker's employment agreement is terminated under certain specified circumstances, Mr. Baker will have the right to purchase from Sinclair at fair market value either
(i) Sinclair's broadcast operations in either the St. Louis market or the Asheville, North Carolina/Greenville/ Spartanburg, South Carolina market or (ii) all of Sinclair's radio operations, either of which may also have a material adverse effect on the operations of Sinclair.

RECENT RAPID GROWTH; ABILITY TO MANAGE GROWTH; FUTURE ACCESS TO CAPITAL

     Sinclair has undergone rapid and significant growth over the course of the last seven years primarily through acquisitions and the development of LMA arrangements. Since 1991, Sinclair has increased the number of stations it owns or provides programming services to from three television stations to 36 television stations and 52 radio stations. As Sinclair has grown, the size of acquisitions that Sinclair seeks to pursue has grown and the number of potentially attractive acquisitions has decreased, which may make it more difficult for Sinclair to locate attractive acquisitions. There can be no assurance that Sinclair will be able to continue to locate and complete acquisitions on the scale of past acquisitions or larger, or in general. In addition, acquisitions in the television and radio industry have come under increased scrutiny from the Department of Justice, the Federal Trade Commission and the FCC. See "Business of Sinclair--Federal Regulation of Television and Radio Broadcasting." Accordingly, there is no assurance that Sinclair will be able to maintain its rate of growth or that Sinclair will continue to be able to integrate and successfully manage such expanded operations. Inherent in any acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities which could have a material adverse effect on Sinclair's operating results, particularly during the period immediately following such acquisitions. Additional debt or capital may be required in order to complete future acquisitions, and there can be no assurance Sinclair will be able to obtain such financing or raise the required capital.

DEPENDENCE ON ADVERTISING REVENUES; EFFECT OF LOCAL, REGIONAL AND NATIONAL ECONOMIC CONDITIONS

     Sinclair's operating results are primarily dependent on advertising revenues which, in turn, depend on national and local economic conditions, the relative popularity of Sinclair's programming, the demographic characteristics of Sinclair's markets, the activities of competitors and other factors which are outside Sinclair's control. Both the television and radio industries are cyclical in nature, and Sinclair's revenues could be adversely affected by a future local, regional or national recessionary environment.

RELIANCE ON TELEVISION PROGRAMMING

     One of Sinclair's most significant operating cost components is television programming. There can be no assurance that Sinclair will not be exposed in the future to increased programming costs which may materially adversely affect Sinclair's operating results. Acquisitions of program rights are usually made two or three years in advance and may require multi-year commitments, making it difficult to accurately predict how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs.

CERTAIN NETWORK AFFILIATION AGREEMENTS

     All but four of the television stations owned or provided programming services by Sinclair are affiliated with a network. Under the affiliation agreements, the networks possess, under certain circumstances, the right to terminate the agreement on prior written notice generally ranging between 15 and 45 days, depending on the agreement.

     Ten of the stations currently owned or programmed by Sinclair are affiliated with Fox and 36.0% of Sinclair's revenue in 1997 on a pro forma basis for all acquisitions completed in 1997 was from Fox-affiliated stations. In addition, Sinclair has been notified by Fox of Fox's intention to terminate WLFL's affiliation with Fox in the Raleigh-Durham market and WTVZ's affiliation with Fox in the Norfolk market, effective August 31, 1998, and Sinclair has entered into an agreement with WB for those stations to become affiliated with WB at that time. On August 20, 1996, Sinclair entered into an agreement with Fox limiting Fox's rights to terminate Sinclair's affiliation agreements with Fox in other markets, but there can be no assurance that the Fox affiliation agreements will remain in place or that Fox will continue to provide programming to affiliates on the same basis that currently exists. See "Business of Sinclair--Television Broadcasting." Sinclair's one UPN affiliation agreement expires in January 2001. The non-renewal or termination of affiliations with Fox or any other network could have a material adverse effect on Sinclair's operations.

     The affiliation agreements relating to television stations that have been acquired by Sinclair are terminable by the network upon transfer of the License Assets of the stations. Sinclair does not generally seek consents of the affected network to the transfer of License Assets in connection with its acquisitions. As of the date of this Information Statement/Prospectus, no network has terminated an affiliation agreement following transfer of License Assets to Sinclair. These stations are continuing to operate as network affiliates, but there can be no assurance that the affiliation agreements will be continued, or that they will be continued on terms favorable to Sinclair. If any affiliation agreements are terminated, the affected station could lose market share, may have difficulty obtaining alternative programming at an acceptable cost, and may otherwise be adversely affected.

     One station owned or programmed by Sinclair is affiliated with UPN, a network that began broadcasting in January 1995. Thirteen stations owned or programmed by Sinclair are operated as affiliates of WB, a network that began broadcasting in January 1995. There can be no assurance as to the future success of UPN or WB programming or as to the continued operation of the UPN or WB networks. In connection with the change of affiliation of certain of Sinclair's stations from UPN to WB, in August 1997, UPN filed an action (the "California Action") in Los Angeles Superior Court against Sinclair, seeking declaratory relief and specific performance or, in the alternative, unspecified damages and alleging that neither Sinclair nor its affiliates provided proper notice of their intention not to extend the current UPN affiliations beyond January 15, 1998. Sinclair filed a cross complaint in the California Action seeking declaratory relief that the notice was effective to terminate the affiliations on January 15, 1998. UPN sought a preliminary injunction to prevent the termination of the affiliations on January 15, 1998. Also in August 1997, certain subsidiaries of Sinclair filed an action (the "Baltimore Action") in the Circuit Court for Baltimore City seeking declaratory relief that their notice was effective to terminate the affiliations on January 15, 1998. UPN responded to the Baltimore Action, and filed a counterclaim against Sinclair seeking the same remedies sought by UPN in the California Action. Both Sinclair and UPN filed motions for summary judgment in the Baltimore Action, and the court granted Sinclair's motion for summary judgment and denied UPN's motion, holding that Sinclair effectively terminated the affiliations as of January 15, 1998.

     Based on the decision in the Baltimore Action, the court in the California Action has stayed all proceedings in the California Action. Following an appeal by UPN, the Court of Special Appeals of Maryland upheld the ruling in the Baltimore Action and UPN is seeking further appellate review by the Maryland Court of Appeals. If the court's decision is overturned on appeal and if judgment is ultimately awarded in favor of UPN, certain of Sinclair's stationss could be compelled to run UPN programming until January 15, 2001 without compensation from UPN. If these affiliation agreements were extended, such stations would be unable to negotiate affiliations and compensation agreements with any other network for three years. In addition, Sinclair could lose all or a portion of the cash consideration to be received by Sinclair under the WB Agreement and WB may assert that Sinclair is in breach of the WB Agreement and seek compensation for damages resulting from such breach. See "Business of Sinclair -- Legal Proceedings." There can be no assurance that Sinclair and its subsidiaries will prevail in these proceedings or that the outcome of these proceedings, if adverse to Sinclair and its subsidiaries, will not have a material adverse effect on Sinclair.

COMPETITION

     The television and radio industries are highly competitive. Some of the stations and other businesses with which Sinclair's stations compete are subsidiaries of large, national or regional companies that may have greater resources than Sinclair. Technological innovation and the resulting proliferation of programming alternatives, such as cable television, wireless cable, in home satellite-to-home distribution services, pay-per-view and home video and entertainment systems have fractionalized television viewing audiences and have subjected free over-the-air television broadcast stations to new types of competition. The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems and by digital audio radio service ("DARS"). In October 1997, the FCC awarded two licenses for satellite DARS. DARS may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences.

     Sinclair's   stations  face  strong   competition   for  market  share  and
advertising revenues in their respective markets from other local free over-the-air radio and television broadcast stations, cable television and over-the-air wireless cable television as well as newspapers, periodicals and other entertainment media. In addition, the FCC has adopted rules which permit telephone companies to provide video services to homes on a common-carrier basis without owning or controlling the product being distributed, and proposed legislation could relax or repeal the telephone-cable cross-ownership prohibition for all systems. See "Business of Sinclair--Competition."

     In February 1996, the Telecommunications Act of 1996 (the "1996 Act") was adopted by the Congress of the United States and signed into law by President Clinton. The 1996 Act contains a number of sweeping reforms that are having an impact on broadcasters, including Sinclair. While creating substantial opportunities for Sinclair, the increased regulatory flexibility afforded by the 1996 Act and the removal of previous station ownership limitations have sharply increased the competition for and prices of stations. The 1996 Act also frees telephone companies, cable companies and others from some of the restrictions which have previously precluded them from involvement in the provision of video services. The 1996 Act may also have other effects on the competition Sinclair faces, either in individual markets or in making acquisitions.


IMPACT OF NEW TECHNOLOGIES

     The FCC has taken a number of steps to implement digital television ("DTV") broadcasting service in the United States. In December 1996, the FCC adopted a DTV broadcast standard and, in April 1997, made decisions in several pending rulemaking proceedings that establish service rules and a plan for implementing DTV. The FCC adopted a DTV table of allotments that provides all authorized television stations with a second channel on which to broadcast a DTV signal. In February 1998, the FCC made slight revisions to the DTV rules and table of allotments in acting upon a number of appeals in the DTV proceeding. The modified rules and table of allotments are also the subject of various pending appeals. The FCC has attempted to provide DTV coverage areas that are comparable to stations' existing service areas. The FCC has ruled that television broadcast licensees may use their digital channels for a wide variety of services such as high-definition television ("HDTV"), multiple standard definition television programming, audio, data, and other types of communications, subject to the requirement that each broadcaster provide at least one free video channel equal in quality to the current technical standard.

     DTV channels will generally be located in the range of channels from channel 2 through channel 51. The FCC is requiring that affiliates of ABC, CBS, Fox and NBC in the top ten television markets begin digital broadcasting by May 1, 1999 (the stations affiliated with these networks in the top ten markets have voluntarily committed to begin digital broadcasting within 18 months), and that affiliates of these networks in markets 11 through 30 begin digital broadcasting by November 1999. The FCC's plan calls for the DTV transition period to end in the year 2006, at which time the FCC expects that television broadcasters will cease non-digital broadcasting and return one of their two channels to the government, allowing that spectrum to be recovered by the government for other uses. Under the Balanced Budget Act of 1997, however, the FCC is authorized to extend the December 31, 2006 deadline for reclamation of a television station's non-digital channel if, in any given case: (i) one or more television stations affiliated with one of ABC, CBS, NBC or Fox in a market is not broadcasting digitally, and the FCC determines that such stations have "exercised due diligence" in attempting to convert to digital broadcasting; or (ii) less than 85% of the television households in the market subscribe to a multichannel video service (cable, wireless cable or direct-to-home broadcast satellite television) that carries at least one digital channel from each of the local stations in that market, and less than 85% of the television households in the market can receive digital signals off the air using either a set-top converter box for an analog television set or a new digital television set. The Balanced Budget Act also directs the FCC to auction the non-digital channels by September 30, 2002 even though they are not to be reclaimed by the government until at least December 31, 2006. The Balanced Budget Act also permits broadcasters to bid on the non-digital channels in cities with populations greater than 400,000, provided the channels are used for DTV. Thus, it is possible a broadcaster could own two channels in a market. The FCC has concluded a separate proceeding in which it reallocated television channels 60 through 69 to other services while protecting existing television stations on those channels from interference during the DTV transition period. Additionally, the FCC will open a separate proceeding to consider to what extent the cable must-carry requirements will apply to DTV signals.

     Implementation of digital television will improve the technical quality of television signals received by viewers. Under certain circumstances, however, conversion to digital operation may reduce a station's geographic coverage area or result in increased interference. The FCC's DTV allotment plan allows present UHF stations that move to DTV channels considerably less signal power than present VHF stations that move to UHF DTV channels. Additionally, the DTV transmission standard adopted by the FCC may not allow certain stations to provide a DTV signal of adequate strength to be reliably received by certain viewers using inside television set antennas. Implementation of digital television will also impose substantial additional costs on television stations because of the need to replace equipment and because some stations will need to operate at higher utility costs and there can be no assurance that Sinclair's television stations will be able to increase revenue to offset such costs. The FCC is also considering imposing new public interest requirements on television licensees in exchange for their receipt of DTV channels. Sinclair is currently considering plans to provide HDTV, to provide multiple channels of television, including the provision of additional broadcast programming and transmitted data on a subscription basis, and to continue its current TV program channels on its allocated DTV channels. The 1996 Act allows the FCC to charge a spectrum fee to broadcasters who use the digital spectrum to offer subscription-based services. The FCC has opened a rulemaking to consider the spectrum fees to be charged to broadcasters for such use. In addition, Congress has held hearings on broadcasters' plans for the use of their digital spectrum. Sinclair cannot predict what future actions the FCC or Congress might take with respect to DTV, nor can it predict the effect of the FCC's present DTV implementation plan or such future actions on Sinclair's business.

     Further advances in technology may also increase competition for household audiences and advertisers. The video compression techniques now under development for use with current cable television channels or direct broadcast satellites which do not carry local television signals (some of which commenced operation in 1994) are expected to reduce the bandwidth which is required for television signal transmission. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized "niche" programming. This ability to reach a very defined audience may alter the competitive dynamics for advertising expenditures. Sinclair is unable to predict the effect that technological changes will have on the broadcast television industry or the future results of Sinclair's operations. The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems and by DARS. DARS may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences. The FCC has issued licenses for two satellite DARS systems. See "Business of Sinclair--Competition."

GOVERNMENTAL REGULATIONS; NECESSITY OF MAINTAINING FCC LICENSES

     The broadcasting industry is subject to regulation by the FCC pursuant to the Communications Act. Approval by the FCC is required for the issuance, renewal and assignment of station operating licenses and the transfer of control of station licensees. In particular, Sinclair's business will be dependent upon its continuing to hold broadcast licenses from the FCC. While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that Sinclair's licenses or the licenses held by the owner-operators of the stations with which Sinclair has LMAs will be renewed at their expiration dates. A number of federal rules governing broadcasting have changed significantly in recent years and additional changes may occur, particularly with respect to the rules governing digital television, multiple ownership and attribution. Sinclair cannot predict the effect that these regulatory changes may ultimately have on Sinclair's operations. Additional information regarding governmental regulation is set forth under "Business of Sinclair--Federal Regulation of Television and Radio Broadcasting."

MULTIPLE OWNERSHIP RULES AND EFFECT ON LMAS

     On a national level, FCC rules and regulations generally prevent an entity or individual from having attributable interests in television stations that reach in excess of 35% of all U.S. television households (for purposes of this calculation, UHF stations are credited with only 50% of the television households in their markets). Upon completion of all pending acquisitions and dispositions, Sinclair will reach approximately 14% of U.S. television households using the FCC's method of calculation. On a local level, the "duopoly" rule generally prohibits attributable interests in two or more television stations with overlapping service areas. There are no national limits on ownership of radio stations, but on a local level no entity or individual can have attributable interests in more than five to eight stations (depending on the total number of stations in the market), with no more than three to five stations (depending on the total allowed) broadcasting in the same band (AM or FM). There are limitations on the extent to which radio programming can be simulcast through LMA arrangements, and LMA arrangements in radio are counted in determining the number of stations that a single entity may control if the provider of programming under an LMA owns one or more radio stations in the same market. FCC rules also impose limitations on the ownership of a television and one or more radio stations in the same market, though such cross-ownership is presumptively permitted on a limited basis in larger markets.

     The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other entity. In the case of corporations holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's voting stock (or 10% or more of such stock in the case of insurance companies, certain regulated investment companies and bank trust departments that are passive investors) are generally deemed to be attributable, as are positions as an officer or director of a corporate parent of a broadcast licensee. The FCC has proposed changes to these attribution rules. See "Business of Sinclair--Federal Regulation of Television and Radio Broadcasting."

     The FCC has initiated rulemaking proceedings to consider proposals to modify its television ownership restrictions, including proposals that may permit the ownership, in some circumstances, of two television stations with overlapping service areas. The FCC is also considering in these proceedings whether to adopt restrictions on television LMAs. The "duopoly" rule currently prevents Sinclair from acquiring the FCC licenses of television stations with which it has LMAs in those markets where Sinclair owns a television station. In addition, if the FCC were to decide that the provider of programming services under a television LMA should be treated as the owner of the television station and if it did not relax the duopoly rule, or if the FCC were to adopt restrictions on LMAs without grandfathering existing arrangements, Sinclair could be required to modify or terminate certain of its LMAs. In such an event, Sinclair could be required to pay termination penalties under certain of its LMAs. The 1996 Act provides that nothing therein "shall be construed to prohibit the origination, continuation, or renewal of any television local marketing agreement that is in compliance with the regulations of the [FCC]." The legislative history of the 1996 Act reflects that this provision was intended to grandfather television LMAs that were in existence upon enactment of the 1996 Act, and to allow television LMAs consistent with the FCC's rules subsequent to enactment of the 1996 Act. In its pending rulemaking proceeding regarding the television duopoly rule, the FCC has proposed to adopt a grandfathering policy providing that, in the event that television LMAs become attributable interests, LMAs that are in compliance with existing FCC rules and policies and were entered into before November 5, 1996, would be permitted to continue in force until the original term of the LMA expires. Under the FCC's proposal, television LMAs that are entered into, renewed or assigned after November 5, 1996 would have to be terminated if LMAs are made attributable interests and the LMA in question resulted in a violation of the television multiple ownership rules. All but three of Sinclair's television LMAs were entered into prior to the 1996 Act: one was entered into after enactment of the 1996 Act but prior to November 5, 1996 (which LMA has a term expiring on May 31, 2006), and two (one of which has a term expiring in 2008 and the other of which has a term expiring no later than April 16, 2002) were entered into subsequent to November 5, 1996. Moreover, rights under certain of Sinclair's television LMAs were acquired by other parties either subsequent to enactment of the 1996 Act but prior to November 5, 1996, or subsequent to November 5, 1996. Sinclair cannot predict whether any or all of its television LMAs will be grandfathered. See "Business of Sinclair--Federal Regulation of Television and Radio Broadcasting." In connection with the Max Media Acquisition, the Company expects to enter into one or more LMAs with Max Media Properties II LLC, the owner of the License Assets of WKEF-TV, Dayton, Ohio and WEMT-TV, Greenville, Tennessee. In connection with the Merger, Sinclair intends to take an assignment of existing LMAs in the Nashville and Greensboro markets and to enter into new LMAs with Sullivan II, Sullivan III, and/or Glencairn. These LMAs would not be grandfathered under the FCC's pending proposal. Further, if the FCC were to find that the owners/licensees of the stations with which Sinclair has LMAs failed to maintain control over their operations as required by FCC rules and policies, the licensee of the LMA station and/or Sinclair could be fined or could be set for hearing, the outcome of which could be a fine or, under certain circumstances, loss of the applicable FCC license.

     A petition has been filed to deny the application to assign WTTV and WTTK in the Indianapolis DMA from River City to Sinclair. Although the petition to deny does not challenge the assignments of WTTV and WTTK to Sinclair, it alleges that station WIIB in the Indianapolis DMA should be deemed an attributable interest of the Controlling Stockholders (resulting in a violation of the FCC's local television ownership restrictions when coupled with Sinclair's acquisition of WTTV and WTTK) even though the Controlling Stockholders have agreed to transfer their voting stock in WIIB to a third party. The FCC, at Sinclair's request, has withheld action on the applications for Sinclair to acquire WTTV and WTTK, and for the Controlling Stockholders to transfer their voting stock in WIIB, pending the outcome of the FCC's rulemaking proceeding concerning the cross-interest policy. The petitioner has appealed the withholding of action on these applications. In addition, comments have been filed with the FCC by a competitor of Sinclair with respect to the transfer of the license for WEMT-TV in Tri-Cities, Tennessee/Virginia claiming that Sinclair's acquisition of WEMT-TV will create undue regional media concentration.

     In addition, the FCC granted the assignment applications for Sinclair to acquire the License Assets of WLOS-TV and KABB-TV in the Asheville, North Carolina/Greenville/Spartanburg, South Carolina and San Antonio, Texas markets, respectively, and for Glencairn to acquire the License Assets of WFBC-TV and KRRT-TV in these two markets, respectively, subject to the outcome of the FCC's cross-interest policy rulemaking proceeding and certain other conditions relating to certain trusts that have non-voting ownership interests in Glencairn. Sinclair has acquired the License Assets of KABB-TV and WLOS-TV. Glencairn has acquired the License Assets of KRRT-TV and WFBC-TV and Sinclair
provides programming services to KRRT-TV and WFBC-TV pursuant to LMAs. Applications for review have been filed by third parties which appeal the FCC's grants of: (i) Sinclair's application to acquire WLOS-TV in the Asheville, North Carolina and Greenville/Spartanburg/Anderson, South Carolina market and Glencairn's application to acquire WFBC-TV in that market; and (ii) Sinclair's application to acquire KABB-TV in the San Antonio market. Sinclair has filed oppositions to both applications for review. Sinclair also has pending several requests for waivers of the FCC's radio-television cross-ownership, or "one to a market," rule, in connection with its applications to acquire radio stations in the Max Media Acquisition and other acquisitions in markets where Sinclair owns or proposes to own a television station. Certain waivers of the one to a market rule acquired by Sinclair in connection with the Heritage Acquisition are temporary and conditioned on the FCC's pending rulemaking proceeding to reexamine the one to a market rule. In addition, certain of the television stations to be acquired in the Max Media Acquisition, the WSYX acquisition and the Merger have overlapping service areas with Sinclair's television stations and, therefore, Sinclair has requested or intends to request waivers from the FCC to complete the Max Media Acquisition, the WSYX acquisition and the Merger. There can be no assurance that any or all of such waiver requests will be granted. Additionally, Sinclair's acquisition of the Heritage radio stations in the New Orleans market and Sinclair's acquisition of the Max Media radio stations in the Norfolk, Virginia market would violate FCC and DOJ restrictions on ownership of radio stations in those markets. Accordingly, Sinclair has agreed to divest one or more stations in these markets either to a third party or to a trustee.

     Sinclair is unable to predict (i) the ultimate outcome of possible changes to the FCC's LMA and multiple ownership rules or the resolution of the above-described matters or (ii) the impact such factors may have upon Sinclair's broadcast operations. As a result of regulatory changes, Sinclair could be required to modify or terminate some or all of its LMAs, resulting in termination penalties and/or divestitures of broadcast properties. In addition, Sinclair's competitive position in certain markets could be materially adversely affected. Thus, no assurance can be given that changes to the FCC rules or the resolution of the above-described matters will not have a material adverse effect upon Sinclair.


LMAS--RIGHTS OF PREEMPTION AND TERMINATION

     All of Sinclair's LMAs allow, in accordance with FCC rules, regulations and policies, preemptions of Sinclair's programming by the owner-operator and FCC licensee of each station with which Sinclair has an LMA. In addition, each LMA provides that under certain limited circumstances the arrangement may be terminated by the FCC licensee. Accordingly, Sinclair cannot be assured that it will be able to air all of the programming expected to be aired on those stations with which it has an LMA or that Sinclair will receive the anticipated advertising revenue from the sale of advertising spots in such programming. Although Sinclair believes that the terms and conditions of each of its LMAs should enable Sinclair to air its programming and utilize the programming and other non-broadcast license assets acquired for use on the LMA stations, there can be no assurance that early terminations of the arrangements or unanticipated preemptions of all or a significant portion of the programming by the owner-operator and FCC licensee of such stations will not occur. An early termination of one of Sinclair's LMAs, or repeated and material preemptions of programming thereunder, could adversely affect Sinclair's operations. In addition, Sinclair's LMAs expire on various dates from the years 1999 to 2010, unless extended or earlier terminated. There can be no assurance that Sinclair will be able to negotiate extensions of its arrangements on terms satisfactory to Sinclair.

     In certain of its LMAs, Sinclair has agreed to indemnify the FCC licensee against certain claims (including trademark and copyright infringement, libel or slander and claims relating to certain FCC proceedings or investigations) that may arise against the FCC licensee as a result of the arrangement.


POTENTIAL EFFECT ON THE MARKET PRICE RESULTING FROM SHARES ELIGIBLE FOR FUTURE SALE

     Any shares of Sinclair Class A Common Stock offered pursuant to this Information Statement/ Prospectus will be freely tradeable in the United States without restriction or further registration. Shares of Class B Common Stock are convertible into Class A Common Stock on a share-for-share basis at any time at the option of the holder and are automatically converted into Class A Common Stock upon transfer, except for transfers to certain permitted transferees. The 25,166,432 shares of Class B Common Stock outstanding as of March 31, 1998 (and shares of Class A Common Stock into which they are convertible), all of which are beneficially owned by the Controlling Stockholders, are held by persons who may be deemed to be affiliates of Sinclair and are eligible for resale under Rule 144 under the Securities Act, subject to the volume limitations thereunder. As of the date of this Information Statement/Prospectus, options to acquire 5,171,536 shares of Class A Common Stock have been granted and reserved for issuance to certain officers or employees of Sinclair under Sinclair's various stock option plans. Of the options granted, 1,261,743 have vested as of the date of this Information Statement/ Prospectus. In addition, Sinclair issued 1,150,000 shares of Series B Preferred Stock to River City in connection with the River City Acquisition, of which 45,703 shares (which are convertible at any time at the option of the holders, into an aggregate of approximately 166,210 shares of Class A Common Stock subject to certain adjustments) were issued and outstanding as of April 30, 1998. All such shares are registered under the Securities Act pursuant to a shelf registration statement and may be sold into the public market at any time. Sinclair has also registered under the Securities Act 1,382,435 shares of Class A Common Stock issuable upon exercise of stock options held by Barry Baker, and has registered an additional 2,155,238 shares issuable upon exercise of options issued or issuable pursuant to Sinclair's employee plans. Sale of substantial amounts of shares of Class A Common Stock, or the perception that such sales could occur, may materially adversely affect the market price of the Class A Common Stock.

NET LOSSES

     Sinclair has experienced a net loss in two of the last four years, including a net loss of $10.6 million in 1997. The losses include significant interest expense as well as substantial non-cash expenses such as depreciation, amortization and deferred compensation. Notwithstanding slight net income in 1995 and 1996, Sinclair expects to experience net losses in the future, principally as a result of interest expense, amortization of programming and intangibles and depreciation.


DIVIDEND RESTRICTIONS

     The terms of Sinclair's Bank Credit Agreement, the Existing Indentures and the other indebtedness of Sinclair restrict Sinclair from paying dividends on its Common Stock. Sinclair does not expect to pay dividends on its Common Stock in the foreseeable future.


FORWARD-LOOKING STATEMENTS

     This Information Statement/Prospectus contains forward-looking statements. In addition, when used in this Information Statement/Prospectus, the words "intends to," "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired television and radio stations (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the other risk factors set forth above and the matters set forth in this Information Statement/Prospectus generally. Sinclair undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA
                            COMBINED PER SHARE DATA


     The following table sets forth (1) historical net income (loss) per share and historical book value per share data of Sinclair; (2) historical net income
(loss) per share and historical book value per share data of Sullivan; and (3) unaudited pro forma combined net income (loss) per share and unaudited pro forma combined book value per share data of Sinclair after giving effect to the Recent Financings, the Significant Acquisitions and the Merger on a purchase basis. The information in the table should be read in conjunction with the audited consolidated financial statements of Sinclair and Sullivan and the notes thereto included elsewhere in this Information Statement/Prospectus. The unaudited pro forma combined per share data is not necessarily indicative of the net income
(loss) per share or book value per share that would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of such amounts for any future dates or periods.


                                                        HISTORICAL AND PRO FORMA
                                                            PER SHARE DATA(1)
                                              ---------------------------------------------
                                                                             YEAR ENDED
                                                                          DECEMBER 31, 1997
                                                                         ------------------
Sinclair Common Stock
 Net income (loss) per common share:
   Historical .............................                                  $  (0.27)
   Pro forma ..............................                                     (0.26)
 Book value per common share at period end:
   Historical .............................                                     13.87
   Pro forma ..............................                                     23.85
Sullivan Common Stock
 Net income (loss) per common share:
   Historical (unaudited) .................                                     (2.10)
 Book value per common share at period end:                                      2.15
   Historical (unaudited) .................

----------
(1) Historical book value per share is computed by dividing stockholders' equity, after reduction for preferred liquidation preferences, if any, by the number of shares of common stock outstanding at the end of the period. Sinclair pro forma book value per share is computed by dividing pro forma shareholders' equity, including the effect of pro forma adjustments, by the pro forma number of shares of Sinclair Common Stock which would have been outstanding had the Merger been consummated as of December 31, 1997.

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 1997, (a) the actual capitalization of Sinclair, (b) the pro forma capitalization of Sinclair as adjusted to reflect the April 1998 Common Stock Issuance, Significant Acquisitions and the Merger as if such transactions had occurred on December 31, 1997. The information set forth below should be read in conjunction with "Pro Forma Consolidated Financial Information of Sinclair" located elsewhere in this Information Statement/Prospectus and Sinclair's Consolidated Financial Statements as of and for the year ended December 31, 1997 and related notes thereto, the historical financial data of Heritage Media Services, Inc. -- Broadcasting Segment, the historical financial data of Max Media Properties LLC, and the historical financial data of Sullivan Broadcast Holdings, Inc. and Subsidiaries, all of which are included herein.


                                                                                      DECEMBER 31, 1997
                                                            ----------------------------------------------------------------------
                                                                                    (DOLLARS IN THOUSANDS)
                                                                                                                 APRIL 1998
                                                                                    APRIL 1998             COMMON STOCK ISSUANCE,
                                                                              COMMON STOCK ISSUANCE,      SIGNIFICANT ACQUISITIONS
                                                                ACTUAL     AND SIGNIFICANT ACQUISITIONS        AND THE MERGER
                                                            ------------- ------------------------------ -------------------------
Cash and cash equivalents .................................  $  139,327             $       --                  $        --
                                                             ==========             ==========                  ===========
Current portion of long-term debt .........................  $   38,288             $   38,288                       38,288
                                                             ==========             ==========                  ===========
Long-term debt:
 Commercial bank financing ................................     272,011                375,238                    1,275,238
 Notes and capital leases payable to affiliates ...........      19,500                 19,500                       19,500
 Senior subordinated notes ................................     750,923                750,923                      750,923
                                                             ----------             ----------                  -----------
 Total long-term debt .....................................   1,042,434              1,145,661                    2,045,661
                                                             ----------             ----------                  -----------
Company Obligated Mandatorily Redeemable Security
 of Subsidiary Trust Holding Solely KDSM Senior
 Debentures ...............................................     200,000                200,000                      200,000
                                                             ----------             ----------                  -----------
Stockholders' equity (deficit):
 Series B Preferred  Stock,  $.01 par value,  10,000,000
  shares  authorized and  1,071,381 and 513,079 shares
   issued and outstanding, respectively ...................          10                      5                            5
 Series D Convertible Exchangeable Preferred Stock,
   $.01 par value, 3,450,000 shares authorized and
   outstanding ............................................          35                     35                           35
 Class A Common Stock, $.01 par value, 100,000,000
   shares authorized and 13,733,430, 21,763,617 and
   23,691,328 shares issued and outstanding respec-
   tively .................................................         137                    217                          236
 Class B Common Stock, $.01 par value, 35,000,000
   shares authorized and 25,436,432 issued and out-
   standing ...............................................         255                    255                          255
 Additional paid-in capital ...............................     552,949                888,503                      988,484
 Additional paid-in capital -- equity put options .........      23,117                 23,117                       23,117
 Additional paid-in capital -- deferred compensation               (954)                  (954)                        (954)
 Accumulated deficit ......................................     (32,261)               (32,261)                     (32,261)
                                                             ----------             ----------                  -----------
   Total stockholders' equity .............................     543,288                878,917                      978,917
                                                             ----------             ----------                  -----------
    Total capitalization ..................................  $1,785,722             $2,224,578                    3,224,578
                                                             ==========             ==========                  ===========

                                  THE MERGER


GENERAL

     Pursuant to the Merger Agreement, Sinclair will form a wholly-owned subsidiary ("Merger Sub") which will merge with and into Sullivan, and Sullivan will be the surviving corporation (the "Surviving Corporation"). All Sullivan Share Equivalents outstanding immediately prior to the Effective Time will be automatically converted into the right to receive the Merger Consideration, as defined below. As part of the Merger, Sullivan will adopt the Certificate of Incorporation and Bylaws of Merger Sub, and the name of the Surviving Corporation shall be designated by Sinclair.

     In addition, prior to the closing of the Merger, Sullivan will spin off two wholly-owned subsidiaries, Sullivan II and Sullivan III. Sinclair has also entered into an agreement and plan of merger with Sullivan II.


MERGER CONSIDERATION

     The aggregate consideration for all Sullivan Share Equivalents (the "Merger Consideration") shall be derived by adding (i) the sum of (x) the product of the Cash Flow Multiplier and the Annualized Trailing Cash Flow (as each are defined below) and (y) $2,620,000, if the Cash Flow Mulitiplier is 12.00 and the Annualized Trailing Cash Flow is not less than $78,115,000 plus discretionary 401(k) Plan contributions made by Sullivan after December 31, 1997, (ii) the KOKH Amount, as defined below, (iii) the Adjustment Amount, as defined below, and (iv) an amount equal to Sullivan receivable proceeds collected during the 120 days following the Merger, as described in the Merger Agreement. However, if the Merger closes prior to September 21, 1998, the amount in clause (i) above shall not exceed $970,000,000.

     "Cash Flow Multiplier" means (x) 12.00 if the Merger closes on or prior to June 23, 1998, (y) 12.25 if the Merger closes after June 23, 1998 and on or prior to September 21, 1998, and (z) 12.5 if the Merger closes after September 21, 1998.

     "Annualized Trailing Cash Flow" means the consolidated net income of Sullivan from January 1, 1998 to the earlier of (i) the last day of the last full calendar month ended prior to the closing of the Merger and (ii) August 31, 1998, increased by all non-recurring items incurred other than in the ordinary course of business, corporate overhead, income taxes, interest expense, depreciation and amortization deducted in computing such operating net income, and reduced by certain amounts paid or due by Sullivan under its Program Contracts, as defined in the Merger Agreement.

     "KOKH Amount" means the result of $30,620,000 and a yield of 7.125% applied to such amount from January 30, 1998, plus the net effect of certain payments, capital contributions, loans, or advances described in the Merger Agreement.

     "Adjustment Amount" means, as of the Closing Date, the aggregate amount of all cash, cash equivalents, marketable securities, prepaid expenses, deposits held by others, and any current assets, reduced by: (i) certain indebtedness;
(ii) trade accounts payable, accrued expenses, and other liabilities; (iii) the aggregate amount of the proceeds from the sale certain assets with replacement value under $130,000; and (iv) the excess, if any, of (a) the product of $1,985,422 and the number of calendar days in 1998 before closing, divided by 365, over (b) the aggregate amount of capital expenditures of Sullivan and its subsidiaries during calendar year 1998 prior to closing. The Adjustment Amount will be increased by $10,000,000 if the closing has not occurred before October 21, 1998, and will be increased by an additional $10,000,000 (up to a maximum increase of $70,000,000) at the end of each 30-day period thereafter.


PER SHARE MERGER CONSIDERATION

     The Merger Consideration for each Sullivan Share Equivalent (the "Per Share Merger Consideration") shall be the amount such Sullivan Share Equivalent holder would receive if: (i) all rights to acquire Sullivan capital stock were exercised and all securities convertible into Sullivan capital stock were converted to the fullest extent permitted, (ii) thereafter, Sullivan received an amount equal to the aggregate Merger Consideration and applied a portion of that amount to the redemption in full of any outstanding Sullivan preferred stock, and (iii) Sullivan then distributed the remaining sum to the holders of Sullivan capital stock in accordance with its certificate of incorporation reduced, in the case of any right to acquire Sullivan capital stock or right to convert into Sullivan capital stock, by the exercise price.


FORM OF MERGER CONSIDERATION

     At the option of the Merger Sub, up to $100,000,000 of the aggregate Common Merger Consideration will be paid in validly-issued, fully-paid and nonassessable shares of Sinclair Class A Common Stock. The remainder of the Merger Consideration will be paid in cash by wire transfer of immediately available funds for the account of holders of Sullivan Share Equivalents. The Sinclair Class A Common Stock will be issuable only to holders of Sullivan Common Equivalents, and the proportion of the Per Share Common Merger Consideration that is represented by Sinclair Class A Common Stock will be equal to the proportion of the aggregate Common Merger Consideration payable to holders of Sullivan Common Equivalents that is represented by Sinclair Class A Common Stock. The Sinclair Class A Common Stock will be valued at the average of the closing trading prices for the Sinclair Class A Common Stock for the third business day prior to the closing date and the nine preceding business days.


TIME OF PAYMENT

     The Merger Consideration will be paid in three components: the initial estimated payment; the final non-receivables payment; and the receivables payment.

     The Initial Estimated Payment. Sinclair will make the initial estimated payment at the time of the closing of the Merger. Prior to the Merger, Sullivan will estimate Annualized Trailing Cash Flow, the KOKH Amount and the Adjustment Amount. Sinclair will pay the initial estimated payment based on these estimates. Sullivan will also determine receivables for the period beginning 120 days before closing of the Merger. If this estimate of receivables is less than $24 million, then Sinclair will pay a portion of the initial estimated payment equal to the difference between $24 million and this estimate of receivables into an escrow account. All remaining amounts will be paid to or at the direction of the stockholders of Sullivan.

     The Final Non-Receivables Payment. Sinclair will calculate the final Annualized Trailing Cash Flow Amount, KOKH Amount and Adjustment Amount no later than 110 days after closing of the Merger. If ABRY Partners, as the representative of the stockholders of Sullivan, disputes this determination, the determination will be submitted to a dispute resolution procedure which may include arbitration. After these amounts have been finally determined by agreement or pursuant to the dispute resolution procedure, payments will be made as follows. If additional amounts are payable to the stockholders of Sullivan, Sinclair will pay the amount first from whatever amounts were set aside in the escrow account described in the preceding paragraph, and then from other sources. If the final calculation results in amounts owing to Sinclair, then such amounts shall be paid first from any amounts set aside in the escrow described in the preceding paragraph, and then as an offset to any amounts payable with respect to the receivables payment described below. If these amounts are not sufficient, no-one will be obligated to pay any remaining amounts owing to Sinclair.

     The Receivables Payment. On or before the 150th day after the closing of the Merger, Sinclair will pay to the Sullivan stockholders an amount equal to the proceeds of receivables of Sullivan arising from the sale of advertising time and other paid programming time that existed at the time of the closing of the Merger and that were collected in the 120 days following the closing of the Merger. In addition, Sinclair will pay interest on these amounts at the rate of 7.125% per year accruing from the 74th day after closing of the Merger. The amount paid to the stockholders of Sullivan will be reduced by (i) any amount owed Sinclair (or which Sinclair in good faith asserts will be owed) pursuant to the preceding paragraph and (ii) an amount equal to the aggregate amount of all loss and expense for which Sinclair claims indemnification under the Indemnity Agreement described under "Terms of the Merger Agreement -- Indemnification," below. Sinclair will pay into an escrow account any amounts that are estimates of amounts that will be owed Sinclair under the preceding paragraph and the amount of any claims for indemnification. The escrow agent will pay amounts held in escrow to Sinclair or the Sullivan stockholders as appropriate after amounts owing under the preceding paragraph are finally determined and after all claims for indemnity are resolved.


BACKGROUND OF THE MERGER; APPROVAL OF THE MERGER BY SULLIVAN'S BOARD OF DIRECTORS AND REASONS FOR THE MERGER

     From time to time since Sullivan's commencement of broadcast operations in 1996, Sullivan has variously received and made unsolicited inquiries of other television broadcasting companies and other persons concerning possible business combinations involving Sullivan and/or all or portions of its television properties.

     In such efforts (including in connection with the Merger), Sullivan has been assisted and advised by ABRY Partners, Inc. ("ABRY Partners"), an affiliate of Sullivan's majority stockholder, ABRY Broadcast Partners II, L.P., whom Sullivan engaged at the time of Sullivan's formation to advise Sullivan concerning financial, strategic and other matters generally. In turn, ABRY Partners has been assisted and advised in such efforts by Paradigm Consulting Ltd. (together with ABRY Partners, the "Advisors"), whom ABRY Partners has engaged to assist and advise ABRY Partners. Neither Advisor was specifically or separately engaged or is being compensated by Sullivan in connection with the Merger.

     In late  1997,  with a view to  identifying  opportunities  for  Sullivan's stockholders to maximize and realize the value of Sullivan and its television properties, but without determining whether to approve any merger or other transaction involving Sullivan or any portion of its assets, the board of directors of Sullivan (the "Sullivan Board") authorized the management of Sullivan, with the assistance of the Advisors, to determine the terms and conditions upon which Sullivan and/or its television properties could be the subject of a business combination and the persons likely to be interested consummating any such business combination. The Sullivan Board took such action in light of a number of factors, including (i) their knowledge of the business, operations, earnings, assets and properties of Sullivan, (ii) their assessment of Sullivan's long-term and short-term business prospects and the risks to Sullivan's stockholders in connection therewith, (iii) the recent and historical trading prices of common stocks of public companies primarily engaged in television broadcasting, (iv) the valuations reflected in recent and historical business combination transactions involving publicly-traded and privately-owned companies primarily engaged in television broadcasting, and (v) the relative valuations and degrees of stockholder liquidity achieved in recent and historical business combination transactions involving companies primarily engaged in television broadcasting as compared with those achieved in recent and historical public offerings of equity securities of companies of such a type.

     Intermittently during the period from November 1997 through February 1998, on Sullivan's behalf and in consultation with the members of the Sullivan Board, the executive officers of Sullivan and the Advisors had discussions with
Sinclair and a number of other parties. Such discussions ranged from communications that were merely exploratory in nature to the negotiation of the terms and conditions to be set forth in definitive merger agreements to be submitted to the Sullivan Board for its consideration and approval.

     As a result of such discussions, by the third week of February 1998, Sullivan's management and the Advisors believed that they had identified the most favorable terms available from each of the parties with whom they had discussed a transaction involving Sullivan and/or its television properties, and that it was not likely that terms more favorable to the stockholders of Sullivan could be obtained at such time. Those proposed terms of possible alternative transactions were presented to the members of the Sullivan Board for their consideration. The members of the Sullivan Board determined that the proposal from Sinclair was the most favorable and therefore approved the terms of the Merger and Sullivan's execution of the Merger Agreement.

     The principal reason for the Merger is to enable the stockholders of Sullivan to receive the Per Share Merger Consideration. In approving the Merger and the Merger Agreement, the Sullivan Board considered a variety of factors, including (i) the factors described above which the Sullivan Board considered in connection with authorizing the executive officers of Sullivan and the Advisors to explore possible business combinations, (ii) the respective terms and conditions of the possible alternative transactions and the likelihood that any such transaction could be consummated, (iii) the fact that no director or executive officer of Sullivan has any interest in Sinclair (other than any interest which he or she might acquire by virtue of receiving shares of Sinclair Class A Common Stock as part of the Merger Consideration on the same terms as other stockholders of Sullivan) or will become or continue to be an executive officer or director of Sullivan or Sinclair after the Merger, (iv) selected prices paid or agreed to be paid in recent and historical business combination transactions involving privately- and publicly-held companies primarily engaged in television broadcasting, and (v) the Sullivan Board's belief that the Merger Consideration reflected at least the fair market value of Sullivan's stock.

     In analyzing the terms and conditions of the Merger prior to approving them, the Sullivan Board recognized that the stockholders of Sullivan would no longer have an opportunity to participate in the future growth of Sullivan, other than indirectly as stockholders of Sinclair in the event that Sinclair exercised its option to pay a portion of the Merger Consideration in the form of Sinclair Common Stock. The Sullivan Board also recognized that, if Sinclair exercised such option, the stockholders of Sullivan would, in effect, be making an investment in Sinclair Class A Common Stock. Accordingly, the Sullivan Board gave consideration to Sullivan's and Sinclair's results of operation, Sullivan's anticipated future earnings and financial position, and the recent and historical values at which Sinclair Class A Common Stock has been traded in the public markets.

     Based upon its consideration of the factors described above and others they deemed relevant, the members of the Sullivan Board unanimously approved the terms and conditions of the Merger and Sullivan's entry into the Merger Agreement. In view of the circumstances and wide variety of factors considered in taking such actions, the Sullivan Board did not find it practicable to assign relative weights to the factors considered in taking such actions.


APPRAISAL AND DISSENTERS' RIGHTS

     Holders of shares of Sullivan Common Stock are entitled to appraisal rights under Section 262 of the DGCL ("Section 262"), provided that they comply with the conditions established by Section 262. Section 262 is reprinted in its entirety as Annex A to this Information Statement/Prospectus. The following discussion does not purport to be a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex A. This discussion and Annex A should be reviewed carefully by any holder of Sullivan Common Stock who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein may result in the loss of appraisal rights. A holder of record of shares of Sullivan Common Stock who desires to exercise appraisal rights must: (i) hold shares of Sullivan Common Stock on the date of the making of a demand for appraisal; (ii) continuously hold such shares through the Effective Time; (iii) deliver a properly executed written demand for appraisal to Sinclair prior to the 20th day after the date of this Information Statement/Prospectus;
(iv) file any necessary petition in the Delaware Court of Chancery (the "Delaware Court"), as more fully described below, within 120 days after the Effective Time; and (v) otherwise satisfy all of the conditions described more fully below and in Annex A. HOLDERS WHO WISH TO EXERCISE APPRAISAL RIGHTS MUST NOTIFY SULLIVAN OF THEIR INTENT TO DO SO NO LATER THAN _______, 1998 IN ORDER TO PRESERVE THOSE RIGHTS.

     A record holder of shares of Sullivan Common Stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the Effective Time and who otherwise complies with the statutory requirements of Section 262 will be entitled, if the Merger is consummated, to receive payment of the fair value of his shares of Sullivan Common Stock as appraised by the Delaware Court. All references in Section 262 and in this summary of appraisal rights to a "stockholder" or "holders of shares of Sullivan Common Stock" are to the record holder or holders of shares of Sullivan Common Stock.

     Under Section 262, not less than 10 days after the Effective Time, Sullivan is required to notify its stockholders eligible for appraisal rights of the availability of such appraisal rights. This Information Statement/Prospectus constitutes notice to holders of Sullivan Common Stock that appraisal rights are available to them. Stockholders of record who desire to exercise their appraisal rights must satisfy all of the conditions set forth herein. Each Sullivan stockholder electing to demand the appraisal of his or her shares must file with Sinclair a written demand for appraisal of any shares of Sullivan Common Stock before the twentieth day after the date of this Information Statement/Prospectus. Such written demand must reasonably inform Sinclair of the identity of the stockholder of record and of such stockholder's intention to demand appraisal of the Sullivan Common Stock held by such stockholder.

     STOCKHOLDERS WHO DESIRE TO EXERCISE APPRAISAL RIGHTS MUST TIMELY SUBMIT A WRITTEN DEMAND FOR APPRAISAL AND OTHERWISE COMPLY WITH SECTION 262. FAILURE TO DO SO MAY CONSTITUTE A WAIVER OF THE STOCKHOLDER'S RIGHT OF APPRAISAL.

     A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder's name appears on the certificate or certificates representing the shares of Sullivan Common Stock. A person having a beneficial interest in shares of Sullivan Common Stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect any appraisal rights. If the shares of Sullivan Common Stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner. If the shares of Sullivan Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all such joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. A record owner, such as a broker, fiduciary or other nominee, who holds shares of Sullivan Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Sullivan Common Stock outstanding in the name of such record owner. A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to: Sinclair Broadcast Group, Inc., 2000 West 41st Street, Baltimore, Maryland, 21211, Attention: David B. Amy. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Sullivan Common Stock owned, and that the stockholder is thereby demanding appraisal of his or her shares.

     Within ten days after the Effective Time, Sullivan, as the surviving corporation in the Merger, (the "Surviving Corporation") must provide notice of the Effective Time to each of its stockholders who have complied with Section
262. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of the dissenting stockholders of the Surviving Corporation. The Surviving Corporation does not currently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Surviving Corporation will file such a petition or that the Surviving Corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of
Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Sullivan Common Stock not voted in favor of the Merger and the aggregate number of shares of Sullivan Common Stock with respect to which demands for appraisal were received by Sullivan and the number of holders of such shares. Such written statement must be mailed within 10 days after the written request therefor has been received by the Surviving Corporation or within 10 days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

     If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights and will appraise the shares of Sullivan

Common Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger
v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which are known or which can be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262, however, provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

     Stockholders considering seeking appraisal should recognize that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the shares of Class A Common Stock and cash to be issued pursuant to the Merger to holders of Sullivan Common Stock if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of Sullivan, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorney's fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

     Any holder of shares of Sullivan Common Stock who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

     At any time within 60 days after the Effective Time, any holder of Sullivan Common Stock will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, such holder may withdraw such demand for appraisal only with the written consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal will cease, and all holders of shares of Sullivan Common Stock will be entitled to receive the Merger Consideration. Inasmuch as the Surviving Corporation has no obligation to file such a petition, and has no present intention to do so, any holder of shares of Sullivan Common Stock who desires such a petition to be filed is advised to file it on a timely basis.

     FAILURE TO TAKE ANY REQUIRED STEP IN CONNECTION WITH THE EXERCISE OF APPRAISAL RIGHTS MAY RESULT IN TERMINATION OF SUCH RIGHTS. IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF THE DGCL, STOCKHOLDERS WHO ARE CONSIDERING EXERCISING THEIR RIGHTS UNDER SECTION 262 OF THE DGCL SHOULD CONSULT WITH THEIR LEGAL ADVISORS.


RESALES BY AFFILIATES

     All shares of Sinclair Class A Common Stock received by Sullivan stockholders in the Merger will be freely transferable, except that shares of Sinclair Class A Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Sullivan prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such person who become affiliates of Sinclair) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Sinclair or Sullivan generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party.

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


     Sinclair will file with the Commission a registration statement under the Securities Act to provide for the sale by Sullivan affiliates from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.


     Pursuant to the Merger Agreement, Sinclair will also file an application with the Nasdaq Stock Market seeking approval for quotation on the Nasdaq National Market of the shares of Sinclair Class A Common Stock to be issued in connection with the Merger.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase in accordance with generally accepted accounting principles, with Sinclair considered the acquiror. The results of operations of Sinclair will consist of the results of operations of Sinclair combined with the results of operations of Sullivan from and after the Effective Time of the Merger. The cost of Sullivan to Sinclair shall be based upon (i) the value of the Sinclair Class A Common Stock issued for Sullivan Common Stock, (ii) the value of the cash portion of the Merger Consideration and
(iii) direct costs of the Merger. The aggregate cost of Sullivan, as determined, shall be allocated to the assets acquired and liabilities assumed by Sinclair based upon their respective fair values.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes all the material anticipated federal income tax consequences of the Merger to holders of Sullivan Common Stock. The discussion does not address any tax consequences of the Merger to persons who exercise appraisal rights, if any, in connection with the Merger. This discussion does not apply to certain classes of taxpayers, including without limitation, foreign persons, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who will acquire Sinclair Class A Common Stock pursuant to the exercise or termination of employee stock options or rights or otherwise as compensation or persons who will hold their Sinclair Class A Common Stock in a hedging transaction or as part of a straddle or conversion transaction. Also, the discussion does not address the effect of any applicable foreign, state, local or other tax laws. This discussion is based upon laws, regulations, ruling and decisions, all of which are subject to change (possibly with retroactive effect), and no ruling has been or will be requested from the Internal Revenue Service (the "IRS") on the tax consequences of the Merger. ACCORDINGLY, SULLIVAN STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES, OF THE MERGER IN THEIR INDIVIDUAL CIRCUMSTANCES.

     The exchange of Sullivan Common Stock for Sinclair Class A Common Stock and cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. In general, for U.S. federal income purposes, each Sullivan Stockholder will recognize gain or loss equal to the difference between (x) the sum of the amount of cash and the fair market value of the Sinclair Class A Common Stock received pursuant to the Merger and (y) the Sullivan Stockholder's adjusted tax basis in the Sullivan Common Stock exchanged therefor. Assuming that such shares of Sullivan Common Stock constitute capital assets in the stockholder's hands, such gain (or loss) will be long-term gain (or loss) if, at the Effective Time, the shares of Sullivan Stock were held for more than one year. The recently enacted Taxpayer Relief Act of 1997 reduces the rate of federal income tax imposed on capital gains with respect to capital assets held more than 18 months by noncorporate taxpayers. The basis of the Sinclair Class A Common Stock received pursuant to the Merger will be its fair market value at the time of the Merger, and the holding period thereof will begin on the day following the day on which the Effective Time occurs.

     Any later acquisition of Sullivan II by Sinclair should have no effect for federal income tax purposes on a shareholder of Sullivan II. The Sullivan II shares are not expected to have any material value either at the time of their distribution or at the time of any later merger. In addition, no additional consideration will be paid by Sinclair to Sinclair II stockholders for the acquisition of Sullivan II.

     Further, the Glencairn Merger should have no effect for federal income tax purposes on a shareholder of Sullivan III. The Sullivan III shares are not expected to have any material value either at the time of their distribution or at the time of the Glencairn Merger. In addition, no consideration will be paid by Glencairn to Sullivan III stockholders for the acquisition of Sullivan III.

     Payments  in  connection   with  the  Merger  may  be  subject  to  "backup
withholding" at a 31% rate. Backup withholding generally applies if the stockholder (a) fails to furnish his social security number or other taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is his correct number and that he is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Any amounts withheld from a payment to a stockholder under the backup withholding rules will be allowed as a credit against such stockholder's federal income tax liability, provided that the required information is provided to the IRS. Certain persons generally are exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each Sullivan Stockholder should consult with his own tax advisor as to his qualification for exemption from withholding and the procedure for obtaining such exemption. A Sullivan Stockholder may request a Substitute Form W-9 from Sinclair in order to provide his or her taxpayer identification number (employer identification number or social security number), certify that such number is correct, and that he or she is not subject to backup withholding.

     THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, SULLIVAN STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN THEIR INDIVIDUAL CIRCUMSTANCES, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.


                         TERMS OF THE MERGER AGREEMENT

     Sinclair has entered into an Agreement and Plan of Merger with Sullivan and a related Agreement and Plan of Merger with Sullivan Broadcasting Company II, Inc. ("Sullivan II"), effective as of February 23, 1998 (together, the "Merger Agreement"). Sullivan II is a corporation which Sullivan will spin off as part of this transaction.

     The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is available upon request from Sinclair or Sullivan and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. All stockholders are urged to read the Merger Agreement in its entirety. Capitalized terms used herein and not otherwise defined have the same meaning as in the Merger Agreement.


EFFECTIVE TIME OF THE MERGER

     The Merger Agreement provides that, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL, Merger Sub will be merged with and into Sullivan, the separate existence of Merger Sub will cease, and Sullivan will continue its existence as the Surviving Corporation. Pursuant to the Merger Agreement, the Surviving Corporation's name will be designated by Sinclair. The effective time of the Merger will be the date and time of the filing of the Certificate of Merger, and any other documents necessary to effect the Merger, with the Secretary of State of the State of Delaware or such subsequent date or time as shall be agreed by Sinclair and Sullivan and specified in the Certificate of Merger (the "Effective Time").

MANNER AND BASIS OF CONVERTING SHARES

     In the Merger, each outstanding share of Sullivan capital stock, each right to acquire Sullivan capital stock, and each security convertible into Sullivan capital stock (each a "Sullivan Share Equivalent") outstanding at the Effective Time will be automatically converted into the right to receive the Per Share Merger Consideration. Each share of common stock of the Merger Sub will be automatically converted into one share of common stock of Sullivan after the merger ("Post-Merger Sullivan"), so that immediately after the Merger Sinclair will will be the sole owner of the equity securities of Post-Merger Sullivan.

     At or after the Closing, each holder of record of Sullivan Share Equivalents will deliver to Post-Merger Sullivan for cancellation the certificates representing each Sullivan Share Equivalent. Upon surrender of the certificate, the holder thereof will receive the Merger Consideration therefor and such Sullivan certificate will be canceled.

     The Merger Agreement provides that the certificate of incorporation and bylaws of Merger Sub will become the certificate of incorporation and bylaws of the Surviving Corporation. In addition, under the Merger Agreement, the directors and officers of Merger Sub immediately prior to the Effective Time will become the directors and officers, respectively, of the Surviving Corporation following the Merger.


REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains certain customary representations and warranties of the parties. Sinclair and Merger Sub, on one hand, and Sullivan, on the other, have made certain representations and warranties to the other(s) regarding, among other things: (i) their respective organization, subsidiaries and capitalization; (ii) their respective authority to enter into and perform their respective obligations under the Merger Agreement; (iii) the compliance of the transactions contemplated by the Merger Agreement with their respective articles or certificates of incorporation and bylaws, certain agreements and applicable laws; (iv) litigation; (v) the accuracy of their respective disclosures; and (vi) brokers' fees.

     Additionally, Sullivan has made representations and warranties to Sinclair and the Merger Sub regarding (i) its financial statements; (ii) the conduct of its business since September 30, 1997; (iii) FCC authorizations; (iv) the condition of its assets; (v) Sullivan's title to its realty and non-realty, and its compliance with zoning laws; (vi) its rights, licenses and other authority to use the call letters used by its stations and all trademarks and trade names relating to its stations; (viii) insurance of assets; (viii) significant contracts; (ix) its employees and employee benefit plans; (x) certain tax matters; (xi) its corporate books and records; and (xii) the absence of significant undisclosed liabilities. Sinclair and the Merger Sub have represented and warranted to Sullivan that any Sinclair common stock issued as part of the Merger Consolidation will be duly issued, validly authorized, fully paid and nonassessable, and listed on Nasdaq National Market.

     Sullivan, Sullivan II, Sullivan III, Sinclair, Glencairn, Ltd., and ABRY Partners, Inc. have entered into an indemnity agreement effective February 23, 1998 (the "Indemnity Agreement"). Pursuant to the Indemnity Agreement, the
representations, warranties, and certifications set forth in the Merger Agreement will survive the execution of the Merger Agreement and the Merger for 150 days after the closing of the Merger with Sullivan.


CONDUCT OF BUSINESS PENDING THE MERGER

     Conduct of Business by Sullivan. The Merger Agreement provides that, prior to the Effective Time, except as expressly permitted or contemplated by the Merger Agreement, unless Sinclair shall otherwise agree in writing, Sullivan will, and will cause its subsidiaries to (i) carry on its business and operations only in the ordinary and usual course of business and consistent with past practice and preserve the goodwill of the Stations' suppliers, customers, and other business relations; (ii) not use its or its subsidiaries' rights under any Program Contract in a manner which will render exhibitions of programming thereunder unavailable to post-merger Sullivan, except in accordance with past practices; (iii) promptly execute and timely file any applications for renewal of FCC authorizations; (iv) timely file all tax returns; (v) fully pay all taxes; (vi) sell advertising on its stations only in the usual course of business; (vii) perform obligations under station contracts, preserve station assets, and maintain FCC authorizations;

(viii) maintain insurance on station assets; (ix) not enter into, or amend any, Program Contract without Sinclair's consent, except as permitted in the Merger Agreement; (x) use reasonable efforts to assert and prosecute any claims pursuant to the Act III Merger Agreement; and (xi) except as contemplated by the Merger Agreement, neither Sullivan nor its subsidiaries shall (a) sell, lease (as lessor), transfer, or agree to sell, lease (as lessor), or transfer any station assets which are required for the operation of the Station, unless in the ordinary course of business, or unless replacement thereof is provided with a functionally equivalent or superior asset, (b) enter into any employment contract or increase the pay of employees more than 4% in the aggregate, (c) enter into any new trade agreement, (d) apply to the FCC for any construction permit that would inherently restrict any station's present operations, or enter any material adverse change in the buildings or leasehold improvements which constitute Station Assets, (e) merge or consolidate, or agree to merge or consolidate, (f) enter into any contract with any of its affiliates, other than Sullivan or any of its subsidiaries, which will not be performed in its entirety at or prior to the Closing, (g) cause any of its assets or properties to become subject to any lien, except as described in the Merger Agreement, (h) commit any breach of any material contract, or (i) change any material tax election.


CONDITIONS OF THE MERGER

     Under the Merger Agreement, the respective obligations of Sinclair and Sullivan to effect the Merger are subject to the satisfaction of the following conditions: (i) each of the representations and warranties of the respective parties will be true and accurate in all material respects, except as permitted or contemplated by the Merger Agreement; (ii) each party will have performed or complied with the covenants and agreements required by the Merger Agreement;
(iii) no action or proceeding will have been instituted and be pending before any court or governmental body which restrains, enjoins or prohibits the consummation of the transactions contemplated by the Merger Agreement; (iv) no party to the merger will have received written notice from any governmental body of such governmental body's intention to initiate any action or proceeding to restrain or enjoin the Merger, or to initiate an investigation into the Merger; and (v) the expiration or early termination of any waiting period under the HSR Act shall have occurred; (vi) the required FCC consent for the spin-off of certain Sullivan subsidiaries shall have been granted and be in full force and effect. In addition, the obligation of Sullivan to effect the Merger is subject to the satisfaction or waiver of the following additional conditions: (i) Sullivan shall have received satisfactory evidence to the effect that the Merger Sub, the Surviving Corporation, and/or its subsidiaries shall have sufficient funds to satisfy its obligations under the Merger Agreement; (ii) if the Merger Sub has elected to pay part of the Merger Consolidation in Sinclair Common Stock, then Sinclair will have taken such actions as required to register the stock and have such stock tradeable on the relevant securities exchange; and
(iii) the Merger Sub will deliver such instruments, documents, and certificates as contemplated under the Merger Agreement.

     As well, the obligations of the Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following additional conditions: (i) Sullivan shall have attained minimum gross revenues as described in the Merger Agreement; (ii) Sullivan shareholders who properly exercise dissenter's rights will not, in the aggregate, be entitled to receive more than 6% of the total Merger Consideration; and (iii) Sullivan will deliver such instruments, documents, and certificates as contemplated under the Merger Agreement.


PROHIBITION ON SOLICITATION OF OTHER OFFERS

     Pursuant to the Merger Agreement, Sullivan may not, directly or indirectly, solicit, initiate, entertain or enter into any discussions or transactions with, or encourage or provide any information to, any person (other than Sinclair and its subsidiaries) concerning the sale of assets of Sullivan or its subsidiaries, or any merger, stock acquisition, or similar transaction involving Sullivan or its subsidiaries. However, the Merger Agreement does not prohibit Sullivan from providing information to any court, governmental authority, or other person as may be required by law.


CONTINUED EMPLOYMENT OF SULLIVAN EMPLOYEES

     Pursuant to the terms of the Merger Agreement, Post-Merger Sullivan will continue to employ all of the common law employees of Sullivan on the same terms of employment applicable at the time of closing of the Merger. However, the employment of certain executives and management of Sullivan and certain employees of Sullivan with non-standard employment contracts may be terminated at the closing of the Merger.


TERMINATION

     The Merger Agreement may be terminated and abandoned prior to the Closing by either Sullivan or Sinclair (i) if the other party shall have materially breached the Merger Agreement, and after 30 days written notice, has not cured the breach; or (ii) at any time after May 16, 1999 (except that if the closing conditions were not satisfied due to a breach by Sullivan, Sullivan cannot terminate the Merger Agreement).

     The Merger Agreement may also be terminated by Sullivan prior to the Closing at any time that the Merger Sub has failed to make a payment as mandated by the Merger Agreement.


TERMINATION FEES

     Sinclair has agreed to fund an escrow account with a $75,000,000 line of credit (the "Earnest Money Fund"). Sullivan will have the right to receive the Earnest Money Fund if the Merger is terminated by Sullivan because: (i) Sinclair and/or the Merger Sub failed to cure a material breach of its obligations under the Merger Agreement after 30 days written notice by Sullivan; (ii) the Merger Sub failed to make the mandatory payment of $75,000,000 to Sullivan (the "Mandatory Payment") when due under the Merger Agreement; or (iii) the Merger has not been consummated by May 16, 1999, subject to certain conditions relating to the actions of Sullivan and Sinclair. Sullivan will also have the right to receive the Earnest Money Fund if Sinclair terminates the Merger after the Mandatory Payment is due and payable and has not been paid, or at any time after May 16, 1999, subject to certain conditions relating to the actions of Sullivan and Sinclair. However, if the Mandatory Payment has been made, Sullivan shall not have the right to receive the Earnest Money Fund in addition to the Mandatory Payment, and Sullivan's right, if any, to receive the Mandatory Payment or the Earnest Money Fund shall be its exclusive remedy upon termination of the transaction.

     After regulatory approval of the transaction, Merger Sub will have the right to the return of (or the release from its obligation to pay) the Mandatory Payment should Sullivan fail to perform or comply with any covenant or agreement in the Merger Agreement, if: (i) Sinclair terminates the Merger because of (x) Sullivan's failure to cure its noncompliance with the Merger Agreement, or (y) Sullivan's gross revenues, as determined pursuant to the Merger Agreement, are less than $71,630,000 for the six months ending June 30, 1998; and (ii) in the case that Sinclair terminates pursuant to the Merger Agreement, then each condition to Sullivan's obligation to close was satisfied or waived, or the absence of satisfaction of each such condition which was not satisfied or waived was caused solely by a breach by Sullivan of its obligations under the Merger Agreement. In addition, if Sinclair has terminated the Merger Agreement pursuant to clause (ii) of this paragraph based on a willful breach of the Merger Agreement by Sullivan, and Sinclair has disclaimed in writing its right to seek specific performance, or is barred from obtaining specific performance by a final, nonappeallable judgment on the grounds that specific performance is not an available remedy, then Sullivan will pay to Sinclair $75,000,000 in cash as liquidated damages.


INDEMNIFICATION

     Pursuant to the Indemnity Agreement, Sullivan stockholders will indemnify Sinclair and Merger Sub in respect to any and all damages, claims, losses, expenses, costs, obligations, and liabilities, including attorney's fees, arising out of: (i) any breach of representation or warranty of Sullivan or any certification made at closing; (ii) any litigation, proceeding or claim by any third party arising from the business or operations of any station prior to the Closing Date; or (iii) the failure of any Sullivan consent (of the Board of Directors or stockholders, as appropriate) to be obtained or in effect at the Closing Date for which such Sullivan consent is required to be obtained. Indemnification by Sullivan stockholders is limited to the funds of an escrow account and a conditional escrow account funded from a portion of the Merger Consideration, as described in the Merger Agreement. See "The Merger -- Time of

Payment." In  addition,  Sinclair and Merger Sub shall be entitled to no remedy:
(i) unless the aggregate amount of loss and expense of the parties taken together exceeds $1,000,000, (ii) unless notice is provided on or prior to the last day of the 150 day survival period of the representations, warranties, and certifications; or (iii) with respect to any tax liability (other than the Sullivan III Spin-Off Tax Liability, as defined in the Merger Agreement).

     After the Closing Date, each of Sinclair, Post-Merger Sullivan and Post-Merger Sullivan Two will indemnify and hold harmless the Sullivan stockholders and the Stockholder Representative from any against any and all loss or expense suffered directly or indirectly by reason of: (i) any breach of representation or warranty or Sinclair or either Sinclair Merger Sub, or in any certification delivered by Sinclair or either Sinclair Merger Sub at closing;
(ii) any failure by Sinclair or either Merger Sub to perform or fulfill any of its covenants or agreements set forth in the Merger Agreement; (iii) any failure by either Post-Merger Sullivan or any of their respective subsidiaries to pay, perform, or discharge any of their liabilities or obligations after the respective closing; (iv) any litigation, proceeding, or claim by any third party arising from the business or operations of any Station after the Adjustment Time (as defined in the Merger Agreement); or (v) the failure of any Sinclair or Merger Sub consent (of the Board of Directors or stockholders, as appropriate) to be obtained or in effect at the Closing Date for which such consent is required to be obtained. However, Sullivan stockholders and the Stockholder Representative shall be entitled to no remedy: (i) unless the aggregate amount of loss and expense of the parties taken together exceeds $1,000,000, and (ii) unless notice is provided on or prior to the last day of the survival of the representations, warranties, and certifications.

                      STOCK PRICE AND DIVIDEND INFORMATION

     Effective June 13, 1995, the Class A Common Stock of Sinclair was listed for trading on the Nasdaq Stock Market under the symbol SBGI. Following the Merger, the Sinclair Class A Common Stock will continue to be traded on the Nasdaq Stock Market. The following table sets forth for the periods indicated the high and low sales prices on the Nasdaq Stock Market.





      1996                          HIGH           LOW
      ----                          ----           ---
      First Quarter ........... $ 26.5000      $ 16.7500
      Second Quarter ..........   43.5000        25.5000
      Third Quarter ...........   48.2500        36.0000
      Fourth Quarter ..........   44.0000        22.2500

      1997                          HIGH           LOW
      ----                          ----           ---
      First Quarter ........... $ 32.0000      $ 22.7500
      Second Quarter ..........   31.7500        22.7500
      Third Quarter ...........   41.5000        27.5000
      Fourth Quarter ..........   47.0000        32.6875

      1998                          HIGH           LOW
      ----                          ----           ---
      First Quarter ........... $ 58.1250      $ 42.8750


     On April 30, 1998, there were approximately 83 holders of record.

     Sinclair has not paid any dividends on the Common Stock and does not anticipate paying dividends in the foreseeable future.

     No established trading market exists for Sullivan Common Stock. As of April 30, 1998, there were 56 holders of record of Sullivan Common Stock.

                               INDUSTRY OVERVIEW

TELEVISION BROADCASTING

     Commercial television stations in the United States are typically affiliated with one of six television networks, which are at different stages of development. The networks are differentiated in part by the amount of programming they provide their affiliates each week and by the length of time they have been in operation. These networks are ABC, CBS, NBC, FOX, WB, and UPN. The ABC, CBS, and NBC networks (the "Traditional Networks") have a substantial number of affiliated stations, have been in operation for the longest time and provide the majority of their affiliates' programming each day. Fox established an affiliate network in the mid-1980s and provides fewer hours of prime-time and daytime programming than the Traditional Networks. WB and UPN, the newest television networks, provide four nights of prime-time programming each week and also provide a number of hours of children's programming each week. Television stations affiliated with Fox, WB, or UPN have more hours of the day to program and consequently have more commercial inventory to sell to advertisers.

     Each Traditional Network provides the majority of its affiliates' programming each day without charge in exchange for a substantial majority of the available advertising time in the programs supplied. Each Traditional Network sells this advertising time and retains the revenue. The affiliate receives compensation from the Traditional Network and retains the revenue from time sold during breaks in and between network programs and in programming the affiliate produces or purchases from non-network sources.

     In contrast, a station that is not affiliated with a Traditional Network supplies over-the-air programming for a majority of the broadcast day by acquiring rights to broadcast programs through syndication. This syndicated programming is generally acquired by such stations for cash and barter. Those stations that acquire a program through syndication are usually given exclusive rights to show the program in the station's market for either a period of years or a number of episodes agreed upon between the station and the syndicator of the programming. Types of syndicated programs aired on these stations include feature films, popular series previously shown on network television and series produced for direct distribution to television stations.

     Fox has established a network of television stations that operates on a basis similar to the Traditional Networks. However, the 15 hours per week of prime-time programming supplied by Fox to its affiliates are significantly less than that of the Traditional Networks and, as a result, Fox affiliates retain a significantly higher portion of the available inventory of broadcast time for their own use than Traditional Network affiliates. As of February 28, 1998, Fox had 175 affiliated stations broadcasting to 96% of U.S. television households.

     During 1994, WB established an affiliation of independent stations which began broadcasting in January 1995 and operates on a basis similar to Fox. However, WB currently supplies only eight hours of prime-time programming per week to its affiliates, which is significantly less than that of Fox or the traditional networks and, as a result, WB affiliates retain a significantly higher portion of the available inventory of broadcast time for their own use than affiliates of Fox or the Traditional Networks. As of February 28, 1998, WB had 86 affiliated stations broadcasting to 88% of U.S. television households, including cable coverage provided by WGN-TV.

     During 1994, UPN established an affiliation of independent television stations that began broadcasting in January 1995. UPN supplies its affiliates with 8 hours per week of prime-time programming. As of February 28, 1998, UPN had 147 affiliated stations broadcasting to 81% of U.S. television households, excluding secondary affiliations.

     Television stations derive their revenues primarily from the sale of national, regional and local advertising. All network-affiliated stations, including those affiliated with Fox and others, are required to carry spot advertising sold by their networks. This reduces the amount of advertising available for sale directly by the network-affiliated stations. Network affiliates generally are compensated for the broadcast of network advertising. The compensation paid is negotiated, station-by-station, based on a fixed formula, subject to certain adjustments. Stations directly sell all of the remaining advertising to be inserted in network programming and all of the advertising in non-network programming, retaining all of the revenues received from these sales of advertising, less any commissions paid. Through barter and cash-plus-barter arrangements, however, a national syndicated program distributor typically retains a portion of the available advertising time for programming it supplies, in exchange for no or reduced fees to the station for such programming.

     Advertisers wishing to reach a national audience usually purchase time directly from the Traditional Networks, the Fox network, UPN or WB, or advertise nationwide on an ad hoc basis. National advertisers who wish to reach a particular regional or local audience buy advertising time directly from local stations through national advertising sales representative firms. Additionally, local businesses purchase advertising time directly from stations' local sales staffs. Advertising rates are based upon factors which include the size of the DMA in which the station operates, a program's popularity among the viewers that an advertiser wishes to attract, the number of advertisers competing for the available time, demographic characteristics of the DMA served by the station, the availability of alternative advertising media in the DMA, aggressive and knowledgeable sales forces and the development of projects, features and marketing programs that tie advertiser messages to programming. Because broadcast television stations rely on advertising revenues, declines in advertising budgets, particularly in recessionary periods, will adversely affect the broadcast business. Conversely, increases in advertising budgets may contribute to an increase in the revenue and operating cash flow of a particular broadcast television station.

     Information regarding competition in the television broadcast industry is set forth under "Business of Sinclair -- Competition."

RADIO BROADCASTING

     The primary source of revenues for radio stations is the sale of advertising time to local and national spot advertisers and national network advertisers. During the past decade, local advertising revenue as a percentage of total radio advertising revenue in a given market has ranged from approximately 74% to 80%. The growth in total radio advertising revenue tends to be fairly stable and has generally grown at a rate faster than the Gross Domestic Product ("GDP"). Total domestic radio advertising revenue reached an all-time record of $12.8 billion in 1997, as estimated by the Veronis, Suhler & Associates Communications Industry Forecast.

     According to the Radio Advertising Bureau's Radio Marketing Guide and Fact Book for Advertisers, 1997, radio reaches approximately 95% of all Americans over the age of 12 every week. More than one half of all radio listening is done outside the home, in contrast to other advertising media. The average adult listener spends approximately three hours and 45 minutes per weekday listening to radio. Most radio listening occurs during the morning, particularly between the time a listener wakes up and the time the listener reaches work. This "morning drive time" period reaches more than 80% of commuters each week and, as a result, radio advertising sold during this period achieves premium advertising rates. Radio listeners have gradually shifted over the years from AM to FM stations. FM reception, as compared to AM, is generally clearer and provides greater total range and higher fidelity, except for so-called "clear channel" AM radio stations, which have the maximum range of any type of station and can be very successful in the news/talk/ sports formats. In comparison to AM, FM's listener share is now in excess of 75%, despite the fact that the number of AM and FM commercial stations in the United States is approximately equal.

     Radio is considered an efficient, cost-effective means of reaching specifically identified demographic groups. Stations are typically classified by their on-air format, such as country, adult contemporary, oldies and news/talk. A station's format and style of presentation enable it to target certain demographics. By capturing a specific share of a market's radio listening audience, with particular concentration in a targeted demographic, a station is able to market its broadcasting time to advertisers seeking to reach a specific audience. Advertisers and stations utilize data published by audience measuring services, such as Arbitron, to estimate how many people within particular geographical markets and demographics listen to specific stations.

     The number of advertisements that can be broadcast without jeopardizing listening levels (and the resulting ratings) is limited in part by the format of a particular station and the local competitive envi-ronment. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year.

     A station's local sales staff generates the majority of its local and regional advertising sales through direct solicitations of local advertising agencies and businesses. To generate national advertising sales, a station usually will engage a firm that specializes in soliciting radio advertising sales on a national level. National sales representatives obtain advertising principally from advertising agencies located outside the station's market and receive commissions based on the revenue from the advertising obtained.

     Information regarding competition in the radio broadcast industry is set forth under "Business of Sinclair -- Competition."

                             BUSINESS OF SINCLAIR

     Sinclair is a diversified broadcasting company that currently owns or programs pursuant to LMAs 36 television stations and, upon consummation of all pending acquisitions and dispositions, will own or program pursuant to LMAs 57 television stations. Sinclair owns or programs pursuant to LMAs 52 radio stations and upon consummation of all pending acquisitions and dispositions, Sinclair will own or program pursuant to LMAs 51 radio stations. Sinclair also has options to acquire two additional radio stations. Sinclair believes that upon completion of all pending acquisitions and dispositions it will be one of the top 10 radio groups in the United States, when measured by the total number of radio stations owned or programmed pursuant to LMAs.

     The 36 television stations Sinclair owns or programs pursuant to LMAs are located in 24 geographically diverse markets, with 24 of the stations in the top 51 television DMAs in the United States. Upon consummation of all pending acquisitions and dispositions, Sinclair will own or program television stations in 38 geographically diverse markets (with 31 of such stations in the top 51
DMAs) and will reach approximately 22.5% of the television households in the United States. Sinclair currently owns or programs 10 stations affiliated with Fox, 13 with WB, five with ABC, two with NBC, one with UPN, and one with CBS. Four stations operate as independents. Upon consummation of all pending acquisitions and dispositions and the transfer of affiliations pursuant to existing agreements, 21 of Sinclair's owned or programmed television stations will be Fox affiliates, 16 will be WB affiliates, six will be UPN affiliates, six will be ABC affiliates, three will be NBC affiliates, one will be a CBS affiliate and four will be operated as independents. Upon consummation of all pending acquisitions and dispositions and transfers of affiliations pursuant to existing agreements, Sinclair will own or program more stations affiliated with Fox than any other broadcaster.

     Sinclair's radio station group is geographically diverse with a variety of programming formats including country, urban, news/talk/sports, rock and adult contemporary. Of the 52 stations owned or provided programming services by Sinclair, 19 broadcast on the AM band and 33 on the FM band. Sinclair owns between three and ten stations in all but one of the 12 radio markets it serves.

     Sinclair has undergone rapid and significant growth over the course of the last seven years. Since 1991, Sinclair has increased the number of stations it owns or provides programming services to from three television stations to 36 television stations and 52 radio stations. From 1991 to 1997, net broadcast revenues and Adjusted EBITDA (as defined herein) increased from $39.7 million to $471.2 million, and from $15.5 million to $229.0 million, respectively. Pro forma for pending acquisitions and dispositions described below (except the Montecito Acquisition, the Lakeland Acquisition, and the execution of an LMA with respect to WSYX-TV), net broadcast revenue and Adjusted EBITDA would have been $715.1 million and $344.7 million, respectively.

     Sinclair is a Maryland corporation formed in 1986. Sinclair's principal offices are located at 2000 West 41st Street, Baltimore, Maryland 21211, and its telephone number is (410) 467-5005.

TELEVISION BROADCASTING

     Sinclair owns and operates, provides programming services to, or has agreed to acquire the following television stations:



                                  MARKET
             MARKET              RANK(a)   STATIONS    STATUS(b)    CHANNEL
             ------              -------   --------    ---------    -------

Minneapolis/St. Paul,
 Minnesota ....................    14     KLGT         Pending         23
Pittsburgh, Pennsylvania ......    19     WPGH           O&O           53
                                          WCWB (s)       LMA           22
Sacramento, California ........    20     KOVR           O&O           13
St. Louis, Missouri ...........    21     KDNL           O&O           30
Baltimore, Maryland ...........    23     WBFF           O&O           45
                                          WNUV           LMA           54
Indianapolis, Indiana .........    25     WTTV         LMA (e)          4
                                          WTTK        LMA (e)(g)       29
Raleigh/Durham,
 North Carolina ...............    29     WLFL           O&O           22
                                          WRDC           LMA           28
Cincinnati, Ohio ..............    30     WSTR           O&O           64
Milwaukee, Wisconsin ..........    31     WCGV           O&O           24
                                          WVTV           LMA           18
Kansas City, Missouri .........    32     KSMO           O&O           62
Nashville, Tennessee ..........    33     WZTV       Pending (o)       17
                                          WUXP       Pending (p)       30
Columbus, Ohio ................    34     WTTE           O&O           28
                                          WSYX          LMA(e)          6
Asheville, North Carolina
 and Greenville/
 Spartanburg/ Anderson,
 South Carolina ...............    35     WFBC           LMA           40
                                          WLOS           O&O           13
San Antonio, Texas ............    38     KABB           O&O           29
                                          KRRT           LMA           35
Norfolk, Virginia .............    39     WTVZ           O&O           33
Buffalo, New York .............    40     WUTV       Pending (o)       29
Oklahoma City, Oklahoma            44     KOCB           O&O           34
                                          KOKH       Pending (p)       25
Greensboro/Winston-
 Salem/High Point,
 North Carolina ...............    46     WXLV       Pending (o)       45
                                          WUPN       Pending (p)       48
Birmingham, Alabama ...........    51     WTTO           O&O           21
                                          WABM           LMA           68
Dayton, Ohio ..................    53     WKEF       Pending (l)       22
                                          WRGT       Pending (p)       45
Charleston/Huntington,
 West Virginia ................    57     WCHS           O&O            8
                                          WVAH       Pending (p)       11
Richmond, Virginia ............    59     WRLH       Pending (o)       35
Las Vegas, Nevada .............    61     KUPN           O&O           21
                                          KFBT         LMA (q)         33
Mobile, Alabama and
 Pensacola, Florida ...........    62     WEAR           O&O            3
                                          WFGX           LMA           35


                                                  NUMBER OF
                                                 COMMERCIAL                EXPIRATION
                                                 STATIONS IN    STATION     DATE OF
             MARKET              AFFILIATION   THE MARKET (c)   RANK(d)   FCC LICENSE
             ------              -----------   --------------   -------   -----------
Minneapolis/St. Paul,
 Minnesota ....................       WB             6            6       4/1/98 (f)
Pittsburgh, Pennsylvania ......      FOX             6            4       8/1/99
                                      WB                          5       8/1/99
Sacramento, California ........      CBS             7            3      12/1/98
St. Louis, Missouri ...........      ABC             6            5       2/1/06
Baltimore, Maryland ...........      FOX             5            4      10/1/04
                                      WB                          5      10/1/04
Indianapolis, Indiana .........       WB             8            5       8/1/05
                                      WB                          5       8/1/05
Raleigh/Durham,
 North Carolina ...............      FOX             7            4      12/1/04
                                     UPN                          5      12/1/04
Cincinnati, Ohio ..............       WB             5            5      10/1/05
Milwaukee, Wisconsin ..........      IND             6            5      12/1/05
                                      WB                          6      12/1/05
Kansas City, Missouri .........       WB             8            5       2/1/06
Nashville, Tennessee ..........      FOX             6            4       8/1/05
                                     UPN                          5       8/1/05
Columbus, Ohio ................      FOX             5            4      10/1/05
                                     ABC                          3      10/1/05
Asheville, North Carolina
 and Greenville/
 Spartanburg/ Anderson,
 South Carolina ...............     IND (h)          6            5      12/1/04
                                     ABC                          3      12/1/04
San Antonio, Texas ............      FOX             7            4       8/1/98 (f)
                                      WB                          6       8/1/98 (f)
Norfolk, Virginia .............      FOX             6            4      10/1/04
Buffalo, New York .............      FOX             5            4       6/1/99
Oklahoma City, Oklahoma               WB             5            5       6/1/98 (f)
                                     FOX                          4       6/1/98 (f)
Greensboro/Winston-
 Salem/High Point,
 North Carolina ...............      ABC             7            4      12/1/04
                                     UPN                          5      12/1/04
Birmingham, Alabama ...........       WB             6            5       4/1/05
                                   IND (h)                        6       4/1/05
Dayton, Ohio ..................      NBC             4            3      10/1/05
                                     FOX                          4      10/1/05
Charleston/Huntington,
 West Virginia ................      ABC             4            3      10/1/04
                                     FOX                          4      10/1/04
Richmond, Virginia ............      FOX             5            4      10/1/04
Las Vegas, Nevada .............       WB             8            5      10/1/98
                                   IND (h)                        8      10/1/98
Mobile, Alabama and
 Pensacola, Florida ...........      ABC             6            2      2/01/05
                                      WB                          6      2/01/05

                                MARKET
            MARKET            RANK(a)    STATIONS      STATUS(b)    CHANNEL
            ------            -------    --------      ---------    -------
Flint/Saginaw/Bay City,
 Michigan ...................     63    WSMH             O&O            66
Lexington, Kentucky .........     67    WDKY             O&O            56
Des Moines, Iowa ............     69    KDSM             O&O            17
Syracuse, New York ..........     72    WSYT         Pending (l)        68
                                        WNYS         Pending (m)        43
Rochester, New York .........     75    WUHF         Pending (o)        31
Paducah, Kentucky and Cape
 Girardeau, Missouri ........     79    KBSI         Pending (l)        23
                                        WDKA         Pending (m)        49
Madison, Wisconsin ..........     84    WMSN         Pending (o)        47
Burlington, Vermont and
 Plattsburgh, New York ......     91    WPTZ           O&O  (i)          5
                                        WNNE         O&O  (i)(j)        31
Tri-Cities, Tennessee/
 Virginia ...................     93    WEMT         Pending (l)        39
Tyler/Longview, Texas .......    107    KETK         Pending (l)        56
                                        KLSB        Pending  (m)        19
Peoria/Bloomington,
 Illinois ...................    110    WYZZ             O&O            43
Charleston, South Carolina...    117    WMMP         Pending (l)        36
                                        WTAT         Pending (p)        24
Utica, New York .............    169    WFXV         Pending (p)        33
                                        WPNY       Pending (p)(t)       11
Tuscaloosa, Alabama .........    187    WDBB           LMA (k)          17



                                              NUMBER OF
                                              COMMERCIAL                 EXPIRATION
                                             STATIONS IN     STATION      DATE OF
            MARKET            AFFILIATION   THE MARKET (c)   RANK(d)   FCC LICENSE
            ------            -----------   --------------   -------   -----------
Flint/Saginaw/Bay City,
 Michigan ...................      FOX              4            4       10/1/05
Lexington, Kentucky .........      FOX              5            4        8/1/05
Des Moines, Iowa ............      FOX              4            4        2/1/06
Syracuse, New York ..........      FOX              5            4        6/1/99
                                   UPN                           5        6/1/99
Rochester, New York .........      FOX              4            4        6/1/99
Paducah, Kentucky and Cape
 Girardeau, Missouri ........      FOX              5            4        2/1/06
                                   UPN                           5               (r)
Madison, Wisconsin ..........      FOX              4            4       12/1/05
Burlington, Vermont and
 Plattsburgh, New York ......      NBC              5            2        6/1/99
                                   NBC                           4        4/1/99
Tri-Cities, Tennessee/
 Virginia ...................      FOX              5            4        8/1/05
Tyler/Longview, Texas .......      NBC              3            2        8/1/98 (f)
                                   NBC                          (n)       8/1/98 (f)
Peoria/Bloomington,
 Illinois ...................      FOX              4            4       12/1/05
Charleston, South Carolina...      UPN              5            5       12/1/04
                                   FOX                           4       12/1/04
Utica, New York .............      FOX              4            3        6/1/99
                                   UPN                           4        6/1/98 (f)
Tuscaloosa, Alabama .........       WB              2            2        4/1/05

----------
(a) Rankings are based on the relative size of a station's DMA among the 211 generally recognized DMAs in the United States as estimated by Nielsen.

(b) "O&O" refers to stations owned and operated by Sinclair, "LMA" refers to stations to which Sinclair provides programming services pursuant to an LMA and "Pending" refers to stations Sinclair has agreed to acquire. See "-- 1997 Acquisitions."

(c) Represents the number of television stations designated by Nielsen as "local" to the DMA, excluding public television stations and stations which do not meet the minimum Nielsen reporting standards (weekly cumulative audience of at least 2.5%) for the Sunday-Saturday, 6:00 a.m. to 2:00 a.m. time period.

(d) The rank of each station in its market is based upon the November 1997 Nielsen estimates of the percentage of persons tuned to each station in the market from 6:00 a.m. to 2:00 a.m., Sunday-Saturday.

(e) Non-License Assets acquired from River City Broadcasting, L.P. ("River City") and option exercised to acquire License Assets. Will become owned and operated upon FCC approval of transfer of License Assets and closing of acquisition of License Assets.

(f)  License renewal application pending.

(g) WTTK currently simulcasts all of the programming aired on WTTV and the station rank applies to the combined viewership of these stations.

(h) "IND" or "Independent" refers to a station that is not affiliated with any of ABC, CBS, NBC, Fox, WB or UPN.

(i) Sinclair has sold the non-license assets to a third party, which programs these stations under an LMA.

(j)  WNNE currently simulcasts the programming broadcast on WPTZ.

(k)  WDBB simulcasts the programming broadcast on WTTO.

(l)  This  station  will  be  owned  upon  the   completion  of  the  Max  Media
     Acquisition.

(m) Sinclair will provide programming services to this station upon the completion of the Max Media Acquisition.

(n)  KLSB simulcasts the programming broadcast of KETK.

(o)  This station will be owned upon the completion of the Sullivan Acquisition.

(p) Sinclair anticipates that it will provide programming services to this station upon the completion of the Merger.

(q) Sinclair has also entered into an agreement to acquire all of the capital stock of the entity which owns this station.

(r) This station has begun broadcast operations pursuant to program test authority and does not yet have a license.

(s)  WCWB was formerly known as WPTT.


(t)  This station is a low power television station.

Operating Strategy

     Sinclair's   television  operating  strategy  includes  the  following  key elements:

Attracting Viewership
---------------------

     Sinclair seeks to attract viewership and expand its audience share through selective, high-quality programming.

     Popular Programming. Sinclair believes that an important factor in attracting viewership to its stations is their network affiliations with Fox, WB, ABC, NBC, CBS and UPN. These affiliations enable Sinclair to attract viewers by virtue of the quality first-run original programming provided by these networks and the networks' promotion of such programming. Sinclair also seeks to obtain, at attractive prices, popular syndicated programming that is complementary to the station's network affiliation. Examples of popular syndicated programming obtained by Sinclair for broadcast on its Fox, WB and UPN affiliates and independent stations are "Mad About You," "Frasier," "The Simpsons," "Home Improvement" and "Seinfeld." In addition to network programming, Sinclair's ABC, CBS and NBC affiliates broadcast news magazine, talk show, and game show programming such as "Hard Copy," "Entertainment Tonight," "Regis and Kathie Lee," "Wheel of Fortune" and "Jeopardy."

     Children's Programming. Sinclair seeks to be a leader in children's programming in each of its respective DMAs. Sinclair's nationally recognized "Kids Club" was the forerunner and model for the Fox network-wide marketing efforts promoting children's programming. Sinclair carries the Fox Children's Network ("FCN") and WB and UPN children's programming, all of which include significant amounts of animated programming throughout the week. In those markets where Sinclair owns or programs ABC, NBC or CBS affiliates, Sinclair broadcasts those networks' animated programming during weekends. In addition to this animated programming, Sinclair broadcasts other forms of children's programming, which may be produced by Sinclair or by an affiliated network or supplied by a syndicated programmer.

     Counter-Programming. Sinclair's programming strategy on its Fox, WB, UPN and independent stations also includes "counter-programming," which consists of broadcasting programs that are alternatives to the types of programs being shown concurrently on competing stations. This strategy is designed to attract additional audience share in demographic groups not served by concurrent programming on competing stations. Sinclair believes that implementation of this strategy enables its stations to achieve competitive rankings in households in the 18-34, 18-49 and 25-54 demographics and to offer greater diversity of programming in each of its DMAs.

     Local News. Sinclair believes that the production and broadcasting of local news can be an important link to the community and an aid to the station's efforts to expand its viewership. In addition, local news programming can provide access to advertising sources targeted specifically to local news. Sinclair carefully assesses the anticipated benefits and costs of producing local news prior to introduction at a Company station because a significant investment in capital equipment is required and substantial operating expenses are incurred in introducing, developing and producing local news programming. Sinclair currently provides local news programming at WBFF and WNUV in Baltimore, WLFL in Raleigh/ Durham, KDNL in St. Louis, KABB in San Antonio, KOVR in Sacramento, WPGH in Pittsburgh and WLOS in Asheville/Greenville/Spartanburg/Anderson. Sinclair also broadcasts news programs on WDKY in Lexington, which are produced in part by Sinclair and in part through the purchase of production services from an independent third party, and on WTTV in Indianapolis, which are produced by a third party in exchange for a limited number of advertising spots. The possible introduction of local news at the other Company stations is reviewed periodically. Sinclair's policy is to institute local news programming at a specific station only if the expected benefits of local news programming at the station are believed to exceed the associated costs after an appropriate start-up period.

     Popular  Sporting  Events.  Sinclair  attempts  to  capture  a  portion  of advertising dollars designated to sports programming in selected DMAs. Sinclair's WB, UPN and independent stations generally face fewer restrictions on broadcasting live local sporting events than do their competitors that are affiliates of the major networks and Fox since affiliates of the major networks and Fox are subject to prohibitions against preemptions of network programming. Sinclair has been able to acquire the local television broadcast rights for certain sporting events, including NBA basketball, Major League Baseball, NFL football, NHL hockey, ACC basketball, Big Ten football and basketball, and SEC football. Sinclair seeks to expand its sports broadcasting in DMAs as profitable opportunities arise. In addition, Sinclair's stations that are affiliated with Fox, NBC, ABC and CBS broadcast certain Major League Baseball games, NFL football games and NHL hockey games as well as the Olympics and other popular sporting events.

Innovative Local Sales and Marketing
------------------------------------

     Sinclair believes that it is able to attract new advertisers to its stations and increase its share of existing customers' advertising budgets by creating a sense of partnership with those advertisers. Sinclair develops such relationships by training its sales forces to offer new marketing ideas and campaigns to advertisers. These campaigns often involve the sponsorship by advertisers of local promotional events that capitalize on the station's local identity and programming franchises. For example, several of Sinclair's stations stage local "Kids Fairs" which allow station advertisers to reinforce their on-air advertising with their target audience. Through its strong local sales and marketing focus, Sinclair seeks to capture an increasing share of its revenues from local sources, which are generally more stable than national advertising.

Control of Operating and Programming Costs
------------------------------------------

     By employing a disciplined approach to managing programming acquisition and other costs, Sinclair has been able to achieve operating margins that Sinclair believes are among the highest in the television broadcast industry. Sinclair has sought and will continue to seek to acquire quality programming for prices at or below prices paid in the past. As an owner or provider of programming services to a substantial number of television stations throughout the country, Sinclair believes that it is able to negotiate favorable terms for the acquisition of programming. Moreover, Sinclair emphasizes control of each of its stations' programming and operating costs through program-specific profit analysis, detailed budgeting, tight control over staffing levels and detailed long-term planning models.

Attract and Retain High Quality Management
------------------------------------------

     Sinclair believes that much of its success is due to its ability to attract and retain highly skilled and motivated managers, both at the corporate and local station levels. A portion of the compensation provided to regional managers, general managers, sales managers and other station managers is based on their achieving certain operating results. Sinclair also provides its corporate and station managers with deferred compensation plans offering options to acquire Sinclair Class A Common Stock.

Community Involvement
---------------------

     Each of Sinclair's stations actively participates in various community activities and offers many community services. Sinclair's activities include broadcasting programming of local interest and sponsorship of community and charitable events. Sinclair also encourages its station employees to become active members of their communities and to promote involvement in community and charitable affairs. Sinclair believes that active community involvement by its stations provides its stations with increased exposure in their respective DMAs and ultimately increases viewership and advertising support.

Establish LMAs
--------------

     Sinclair believes that it can attain significant growth in operating cash flow through the utilization of LMAs. By expanding its presence in a market in which it owns a station, Sinclair can improve its competitive position with respect to a demographic sector. In addition, by providing programming services to an additional station in a market, Sinclair is able to realize significant economies of scale in marketing, programming, overhead and capital expenditures. After giving effect to all pending acquisitions and dispositions, Sinclair will provide programming services pursuant to an LMA to an additional station in 19 of the 37 television markets in which Sinclair will own or program a station.

Programming and Affiliations

     Sinclair continually reviews its existing programming inventory and seeks to purchase the most profitable and cost-effective syndicated programs available for each time period. In developing its selection of syndicated programming, Sinclair balances the cost of available syndicated programs with their potential to increase advertising revenue and the risk of their reduced popularity during the term of the program contract. Sinclair seeks to purchase only those programs with contractual periods that permit programming flexibility and which complement a station's overall programming strategy. Programs that can perform successfully in more than one time period are more attractive due to the long lead time and multi-year commitments inherent in program purchasing.

     Of the 36 stations owned or provided programming services by Sinclair, 10 stations are Fox affiliates, 13 stations are WB affiliates, five stations are ABC affiliates, two stations are NBC affiliates, one station is a UPN affiliate, and one station is a CBS affiliate. The networks produce and distribute programming in exchange for each station's commitment to air the programming at specified times and for commercial announcement time during the programming. In addition, networks other than Fox and UPN pay each affiliated station a fee for each network-sponsored program broadcast by the stations.

     On August 21, 1996, Sinclair entered into an agreement with Fox (the "Fox Agreement") which, among other things, provides that the affiliation agreements between Fox and eight stations owned or provided programming services by Sinclair (except as noted below) would be amended to have new five-year terms commencing on the date of the Fox Agreement. Fox has the option to extend the affiliation agreements for additional five-year terms and must extend all of the affiliation agreements if it extends any (except that Fox may selectively renew affiliation agreements if any station has breached its affiliation agreement). The Fox Agreement also provides that Sinclair will have the right to purchase, for fair market value, any station Fox acquires in a market currently served by a Company-owned Fox affiliate (other than the Norfolk, Virginia and
Raleigh/Durham, North Carolina markets) if Fox determines to terminate the affiliation agreement with Sinclair's station in that market and operate the station acquired by Fox as a Fox affiliate. The Fox Agreement confirmed that the affiliation agreements for WTVZ-TV (Norfolk) and WLFL-TV (Raleigh/Durham) will terminate on August 31, 1998. The Fox Agreement also includes provisions limiting the ability of Sinclair to preempt Fox programming except where it has existing programming conflicts or where Sinclair preempts to serve a public purpose.

     On July 4, 1997, Sinclair entered into the WB Agreement, pursuant to which Sinclair agreed that certain stations affiliated with UPN would enter into affiliation agreements with WB effective as of January 1998, the termination date of their affiliation agreements with UPN. With respect to the following stations, Sinclair did not renew their affiliation agreements with UPN when their agreements expired on January 15, 1998: WCWB-TV, Pittsburgh, Pennsylvania, WNUV-TV, Baltimore, Maryland, WSTR-TV, Cincinnati, Ohio, KRRT-TV, San Antonio, Texas, KOCB-TV, Oklahoma City, Oklahoma, KSMO-TV, Kansas City, Missouri, KUPN-TV, Las Vegas, Nevada, WCGV-TV, Milwaukee, Wisconsin, and WABM-TV, Birmingham, Alabama. Additionally, Sinclair cancelled its UPN affiliation agreement with WTTV-TV/WTTK-TV, Indianapolis, Indiana. These stations (other than WCGV-TV and WABM-TV, which will either operate as independents or enter into new affiliation agreements with WB or another network) entered into ten-year affiliation agreements with WB which became effective on January 16, 1998 (other than WTTV-TV/WTTK-TV, which became effective on April 6, 1998, and KSMO-TV, which became effective on March 30, 1998). Pursuant to the WB Agreement, the WB affiliation agreements of WVTV-TV, Milwaukee, Wisconsin, and WTTO-TV, Birmingham, Alabama (whose program-ming is simulcast on WDBB-TV, Tuscaloosa, Alabama), have been extended to January 16, 2008. In addition, WFBC-TV in the Asheville, North Carolina and Greenville/Spartanburg/Anderson, South Carolina market will become affiliated with WB on November 1, 1999 when WB's current affiliation with another station in that market expires. WTVZ-TV, Norfolk, Virginia and WLFL-TV, Raleigh/ Durham North Carolina, will become affiliated with WB when their affiliations with Fox expire. These Fox affiliations are scheduled to expire on August 31, 1998.

     Under the terms of the WB Agreement, WB has agreed to pay Sinclair $64 million in aggregate amount in monthly installments during the first eight years commencing on January 16, 1998 in consideration for Sinclair's entering into affiliation agreements with WB. In addition, WB will be obligated to pay an additional $10 million aggregate amount in monthly installments in each of the following two years provided that WB is in the business of supplying programming as a television network during each of those years.

     The affiliation agreements relating to stations that have been acquired by Sinclair are terminable by the network upon transfer to Sinclair of the License Assets of the station. Sinclair does not seek consents of the affected network to the transfer of License Assets in connection with its acquisitions. As of the date of this Prospectus Supplement, no network has terminated an affiliation agreement following transfer of License Assets to Sinclair.

RADIO BROADCASTING

     The following table sets forth certain information regarding the radio stations (i) owned and operated by Sinclair; (ii) provided programming by Sinclair under an LMA; or (iii) which Sinclair has an option or has agreed to acquire:





                                 RANKING OF                                              STATION RANK   EXPIRATION
          GEOGRAPHIC             STATION'S                                   PRIMARY      IN PRIMARY       DATE
            MARKET               MARKET BY           PROGRAMMING           DEMOGRAPHIC    DEMOGRAPHIC     OF FCC
      SERVED/STATION (a)        REVENUE (b)             FORMAT             TARGET (c)     TARGET (d)     LICENSE
      ------------------        -----------             ------             ----------     ----------     -------
Los Angeles, California .....        1
  KBLA-AM (e)                               Korean                           N/A           N/A           12/1/05
St. Louis, Missouri .........       18
  KPNT-FM                                   Alternative Rock            Adults 18-34         2            2/1/05
  WVRV-FM                                   Modern Adult Contemporary   Adults 18-34         7           12/1/04
  WRTH-AM                                   Adult Standards             Adults 25-54        23            2/1/05
  WIL-FM                                    Country                     Adults 25-54         1            2/1/05
  KIHT-FM                                   70s Rock                    Adults 25-54         9            2/1/05
Portland, Oregon ............       22
  KFXX-AM (h)                               Adult Standards             Adults 25-54        22            2/1/06
  KKSN-FM (h)                               60s Oldies                  Adults 25-54         1            2/1/06
  KKRH-FM (h)                               70s Rock                    Adults 25-54         9            2/1/06
Kansas City, Missouri .......       29
  KCAZ-AM (e)(r)                            Childrens                        N/A            N/A           6/1/05
  KCFX-FM                                   70s Rock                    Adults 25-54         2            2/1/05
  KQRC-FM                                   Active Rock                 Adults 18-34         2            6/1/05
  KCIY-FM                                   Smooth Jazz                 Adults 25-54         9            2/1/05
  KXTR-FM                                   Classical                   Adults 25-54        13            2/1/05
Milwaukee, Wisconsin ........       32
  WEMP-AM                                   60s Oldies                  Adults 25-54        24           12/1/04
  WMYX-FM                                   Adult Contemporary          Adults 25-54         6           12/1/04
  WAMG-FM                                   Rhythmic                    Adults 25-54        11           12/1/04
Nashville, Tennessee ........       34
  WLAC-FM (h)                               Adult Contemporary          Women 25-54          8            8/1/04
  WJZC-FM (h)                               Smooth Jazz                 Women 25-54          8            8/1/04
  WLAC-AM (h)                               News/Talk/Sports            Adults 35-64         8            8/1/04


                                   RANKING OF                                             STATION RANK    EXPIRATION
           GEOGRAPHIC              STATION'S                                  PRIMARY      IN PRIMARY        DATE
             MARKET                MARKET BY           PROGRAMMING          DEMOGRAPHIC    DEMOGRAPHIC      OF FCC
       SERVED/STATION (a)         REVENUE (b)             FORMAT             TARGET (c)     TARGET (d)      LICENSE
       ------------------        -----------             ------             ----------     ----------      -------
New Orleans, Louisiana (q) .....       38
  WLMG-FM                                      Adult Contemporary         Women 25-54          3           6/1/04
  KMEZ-FM (s)                                  Urban Oldies               Women 25-54         12           6/1/04
  WWL-AM                                       News/Talk/Sports           Adults 35-64         2           6/1/04
  WSMB-AM                                      Talk/Sports                Adults 35-64        17           6/1/04
  WBYU-AM (g)(s)                               Adult Standards            Adults 25-54        16           6/1/04
  WEZB-FM (g)(i)                               Adult Contemporary         Adults 25-54         9           6/1/04
  WRNO-FM (g)(s)                               70s Rock                   Adults 25-54         7           6/1/04
  WLTS-FM (p)                                  Adult Contemporary         Women 25-54          5           6/1/04
  WTKL-FM (p)                                  Oldies                     Adults 25-54         5           6/1/04
Memphis, Tennessee .............       40
  WRVR-FM                                      Soft Adult Contemporary    Women 25-54          1           8/1/04
  WJCE-AM                                      Urban Oldies               Women 25-54         19           8/1/04
  WOGY-FM                                      Country                    Adults 25-54         9           8/1/04
Norfolk, Virginia (q) ..........       41
  WGH-AM (t)                                   Sports Talk Country        Adults 25-54        18          10/1/03
  WGH-FM (t)                                   Country                    Adults 25-54         3          10/1/03
  WVKL-FM (j)(t)                               60s Oldies                 Adults 25-54         9          10/1/03
  WFOG-FM (o)                                  Soft Adult Contemporary    Women 25-54          4          10/1/03
  WPTE-FM (o)                                  Adult Contemporary         Adults 18-34         3          10/1/03
  WWDE-FM (o)                                  Adult Contemporary         Women 25-54          4          10/1/03
  WNVZ-FM (o)                                  Contemporary Hit Radio     Women 18-49          2          10/1/03
Buffalo, New York ..............       42
  WMJQ-FM                                      Adult Contemporary         Women 25-54          3           6/1/98
  WKSE-FM                                      Contemporary Hit Radio     Women 18-49          2           6/1/98
  WBEN-AM                                      News/Talk/Sports           Adults 35-64         3           6/1/98
  WWKB-AM                                      Country                    Adults 35-64        18           6/1/98
  WGR-AM                                       Sports                     Adults 25-54        10           6/1/98
  WWWS-AM                                      Urban Oldies               Adults 25-54        14           6/1/98
Greensboro/Winston
  Salem/High Point,
   North Carolina ..............       52
   WMQX-FM (o)                                 Oldies                     Adults 25-54         5          12/1/03
   WQMG-FM (o)                                 Urban Adult Contemporary   Adults 25-54         4          12/1/03
   WJMH-FM (o)                                 Urban                      Adults 18-34         1          12/1/03
   WQMG-AM (o)                                 Gospel                     Adults 35-64         9          12/1/03
Rochester, New York ............       53
  WBBF-AM (h)                                  Adult Standards            Adults 25-54        13           6/1/98
  WBEE-FM (h)                                  Country                    Adults 25-54         1           6/1/98
  WKLX-FM (h)                                  60s Oldies                 Adults 25-54         6           6/1/98
  WQRV-FM (h)                                  Classic Hits               Adults 25-54        12           6/1/98
Asheville, North Carolina
 Greenville/Spartanburg,
  South Carolina ...............       60
  WFBC-FM (k)                                  Contemporary Hit Radio     Women 18-49          2          12/1/03
  WORD-AM (k)                                  News/Talk                  Adults 35-64         8          12/1/03
  WYRD-AM (k)                                  News/Talk                  Adults 35-64        14          12/1/03
  WSPA-AM (k)                                  Full Service/Talk          Adults 35-64        21          12/1/03
  WSPA-FM (k)                                  Soft Adult Contemporary    Women 25-54          1          12/1/03
  WOLI-FM (k)                                  Oldies                     Adults 25-54        12          12/1/03
  WOLT-FM (k)                                  Oldies                     Adults 25-54        16          12/1/03

                             RANKING OF                                                 STATION RANK        EXPIRATION
       GEOGRAPHIC            STATION'S                                    PRIMARY        IN PRIMARY            DATE
         MARKET              MARKET BY            PROGRAMMING           DEMOGRAPHIC      DEMOGRAPHIC          OF FCC
   SERVED/STATION (a)       REVENUE (b)             FORMAT              TARGET (c)       TARGET (d)          LICENSE
   ------------------       -----------             ------              ----------       ----------          -------
Wilkes-Barre/Scranton,
 Pennsylvania ..........        68
  WKRZ-FM (l)                              Contemporary Hit Radio     Adults 18-49           1            8/1/98 (f)
  WGGY-FM                                  Country                    Adults 25-54           3            8/1/98 (f)
  WGGI-FM                                  Country                    Adults 25-54          21            8/1/98 (f)
  WILK-AM (m)                              News/Talk/Sports           Adults 35-64           5            8/1/98 (f)
  WGBI-AM (m)                              News/Talk/Sports           Adults 35-64          35            8/1/98 (f)
  WWSH-FM (n)                              Soft Hits                  Women 25-54           23            8/1/98 (f)
  WILP-AM (m)                              News/Talk/Sports           Adults 35-64          40            8/1/98 (f)
  WWFH-FM (n)                              Soft Hits                  Women 25-54           12            8/1/98 (f)
  WKRF-FM (l)                              Contemporary Hit Radio     Adults 18-49          30            8/1/98 (f)
  WILT-AM (m)                              News/Talk/Sports           Adults 35-64          40            8/1/98 (f)

----------
(a)  Actual city of license may differ from the geographic market served.


(b) Ranking of the principal radio market served by the station among all U.S. radio markets by 1996 aggregate gross radio broadcast revenue according to Duncan's Radio Market Guide -- 1997 Edition.

(c) Due to variations that may exist within programming formats, the primary demographic target of stations with the same programming format may be different.

(d) All information concerning ratings and audience listening information is derived from the Fall 1997 Arbitron Metro Area Ratings Survey (the "Fall 1997 Arbitron"). Arbitron is the generally accepted industry source for statistical information concerning audience ratings. Due to the nature of listener surveys, other radio ratings services may report different rankings; however, Sinclair does not believe that any radio ratings service other than Arbitron is accorded significant weight in the radio broadcast industry. "Station Rank in Primary Demographic Target" is the ranking of the station among all radio stations in its market that are ranked in its target demographic group and is based on the station's average persons share in the primary demographic target in the applicable Metro Survey Area. Source: Average Quarter Hour Estimates, Monday through Sunday, 6:00 a.m. to midnight, Fall 1997 Arbitron.

(e) Programming is provided to this station by a third party pursuant to an LMA.

(f)  License renewal application pending.

(g) Sinclair has the right to acquire the assets of this station in the Heritage Acquisition, subject to FCC approval.

(h) Sinclair has agreed to sell this station to a third party, which currently programs the station pursuant to an LMA.

(i) An application for review of the grant of this station's license renewal is pending.

(j) EEO reporting conditions for 1997, 1998 and 1999 were placed on this station's most recent license renewal.

(k) Sinclair has exercised its option to acquire Keymarket of South Carolina, Inc. ("Keymarket" or "KSC"), which owns and operates WYRD-AM, WORD-AM and WFBC-FM, and provides sales services pursuant to a JSA and has an option to acquire WOLI-FM and WOLT-FM. Sinclair has also agreed to acquire WSPA-AM and WSPA-FM, which KSC programs pursuant to an LMA. FCC approval of Sinclair's acquisition of WYRD-AM, WORD-AM, WFBC-FM, WSPA-AM, and WSPA-FM is pending.

(l)  WKRZ-FM and WKRF-FM simulcast their programming.

(m)  WILK-AM, WGBI-AM, WILP-AM and WILT-AM simulcast their programming.

(n)  WWSH-FM and WWFH-FM simulcast their programming.

(o) Sinclair has the right to acquire this radio station in conjunction with the Max Media Acquisition.

(p) Sinclair provides sales and programming services to this station pursuant to an LMA and has an option to acquire substantially all the assets of this station.

(q) Sinclair has agreed to sell two FM stations and one AM station in the New Orleans market in order to comply with current FCC or DOJ guidelines. Additionally, Sinclair has applied for FCC consent to transfer the assets of two FM stations and one AM station in the Norfolk market to a trustee in order to comply with current FCC or DOJ guidelines.

(r) A third party has exercised its option to purchase this station, the closing of which is subject to FCC approval.

(s) Sinclair has entered into an agreement to sell this radio station to a third party, the closing of which is subject to FCC approval.

(t) Sinclair has applied for FCC consent to transfer the assets of this station to a trustee.

Radio Operating Strategy

     Sinclair's radio strategy is to operate a cluster of radio stations in selected geographic markets throughout the country. In each geographic market, Sinclair employs broadly diversified programming formats to appeal to a variety of demographic groups within the market. Sinclair seeks to strengthen the identity of each of its stations through its programming and promotional efforts, and emphasizes that identity to a far greater degree than the identity of any local radio personality.

     Sinclair believes that its strategy of appealing to diverse demographic groups in selected geographic markets allows it to reach a larger share of the overall advertising market while realizing economies of scale and avoiding dependence on one demographic or geographic market. Sinclair realizes economies of scale by combining sales and marketing forces, back office operations and general management in each geographic market. At the same time, the geographic diversity of its portfolio of radio stations helps lessen the potential impact of economic downturns in specific markets and the diversity of target audiences served helps lessen the impact of changes in listening preferences. In addition, the geographic and demographic diversity allows Sinclair to avoid dependence on any one or any small group of advertisers.

     Sinclair's group of radio stations includes the top billing station group in four markets and one of the top three billing station groups in each of its markets other than Los Angeles, Milwaukee, Portland, Rochester and Nashville. Through ownership or LMAs, the group also includes duopolies in 12 of its 13 markets.

     Depending on the programming format of a particular station, there are a predetermined number of advertisements broadcast each hour. Sinclair determines the optimum number of advertisements available for sale during each hour without jeopardizing listening levels (and the resulting ratings). Although there may be shifts from time to time in the number of advertisements available for sale during a particular time of day, the total number of advertisements available for sale on a particular station normally does not vary significantly. Any change in net radio broadcasting revenue, with the exception of those instances where stations are acquired or sold, is generally the result of pricing adjustments made to ensure that the station effectively uses advertising time available for sale, an increase in the number of commercials sold or a combination of these two factors.

     Large, well-trained local sales forces are maintained by Sinclair in each of its radio markets. Sinclair's principal goal is to utilize its sales efforts to develop long-standing customer relationships through frequent direct contacts, which Sinclair believes provide it with a competitive advantage. Additionally, in some radio markets, duopolies permit Sinclair to offer creative advertising packages to local, regional and national advertisers. Each radio station owned by Sinclair also engages a national independent sales representative to assist it in obtaining national advertising revenues. These representatives obtain advertising through national advertising agencies and receive a commission from the radio station based on its gross revenue from the advertising obtained.

BROADCASTING ACQUISITION STRATEGY

     On February 8, 1996, the Telecommunications Act of 1996 (the "1996 Act") was signed into law. The 1996 Act represents the most sweeping overhaul of the country's telecommunications laws since the Communications Act of 1934, as amended (the "Communications Act"). The 1996 Act relaxes the broadcast ownership rules and simplifies the process for renewal of broadcast station licenses.

     Sinclair believes that the enactment of the 1996 Act has presented a unique opportunity to build a larger and more diversified broadcasting company.
Additionally, Sinclair expects that the opportunity to act as one of the consolidators of the industry will enable Sinclair to gain additional influence with program suppliers, television networks, other vendors, and alternative delivery media. The additions to Sinclair's management team as a result of the River City Acquisition have given it additional resources to take advantage of these developments.

     In implementing its acquisition strategy, Sinclair seeks to identify and pursue favorable station or group acquisition opportunities primarily in the 15th to 75th largest DMAs and Metro Service Areas ("MSAs"). In assessing potential acquisitions, Sinclair examines opportunities to improve revenue share, audience share and/or cost control. Additional factors considered by Sinclair in a potential acquisition include geographic location, demographic characteristics and competitive dynamics of the market.

Sinclair also considers the opportunity for cross-ownership of television and radio stations and the opportunity it may provide for cross-promotion and cross-selling.

     In conjunction with its acquisitions, Sinclair may determine that certain of the acquired stations may not be consistent with Sinclair's strategic plan. In such an event, Sinclair reviews opportunities for swapping such stations with third parties for other stations or selling such stations outright. The Heritage Acquisition has provided such opportunities, and the Max Media Acquisition and the Merger may provide such opportunities.

     Certain terms of Sinclair's acquisitions in 1998 and 1997, and other pending acquisitions, are described below.

1998 ACQUISITIONS AND DISPOSITIONS

     In addition to the Sullivan acquisition, Sinclair has completed the following acquisitions and dispositions:

     Heritage Acquisition. In July 1997, the Company entered into a purchase agreement to acquire certain assets of the radio and television stations of Heritage for approximately $570 million (the "Heritage Acquisition"), net of the $60 million divestiture of KOKH-TV in the Oklahoma City market. Pursuant to the Heritage Acquisition, and after giving effect to the dispositions described below and a third party's exercise of its option to acquire radio station KCAZ in Kansas City, Missouri, the Company has acquired or is providing programming services to three television stations in two separate markets and 13 radio stations in four separate markets. The Company also has the right to acquire three radio stations in the New Orleans, Louisiana market. Acquisition of the Heritage radio stations in the New Orleans market is subject to approval by the FCC and termination of the applicable waiting period under the HSR Act.

     In January  1998,  Sinclair  entered into an agreement  with  Entertainment
Communications, Inc. ("Entercom") pursuant to which Sinclair will sell to Entercom the Portland, Oregon and Rochester, New York radio stations which Sinclair acquired from Heritage for an aggregate sales price of approximately $126.5 million. Sinclair anticipates it will close on the sale of the Portland and Rochester radio stations to Entercom during the second quarter of 1998. Entercom is operating these stations pursuant to an LMA pending closing of the sale.

     In February 1998, the Company entered into agreements to sell to STC Broadcasting of Vermont, Inc. ("STC") two television stations in the Burlington, Vermont/Plattsburgh, New York market and rights to program a third television station in that market, all of which were acquired in the Heritage Acquisition. In April 1998, the Company closed on the sale of the non-license assets of two of these three stations and assigned its right to program the third for aggregate consideration of approximately $70 million. During the second quarter of 1998, the Company expects to sell the license assets upon FCC approval for a sales price of $2 million.

     Montecito Acquisition. In February 1998, Sinclair entered into an agreement to acquire all of the capital stock of Montecito for approximately $33 million. Montecito owns all of the issued and outstanding stock of Channel 33, Inc., which owns and operates KFBT-TV in Las Vegas, Nevada. Currently, Sinclair is a guarantor of Montecito indebtedness of approximately $33 million. Sinclair cannot acquire Montecito unless and until FCC rules permit Sinclair to own the broadcast licenses of more than one station in the Las Vegas market, or unless Sinclair no longer owns the broadcast license for KUPN-TV in Las Vegas. Sinclair currently provides programming to KFBT-TV under an LMA.

     WSYX  Acquisition.  In connection with  Sinclair's 1996  acquisition of the radio and television broadcasting assets of River City Broadcasting, L.P. ("River City"), Sinclair acquired a three-year option to purchase the assets of WSYX-TV in Columbus, Ohio (the "Columbus Option"). In April 1998, the Company acquired the non-license assets of WSYX-TV in Columbus, Ohio from River City Broadcasting, LP ("River City"), making cash payments of approximately $228 million. In addition, the Company exercised its option to acquire the License Assets of WSYX and expects to close on this transaction during 1998 for an option exercise price of $2 million. The Company also entered into an LMA with

River City whereby the Company has obtained the right to program and sell advertising on substantially all of the station's inventory of broadcast time.

     Sinclair has agreed to sell the License Assets of WTTE-TV in Columbus, Ohio to Glencairn and to enter into an LMA with Glencairn to provide programming services to WTTE-TV. The FCC has approved this transaction, but Sinclair does not believe that this transaction will be completed unless Sinclair acquires the License Assets of WSYX-TV.

     Max Media Acquisition. On December 2, 1997, Sinclair entered into agreements to acquire, directly or indirectly, all of the equity interests of Max Media. As a result of this transaction, Sinclair will acquire, or acquire the right to program pursuant to LMAs, nine television stations and eight radio stations in eight markets. The television stations serve the following markets:
Dayton, Ohio; Syracuse, New York; Paducah, Kentucky and Cape Girardeau, Missouri; Tri-Cities, Tennessee/Virginia; Tyler/ Longview, Texas; and Charleston, South Carolina. The radio stations serve the Norfolk, Virginia and Greensboro/Winston Salem/High Point, North Carolina markets. The aggregate purchase price is approximately $255 million payable in cash at closing (less a deposit of $12.8 million paid at the time of signing the acquisition agreement), a portion of which will be used to retire existing debt of Max Media at closing. Max Media's television station WKEF-TV in Dayton, Ohio has an overlapping service area with Sinclair's television stations WTTE-TV in Columbus, Ohio and WSTR-TV in Cincinnati, Ohio as well as with Company LMA station WTTV-TV in Indianapolis, Indiana and Company LMA station WSYX-TV in Columbus, Ohio (the License Assets of which Sinclair has exercised an option to acquire). In addition, Max Media's television station WEMT-TV in Tri-Cities, Tennessee/Virginia has an overlapping service area with Sinclair's television
station       WLOS-TV      in      Asheville,       North      Carolina      and
Greenville/Spartanburg/Anderson, South Carolina and Max Media's television station KBSI-TV in Paducah, Kentucky and Cape Girardeau, Missouri has an overlapping service area with Sinclair's television station KDNL-TV in St. Louis, Missouri. Furthermore, Sinclair owns a television station and three radio stations in the Norfolk, Virginia market, where four of Max Media's radio stations are located. Consequently, Sinclair has requested various waivers from the FCC to allow Sinclair to complete the Max Media Acquisition. There can be no assurance that such waivers will be granted. Comments have been filed with the FCC by a competitor of Sinclair with respect to the transfer of the license for WEMT-TV in Tri-Cities, Tennessee/Virginia claiming that Sinclair's acquisition of WEMT-TV will create undue regional media concentration. As a result of the Max Media Acquisition and the Heritage Acquisition, Sinclair intends to dispose of two of the FM radio stations in the Norfolk, Virginia radio market that it has acquired from Heritage and agreed to acquire from Max Media in order to be in compliance with the FCC regulations that limit the number of radio stations that can be owned in that market. Additionally, Sinclair has sought FCC approval to assign the licenses of the two FM radio stations and one AM radio station it presently owns in the Norfolk, Virginia market to an independent trustee. The Max Media Acquisition is subject to approval by the FCC and termination of the applicable waiting period under the HSR Act, and is expected to close in the second quarter of 1998. The transaction is expected to be financed through borrowings under Sinclair's Bank Credit Agreement.

     Lakeland Acquisition. On November 14, 1997, Sinclair entered into a definitive agreement to acquire 100% of the stock of Lakeland Group Television, Inc. (the "Lakeland Acquisition"). In the Lakeland Acquisition, Sinclair will acquire television station KLGT in Minneapolis/St. Paul, Minnesota. The purchase price is approximately $50 million in cash plus the assumption of certain indebtedness of Lakeland not to exceed $2.5 million. KLGT-TV, Channel 23, is the WB affiliate in Minneapolis, the nation's 14th largest market. Sinclair intends to finance the purchase price from borrowings under the Bank Credit Agreement. The Lakeland Acquisition has been approved by the FCC (subject to the condition that it not be consummated until KLGT-TV's license renewal is granted) and is expected to close in the second quarter of 1998.

     Other Dispositions. Sinclair has entered into an agreement to sell three radio stations in the Nashville, Tennessee market for approximately $35 million. Sinclair expects the closing to occur during the second quarter of 1998. Sinclair has entered into an agreement to divest certain radio stations it owns or has the right to acquire in the New Orleans market for a sale price of $16 million and expects to receive FCC approval and clearance under the HSR Act in connection with such disposition. In addition, Sinclair intends to dispose of one of the FM radio stations in the Norfolk, Virginia radio market that it has acquired from Heritage and one of the FM radio stations in Norfolk, Virginia that it has agreed to acquire from Max Media in order to be in compliance with FCC regulations that limit the number of radio stations that can be owned in a market. See "-- Max Media Acquisition." A third party has also exercised its option to acquire from Sinclair radio station KCAZ in Kansas City, Missouri.

1997 ACQUISITION

     Las Vegas Acquisition. On January 30, 1997, Sinclair entered into an agreement to acquire the assets of KUPN-TV, Las Vegas, Nevada, for approximately $87.0 million. Sinclair completed this acquisition on May 30, 1997.

ONGOING DISCUSSIONS

     In furtherance of its acquisition strategy, Sinclair routinely reviews and conducts investigations of potential television, radio station and related business acquisitions. When Sinclair believes a favorable opportunity exists, Sinclair seeks to enter into discussions with the owners of such businesses regarding the possibility of an acquisition, disposition or station swap. At any given time, Sinclair may be in discussions with one or more such business owners. Sinclair is in serious negotiations with various parties relating to the disposition of television, radio and related properties which would be disposed of for aggregate consideration of approximately $20 million. There can be no assurance that any of these or other negotiations will lead to definitive agreement or, if agreements are reached, that any transactions would be consummated.

LOCAL MARKETING AGREEMENTS

     Sinclair currently has LMA arrangements with television stations in ten markets in which it owns a television station: Pittsburgh, Pennsylvania (WCWB), Baltimore, Maryland (WNUV), Raleigh/Durham, North Carolina (WRDC), Milwaukee, Wisconsin (WVTV), Birmingham, Alabama (WABM), San Antonio, Texas (KRRT), Asheville, North Carolina and Greenville/Spartanburg/Anderson, South Carolina
(WFBC), Mobile, Alabama and Pensacola, Florida (WFGX), Las Vegas, Nevada (KFBT) and Columbus, Ohio (WSYX). In addition, Sinclair has an LMA arrangement with a station in the Tuscaloosa, Alabama market (WDBB), which is adjacent to Birmingham. In each of these markets other than Pittsburgh, Tuscaloosa, Mobile and Pensacola, Las Vegas, and Columbus, the LMA arrangement is with Glencairn and Sinclair owns the Non-License Assets of the stations. Sinclair also has LMA arrangements with radio stations in the New Orleans, Louisiana market. In addition, Sinclair has entered into an LMA with respect to WTTV and WTTK in Indianapolis, Indiana. At Sinclair's request, the FCC has withheld action on an application for Sinclair's acquisition of WTTV and WTTK in Indianapolis (and a pending application for the Controlling Stockholders to divest their attributable interests in WIIB) until the FCC completes its pending rulemaking proceeding considering the cross-interest policy. In addition, in connection with certain pending acquisitions, Sinclair will enter into LMAs. See "-- 1998 Acquisitions and "-- 1997 Acquisitions."

     Sinclair believes that it is able to increase its revenues and improve its margins by providing programming services to stations in selected DMAs and MSAs where Sinclair already owns a station. In certain instances, single station operators and stations operated by smaller ownership groups do not have the management expertise or the operating efficiencies available to Sinclair as a multi-station broadcaster. Sinclair seeks to identify such stations in selected markets and to provide such stations with programming services pursuant to LMAs. In addition to providing Sinclair with additional revenue opportunities, Sinclair believes that these LMA arrangements have assisted certain stations whose operations may have been marginally profitable to continue to air popular programming and contribute to diversity of programming in their respective DMAs and MSAs.

     In many cases where Sinclair enters into LMA arrangements in connection with a station whose acquisition by Sinclair is pending FCC approval, Sinclair
(i) obtains an option to acquire the station assets essential for broadcasting a television or radio signal in compliance with regulatory guidelines, generally consisting of the FCC license, transmitter, transmission lines, technical equipment, call letters and trademarks, and certain furniture, fixtures and equipment (the "License Assets") and (ii) acquires the remaining assets (the "Non-License Assets") at the time it enters into the option. Following acquisition of the

Non-License Assets, the License Assets continue to be owned by the owner-operator and holder of the FCC license, which enters into an LMA with Sinclair. After FCC approval for transfer of the License Assets is obtained, Sinclair exercises its option to acquire the License Assets and become the owner-operator of the station, and the LMA arrangement is terminated.

USE OF DIGITAL TELEVISION TECHNOLOGY

     Sinclair believes that television broadcasting may be enhanced significantly by the development and increased availability of digital broadcasting service technology. This technology has the potential to permit Sinclair to provide viewers multiple channels of digital television over each of its existing standard channels, to provide certain programming in a high definition television format and to deliver various forms of data, including data on the Internet, to home and business computers. These additional capabilities may provide Sinclair with additional sources of revenue, although Sinclair may be required to incur significant additional costs in connection therewith. Sinclair is currently considering plans to provide high definition television ("HDTV"), to provide multiple channels of television including the provision of additional broadcast programming and transmitted data on a subscription basis, and to continue its current TV program channels on its allocated digital television ("DTV") channels. The FCC has granted authority for Sinclair to conduct experimental DTV multicasting operations in Baltimore, Maryland. The 1996 Act allows the FCC to charge a spectrum fee to broadcasters who use the digital spectrum to offer subscription-based services, and the FCC has opened a rulemaking to consider the spectrum fees to be charged to broadcasters for such use. In addition, Congress has held hearings on broadcasters' plans for the use of their digital spectrum. Sinclair cannot predict what future actions the FCC or Congress might take with respect to DTV, nor can it predict the effect of the FCC's present DTV implementation plan or such future actions on Sinclair's business. DTV technology is not currently available to the viewing public and a successful transition from the current analog broadcast format to a digital format may take many years. There can be no assurance that Sinclair's efforts to take advantage of the new technology will be commercially successful.

FEDERAL REGULATION OF TELEVISION AND RADIO BROADCASTING

     The ownership, operation and sale of television and radio stations are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act. Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and operating power of stations; issues, renews, revokes and modifies station licenses; regulates equipment used by stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; and has the power to impose penalties for violations of its rules or the Communications Act.

     The following is a brief summary of certain provisions of the Communications Act, the 1996 Act and specific FCC regulations and policies. Reference should be made to the Communications Act, the 1996 Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations.

     License Grant and Renewal. Television and radio stations operate pursuant to broadcasting licenses that are granted by the FCC for maximum terms of eight years.

     Television and radio station licenses are subject to renewal upon application to the FCC. During certain periods when renewal applications are pending, competing applicants may file for the radio or television frequency being used by the renewal applicant. During the same periods, petitions to deny license renewal applications may be filed by interested parties, including members of the public. The FCC is required to hold hearings on renewal applications if it is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a "substantial and material question of fact" as to whether the grant of the renewal application would be prima facie inconsistent with the public interest, convenience and necessity. However, the FCC is prohibited from considering competing applications for a renewal applicant's frequency, and is required to grant the renewal application, if the FCC finds: (i) that the station has served the public interest, convenience and necessity; (ii) that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC; and

(iii) that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

     All of the stations that Sinclair currently owns and operates or to which it provides programming services pursuant to LMAs, or intends to acquire or to which it intends to provide programming services pursuant to LMAs in connection with pending acquisitions, are presently operating under regular licenses, which expire as to each station on the dates set forth under "-- Television Broadcasting" and "-- Radio Broadcasting," above. Although renewal of license is granted in the vast majority of cases even when petitions to deny are filed, there can be no assurance that the licenses of such stations will be renewed.

Ownership Matters

General
-------

     The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to permit the assignment or transfer of control of, or the grant or renewal of, a broadcast license, the FCC considers a number of factors pertaining to the licensee, including compliance with various rules limiting common ownership of media properties, the "character" of the licensee and those persons holding "attributable" interests therein, and compliance with the Communications Act's limitations on alien ownership.

     To obtain the FCC's prior consent to assign a broadcast license or transfer control of a broadcast licensee, an appropriate application must be filed with the FCC. If the application involves a "substantial change" in ownership or control, the application must be placed on public notice for a period of approximately 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. If the application does not involve a "substantial change" in ownership or control, it is a "pro forma" application. The "pro forma" application is not subject to petitions to deny or a mandatory waiting period, but is nevertheless subject to having informal objections filed against it. If the FCC grants an assignment or transfer application, interested parties have approximately 30 days from public notice of the grant to seek reconsideration or review of that grant. Generally, parties that do not file initial petitions to deny or informal objections against the application face difficulty in seeking reconsideration or review of the grant. The FCC normally has approximately an additional 10 days to set aside such grant on its own motion. When passing on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer to any party other than the assignee or transferee specified in the application.

     The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding, or through subsidiaries controlling, broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's stock (or 10% or more of such stock in the case of insurance companies, investment companies and bank trust departments that are passive investors) are generally attributable, except that, in general, no minority voting stock interest will be attributable if there is a single holder of more than 50% of the outstanding voting power of the corporation. The FCC has pending a rulemaking proceeding that, among other things, seeks comment on whether the FCC should modify its attribution rules by (i) raising the attribution stock benchmark from 5% to 10%;
(ii) raising the attribution stock benchmark for passive investors from 10% to 20%; (iii) restricting the availability of the single majority shareholder exemption; and (iv) attributing certain interests such as non-voting stock, debt and certain holdings by limited liability corporations in certain circumstances. More recently, the FCC has solicited comment on proposed rules that would (i) treat an otherwise nonattributable equity or debt interest in a licensee as an attributable interest where the interest holder is a program supplier or the owner of a broadcast station in the same market and the equity and/or debt holding is greater than a specified benchmark; (ii) treat a licensee of a television station which, under an LMA, brokers more than 15% of the time on another television station serving the same market, as having an attributable interest in the brokered station; and (iii) in certain circumstances, treat the licensee of a broadcast station that sells advertising time on another station in the same market pursuant to a JSA as having an attributable interest in the station whose advertising is being sold.

     The Controlling Stockholders hold attributable interests in two entities owning media properties, namely: Channel 63, Inc., licensee of WIIB-TV, a UHF television station in Bloomington, Indiana, and Bay Television, Inc., licensee of WTTA-TV, a UHF television station in St. Petersburg, Florida. All of the issued and outstanding shares of Channel 63, Inc. are owned by the Controlling Stockholders. A majority of the issued and outstanding shares of Bay Television, Inc. is owned by the Controlling Stockholders and Robert L. Simmons, a former stockholder of Sinclair. The Controlling Stockholders have agreed to divest their attributable interests in Channel 63, Inc. and Sinclair believes that, after doing so, such holdings will not materially restrict its ability to acquire or program additional broadcast stations.

     Under its "cross-interest" policy, the FCC considers certain "meaningful" relationships among competing media outlets in the same market, even if the ownership rules do not specifically prohibit the relationship. Under this policy, the FCC may consider significant nonattributable equity or debt interests in a media outlet combined with an attributable interest in another media outlet in the same market, joint ventures, and common key employees among competitors. The cross-interest policy does not necessarily prohibit all of these interests, but requires that the FCC consider whether, in a particular market, the "meaningful" relationships between competitors could have a significant adverse effect upon economic competition and program diversity.
Heretofore, the FCC has not applied its cross-interest policy to LMAs and JSAs between broadcast stations. In its ongoing rulemaking proceeding concerning the attribution rules, the FCC has sought comment on, among other things, (i) whether the cross-interest policy should be applied only in smaller markets, and
(ii) whether non-equity financial relationships such as debt, when combined with multiple business interrelationships such as LMAs and JSAs, raise concerns under the cross-interest policy. Moreover, in its most recent proposals in its ongoing attribution rulemaking proceeding, the FCC has proposed treating television LMAs, television and radio JSAs, and presently nonattributable debt or equity interests as attributable interests in certain circumstances without regard to the cross-interest policy.

     The Communications Act prohibits the issuance of broadcast licenses to, or the holding of a broadcast license by, any corporation of which more than 20% of the capital stock is owned of record or voted by non-U.S. citizens or their representatives or by a foreign government or a representative thereof, or by any corporation organized under the laws of a foreign country (collectively, "Aliens"). The Communications Act also authorizes the FCC, if the FCC determines that it would be in the public interest, to prohibit the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by Aliens. Sinclair has been advised that the FCC staff has interpreted this provision to require a finding that such grant or holding would be in the public interest before a broadcast license may be granted to or held by any such corporation and that the FCC staff has made such a finding only in limited circumstances. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to other forms of business organizations, including partnerships. As a result of these provisions, the licenses granted to Subsidiaries of Sinclair by the FCC could be revoked if, among other restrictions imposed by the FCC, more than 25% of Sinclair's stock were directly or indirectly owned or voted by Aliens. Sinclair and the Subsidiaries are domestic corporations, and the Controlling Stockholders are all United States citizens. The Amended and Restated Articles of Incorporation of Sinclair (the "Amended Certificate") contain limitations on Alien ownership and control that are substantially similar to those contained in the Communications Act. Pursuant to the Amended Certificate, Sinclair has the right to repurchase Alien-owned shares at their fair market value to the extent necessary, in the judgment of the Board of Directors, to comply with the Alien ownership restrictions.

Television
----------

     National Ownership Rule. Prior to the 1996 Act, FCC rules generally prohibited an individual or entity from having an attributable interest in more than 12 television stations nationwide, or in television stations reaching more than 25% of the national television viewing audience. Pursuant to the 1996 Act, the FCC has modified its rules to eliminate any limitation on the number of television stations an individual or entity may own nationwide, subject to the restriction that no individual or entity may have an attributable interest in television stations reaching more than 35% of the national television viewing audience. Historically, VHF stations have shared a larger portion of the market than UHF stations. Therefore, only half of the households in the market area of any UHF station are included when calculating whether an entity or individual owns television stations reaching more than 35% of the national television viewing audience. All but seven of the stations owned and operated by Sinclair, or towhich Sinclair provides programming services, are UHF. Upon completion of all pending acquisitions and dispositions, Sinclair will reach approximately 14% of U.S. television households using the FCC's method of calculation.

     Duopoly Rule. On a local level, the television "duopoly" rule generally prohibits a single individual or entity from having an attributable interest in two or more television stations with overlapping Grade B service areas. While the 1996 Act did not eliminate the television duopoly rule, it did direct the FCC to initiate a rulemaking proceeding to determine whether to retain, modify, or eliminate the rule. The FCC has pending a rulemaking proceeding in which it has proposed, among other options, to modify the television duopoly rule to permit the common ownership of television stations in different DMAs, so long as the Grade A signal contours of the stations do not overlap. Pending resolution of its rulemaking proceeding, the FCC has adopted an interim waiver policy that permits the common ownership of television stations in different DMAs with no overlapping Grade A signal contours, conditioned on the final outcome of the rulemaking proceeding. The FCC has also sought comment on whether common ownership of two television stations in a market should be permitted (i) where one or more of the commonly owned stations is UHF, (ii) where one of the stations is in bankruptcy or has been off the air for a substantial period of time and (iii) where the commonly owned stations have very small audience or advertising shares, are located in a very large market, and/or a specified number of independently owned media voices would remain after the acquisition.

     Local Marketing Agreements. A number of television stations, including certain of Sinclair's stations, have entered into what have commonly been referred to as local marketing agreements, or LMAs. While these agreements may take varying forms, pursuant to a typical LMA, separately owned and licensed television stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these types of arrangements, separately owned stations agree to function cooperatively in terms of programming, advertising sales, etc., subject to the requirement that the licensee of each station maintain independent control over the programming and operations of its own station. One typical type of LMA is a programming agreement between two separately owned television stations serving a common service area, whereby the licensee of one station programs substantial portions of the broadcast day on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during such program segments. Such arrangements are an extension of the concept of "time brokerage" agreements, under which a licensee of a station sells blocks of time on its station to an entity or entities which program the blocks of time and which sell their own commercial advertising announcements during the time periods in question. The staff of the FCC's Mass Media Bureau has held that LMAs are not contrary to the Communications Act, provided that the licensee of the station which is being substantially programmed by another entity maintains complete responsibility for and control over the programming and operations of its broadcast station and assures compliance with applicable FCC rules and policies.

     At present, FCC rules permit television station LMAs, and the licensee of a television station brokering time on another television station is not considered to have an attributable interest in the brokered station. However, in connection with its ongoing rulemaking proceeding regarding the television duopoly rule, the FCC has proposed to adopt rules providing that the licensee of a television station which brokers more than 15% of the time on another television station serving the same market would be deemed to have an attributable interest in the brokered station for purposes of the national and local multiple ownership rules. In connection with this proceeding, the FCC has solicited detailed information from parties to television LMAs as to the terms and characteristics of such LMAs.

     The 1996 Act provides that nothing therein "shall be construed to prohibit the origination, continuation, or renewal of any television local marketing agreement that is in compliance with the regulations of the [FCC]." The legislative history of the 1996 Act reflects that this provision was intended to grandfather television LMAs that were in existence upon enactment of the 1996 Act, and to allow television LMAs consistent with the FCC's rules subsequent to enactment of the 1996 Act. In its pending rulemaking proceeding regarding the television duopoly rule, the FCC has proposed to adopt a grandfathering policy providing that, in the event that television LMAs become attributable interests,

LMAs that are in compliance with existing FCC rules and policies and were entered into before November 5, 1996, would be permitted to continue in force until the original term of the LMA expires. Under the FCC's proposal, television LMAs that are entered into, renewed, or assigned after November 5, 1996 would have to be terminated if LMAs are made attributable interests and the LMA in question resulted in a violation of the television multiple ownership rules. Sinclair's LMAs with television stations WCWB in Pittsburgh, Pennsylvania, WNUV in Baltimore, Maryland, WVTV in Milwaukee, Wisconsin, WRDC in Raleigh/Durham, North Carolina, WABM in Birmingham, Alabama, and WDBB in Tuscaloosa, Alabama, were in existence on both the date of enactment of the 1996 Act and November 5, 1996. Sinclair's LMAs with television stations WTTV and WTTK in Indianapolis, Indiana were entered into subsequent to the date of enactment of the 1996 Act but prior to November 5, 1996. Sinclair's LMA with television station KRRT in San Antonio, Texas was in existence on the date of enactment of the 1996 Act, but was assumed by Sinclair subsequent to that date but prior to November 5, 1996. The licensee's rights under Sinclair's LMA with KRRT-TV were assumed by Glencairn subsequent to November 5, 1996. Sinclair's LMAs with television stations WFGX-TV in Mobile, Alabama and Pensacola, Florida and WFFF-TV in Burlington, Vermont and Plattsburgh, New York were in existence on both the date of enactment of the 1996 Act and November 5, 1996, but were assumed by Sinclair subsequent to November 5, 1996. Sinclair's LMA with WFBC-TV in Asheville, North Carolina and Greenville/Spartanburg/ Anderson, South Carolina, was entered into by Sinclair subsequent to the date of enactment of the 1996 Act but prior to November 5, 1996, and the licensee's rights under that LMA were assumed by Glencairn subsequent to November 5, 1996. Sinclair's LMAs with KFBT in Las Vegas, Nevada and WSYX in Columbus, Ohio were entered into subsequent to November 5, 1996. Sinclair cannot predict if any or all of its LMAs will be grandfathered.

     The Conference Agreement adopted as part of the Balanced Budget Act of 1997 (the "Balanced Budget Act") clarifies Congress' intent with respect to LMAs and duopolies. The Conference Agreement states as follows: "The conferees do not intend that the duopoly and television-newspaper cross-ownership relief provided herein should have any bearing upon the [FCC's] current proceedings, which concerns more immediate relief. The conferees expect that the [FCC] will proceed with its own independent examination in these matters. Specifically, the conferees expect that the [FCC] will provide additional relief (e.g., VHF/UHF combinations) that it finds to be in the public interest, and will implement the permanent grandfather requirement for local marketing agreements as provided in the Telecommunications Act of 1996."

     The TV duopoly rule currently prevents Sinclair from acquiring the licenses of television stations with which it has LMAs in those markets where Sinclair owns a television station. As a result, if the FCC were to decide that the provider of programming services under a television LMA should be treated as having an attributable interest in the brokered station, and if it did not relax its television duopoly rule, Sinclair could be required to modify or terminate those of its LMAs that were not in existence on the date of enactment of the 1996 Act or on November 5, 1996. Furthermore, if the FCC adopts its present proposal with respect to the grandfathering of television LMAs, Sinclair could be required to terminate even those LMAs that were in effect prior to the date of enactment of the 1996 Act or prior to November 5, 1996, after the initial term of the LMA or upon assignment of the LMA or sooner. In such an event, Sinclair could be required to pay termination penalties under certain of such LMAs. Further, if the FCC were to find, in connection with any of Sinclair's
LMAs, that the owners/licensees of the stations with which Sinclair has LMAs failed to maintain control over their operations as required by FCC rules and policies, the licensee of the LMA station and/or Sinclair could be fined or set for hearing, the outcome of which could be a monetary forfeiture or, under certain circumstances, loss of the applicable FCC license. Sinclair is unable to predict the ultimate outcome of possible changes to these FCC rules and the impact such changes may have on its broadcasting operations. See "Risk Factors -- Multiple Ownership Rules and Effect on LMAs" in the accompanying Prospectuses.

     On June 1, 1995, the Chief of the FCC's Mass Media Bureau released a Public Notice concerning the processing of television assignment and transfer of control applications proposing LMAs. Due to the pendency of the ongoing rulemaking proceeding concerning attribution of ownership, the Mass Media Bureau has placed certain restrictions on the types of television assignment and transfer of control applications involving LMAs that it will approve during the pendency of the rulemaking. Specifically,

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

the Mass Media Bureau has stated that it will not approve arrangements where a time broker seeks to finance a station acquisition and hold an option to purchase the station in the future. Sinclair believes that none of Sinclair's LMAs fall within the ambit of this Public Notice.

Radio
-----

     National Ownership Rule. Prior to the 1996 Act, the FCC's rules limited an individual or entity from holding attributable interests in more than 20 AM and 20 FM radio stations nationwide. Pursuant to the 1996 Act, the FCC has modified its rules to eliminate any limitation on the number of radio stations a single individual or entity may own nationwide.

     Local Ownership Rule. Prior to the 1996 Act, the FCC's rules generally permitted an individual or entity to hold attributable interests in no more than four radio stations in a local market (no more than two of which could be in the same service (AM or FM)), and then only if the aggregate audience share of the commonly owned stations did not exceed 25%. In markets with fewer than 15 commercial radio stations, an individual or entity could hold an attributable interest in no more than three radio stations in the market (no more than two of which could be in the same service), and then only if the number of the commonly owned stations did not exceed 50% of the total number of commercial radio stations in the market.

     Pursuant to the 1996 Act, the limits on the number of radio stations one entity may own locally have been increased as follows: (i) in a market with 45 or more commercial radio stations, an entity may own up to eight commercial radio stations, not more than five of which are in the same service (AM or FM);
(ii) in a market with between 30 and 44 (inclusive) commercial radio stations, an entity may own up to seven commercial radio stations, not more than four of which are in the same service; (iii) in a market with between 15 and 29
(inclusive) commercial radio stations, an entity may own up to six commercial radio stations, not more than four of which are in the same service; and (iv) in a market with 14 or fewer commercial radio stations, an entity may own up to five commercial radio stations, not more than three of which are in the same service, except that an entity may not own more than 50% of the stations in such market. These numerical limits apply regardless of the aggregate audience share of the stations sought to be commonly owned. FCC ownership rules continue to permit an entity to own one FM and one AM station in a local market regardless of market size. Irrespective of FCC rules governing radio ownership, however, the DOJ and the Federal Trade Commission have the authority to determine, and in certain radio transactions have determined, that a particular transaction presents antitrust concerns. Moreover, in certain recent cases the FCC has signaled a willingness to independently examine issues of market concentration notwithstanding a transaction's compliance with the numerical station limits. The FCC has also indicated that it may propose further revisions to its radio multiple ownership rules.

     Local Marketing Agreements. As in television, a number of radio stations have entered into LMAs. The FCC's multiple ownership rules specifically permit radio station LMAs to be entered into and implemented, so long as the licensee of the station which is being programmed under the LMA maintains complete responsibility for and control over programming and operations of its broadcast station and assures compliance with applicable FCC rules and policies. For the purposes of the multiple ownership rules, in general, a radio station being programmed pursuant to an LMA by an entity is not considered an attributable ownership interest of that entity unless that entity already owns a radio station in the same market. However, a licensee that owns a radio station in a market, and brokers more than 15% of the time on another station serving the same market (i.e., a station whose principal community contour overlaps that of the owned station), is considered to have an attributable ownership interest in the brokered station for purposes of the FCC's multiple ownership rules. As a result, in a market in which Sinclair owns a radio station, Sinclair would not be permitted to enter into an LMA with another local radio station which it could not own under the local ownership rules, unless Sinclair's programming constituted 15% or less of the other local station's programming time on a weekly basis. The FCC's rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another station in the same broadcast service (i.e., AM-AM or FM-FM) through a time brokerage or LMA arrangement where the brokered and brokering stations serve substantially the same area.

     Joint Sales Agreements. A number of radio (and television) stations have entered into cooperative arrangements commonly known as joint sales agreements, or JSAs. While these agreements may take varying forms, under the typical JSA, a station licensee obtains, for a fee, the right to sell substantially all of the commercial advertising on a separately-owned and licensed station in the same market. The typical JSA also customarily involves the provision by the selling licensee of certain sales, accounting, and "back office" services to the station whose advertising is being sold. The typical JSA is distinct from an LMA in that a JSA (unlike an LMA) normally does not involve programming.

     The FCC has determined that issues of joint advertising sales should be left to enforcement by antitrust authorities, and therefore does not generally regulate joint sales practices between stations. Currently, stations for which a licensee sells time under a JSA are not deemed by the FCC to be attributable interests of that licensee. However, in connection with its ongoing rulemaking proceeding concerning the attribution rules, the FCC is considering whether JSAs should be considered attributable interests or within the scope of the FCC's cross-interest policy, particularly when JSAs contain provisions for the supply of programming services and/or other elements typically associated with LMAs. If JSAs become attributable interests as a result of changes in the FCC rules, Sinclair may be required to terminate any JSA it might have with a radio station which Sinclair could not own under the FCC's multiple ownership rules.

Other Ownership Matters
-----------------------

     There remain in place after the 1996 Act a number of additional cross-ownership rules and prohibitions pertaining to licensees of television and radio stations. FCC rules, the Communications Act, or both generally prohibit an individual or entity from having an attributable interest in both a television station and a radio station, a daily newspaper, or a cable television system that is located in or serves the same market area.

     Antitrust Regulation. The DOJ and the Federal Trade Commission have increased their scrutiny of the television and radio industry since the adoption of the 1996 Act, and have indicated their intention to review matters related to the concentration of ownership within markets (including LMAs and JSAs) even when the ownership or LMA or JSA in question is permitted under the laws administered by the FCC or by FCC rules and regulations. For instance, the DOJ has for some time taken the position that an LMA entered into in anticipation of a station's acquisition with the proposed buyer of the station constitutes a change in beneficial ownership of the station which, if otherwise subject to filing under the HSR Act, cannot be implemented until the waiting period required by that statute has ended or been terminated.

     Radio/Television Cross-Ownership Rule. The FCC's radio/television cross-ownership rule (the "one to a market" rule) generally prohibits a single individual or entity from having an attributable interest in a television station and a radio station serving the same market. However, in each of the 25 largest local markets in the United States, provided that there remain at least 30 separately owned television and radio stations in the particular market after the acquisition in question, the FCC has traditionally employed a policy that presumptively allows waivers of the one to a market rule to permit the common ownership of one AM, one FM and one TV station in the market. The 1996 Act directs the FCC to extend this policy to each of the top 50 markets. Moreover, the FCC has pending a rulemaking proceeding in which it has solicited comment on whether the one to a market rule should be eliminated altogether. Sinclair has pending several requests for waivers of the one to a market rule in connection with its applications to acquire radio stations in the Max Media Acquisition and from Keymarket of South Carolina, Inc., in markets where Sinclair owns or proposes to own a television station. Furthermore, Sinclair expects to request waivers of the one to a market rule in connection with its applications to acquire certain television stations in the Sullivan Acquisition in markets where Sinclair owns or proposes to own radio stations.

     However, the FCC does not apply its presumptive waiver policy in cases involving the common ownership of one television station, and two or more radio stations in the same service (AM or FM), in the same market. Pending its ongoing rulemaking proceeding to reexamine the one to a market rule, the FCC has stated that it will consider waivers of the rule in such instances on a case-by-case basis, considering (i) the public service benefits that will arise from the joint operation of the facilities such as economies of scale, cost savings and programming and service benefits; (ii) the types of facilities involved; (iii) the number of media outlets owned by the applicant in the relevant market; (iv) the finan-cial difficulties of the stations involved; and (v) the nature of the relevant market in light of the level of competition and diversity after joint operation is implemented. Generally, any such waivers that are granted, and which allow common ownership of a television station and more than two same-service radio stations in the same market, are temporary and conditioned on the outcome of the rulemaking proceeding. Sinclair obtained such temporary, conditional waivers of the one to a market rule in connection with its acquisition of the Heritage radio stations in the Kansas City and St. Louis markets.

     In its ongoing rulemaking proceeding to reexamine the one to a market rule, the FCC has proposed the following options for modifying the rule in the event it is not eliminated: (i) extending the presumptive waiver policy to any television market in which a specified number of independently owned media "voices" would remain after common ownership of a television station and one or more radio stations is effectuated; (ii) extending the presumptive waiver policy to entities that seek to own more than one FM and/or one AM radio station; (iii) reducing the minimum number of independently owned voices that must remain after a transaction is effectuated; and (iv) modifying the five-factor case-by-case test for waivers.

     Local Television/Cable Cross-Ownership Rule. While the 1996 Act eliminates a previous statutory prohibition against the common ownership of a television broadcast station and a cable system that serve the same local market, the 1996 Act leaves the current FCC rule in place. The legislative history of the Act indicates that the repeal of the statutory ban should not prejudge the outcome of any FCC review of the rule.

     Broadcast Network/Cable Cross-Ownership Rule. The 1996 Act directs the FCC to eliminate its rules which formerly prohibited the common ownership of a broadcast network and a cable system, subject to the provision that the FCC revise its rules as necessary to ensure carriage, channel positioning, and non-discriminatory treatment of non-affiliated broadcast stations by cable systems affiliated with a broadcast network. In March 1996, the FCC issued an order implementing this legislative change.

     Broadcast/Daily Newspaper Cross-Ownership Rule. The FCC's rules prohibit the common ownership of a radio or television broadcast station and a daily newspaper in the same market. The 1996 Act does not eliminate or modify this prohibition. In October 1996, however, the FCC initiated a rulemaking proceeding to determine whether it should liberalize its waiver policy with respect to cross-ownership of a daily newspaper and one or more radio stations in the same market.

     Dual Network Rule. The 1996 Act directs the FCC to repeal its rule which formerly prohibited an entity from operating more than one television network. In March 1996, the FCC issued an order implementing this legislative change. Under the modified rule, a network entity is permitted to operate more than one television network, provided, however, that ABC, CBS, NBC, and/or Fox are prohibited from merging with each other or with another network television entity such as WB or UPN.

     The 1996 Act requires the FCC to review its broadcast ownership rules every two years to "determine whether any of such rules are necessary in the public interest as the result of competition," and to repeal or modify any rules that are determined to be no longer in the public interest. In March 1998, the FCC initiated a rulemaking proceeding to review certain of its broadcast ownership rules pursuant to the statutory mandate, including: (i) the rule limiting ownership of television stations nationally to stations reaching 35% of the national television audience; (ii) the rule attributing only 50% of television households in a market to the audience reach of a UHF television station for purposes of the 35% national audience reach limit; (iii) the rule prohibiting common ownership of a broadcast station and a daily newspaper in the same market; (iv) the rule prohibiting common ownership of a broadcast television station and a cable system in the same market; (v) the local radio multiple ownership rules; and (vi) the dual network rule. Additionally, the FCC stated that its already-pending proceedings to review the television duopoly and "one to a market" rules satisfy the 1996 Act's biennial review requirements.

     Expansion of Sinclair's broadcast operations on both a local and national level will continue to be subject to the FCC's ownership rules and any changes the FCC or Congress may adopt. Concomitantly, any further relaxation of the FCC's ownership rules may increase the level of competition in one or more of the markets in which Sinclair's stations are located, more specifically to the extent that any of Sinclair's competitors may have greater resources and thereby be in a superior position to take advantage of such changes.


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

Must-Carry/Retransmission Consent

     Pursuant to the Cable Act of 1992, television broadcasters are required to make triennial elections to exercise either certain "must-carry" or "retransmission consent" rights in connection with their carriage by cable systems in each broadcaster's local market. By electing the must-carry rights, a broadcaster demands carriage on a specified channel on cable systems within its Area of Dominant Influence, in general as defined by the Arbitron 1991-92 Television Market Guide. These must-carry rights are not absolute, and their exercise is dependent on variables such as (i) the number of activated channels on a cable system; (ii) the location and size of a cable system; and (iii) the amount of programming on a broadcast station that duplicates the programming of another broadcast station carried by the cable system. Therefore, under certain circumstances, a cable system may decline to carry a given station. Alternatively, if a broadcaster chooses to exercise retransmission consent rights, it can prohibit cable systems from carrying its signal or grant the appropriate cable system the authority to retransmit the broadcast signal for a fee or other consideration. In October 1996, Sinclair elected must-carry or retransmission consent with respect to each of its markets based on its evaluation of the respective markets and the position of Sinclair's owned or programmed station(s) within the market. Sinclair's stations continue to be carried on all pertinent cable systems, and Sinclair does not believe that its elections have resulted in the shifting of its stations to less desirable cable channel locations. Certain of Sinclair's stations affiliated with Fox are required to elect retransmission consent because Fox's retransmission consent negotiations on behalf of Sinclair resulted in agreements which extend into 1998. Therefore, Sinclair will need to negotiate retransmission consent agreements for these Fox-affiliated stations to attain carriage on the relevant cable systems for the balance of this triennial period (i.e., through December 31, 1999). For subsequent elections beginning with the election to be made by October 1, 1999, the must-carry market will be the station's DMA, in general as defined by the Nielsen DMA Market and Demographic Rank Report of the prior year.

Syndicated Exclusivity/Territorial Exclusivity

     The FCC has imposed syndicated exclusivity rules and expanded existing network nonduplication rules. The syndicated exclusivity rules allow local broadcast television stations to demand that cable operators black out syndicated non-network programming carried on "distant signals" (i.e., signals of broadcast stations, including so-called "superstations," which serve areas substantially removed from the cable system's local community). The network non-duplication rules allow local broadcast network television affiliates to require that cable operators black out duplicative network programming carried on distant signals. However, in a number of markets in which Sinclair owns or programs stations affiliated with a network, a station that is affiliated with the same network in a nearby market is carried on cable systems in Sinclair's market. This is not in violation of the FCC's network nonduplication rules. However, the carriage of two network stations on the same cable system could result in a decline of viewership adversely affecting the revenues of Sinclair owned or programmed station.

Restrictions on Broadcast Advertising

     Advertising of cigarettes and certain other tobacco products on broadcast stations has been banned for many years. Various states restrict the advertising of alcoholic beverages. Congressional committees have examined legislation proposals which would eliminate or severely restrict the advertising of beer and wine. Although no prediction can be made as to whether any or all of such proposals will be enacted into law, the elimination of all beer and wine advertising would have an adverse effect upon the revenues of Sinclair's stations, as well as the revenues of other stations which carry beer and wine advertising.

     The FCC has imposed commercial time limitations in children's television programming pursuant to legislation. In television programs designed for viewing by children of 12 years of age and under, commercial matter is limited to 12 minutes per hour on weekdays and 10.5 minutes per hour on weekends. In granting renewal of the license for WBFF-TV, the FCC imposed a fine of $10,000 on Sinclair alleging that the station had exceeded these limitations. Sinclair has appealed this fine and the appeal is pending. In addition, the FCC imposed a fine of $10,000 on WCGV-TV alleging that the station had exceeded these limitations. Sinclair is considering an appeal in this matter. In granting renewal of the license for WTTV-TV and WTTK-TV, stations that Sinclair programs pursuant to an LMA, the FCC imposed a fine of $15,000 on WTTV-TV and WTTK-TV's licensee alleging that the stations had exceeded these


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

limitations. In granting renewal of the license for WTTE-TV, the FCC imposed a fine of $10,000 on Sinclair alleging that the station had exceeded these limitations. Sinclair has appealed this fine and the appeal is pending. In granting renewal of the license for WCGV-TV, the FCC imposed a fine of $10,000 on Sinclair alleging that the station had exceeded these limitations. The Company has not yet determined whether it will appeal this fine.

     The Communications Act and FCC rules also impose regulations regarding the broadcasting of advertisements by legally qualified candidates for elective office. Among other things, (i) stations must provide "reasonable access" for the purchase of time by legally qualified candidates for federal office; (ii) stations must provide "equal opportunities" for the purchase of equivalent amounts of comparable broadcast time by opposing candidates for the same elective office; and (iii) during the 45 days preceding a primary or primary run-off election and during the 60 days preceding a general or special election, legally qualified candidates for elective office may be charged no more than the station's "lowest unit charge" for the same class of advertisement, length of advertisement, and daypart. Recently, both the President of the United States and the Chairman of the FCC have called for rules that would require broadcast stations to provide free airtime to political candidates. Sinclair cannot predict the effect of such a requirement on its advertising revenues.

Programming and Operation

     General. The Communications Act requires broadcasters to serve the "public interest." The FCC has relaxed or eliminated many of the more formalized procedures it had developed in the past to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. FCC licensees continue to be required, however, to present programming that is responsive to their communities' issues, and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station's programming may be considered by the FCC when it evaluates renewal applications of a licensee, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must pay regulatory and application fees, and follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identification, the advertisement of contests and lotteries, obscene and indecent broadcasts, and technical operations, including limits on radio frequency radiation. In addition, licensees must develop and implement affirmative action programs designed to promote equal employment opportunities (although a federal appeals court has recently declared this requirement unconstitutional), and must submit reports to the FCC with respect to these matters on an annual basis and in connection with a renewal application. Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of a renewal for a "short" (i.e., less than the full) license term, or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

     Children's Television Programming. Pursuant to rules adopted in 1996, television stations are required to broadcast a minimum of three hours per week of "core" children's educational programming, which the FCC defines as programming that (i) has serving the educational and informational needs of children 16 years of age and under as a significant purpose; (ii) is regularly scheduled, weekly and at least 30 minutes in duration; and (iii) is aired between the hours of 7:00 a.m. and 10:00 p.m. Furthermore, "core" children's educational programs, in order to qualify as such, are required to be identified as educational and informational programs over the air at the time they are broadcast, and are required to be identified in the children's programming reports required to be placed in stations' public inspection files. Additionally, television stations are required to identify and provide information concerning "core" children's programming to publishers of program guides and listings.

     Television Violence. The 1996 Act contains a number of provisions relating to television violence. First, pursuant to the 1996 Act, the television industry has developed a ratings system which the FCC has approved. Furthermore, also pursuant to the 1996 Act the FCC has adopted rules requiring certain television sets to include the so-called "V-chip," a computer chip that allows blocking of rated programming. Under these rules, half of television receiver models with picture screens 13 inches or greater will be required to have the "V-chip" by July 1, 1999, and all such models will be required to have the "V-chip" by January 1, 2000. In addition, the 1996 Act requires that all television license renewal applications filed


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

after May 1, 1995 contain summaries of written comments and suggestions received by the station from the public regarding violent programming.

     Closed Captioning. Pursuant to the 1996 Act, the FCC has adopted rules requiring closed captioning of all broadcast television programming, except where captioning would be "economically burdensome." The rules require generally that (i) 95% of all new programming first published or exhibited on or after January 1, 1998 must be closed captioned within eight years, and (ii) 75% of "old" programming which first aired prior to January 1, 1998 must be closed captioned within 10 years, subject to certain exemptions.

Digital Television

     The FCC has taken a number of steps to implement digital television ("DTV") broadcasting service in the United States. In December 1996, the FCC adopted a DTV broadcast standard and, in April 1997, adopted decisions in several pending rulemaking proceedings that establish service rules and a plan for implementing DTV. The modified rules and table of allotments are also the subject of various pending appeals. The FCC adopted a DTV table of allotments that provides all authorized television stations with a second channel on which to broadcast a DTV signal. In February 1998, the FCC made slight revisions to the DTV rules and table of allotments in acting upon a number of appeals in the DTV proceeding. The FCC has attempted to provide DTV coverage areas that are comparable to stations' existing service areas. The FCC has ruled that television broadcast licensees may use their digital channels for a wide variety of services such as high-definition television, multiple standard definition television programming, audio, data, and other types of communications, subject to the requirement that each broadcaster provide at least one free video channel equal in quality to the current technical standard.

     DTV channels will generally be located in the range of channels from channel 2 through channel 51. The FCC is requiring that affiliates of ABC, CBS, Fox and NBC in the top 10 television markets begin digital broadcasting by May 1, 1999 (many stations affiliated with these networks in the top 10 markets have voluntarily committed to begin digital broadcasting by November 1998), and that affiliates of these networks in markets 11 through 30 begin digital broadcasting by November 1999. The FCC's plan calls for the DTV transition period to end in the year 2006, at which time the FCC expects that television broadcasters will cease non-digital broadcasting and return one of their two channels to the government, allowing that spectrum to be recovered for other uses. Under the Balanced Budget Act, however, the FCC is authorized to extend the December 31, 2006 deadline for reclamation of a television station's non-digital channel if, in any given case: (i) one or more television stations affiliated with ABC, CBS, NBC or Fox in a market is not broadcasting digitally, and the FCC determines that such stations have "exercised due diligence" in attempting to convert to digital broadcasting; or (ii) less than 85% of the television households in the station's market subscribe to a multichannel video service (cable, wireless cable or DBS) that carries at least one digital channel from each of the local stations in that market, and less than 85% of the television households in the market can receive digital signals off the air using either a set-top converter box for an analog television set or a new DTV television set. The Balanced Budget Act also directs the FCC to auction the non-digital channels by September 30, 2002 even though they are not to be reclaimed by the government until at least December 31, 2006. The Balanced Budget Act also permits broadcasters to bid on the non-digital channels in cities with populations greater than 400,000, provided the channels are used for DTV. Thus, it is possible a broadcaster could own two channels in a market. The FCC has concluded a separate proceeding in which it reallocated television channels 60 through 69 to other services while protecting existing television stations on those channels from interference during the DTV transition period. Additionally, the FCC will open a separate proceeding to consider to what extent the cable must-carry requirements will apply to DTV signals.

     Implementation of digital television will improve the technical quality of television signals received by viewers. Under certain circumstances, however, conversion to digital operation may reduce a station's geographic coverage area or result in some increased interference. The FCC's DTV allotment plan allows present UHF stations that move to DTV channels considerably less signal power than present VHF stations that move to UHF DTV channels. Additionally, the DTV transmission standard adopted by the FCC may not allow certain stations to provide a DTV signal of adequate strength to be reliably received by certain viewers using inside television set antennas. Implementation of digital television will also impose substantial additional costs on television stations because of the need to replace equipment


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

and because some stations will need to operate at higher utility costs and there can be no assurance that Sinclair's television stations will be able to increase revenue to offset such costs. The FCC is also considering imposing new public interest requirements on television licensees in exchange for their receipt of DTV channels. Sinclair is currently considering plans to provide HDTV, to provide multiple channels of television, including the provision of additional broadcast programming and transmitted data on a subscription basis, and to continue its current TV program channels on its allocated DTV channels. The 1996 Act allows the FCC to charge a spectrum fee to broadcasters who use the digital spectrum to offer subscription-based services. The FCC has opened a rulemaking to consider the spectrum fees to be charged to broadcasters for such use. In addition, Congress has held hearings on broadcasters' plans for the use of their digital spectrum. Sinclair cannot predict what future actions the FCC or Congress might take with respect to DTV, nor can it predict the effect of the FCC's present DTV implementation plan or such future actions on Sinclair's business.

Proposed Changes

     The Congress and the FCC have under consideration, and in the future may consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of Sinclair's broadcast stations, result in the loss of audience share and advertising revenues for Sinclair's broadcast stations, and affect the ability of Sinclair to acquire additional broadcast stations or finance such acquisitions. In addition to the changes and proposed changes noted above, such matters may include, for example, the license renewal process, spectrum use fees, political advertising rates, potential restrictions on the advertising of certain products (beer, wine and hard liquor, for example), and the rules and policies to be applied in enforcing the FCC's equal employment opportunity regulations. Other matters that could affect Sinclair's broadcast properties include technological innovations and developments generally affecting competition in the mass communications industry, such as direct radio and television broadcast satellite service, the continued establishment of wireless cable systems and low power television stations, digital television and radio technologies, and the advent of telephone company participation in the provision of video programming service.

Other Considerations

     The foregoing summary does not purport to be a complete discussion of all provisions of the Communications Act or other congressional acts or of the regulations and policies of the FCC. For further information, reference should be made to the Communications Act, other congressional acts, and regulations and public notices promulgated from time to time by the FCC. There are additional regulations and policies of the FCC and other federal agencies that govern political broadcasts, public affairs programming, equal employment opportunity, and other matters affecting Sinclair's business and operations.

ENVIRONMENTAL REGULATION

     Prior to Sinclair's ownership or operation of its facilities, substances or waste that are or might be considered hazardous under applicable environmental laws may have been generated, used, stored or disposed of at certain of those facilities. In addition, environmental conditions relating to the soil and groundwater at or under Sinclair's facilities may be affected by the proximity of nearby properties that have generated, used, stored or disposed of hazardous substances. As a result, it is possible that Sinclair could become subject to environmental liabilities in the future in connection with these facilities under applicable environmental laws and regulations. Although Sinclair believes that it is in substantial compliance with such environmental requirements, and has not in the past been required to incur significant costs in connection therewith, there can be no assurance that Sinclair's costs to comply with such requirements will not increase in the future. Sinclair presently believes that none of its properties have any condition that is likely to have a material adverse effect on Sinclair's financial condition or results of operations.

COMPETITION

     Sinclair's television and radio stations compete for audience share and advertising revenue with other television and radio stations in their respective DMAs or MSA's, as well as with other advertising media, such as newspapers, magazines, outdoor advertising, transit advertising, yellow page directories,


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direct mail and local cable and wireless cable  systems.  Some  competitors  are part of larger organizations with substantially greater financial, technical and other resources than Sinclair.

     Television Competition. Competition in the television broadcasting industry occurs primarily in individual DMAs. Generally, a television broadcasting station in one DMA does not compete with stations in other DMAs. Sinclair's television stations are located in highly competitive DMAs. In addition, certain of Sinclair's DMAs are overlapped by both over-the-air and cable carriage of stations in adjacent DMAs, which tends to spread viewership and advertising expenditures over a larger number of television stations.

     Broadcast television stations compete for advertising revenues primarily with other broadcast television stations, radio stations and cable system operators serving the same market. ABC, CBS and NBC programming generally achieves higher household audience levels than Fox, WB and UPN programming and syndicated programming aired by independent stations. This can be attributed to a combination of factors, including the efforts of ABC, CBS and NBC to reach a broader audience, generally better signal carriage available when broadcasting over VHF channels 2 through 13 versus broadcasting over UHF channels 14 through 69 and the higher number of hours of ABC, CBS and NBC programming being broadcast weekly. However, greater amounts of advertising time are available for sale during Fox, UPN and WB programming and non-network syndicated programming, and as a result Sinclair believes that Sinclair's programming typically achieves a share of television market advertising revenues greater than its share of a market's audience.

     Television stations compete for audience share primarily on the basis of program popularity, which has a direct effect on advertising rates. A large amount of Sinclair's prime time programming is supplied by Fox and WB, and to a lesser extent UPN, ABC, CBS and NBC. In those periods, Sinclair's affiliated stations are totally dependent upon the performance of the networks' programs in attracting viewers. Non-network time periods are programmed by the station primarily with syndicated programs purchased for cash, cash and barter, or barter-only, and also through self-produced news, public affairs and other entertainment programming.

     Television advertising rates are based upon factors which include the size of the DMA in which the station operates, a program's popularity among the viewers that an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic makeup of the DMA served by the station, the availability of alternative advertising media in the DMA (including radio and cable), the aggressiveness and knowledge of sales forces in the DMA and development of projects, features and programs that tie advertiser messages to programming. Sinclair believes that its sales and programming strategies allow it to compete effectively for advertising within its DMAs.

     Other factors that are material to a television station's competitive position include signal coverage, local program acceptance, network affiliation, audience characteristics and assigned broadcast frequency. Historically, Sinclair's UHF broadcast stations have suffered a competitive disadvantage in comparison to stations with VHF broadcast frequencies. This historic disadvantage has gradually declined through (i) carriage on cable systems, (ii) improvement in television receivers, (iii) improvement in television transmitters, (iv) wider use of all channel antennae, (v) increased availability of programming, and (vi) the development of new networks such as Fox, WB and UPN.

     The broadcasting industry is continuously faced with technical changes and innovations, the popularity of competing entertainment and communications media, changes in labor conditions, and governmental restrictions or actions of federal regulatory bodies, including the FCC, any of which could possibly have a material effect on a television station's operations and profits. There are sources of video service other than conventional television stations, the most common being cable television, which can increase competition for a broadcast television station by bringing into its market distant broadcasting signals not otherwise available to the station's audience, serving as a distribution system for national satellite-delivered programming and other non-broadcast programming originated on a cable system and selling advertising time to local advertisers. Other principal sources of competition include home video exhibition, direct-to-home broadcast satellite television ("DBS") entertainment services and multichannel multipoint distribution services ("MMDS"). Moreover, technology advances and regulatory changes affecting programming delivery through fiber optic telephone lines and video compression could lower entry barriers for new video channels and encourage the development of increasingly specialized "niche" programming. The 1996 Act permits tele-


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phone companies to provide video distribution  services via radio communication, on a common carrier basis, as "cable systems" or as "open video systems," each pursuant to different regulatory schemes. Sinclair is unable to predict the effect that technological and regulatory changes will have on the broadcast television industry and on the future profitability and value of a particular broadcast television station.

     The FCC authorizes DBS services throughout the United States. Currently, two FCC permitees, DirecTV and United States Satellite Broadcasting, provide subscription DBS services via high-power communications satellites and small dish receivers, and other companies provide direct-to-home video service using lower powered satellites and larger receivers. Additional companies are expected to commence direct-to-home operations in the near future. DBS and MMDS, as well as other new technologies, will further increase competition in the delivery of video programming.

     Sinclair cannot predict what other video technologies might be considered or implemented in the future, nor can it judge in advance what impact, if any, the implementation of any of these proposals or changes might have on its business.

     Sinclair believes that television broadcasting may be enhanced significantly by the development and increased availability of DTV technology. This technology has the potential to permit Sinclair to provide viewers multiple channels of digital television over each of its existing standard channels, to provide certain programming in a high definition television format and to deliver various forms of data, including data on the Internet, to home and business computers. These additional capabilities may provide Sinclair with additional sources of revenue. Sinclair is currently considering plans to provide HDTV, to provide multiple channels of television including the provision of additional broadcast programming and transmitted data on a subscription basis, and to continue its current TV program channels on its allocated DTV channels. Sinclair has obtained FCC authority to conduct experimental DTV multicasting operations in Baltimore, Maryland. The 1996 Act allows the FCC to charge a spectrum fee to broadcasters who use the digital spectrum to offer subscription-based services. The FCC has opened a rulemaking to consider the spectrum fees to be charged to broadcasters for such use. In addition, Congress has held hearings on broadcasters' plans for the use of their digital spectrum. Sinclair cannot predict what future actions the FCC or Congress might take with respect to DTV, nor can it predict the effect of the FCC's present DTV implementation plan or such future actions on Sinclair's business. DTV technology is not currently available to the viewing public and a successful transition from the current analog television format to a digital format may take many years. There can be no assurance that Sinclair's efforts to take advantage of the new technology will be commercially successful.

     Sinclair also competes for programming, which involves negotiating with national program distributors or syndicators that sell first-run and rerun packages of programming. Sinclair's stations compete for exclusive access to those programs against in-market broadcast station competitors for syndicated products. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations. Public broadcasting stations generally compete with commercial broadcasters for viewers but not for advertising dollars.

     Historically, the cost of programming has increased because of an increase in the number of new independent stations and a shortage of quality programming. However, Sinclair believes that over the past five years program prices generally have stabilized.

     Sinclair believes it competes  favorably against other television  stations because of its management skill and experience, the ability of Sinclair historically to generate revenue share greater than its audience share, its network affiliations and its local program acceptance. In addition, Sinclair believes that it benefits from the operation of multiple broadcast properties, affording it certain nonquantifiable economies of scale and competitive advantages in the purchase of programming.

     Radio Competition. Radio broadcasting is a highly competitive business, and each of the radio stations operated by Sinclair competes for audience share and advertising revenue directly with other radio stations in its geographic market, as well as with other media, including television, cable television, newspapers, magazines, direct mail and billboard advertising. The audience ratings and advertising revenue of each of such stations are subject to change, and any adverse change in a particular market could have a material adverse effect on the revenue of such radio stations located in that market. There can be no assurance that any one of Sinclair's radio stations will be able to maintain or increase its current audience ratings and radio advertising revenue market share.

     Sinclair attempts to improve each radio station's competitive position with promotional campaigns designed to enhance and reinforce its identity with the listening public. Extensive market research is conducted in order to identify specific demographic groups and design a programming format for those groups. Sinclair seeks to build a strong listener base composed of specific demographic groups in each market, and thereby attract advertisers seeking to reach these listeners. Aside from building its stations' identities and targeting its programming to specific demographic groups, management believes that Sinclair also obtains a competitive advantage by operating duopolies or multiple stations in the nation's larger mid-size markets.

     The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems and by digital audio broadcasting ("DAB"). DAB may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences. The FCC has issued licenses for two satellite DAB systems. Historically, the radio broadcasting industry has grown in terms of total revenues despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact disks. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcast industry.

EMPLOYEES

     As of March 31, 1998, Sinclair had approximately 2,657 employees. With the exception of certain of the employees of KOVR-TV, KDNL-TV, WBEN-AM, WWL-AM and WLMG-FM, none of the employees is represented by labor unions under any collective bargaining agreement. No significant labor problems have been experienced by Sinclair, and Sinclair considers its overall labor relations to be good.

LEGAL PROCEEDINGS

     On July 14, 1997, Sinclair publicly announced that it had reached an agreement for certain of its owned and/or programmed television stations which were affiliated with UPN to become affiliated with WB beginning January 16, 1998. On August 1, 1997, UPN informed Sinclair that it did not believe Sinclair or its affiliates had provided proper notice of their intention not to extend the UPN affiliation agreements beyond January 15, 1998, and, accordingly, that these agreements had been automatically renewed through January 15, 2001.

     In August 1997, UPN filed an action (the "California Action") in Los Angeles Superior Court against Sinclair, seeking declaratory relief and specific performance or, in the alternative, unspecified damages and alleging that neither Sinclair nor its affiliates provided proper notice of their intention not to extend the current UPN affiliations beyond January 15, 1998. Certain subsidiaries of Sinclair filed an action (the "Baltimore Action") in the Circuit Court for Baltimore City seeking declaratory relief that their notice was effective to terminate the affiliations on January 15, 1998. On December 9, 1997, the court in the Baltimore Action ruled that Sinclair gave timely and proper notice to effectively terminate the affiliations as of January 15, 1998 and granted Sinclair's motion for summary judgment. Based on the decision in the Baltimore Action, the court in the Los Angeles Superior Court has stayed all proceedings in the California Action. Following an appeal by UPN, the court of Special Appeals of Maryland upheld the ruling in the Baltimore Action and UPN is seeking further appellate review by the Maryland Court of Appeals. See "Risk Factors -- Certain Network Affiliation Agreements". Although Sinclair believes that proper notice of intention not to extend was provided to UPN, there can be no assurance that Sinclair and its subsidiaries will prevail in these proceedings or that the outcome of these proceedings, if adverse to Sinclair and its subsidiaries, will not have a material adverse effect on Sinclair.

     Sinclair currently and from time to time is involved in litigation incidental to the conduct of its business. Except as described above, Sinclair is not a party to any lawsuit or proceeding that in the opinion of Sinclair will have a material adverse effect.

                            MANAGEMENT OF SINCLAIR

     Set forth below is certain information relating to Sinclair's executive officers, directors, certain key employees and persons expected to become executive officers, directors or key employees.



              NAME                 AGE                          TITLE
              ----                 ---                          -----
David D. Smith ................    47     President, Chief Executive Officer, Director and
                                          Chairman of the Board
Frederick G. Smith ............    48     Vice President and Director
J. Duncan Smith ...............    43     Vice President, Secretary and Director
Robert E. Smith ...............    34     Vice President, Treasurer and Director
David B. Amy ..................    45     Chief Financial Officer
Barry Drake ...................    46     Chief Operating Officer, SCI Radio
Robert Gluck ..................    39     Regional Director, SCI
Michael Granados ..............    43     Regional Director, SCI
Steven M. Marks ...............    41     Regional Director, SCI
Stuart Powell .................    56     Regional Director, SCI
John T. Quigley ...............    54     Regional Director, SCI
Frank Quitoni .................    53     Regional Director, SCI
Frank W. Bell .................    42     Vice President, Programming, SCI Radio
M. William Butler .............    45     Vice President/Group Program Director, SCI
Lynn A. Deppen ................    40     Vice President, Engineering, SCI Radio
Michael Draman ................    48     Vice President/TV Sales and Marketing, SCI
Stephen A. Eisenberg ..........    55     Vice President/Director of National Sales, SCI
Nat Ostroff ...................    57     Vice President/New Technology
Delbert R. Parks, III .........    45     Vice President/Operations and Engineering, SCI
Robert E. Quicksilver .........    43     Vice President/General Counsel, SCI
Thomas E. Severson ............    34     Corporate Controller

              NAME                AGE                           TITLE
-------------------------------   -----   ------------------------------------------------
Michael E. Sileck .............    37     Vice President/Finance, SCI
Robin A. Smith ................    41     Chief Financial Officer, SCI Radio
Patrick J. Talamantes .........    33     Director of Corporate Finance, Treasurer of SCI
Lawrence E. McCanna ...........    54     Director
Basil A. Thomas ...............    82     Director


     In addition to the foregoing, the following persons have agreed to serve as executive officers and/or directors of Sinclair as soon as permissible under the rules of the FCC and applicable laws. See "Risk Factors -- Dependence Upon Key Personnel; Employment Agreements with Key Personnel."

         NAME             AGE                        TITLE
----------------------   -----   --------------------------------------------
Barry Baker ..........    45     Executive Vice President of Sinclair, Chief
                                 Executive Officer of SCI and Director
Kerby Confer .........    56     Chief Executive Officer, SCI Radio

     In connection with the River City Acquisition, Sinclair agreed to increase the size of the Board of Directors from seven members to eight to accommodate the prospective appointment of Barry Baker. Mr. Baker and Mr. Confer currently serve as consultants to Sinclair.

     Members of the Board of Directors are elected for one-year terms and until their successors are duly elected and qualified. Executive officers are appointed by the Board of Directors annually to serve for one-year terms and until their successors are duly appointed and qualified.

     David D. Smith has served as President, Chief Executive Officer and Chairman of the Board since September 1990. Prior to that, he served as General Manager of WPTT, Pittsburgh, Pennsylvania, from 1984, and assumed the financial and engineering responsibility for Sinclair, including the construction of WTTE, Columbus, Ohio, in 1984. In 1980, Mr. Smith founded Comark Television, Inc., which applied for and was granted the permit for WPXT-TV in Portland, Maine and which purchased WDSI-TV in Chattanooga, Tennessee. WPXT-TV was sold one year after construction and WDSI-TV was sold two years after its acquisition. From 1978 to 1986, Mr. Smith co-founded and served as an officer and director of Comark Communications, Inc., a company engaged in the manufacture of high power transmitters for UHF television stations. His television career began with WBFF in Baltimore, where he helped in the construction of the station and was in charge of technical maintenance until 1978. David D. Smith, Frederick G. Smith,
J. Duncan Smith and Robert E. Smith are brothers.

     Frederick G. Smith has served as Vice President of Sinclair since 1990 and as a Director since 1986. Prior to joining Sinclair in 1990, Mr. Smith was an oral and maxillofacial surgeon engaged in private practice and was employed by Frederick G. Smith, M.S., D.D.S., P.A., a professional corporation of which Mr. Smith was the sole officer, director and stockholder.

     J. Duncan Smith has served as Vice President, Secretary and a Director of Sinclair since 1988. Prior to that, he worked for Comark Communications, Inc. installing UHF transmitters. In addition, he also worked extensively on the construction of WPTT in Pittsburgh, WTTE in Columbus, WIIB in Bloomington and WTTA in St. Petersburg, as well as on the renovation of the new studio, offices and news facility for WBFF in Baltimore.

     Robert E. Smith has served as Vice President, Treasurer and a Director of Sinclair since 1988. Prior to that, he served as Program Director at WBFF from 1986 to 1988. Prior to that, he assisted in the construction of WTTE and also worked for Comark Communications, Inc. installing UHF transmitters.

     David B. Amy has served as Chief Financial Officer ("CFO") since October of 1994. In addition, he serves as Secretary of Sinclair Communications, Inc., Sinclair subsidiary which owns and operates the broadcasting operations. Prior to his appointment as CFO, Mr. Amy served as the Corporate Controller of Sinclair beginning in 1986 and has been Sinclair's Chief Accounting Officer since that time. Mr. Amy has over thirteen years of broadcast experience, having joined Sinclair as a business manager for WCWB in Pittsburgh. Mr. Amy received an MBA degree from the University of Pittsburgh in 1981.

     Barry Drake has served as Chief Operating Officer of SCI Radio since completion of the River City Acquisition. Prior to that time, he was Chief Operating Officer -- Keymarket Radio Division of River City since July 1995. Prior to that time, he was President and Chief Operating Officer of Keymarket since 1988. From 1985 through 1988, Mr. Drake performed the duties of the President of each of the Keymarket broadcasting entities, with responsibility for three stations located in Houston, St. Louis and Detroit.

     Robert Gluck has served as Regional Director of Sinclair since August 1997. As Regional Director, Mr. Gluck is responsible for the Milwaukee and Raleigh/Durham markets. Prior to joining Sinclair, Mr. Gluck served as General Manager at WTIC-TV in the Hartford-New Haven market. Prior to joining WTIC-TV in 1988, Mr. Gluck served as National Sales Manager and Local Sales Manager of WLVI-TV in Boston. Before joining WLVI-TV, Mr. Gluck served in various sales and management capacities with New York national sales representative firms.

     Michael Granados has served as a Regional Director of Sinclair since July 1996. As a Regional Director, Mr. Granados is responsible for the San Antonio, Des Moines, Peoria and Las Vegas markets. Prior to July 1996, Mr. Granados has served in various positions with Sinclair and, before the River City Acquisition, with River City. He served as the General Sales Manager of KABB from 1989 to 1993, the Station Manager and Director of Sales of WTTV from 1993 to 1994 and the General Manager of WTTV prior to his appointment as Regional Director in 1996.

     Steven M. Marks has served as Regional Director for Sinclair since October 1994. As Regional Director, Mr. Marks is responsible for the Baltimore, Norfolk, Flint and Birmingham markets. Prior to his appointment as Regional Director, Mr. Marks served as General Manager for WBFF since July 1991. From 1986 until joining WBFF in 1991, Mr. Marks served as General Sales Manager at WTTE. Prior to that time, he was national sales manager for WFLX-TV in West Palm Beach, Florida.

     Stuart Powell has served as a Regional Director since December 15, 1997. As a Regional Director, Mr. Powell is responsible for the Pittsburgh, Kansas City and Lexington markets. Prior to joining Sinclair, Mr. Powell served as Vice President and General Manager at WXIX-TV in the Cincinnati market. Prior to joining WXIX-TV in 1992, Mr. Powell served as General Manager of WFLD in Chicago. Before joining WFLD, Mr. Powell served in various sales and management capacities with Scripps Howard in Phoenix and Kansas City.

     John T. Quigley has served as a Regional Director of Sinclair since June 1996. As Regional Director, Mr. Quigley is responsible for the Columbus, Cincinnati, and Oklahoma City markets. Prior to that time, Mr. Quigley served as general manager of WTTE since July 1985. Prior to joining WTTE, Mr. Quigley served in broadcast management positions at WCPO-TV in Cincinnati, Ohio and WPTV-TV in West Palm Beach, Florida.

     Frank Quitoni has served as a Regional Director since completion of the River City Acquisition. As Regional Director, Mr. Quitoni is responsible for the St. Louis, Sacramento, Indianapolis and Asheville/ Greenville/Spartanburg markets. Prior to joining Sinclair, he was Vice President of Operations for River City since 1995. Mr. Quitoni had served as the Director of Operations and Engineering for River City since 1994. Prior thereto Mr. Quitoni served as a consultant to CBS beginning in 1989. Mr. Quitoni was the Director of Olympic Operations for CBS Sports for the 1992 Winter Olympic Games and consulted with CBS for the 1994 Winter Olympic Games. Mr. Quitoni was awarded the Technical Achievement Emmy for the 1992 and 1994 CBS Olympic broadcasts.

     Frank W. Bell has served as Vice President/Radio Programming of SCI Radio since Sinclair's acquisition of the assets of River City in 1996. Prior to that time, he served in the same capacity in the Keymarket Radio Division of River City Broadcasting since 1995, and for Keymarket Communications since 1987. From 1981 through 1987, Mr. Bell owned and operated several radio stations in Pennsylvania and Kansas. Before that, he served two years as a Regional Manager for the National Association of Broadcasters.

     M. William Butler has served as Vice President/Group Program Director, SCI since 1997. From 1995 to 1997, Mr. Butler served as Director of Programming at KCAL, the Walt Disney Company station in Los Angeles, California. From 1991 to 1995, he was Director of Marketing and Programming at WTXF in Philadelphia, Pennsylvania and prior to that he held the same position at WLVI in Boston, Massachusetts. Mr. Butler attended the Graduate Business School of the University of Cincinnati from 1975 to 1976.

     Lynn A. Deppen has served as Director of Engineering/Radio Division of SCI Radio since Sinclair's acquisition of the assets of River City in 1996. Prior to that time, he served in the same position for the Keymarket Radio Division of River City Broadcasting since 1995, and for Keymarket Communications since 1985. Mr. Deppen has owned and operated his own technical consulting firm as well as radio stations in Pennsylvania, New York and Ohio.

     Michael Draman has served as Vice President/TV Sales and Marketing, SCI since 1997. From 1995 until joining Sinclair, Mr. Draman served as Vice President of Revenue Development for New World Television. From 1983 to 1995, he was Director of Sales and Marketing for WSVN in Miami, Florida. Mr. Draman attended The American University and The Harvard Business School and served with the U.S. Marine Corps in Vietnam.

     Stephen A. Eisenberg has served as Director of National Sales, SCI since November 1996. Prior to joining Sinclair, he worked since 1975 in various capacities at Petry Television, including most recently as Vice President/Director of Sales with total national sales responsibility for KTTV in Los Angeles, California, KCPQ-TV in Seattle, Washington, WTNH-TV in New Haven, Connecticut, WKYC-TV in Cleveland, Ohio, WBIR-TV in Knoxville, Tennessee, WKEF-TV in Dayton, Ohio and WTMJ-TV in Milwaukee, Wisconsin. Mr. Eisenberg received an MS degree in Journalism from Northwestern's Medill School and a BA degree from Brooklyn College.

     Nat Ostroff has served as Vice President for New Technology since joining Sinclair in January of 1996. From 1984 until joining Sinclair, he was the President and CEO of Comark Communication Inc., a leading manufacturer of UHF transmission equipment. While at Comark, Mr. Ostroff was nominated and awarded a Prime Time Emmy Award for outstanding engineering achievement for the development of new UHF transmitter technologies in 1993. In 1968, Mr. Ostroff founded Acrodyne Industries Inc., a manufacturer of TV transmitters and a public company and served as its first President and CEO. Mr. Ostroff holds a BSEE degree from Drexel University and an MEEE degree from New York University. He is a member of several industry organizations, including, AFCCE, IEEE and SBE.

     Delbert R. Parks III has served as Vice President of Operations and Engineering since the completion of the River City Acquisition. Prior to that time, he was Director of Operations and Engineering for WBFF and Sinclair since 1985, and has been with Sinclair for 25 years. He is responsible for planning, organizing and implementing operational and engineering policies and strategies as they relate to television and computer systems. Currently, he is consolidating facilities for Sinclair's television stations and has just completed a digital facility for Sinclair's news and technical operation in Pittsburgh. Mr. Parks was also a Lieutenant Colonel in the Maryland Army National Guard and commanded the 1st Battalion, 175th Infantry (Light).

     Robert E. Quicksilver has served as Vice President/General Counsel, SCI since completion of the River City Acquisition. Prior to that time he served as General Counsel of River City since September 1994. From 1988 to 1994, Mr. Quicksilver was a partner of the law firm of Rosenblum, Goldenhersh, Silverstein and Zafft, P.C. in St. Louis. Mr. Quicksilver holds a B.A. from Dartmouth College and a J.D. from The University of Michigan.

     Thomas E. Severson has served as Corporate Controller since January 1997. Prior to that time, Mr. Severson served as Assistant Controller of Sinclair since 1995. Prior to joining Sinclair, Mr. Severson held positions in the audit departments of KPMG Peat Marwick LLP and Deloitte & Touche LLP from 1991 to 1995. Mr. Severson is a graduate of The University of Baltimore and is a member of the American Institute of Certified Public Accountants and the Maryland Association of Certified Public Accountants.

     Michael E. Sileck has served as Vice President/Finance of SCI since completion of the River City Acquisition. Prior to that time he served as the Director of Finance for River City since 1993. Mr. Sileck joined River City in July 1990 as Director of Finance and Business Affairs for KDNL-TV. Mr. Sileck is an active member of the Broadcast Cable Financial Management Association ("BCFM") and was a Director of BCFM from 1993 to 1996. Mr. Sileck, a Certified Public Accountant, received a B.S. degree in Accounting from Wayne State University and an M.B.A. in Finance from Oklahoma City University.

     Robin A. Smith has served as Chief Financial Officer, SCI Radio since June 1996. From 1993 until joining Sinclair, Ms. Smith served as Vice President and Chief Financial Officer of the Park Lane Group of Menlo Park, California, which owned and operated small market radio stations. From 1982 to 1993, she served as Vice President and Treasurer of Edens Broadcasting, Inc. in Phoenix, Arizona, which owns and operates radio stations in major markets. Ms. Smith is a graduate of the Arizona State University and is a Certified Public Accountant.

     Patrick J. Talamantes has served as Director of Corporate Finance and Treasurer of SCI since completion of the River City Acquisition. Prior to that time, he served as Treasurer for River City since April 1995. From 1991 to 1995, he was a Vice President with Chemical Bank, where he completed financings for clients in the cable, broadcasting, publishing and entertainment industries. Mr. Talamantes holds a B.A. degree from Stanford University and an M.B.A. from the Wharton School at the University of Pennsylvania.

     Lawrence E. McCanna has served as a Director of Sinclair since July 1995. Mr. McCanna has been a partner of the accounting firm of Gross, Mendelsohn & Associates, P.A., since 1972 and has served as its managing partner since 1982. Mr. McCanna has served on various committees of the Maryland Association of Certified Public Accountants and was chairman of the Management of the Accounting Practice Committee. He is also a former member of the Management of an Accounting Practice Committee of the American Institute of Certified Public Accountants. Mr. McCanna is a member of the board of directors of Maryland Special Olympics.

     Basil A. Thomas has served as a Director of Sinclair since November 1993. He is of counsel to the Baltimore law firm of Thomas & Libowitz, P.A. and has been in the private practice of law since 1983. From 1961 to 1968, Judge Thomas served as an Associate Judge on the Municipal Court of Baltimore City and, from 1968 to 1983, he served as an Associate Judge of the Supreme Bench of Baltimore City. Judge Thomas is a trustee of the University of Baltimore and a member of the American Bar Association and the Maryland State Bar Association. Judge Thomas attended the College of William & Mary and received his L.L.B. from the University of Baltimore. Judge Thomas is the father of Steven A. Thomas, a senior attorney and founder of Thomas & Libowitz, counsel to Sinclair.

     Barry Baker has been the Chief Executive Officer of River City since 1989, and is the President of the corporate general partner of River City and Better Communications, Inc. ("BCI"). The principal business of both River City and BCI is television and radio broadcasting. In connection with the River City Acquisition, Sinclair agreed to appoint Mr. Baker Executive Vice President of Sinclair and to elect him as a Director at such time as he is eligible to hold those positions under applicable FCC regulations. He currently serves as a consultant to Sinclair.

     Kerby Confer served as a member of the Board of Representatives and Chief Executive Officer -- Keymarket Radio Division of River City since July 1995. Prior thereto, Mr. Confer served as Chairman of the Board and Chief Executive Officer of Keymarket since its founding in December 1981. Prior to engaging in the acquisition of various radio stations in 1975, Mr. Confer held a number of jobs in the broadcast business, including serving as Managing Partner of a radio station in Annapolis, Maryland from 1969 to 1975. From 1966 to 1969, he hosted a pop music television show on WBAL-TV (Baltimore) and WDCA-TV (Washington, D.C.). Prior thereto, Mr. Confer served as program director or producer/director for radio and television stations owned by Susquehanna Broadcasting and Plough Broadcasting Company, Inc. Mr. Confer currently provides services to Sinclair and is expected to become Chief Executive Officer of SCI Radio at such time as he is eligible to hold this position under applicable FCC regulations.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with David D. Smith, President and Chief Executive Officer of the Company. David Smith's employment agreement has an initial term of three years commencing in June 1995 and is renewable for additional one-year terms, unless either party gives notice of termination not less than 60 days prior to the expiration of the then current term. As of January 1, 1998, Mr. Smith receives a base salary of approximately $1,386,750, subject to annual increases of 7 1/2% on January 1 of each year. Mr. Smith is also entitled to participate in the Company's Executive Bonus Plan based upon the performance of the Company during the year. The employment agreement provides that the Company may terminate Mr. Smith's employment prior to expiration of the agreement's term as a result of (i) a breach by Mr. Smith of any material covenant, promise or agreement contained in the employment agreement; (ii) a dissolution or winding up of the Company; (iii) the disability of Mr. Smith for more than 210 days in any twelve month period (as determined under the employment agreement or (iv) for cause, which includes conviction of certain crimes, breach of a fiduciary duty to the Company or the stockholders, or repeated failure to exercise or undertake his duties as an officer of the Company (each, a "Termination Event").

     In June 1995, the Company entered into an employment agreement with Frederick G. Smith, Vice President of the Company. Frederick Smith's employment agreement has an initial term of three years and is renewable for additional one-year terms, unless either party gives notice of termination not less than 60 days prior to the expiration of the then current term. Under the agreement, Mr. Smith receives a base salary and is also entitled to participate in the Company's Executive Bonus Plan based upon the performance of the Company and Mr. Smith during the year. The employment agreement provides that the Company may terminate Mr. Smith's employment prior to expiration of the agreement's term as a result of a Termination Event.

     In June 1995,  the Company  entered into an  employment  agreement  with J.
Duncan Smith, Vice President and Secretary of the Company. J. Duncan Smith's employment agreement has an initial term of three years and is renewable for additional one-year terms, unless either party gives notice of termination not less than 60 days prior to the expiration of the then current term. Under the agreement, Mr. Smith receives a base salary and is also entitled to participate in the Company's Executive Bonus Plan based upon the performance of the Company and Mr. Smith during the year. The employment agreement provides that the Company may terminate Mr. Smith's employment prior to expiration of the agreement's term as a result of a Termination Event.

     In June 1995, the Company entered into an employment  agreement with Robert
E. Smith, Vice President and Treasurer of the Company. Robert E. Smith's employment agreement has an initial term of three years and is renewable for additional one-year terms, unless either party gives notice of termination not less than 60 days prior to the expiration of the then current term. Under the agreement, Mr. Smith receives a base salary 0 and is also entitled to participate in the Company's Executive Bonus Plan based upon the performance of the Company and Mr. Smith during the year. The employment agreement provides that the Company may terminate Mr. Smith's employment prior to expiration of the agreement's term as a result of a Termination Event.

     The employment contracts for Frederick G. Smith, J. Duncan Smith, and Robert E. Smith, described above will, pursuant to their terms, expire on June 12, 1998. The Company believes that modifications to the terms of the agreements are appropriate in light of the growth of the Company since 1995. The Company expects that each of these individuals will continue to devote his time and attention to the business of the Company and participate in the establishment of goals and policies for the Company. The Company expects to enter into new agreements prior to the expiration of the current agreements.

     In connection with the River City Acquisition, the Company entered into an employment agreement (the "Baker Employment Agreement") with Barry Baker pursuant to which Mr. Baker will become President and Chief Executive Officer of SCI and Executive Vice President of the Company at such time as Mr. Baker is able to hold those positions consistent with applicable FCC regulations. Until such time as Mr. Baker is able to become an officer of the Company, he serves as a consultant to the Company pursuant to a consulting agreement and receives compensation that he would be entitled to as an officer under the Baker Employment Agreement. While Mr. Baker acts as consultant to the Company he will not direct employees of Sinclair in the operation of its television stations and will not perform services relating to any shareholder, bank financing or regulatory compliance matters with respect to the Company. In addition, Mr. Baker will remain the Chief Executive Officer of River City and will devote a substantial amount of his business time and energies to those services. As of January 1, 1998, Mr. Baker receives base compensation of approximately $1,155,625 per year, subject to annual increases of 7 1/2% on January 1 each year. Mr. Baker is also entitled to receive a bonus equal to 2% of the amount by which the Broadcast Cash Flow (as defined in the Baker Employment Agreement) of SCI for a year exceeds the Broadcast Cash Flow for the immediately preceding year. Mr. Baker has received options to acquire 1,382,435 shares of the Class A Common Stock (or 3.33% of the common equity of Sinclair determined on a fully diluted basis as of the date of the River City Acquisition). The option became exercisable with respect to 50% of the shares upon closing of the River City Acquisition, and became exercisable with respect to an additional 25% of the shares on the first anniversary of the closing of the River City Acquisition, and will become exercisable with respect to the remaining 25% on the second anniversary of the closing of the River City Acquisition. The exercise price of the option is approximately $30.11 per share. The term of the Baker Employment Agreement extends until May 31, 2001, and is automatically extended to the third anniversary of any Change of Control (as defined in the Baker Employment Agreement). If the Baker Employment Agreement is terminated as a result of a Series B Trigger Event (as defined below), then Mr. Baker shall be entitled to a termination payment equal to the amount that would have been paid in base salary for the remainder of the term of the agreement plus bonuses that would be paid for such period based on the average bonus paid to Mr. Baker for the previous three years, and all options shall vest immediately upon such termination. In addition, upon such a termination, Mr. Baker shall have the option to purchase from the Company for the fair market value thereof either (i) all broadcast operations of Sinclair in the St. Louis, Missouri DMA or (at the option of Mr. Baker) the Asheville, North Carolina/Greenville/Spartanburg, South Carolina DMA or (ii) all of the Company's radio broadcast operations. Mr. Baker shall also have the right following such a termination to receive quarterly payments (which may be paid either in cash or, at the Company's option, in additional shares of Class A Common Stock) equal to 5.00% of the fair market value (on the date of each payment) of all stock options and common stock issued pursuant to the exercise of such stock options or pursuant to payments of this obligation in shares of Class A Common Stock and held by him at the time of such payment (except that the first such payment shall be 3.75% of such value). The fair market value of unexercised options for such purpose shall be equal to the market price of underlying shares less the exercise price of the options. Following termination of Mr. Baker's employment agreement, the Company shall have the option to purchase the options and shares from Mr. Baker at their market value. A "Series B Trigger Event" means the termination of Barry Baker's employment with the Company prior to the expiration of the initial five-year term of the Baker Employment Agreement (i) by the Company for any reason other than "for cause" (as defined in the Baker Employment Agreement) or (ii) by Barry Baker under certain circumstances, including (a) on 60 days' prior written notice given at any time within 180 days following a Change of Control; (b) if Mr. Baker is not elected (and continued) as a director of Sinclair or SCI, as President and Chief Executive Officer of SCI or as Executive Vice President of Sinclair, or Mr. Baker shall be removed from any such board or office; (c) upon a material breach by Sinclair or SCI of the Baker Employment Agreement which is not cured; (d) if there shall be a material diminution in Mr. Baker's authority or responsibility, or certain of his economic benefits are materially reduced, or Mr. Baker shall be required to work outside Baltimore; or (e) the effective date of his employment as contemplated by clause (b) shall not have occurred by August 31, 1997. Mr. Baker cannot be appointed to such positions with the Company or SCI until certain events occur with respect to WTTV and WTTK or WIIB in Indianapolis and WTTE or WSYX in Columbus. These events have not occurred as of the date of this Information Statement/Prospectus and, accordingly, Mr. Baker is able to terminate the Baker Employment Agreement at any time.

                  EXECUTIVE COMPENSATION OF SINCLAIR OFFICERS

     The following table sets forth certain information regarding the annual and long-term compensation by Sinclair for services rendered in all capacities during the year ended December 31, 1997 by the Chief Executive Officer and the four other executive officers of Sinclair as to whom the total annual salary and bonus exceeded $100,000 in 1997:

SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                 ANNUAL COMPENSATION              COMPENSATION
                 NAME AND                                                    SECURITIES UNDERLYING      ALL OTHER
            PRINCIPAL POSITION              YEAR      SALARY     BONUS (a)    OPTIONS GRANTED (#)    COMPENSATION (b)
            ------------------              ----      ------     ---------    -------------------    ----------------
David D. Smith
 President and Chief Executive Officer ... 1997    $1,354,490    $ 98,224                --              $ 6,306
                                           1996       767,308     317,913                --                6,748
                                           1995       450,000     343,213                --                4,592
Frederick G. Smith
 Vice President .......................... 1997       273,000          --                --                5,912
                                           1996       260,000     233,054                --                6,704
                                           1995       260,000     258,354                --               20,361
J. Duncan Smith
 Secretary ............................... 1997       283,500          --                --               15,569
                                           1996       270,000     243,485                --               18,494
                                           1995       270,000     268,354                --               21,467
Robert E. Smith
 Secretary ............................... 1997       259,615          --                --                5,539
                                           1996       250,000     233,054                --                6,300
                                           1995       250,000     258,354                --                4,592
David B. Amy
 Chief Financial Officer ................. 1997       189,000      50,000            25,000               10,140
                                           1996       173,582      31,000                --                7,766
                                           1995       132,310      20,000             7,500                7,868

----------
(a) The bonuses reported in this column represent amounts awarded and paid during the fiscal years noted but relate to the fiscal year immediately prior to the year noted.

(b) All other compensation consists of income deemed received for personal use of Company-leased automobiles, the Company's 401 (k) contribution, life insurance and long-term disability coverage.

     In addition to the foregoing, Mr. Barry Baker has agreed to serve as an executive officer and director, and Mr. Kerby Confer has agreed to serve as an executive officer, of the Company as soon as permissible under the rules of the FCC and applicable laws and have received consulting fees during the year ended December 31, 1997 of $1,179,856 and $328,568 respectively.

STOCK OPTIONS

     No grants of stock options were made during 1997 to the Named Executive Officers other than the options with respect to 25,000 shares of Class A Common Stock which were granted to David Amy. The following table shows the number of stock options exercised during 1997 and the 1997 year-end value of the stock options held by the Named Executive Officers:


                                                                   NUMBER OF
                                                             SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS         "IN-THE-MONEY" OPTIONS
                                                             AT DECEMBER 31, 1997        AT DECEMBER 31, 1997(a)
                              SHARES ACQUIRED    VALUE       --------------------        -----------------------
            NAME                ON EXERCISE     REALIZED  EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----                -----------     --------  -----------   -------------   -----------   -------------
David D. Smith .............        --            $--            --             --        $     --      $     --
Frederick G. Smith .........        --             --            --             --              --            --
J. Duncan Smith ............        --             --            --             --              --            --
Robert E. Smith ............        --             --            --             --              --            --
David B. Amy ...............        --             --        11,500         21,000         226,363       212,613

----------
(a) An "In-the-Money" option is an option for which the option price of the underlying stock is less than the market price at December 31, 1997, and all of the value shown reflects stock price appreciation since the granting of the option.

DIRECTOR COMPENSATION

     Directors of the Company who also are employees of the Company serve without additional compensation. Independent directors receive $15,000 annually. These independent directors also receive $1,000 for each meeting of the Board of Directors attended and $500 for each committee meeting attended. In addition, the independent directors are reimbursed for any expenses incurred in connection with their attendance at such meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Other than as follows, no Named Executive Officer is a director of a corporation that has a director or executive officer who is also a director of the Company. Each of David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (the "Controlling Stockholders") (all of whom are directors of the Company and Named Executive Officers) is a director and/or executive officer of each of various other corporations controlled by the Controlling Stockholders.

     During 1997, none of the Named Executive Officers participated in any deliberations of the Company's Board of Directors or the Compensation Committee relating to compensation of the Named Executive Officers.

     The members of the Compensation Committee are Messrs. Thomas and McCanna. Mr. Thomas is of counsel to the law firm of Thomas & Libowitz, and is the father of Steven A. Thomas, a senior attorney and founder of Thomas & Libowitz, P.A. During 1997, the Company paid Thomas & Libowitz, P.A., approximately $919,058 in fees and expenses for legal services.

              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                             MANAGEMENT OF SINCLAIR

     The following table sets forth as of March 5, 1998 the number and percentage of outstanding shares of the Company's Common Stock beneficially owned by (i) all persons known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) each director and each Named Executive Officer who is a stockholder, and (iii) all director and executive officers as a group. Unless noted otherwise, the business address of each of the following is 2000 West 41st Street, Baltimore, MD 21211:


                                                     SHARES OF CLASS B          SHARES OF CLASS A
                                                        COMMON STOCK               COMMON STOCK          PERCENT OF
                                                     BENEFICIALLY OWNED         BENEFICIALLY OWNED         TOTAL
                                                  ------------------------   ------------------------      VOTING
                      NAME                           NUMBER       PERCENT       NUMBER       PERCENT     POWER (A)
                      ----                           ------       -------       ------       -------     ---------
David D. Smith (b) ............................    6,924,999        27.6%     6,935,057        22.5%        25.7%
Frederick G. Smith (b)(c) .....................    5,840,795        23.3%     5,844,853        19.7%        22.0%
J. Duncan Smith (b)(d) ........................    6,569,994        26.2%     6,570,020        21.6%        24.4%
Robert E. Smith (b)(e) ........................    5,748,644        22.9%     5,748,702        19.4%        21.3%
David B. Amy (f) ..............................                                 102,382           *            *
Basil A. Thomas ...............................                                   2,000           *            *
Lawrence E. McCanna ...........................                                     300           *            *
Barry Baker (g) ...............................                               1,382,435         5.8%           *
Putnam Investments, Inc. (h) ..................                               4,393,534        18.4%         1.6%
 One Post Office Square
 Boston, Massachusetts 02109
T. Rowe Price Associates, Inc. (h)(i) .........                                 933,500         3.9%           *
 100 East Pratt Street
 Baltimore, Maryland 21202
Lynn & Mayer, Inc. (h) ........................                                 819,000         3.4%           *
 520 Madison Avenue
 New York, New York 10022
The Equitable Companies Incorporated (h)                                      1,162,725         4.9%           *
 787 Seventh Avenue
 New York, New York 10019
All directors and executive
 officers as a group (7 persons) ..............   25,084,432       100.0%    25,203,313        51.4%        93.4%

----------
  * Less than 1%

(a) Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share except for votes relating to "going private" and certain other transactions. The Class A Common Stock, the Class B Common Stock and the Series B Preferred Stock vote altogether as a single class except as otherwise may be required by Maryland law on all matters presented for a vote, with each share of Series B Preferred Stock entitled to approximately 3.64 votes on all such matters. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock and holders of Series B Preferred Stock may at any time convert each share of Series B Preferred Stock into approximately 3.64 shares of Class A Common Stock.

(b) Shares of Class A Common Stock beneficially owned includes shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock.

(c)  Includes 430,145 shares held in irrevocable trusts established by Frederick
     G. Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares.

(d) Includes 456,695 shares held in irrevocable trusts established by J. Duncan Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares.

(e) Includes 782,855 shares held in irrevocable trusts established by Robert E. Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares.

(f) Includes 100,000 shares of Class A Common Stock that may be acquired upon exercise of options granted in 1995, 1996 and 1998 pursuant to the Incentive Stock Option Plan and Long Term Incentive Plan.

(g) Consists of 1,382,435 shares of Class A Common Stock that may be acquired upon exercise of options granted in 1996 pursuant to the Long Term Incentive Plan.

(h) The shares reflected herein reflect the most recent information available to the Company as filed with the Commission.

(i) These securities are owned by various individual and institutional investors to which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment advisor with power to direct investments and/or sole voting power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, beneficial owner of such securities.



          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF SINCLAIR

     Since December 31, 1996, Sinclair has engaged in the following transactions with persons who are, or are members of the immediate family of, directors, persons expected to become a director, officers or beneficial owners of 5% or more of the issued and outstanding Common Stock, or with entities in which such persons or certain of their relatives have interests.

WPTT NOTE

     In connection with the sale of WPTT in Pittsburgh by Sinclair to WPTT, Inc., WPTT, Inc., issued to Sinclair a 15-year senior secured term note of $6.0 million (the "WPTT Note"). Sinclair subsequently sold the WPTT Note to the late Julian S. Smith and Carolyn C. Smith, the parents of the Controlling Stockholders and both former stockholders of Sinclair, in exchange for the payment of $50,000 and the issuance of a $6.6 million note, which bears interest at 7.21% per annum and requires payments of interest only through September 2001. Monthly principal payments of $109,317 plus interest are payable with respect to this note commencing in November 2001 and ending in September 2006, at which time the remaining principal balance plus accrued interest, if any, is due. During the year ended December 31, 1997, Sinclair received $439,000 in interest payments on this note. At December 31, 1997, the balance on this note was $6.6 million.

WIIB NOTE

     In September 1990, Sinclair sold all the stock of Channel 63, Inc., the owner of WIIB in Bloomington, Indiana, to the Controlling Stockholders for $1.5 million. The purchase price was delivered in the form of a note issued to Sinclair which was refinanced in June 1992 (the "WIIB Note"). The WIIB Note bears interest at 6.88% per annum, is payable in monthly principal and interest payments of $16,000 until September 30, 2000, at which time a final payment of approximately $431,000 is due. Principal and interest paid in 1997 on the WIIB Note was $211,000. As of December 31, 1997, $842,000 in principal amount of the WIIB Note remained outstanding.

BAY CREDIT FACILITY

     In connection with the capitalization of Bay Television, Inc., Sinclair agreed on May 17, 1990 to loan the Controlling Stockholders up to $3.0 million (the "Bay Credit Facility"). Each of the loans to the Controlling Stockholders pursuant to the Bay Credit Facility is evidenced by an amended and restated secured note totaling $2.6 million due December 31, 1999 accruing interest at a fixed rate equal to 6.88%. Principal and interest are payable over six years commencing on March 31, 1994, and are required to be repaid quarterly and $530,000 was paid in 1997. $660,000 is payable in 1998 and $718,000 is payable in 1999. As of December 31, 1997, approximately $1.3 million in principal amount was outstanding under this note.

AFFILIATED LEASES

     From 1987 to 1992, Sinclair entered into five lease transactions with CCI, a corporation wholly owned by the Controlling Stockholders, to lease certain facilities from CCI. Four of these leases are 10-year leases for rental space on broadcast towers, two of which are capital leases having renewable terms of 10 years. The other lease is a month-to-month lease for a portion of studio and office space at which certain satellite dishes are located. Aggregate annual rental payments related to these leases were $641,000 in 1997. The aggregate annual rental payments related to these leases are scheduled to be $679,000 in 1998 and $700,000 in 1999.

     In January 1991, CTI entered into a 10-year capital lease with KIG, a corporation wholly owned by the Controlling Stockholders, pursuant to which CTI leases both an administrative facility and studios for station WBFF and Sinclair's present corporate offices. Additionally, in June 1991, CTI entered into a one-year renewable lease with KIG pursuant to which CTI leases parking facilities at the administrative facility. Payments under these leases with KIG were $481,000 in 1997. The aggregate annual rental payments related to the administrative facility are scheduled to be $519,000 in 1998 and $540,000 in
1999. During 1997, Sinclair chartered airplanes owned by certain companies controlled by the Controlling Stockholders and incurred expenses of approximately $736,000 related to these charters.

TRANSACTIONS WITH GERSTELL

     Gerstell LP, an entity wholly owned by the Controlling Stockholders, was formed in April 1993 to acquire certain personal and real property interests of Sinclair in Pennsylvania. In a transaction that was completed in September 1993, Gerstell LP acquired the WPGH office/studio, transmitter and tower site for an aggregate purchase price of $2.2 million. The purchase price was financed in part by a $2.1 million note from Gerstell LP bearing interest at 6.18% with principal payments beginning on November 1, 1994 and a final maturity date of October 1, 2013. Principal and interest paid in 1997 on the note was $183,000. At December 31, 1997, $1.9 million in principal amount of the note remained outstanding. Following the acquisition, Gerstell LP leased the office/studio, transmitter and tower site to WPGH, Inc. (a subsidiary of Sinclair) for $14,875 per month and $25,000 per month, respectively. The leases have terms of seven years, with four seven-year renewal periods. Aggregate annual rental payment related to these leases was $561,000 in 1997. Sinclair believes that the leases with Gerstell LP are on terms and conditions customary in similar leases with independent third parties.

STOCK REDEMPTIONS

     On September  30,  1990,  Sinclair  issued  certain  notes (the  "Founders'
Notes") maturing on May 31, 2005, payable to the late Julian S. Smith and Carolyn C. Smith, former majority owners of Sinclair and the parents of the Controlling Stockholders. The Founders' Notes, which were issued in consideration for stock redemptions equal to 72.65% of the then outstanding stock of Sinclair, have principal amounts of $7.5 million and $6.7 million, respectively. The Founders' Notes include stated interest rates of 8.75%, which were payable annually from October 1990 until October 1992, then payable monthly commencing April 1993 to December 1996, and then semiannually thereafter until maturity. The effective interest rate approximates 9.4%. The Founders' Notes are secured by security interests in substantially all of the assets of Sinclair and its Subsidiaries, and are personally guaranteed by the Controlling Stockholders.

     Principal and interest payments on the Founders' Note issued to the estate of Julian S. Smith are payable, in various amounts, each April and October, beginning October 1991 until October 2004, with a balloon payment due at maturity in the amount of $5.0 million. Additionally, monthly interest payments commenced on April 1993 and continued until December 1996. Principal and interest paid in 1997 on this Founders' Note was $653,000 and at December 31, 1997, $5.8 million in principal amount of this Founders' Note remained outstanding.

     Principal payments on the Founders' Note issued to Carolyn C. Smith are payable, in various amounts, each April and October, beginning October 1991 until October 2002. Principal and interest paid in 1997 on this Founders' Note was $1.1 million. At December 31, 1997, $3.7 million in principal amount of this Founders' Note remained outstanding.

RELATIONSHIP WITH GLENCAIRN

     Glencairn is a corporation owned by (i) Edwin L. Edwards, Sr. (3%), (ii) Carolyn C. Smith, the mother of the Controlling Stockholders (7%), and (iii) certain trusts established by Carolyn C. Smith for the benefit of her grandchildren (the "Glencairn Trusts") (90%). The 90% equity interest in Glencairn owned by the Glencairn Trusts is held through the ownership of non-voting common stock. The 7% equity interest in Glencairn owned by Carolyn C. Smith is held through the ownership of common stock that is generally non-voting, except with respect to certain specified extraordinary corporate matters as to which this 7% equity interest has the controlling vote. Edwin L. Edwards, Sr. owns a 3% equity interest in Glencairn through ownership of all of the issued and outstanding voting stock of Glencairn and is Chairman of the Board, President and Chief Executive Officer of Glencairn.

     There have been, and Sinclair expects that in the future there will be, transactions between Sinclair and Glencairn. Glencairn is the owner-operator and FCC licensee of WNUV in Baltimore, WVTV in Milwaukee, WRDC in Raleigh/Durham, WABM in Birmingham, KRRT in San Antonio and WFBC in Asheville/Greenville/Spartanburg. Sinclair has entered into LMAs with Glencairn pursuant to which Sinclair provides programming to Glencairn for broadcast on WNUV, WVTV, WRDC, WABM, KRRT and WFBC during the hours of 6:00 a.m. to 2:00 a.m. each day and has the right to sell advertising during this period, all in exchange for the payment by Sinclair to Glencairn of a monthly fee totaling $789,000.

     In June 1995, Sinclair acquired options from certain stockholders of Glencairn (the "Glencairn Options") which grant to Sinclair the right to acquire, subject to applicable FCC rules and regulations, stock comprising up to a 97% equity interest in Glencairn. Of the stock subject to the Glencairn Options, a 90% equity interest is non-voting and the remaining 7% equity interest is non-voting, except with respect to certain extraordinary matters as to which this 7% equity interest has the controlling vote. Each Glencairn Option was purchased by Sinclair for $1,000 ($5,000 in the aggregate) and is exercisable only upon Sinclair's payment of an option exercise price generally equal to the optionor's proportionate share of the aggregate acquisition cost of all stations owned by Glencairn on the date of exercise (plus interest at a rate of 10% from the respective acquisition date). Sinclair estimates that the aggregate option exercise price for the Glencairn Options, if currently exercised, would be approximately $14.8 million.

     In addition, Sinclair has agreed to sell to Glencairn for $2,000,000 the License Assets of WTTE in Columbus, Ohio, which Sinclair currently owns. In addition, Sinclair has acquired from River City the Non-License Assets of WSYX, which is in the same market as WTTE and has exercised an option to acquire WSYX's License Assets. See "Business--Broadcasting Acquisition Strategy." Upon Sinclair's assignment of the License Assets of WTTE to Glencairn (which Sinclair does not expect to occur unless Sinclair acquires the License Assets of WSYX), Sinclair intends to enter into an LMA with Glencairn relating to WTTE pursuant to which Sinclair will supply programming to Glencairn, obtain the right to sell advertising during the periods covered by the supplied programming and make payments to Glencairn in amounts to be negotiated.

     In addition, Glencairn has entered into a plan of merger with Sullivan III which, if completed, would result in Glencairn's ownership of all the issued and outstanding capital stock of Sullivan III. After the merger, Sinclair intends to enter into an LMA with Glencairn and continue to provide programming services to the five stations the License Assets of which are acquired by Glencairn in the merger.

RIVER CITY TRANSACTIONS

     Barry Baker, who will become a director and executive officer of Sinclair as soon as permissible under the rules of the FCC and applicable laws, has an equity interest in River City Broadcasting L.P. ("River City"). During 1997, Sinclair made LMA payments of $896,000 to River City. In September 1996, Sinclair entered into a five-year agreement with River City pursuant to which River City will provide to Sinclair certain production services. Pursuant to this agreement, River City will provide certain services to Sinclair in return for an annual fee of $416,000, subject to certain adjustments on each anniversary date.

KEYMARKET OF SOUTH CAROLINA

     Kerby Confer, who is expected to become an executive officer of Sinclair as soon as permissible under the rules of the FCC and applicable laws, is the owner of 100% of the common stock of Keymarket of South Carolina, Inc. ("KSC"). Sinclair has exercised its option to acquire all of the assets of KSC for forgiveness of debt in an aggregate principal amount of approximately $7.4 million, plus payment of approximately $1.0 million, less certain adjustments. Sinclair also purchased two properties from Mr. Confer for an aggregate purchase price of approximately $1.75 million.

BEAVER DAM LIMITED LIABILITY COMPANY

     In May 1996, Sinclair, along with the Controlling Stockholders, formed Beaver Dam Limited Liability Company ("BDLLC"), of which Sinclair owns a 45% interest. BDLLC was formed for the purpose of constructing and owning a building which may be the site for Sinclair's corporate headquarters. Sinclair made capital contributions to BDLLC in 1996 of approximately $380,000. During 1997, BDLLC made a liquidating distribution to Sinclair of approximately $380,000 and Sinclair no longer owns an interest in BDLLC.

HERITAGE AUTOMOTIVE GROUP

     In January 1997, David D. Smith, Sinclair's President and Chief Executive Officer and one of the Controlling Shareholders, made a substantial investment in, and became a member of the board of directors of, Summa Holdings, Ltd. which, through wholly owned subsidiaries, owns the Heritage Automotive Group ("Heritage") and Allstate Leasing ("Allstate"). Mr. Smith is not an officer, nor does he actively participate in the management, of Summa Holdings, Ltd., Heritage, or Allstate. Heritage owns and operates new and used car dealerships in the Baltimore metropolitan area. Allstate owns and operates an automobile and equipment leasing business with offices in the Baltimore, Richmond, Houston, and Atlanta metropolitan areas. Sinclair sells Heritage and Allstate advertising time on WBFF and WNUV, the television stations operated by Sinclair serving the Baltimore DMA. Sinclair believes that the terms of the transactions between Sinclair and Heritage and Sinclair and Allstate are and will be comparable to those prevailing in similar transactions with or involving unaffiliated parties. Payments from Heritage and Allstate to Sinclair for the year 1997 were approximately $263,200.

AIRCRAFT LEASES

     During the years ended December 31, 1995, 1996 and 1997, the Company from time to time entered into charter arrangements to lease airplanes owned by certain Class B Stockholders. During the years ended December 31, 1995, 1996 and 1997, the Company incurred expenses of approximately $489,000, $336,000 and $736,000 related to these arrangements, respectively.

                     SELECTED FINANCIAL DATA FOR SINCLAIR

     The selected consolidated financial data for the years ended December 31, 1993, 1994, 1995, 1996, and 1997 have been derived from Sinclair's audited Consolidated Financial Statements. The Consolidated Financial Statements for the years ended December 31, 1995, 1996 and 1997 are included elsewhere herein.

     The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere herein.

                          STATEMENT OF OPERATIONS DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------------------------------------------
                                                       1993            1994           1995             1996             1997
                                                       ----            ----           ----             ----             ----
STATEMENT OF OPERATIONS DATA:
 Net broadcast revenue(a) ......................    $  69,532      $  118,611      $  187,934     $    346,459      $  471,228
 Barter revenue ................................        6,892          10,743          18,200           32,029          45,207
                                                    ---------      ----------      ----------     ------------      ----------
  Total revenue ................................       76,424         129,354         206,134          378,488         516,435
                                                    ---------      ----------      ----------     ------------      ----------
 Operating costs(b) ............................       26,665          41,338          64,326          142,576         198,262
 Expenses from barter arrangements .............        5,630           9,207          16,120           25,189          38,114
 Depreciation and amortization(c) ..............       22,486          55,587          80,410          121,081         152,170
 Stock-based compensation ......................           --              --              --              739           1,636
 Special bonuses paid to executive
  officers .....................................       10,000           3,638              --               --              --
                                                    ---------      ----------      ----------     ------------      ----------
 Broadcast operating income ....................       11,643          19,584          45,278           88,903         126,253
 Interest expense ..............................      (12,852)        (25,418)        (39,253)         (84,314)        (98,393)
 Subsidiary trust minority interest
  expense(d) ...................................           --              --              --               --         (18,600)
 Interest and other income .....................        2,131           2,447           4,163            3,478           2,228
                                                    ---------      ----------      ----------     ------------      ----------
 Income (loss) before (provision) benefit for
  income taxes and extraordinary items .........    $     922      $   (3,387)     $   10,188     $      8,067      $   11,488
                                                    =========      ==========      ==========     ============      ==========
 Net income (loss) .............................    $  (7,945)     $   (2,740)     $       76     $      1,131      $  (10,566)
                                                    =========      ==========      ==========     ============      ==========
 Net income (loss) available to common share-
  holders ......................................    $  (7,945)     $   (2,740)     $       76     $      1,131      $  (13,329)
                                                    =========      ==========      ==========     ============      ==========
OTHER DATA:
 Broadcast cash flow(e) ........................    $  37,498      $   67,519      $  111,124     $    189,216      $  243,406
 Broadcast cash flow margin(f) .................        53.9%           56.9%           59.1%            54.6%           51.7%
 Adjusted EBITDA(g) ............................    $  35,406      $   64,547      $  105,750     $    180,272      $  229,000
 Adjusted EBITDA margin(f) .....................        50.9%           54.4%           56.3%            52.0%           48.6%
 After tax cash flow(h) ........................    $  20,850      $   24,948      $   54,645     $     77,484      $  104,884
 Program contract payments .....................        8,723          14,262          19,938           30,451          51,059
 Corporate overhead expense ....................        2,092           2,972           5,374            8,944          14,406
 Capital expenditures ..........................          528           2,352           1,702           12,609          19,425
 Cash flows from operating activities ..........       11,230          20,781          55,986           69,298          96,625
 Cash flows from investing activities ..........        1,521        (249,781)       (119,320)      (1,012,225)       (218,990)
 Cash flows from financing activities ..........        3,462         213,410         173,338          832,818         259,351
PER SHARE DATA:
 Basic net income (loss) per share before ex-
  traordinary items ............................    $     --       $     (.09)     $      .15     $        .03      $     (.20)
 Basic net income (loss) per share after ex-
  traordinary items ............................    $    (.27)     $     (.09)     $      --      $        .03      $     (.37)
 Diluted net income (loss) per share
  before extraordinary items ...................    $     --       $     (.09)     $      .15     $        .03      $     (.20)
 Diluted net income (loss) per share
  after extraordinary items ....................    $    (.27)     $     (.09)     $      --      $        .03      $     (.37)
BALANCE SHEET DATA:
 Cash and cash equivalents .....................    $  18,036      $    2,446      $  112,450     $      2,341      $  139,327
 Total assets ..................................      242,917         399,328         605,272        1,707,297       2,034,234
 Total debt(i) .................................      224,646         346,270         418,171        1,288,103       1,080,722
 HYTOPS(j) .....................................           --              --              --               --         200,000
 Total stockholders' equity (deficit) ..........      (11,024)        (13,723)         96,374          237,253         543,288

----------
(a) "Net broadcast revenue" is defined as broadcast revenue net of agency commissions.

(b) Operating costs include program and production expenses and selling, general and administrative expenses.

(c) Depreciation and amortization includes amortization of program contract costs and net realizable value adjustments, depreciation and amortization of property and equipment, and amortization of acquired intangible broadcasting assets and other assets including amortization of deferred financing costs and costs related to excess syndicated programming.

(d) Subsidiary trust minority interest expense represents the distributions on the HYTOPS.

(e) "Broadcast cash flow" is defined as broadcast operating income plus corporate overhead expense, special bonuses paid to executive officers, stock-based compensation, depreciation and amortization (including film amortization and excess syndicated programming), less cash payments for program rights. Cash program payments represent cash payments made for current programs payable and do not necessarily correspond to program usage. Special bonuses paid to executive officers are considered unusual and non-recurring. Sinclair has presented broadcast cash flow data, which Sinclair believes are comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow does not purport to represent cash provided by operating activities as reflected in Sinclair's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(f) "Broadcast cash flow margin" is defined as broadcast cash flow divided by net broadcast revenues. "Adjusted EBITDA margin" is defined as Adjusted EBITDA divided by net broadcast revenues.

(g) "Adjusted EBITDA" is defined as broadcast cash flow less corporate expenses and is a commonly used measure of performance for broadcast companies. Adjusted EBITDA does not purport to represent cash provided by operating activities as reflected in Sinclair's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(h) "After tax cash flow" is defined as net income (loss) available to common shareholders plus extraordinary items (before the effect of related tax benefits), special bonuses paid to executive officers, stock-based compensation, depreciation and amortization (excluding film amortization), and the deferred tax provision (or minus the deferred tax benefit). After tax cash flow is presented here not as a measure of operating results and does not purport to represent cash provided by operating activities. After tax cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(i) "Total debt" is defined as long-term debt, net of unamortized discount, and capital lease obligations, including current portion thereof. Total debt does not include the HYTOPS or Sinclair's preferred stock.

(j)  HYTOPS represents  Company  Obligated  Mandatorily  Redeemable  Security of
     Subsidiary  Trust  Holding  Solely  KDSM  Senior  Debentures   representing
     $200,000 aggregate liquidation value.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS OF SINCLAIR

INTRODUCTION

     The operating revenues of Sinclair are derived from local and national advertisers and, to a much lesser extent, from television network compensation. Sinclair's primary operating expenses involved in owning, operating or programming the television and radio stations are syndicated program rights fees, commissions on revenues, employee salaries, news-gathering and promotion. Amortization and depreciation of costs associated with the acquisition of the stations and interest carrying charges are significant factors in determining Sinclair's overall profitability.

     Set forth below are the principal types of broadcast revenue received by Sinclair's stations for the periods indicated and the percentage contribution of each type to Sinclair's total gross broadcast revenue:


                               BROADCAST REVENUE
                            (DOLLARS IN THOUSANDS)


                                                              YEARS ENDED DECEMBER 31,
                                  --------------------------------------------------------------------------------
                                            1995                        1996                        1997
                                  -------------------------   -------------------------   ------------------------
Local/regional advertising.....    $104,299         47.5%     $199,029         49.4%     $287,860        52.7%
National advertising ..........     113,678         51.7       191,449         47.6       250,445        45.9
Network compensation ..........         442          0.2         3,907          1.0         5,479         1.0
Political advertising .........         197          0.1         6,972          1.7         1,189         0.2
Production ....................       1,115          0.5         1,142          0.3         1,239         0.2
                                   --------        -----      --------        -----      --------       -----
Broadcast revenue .............     219,731        100.0%      402,499        100.0%      546,212       100.0%
                                                   =====                      =====                     =====
Less: agency commissions.......     (31,797)                   (56,040)                   (74,984)
                                   --------                   --------                   --------
Broadcast revenue, net ........     187,934                    346,459                    471,228
Barter revenue ................      18,200                     32,029                     45,207
                                   --------                   --------                   --------
Total revenue .................    $206,134                   $378,488                   $516,435
                                   ========                   ========                   ========

     Sinclair's primary types of programming and their approximate percentages of 1997 net broadcast revenue were network programming (14.9%), children's programming (5.3%) and other syndicated programming (79.8%). Sinclair's four largest categories of advertising and their approximate percentages of 1997 net broadcast revenue were automotive (20.0%), movies (6.7%), fast food advertising (6.4%) and retail/department stores (6.2%). No other advertising category accounted for more than 6% of Sinclair's net broadcast revenue in 1997. No individual advertiser accounted for more than 5% of any individual Company station's net broadcast revenue in 1997.

     The following table sets forth certain operating data of Sinclair for the years ended December 31, 1995, 1996 and 1997. Capitalized terms used in this section and not defined elsewhere in this Information Statement/Prospectus are defined in Notes to the Consolidated Financial Statements of Sinclair included elsewhere herein.


                                 OPERATING DATA
                             (DOLLARS IN THOUSANDS)

                                                      YEARS ENDED DECEMBER 31,
                                             -------------------------------------------
                                                  1995           1996           1997
                                             -------------  -------------  -------------
Net broadcast revenue .....................    $187,934      $346,459      $471,228
Barter revenue ............................      18,200        32,029        45,207
                                               --------      --------      --------
Total revenue .............................     206,134       378,488       516,435
                                               --------      --------      --------
Operating costs ...........................      64,326       142,576       198,262
Expenses from barter arrangements .........      16,120        25,189        38,114
Depreciation and amortization .............      80,410       121,081       152,170
Stock-based compensation ..................          --           739         1,636
                                               --------      --------      --------
Broadcast operating income ................    $ 45,278      $ 88,903      $126,253
                                               ========      ========      ========
BROADCAST CASH FLOW (BCF) DATA:
Television BCF ............................    $111,124      $175,212      $221,631
Radio BCF .................................          --        14,004        21,775
                                               --------      --------      --------
Consolidated BCF ..........................    $111,124      $189,216      $243,406
                                               ========      ========      ========
Television BCF margin .....................       59.1%         56.7%         54.4%
Radio BCF margin ..........................          --         37.3%         34.1%
Consolidated BCF margin ...................       59.1%         54.6%         51.7%
OTHER DATA:
Adjusted EBITDA ...........................    $105,750      $180,272      $229,000
Adjusted EBITDA margin ....................       56.3%         52.0%         48.6%
After tax cash flow .......................    $ 54,645      $ 77,484      $104,884
Program contract payments .................      19,938        30,451        51,059
Corporate expense .........................       5,374         8,944        14,406
Capital expenditures ......................       1,702        12,609        19,425

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1996 AND 1997

     Net broadcast revenue increased $124.7 million, or 36.0%, to $471.2 million for the year ended December 31, 1997 from $346.5 million for the year ended December 31, 1996. The increase in net broadcast revenue for the year ended December 31, 1997 as compared to the year ended December 31, 1996 was comprised of $114.5 million related to television and radio station acquisitions and LMA transactions consummated during 1996 and 1997 (the "Acquisitions") and $10.2 million that resulted from an increase in net broadcast revenue on a same station basis. Also on a same station basis, revenue from local and national advertisers grew 7.7% and 4.9%, respectively, for a combined growth rate of 6.1%.

     Total operating costs increased $55.7 million, or 39.1%, to $198.3 million for the year ended December 31, 1997 from $142.6 million for the year ended December 31, 1996. The increase in operating costs for the year ended December 31, 1997 as compared to the year ended December 31, 1996 com-prised $49.0 million related to the Acquisitions, $5.4 million from an increase in corporate overhead expenses, and $1.3 million from an increase in operating costs on a same station basis. On a same station basis, operating costs increased 1.8%.

     Broadcast operating income increased to $126.3 million for the year ended December 31, 1997, from $88.9 million for the year ended December 31, 1996, or 42.1%. The increase in broadcast operating income for the year ended December 31, 1997 as compared to the year ended December 31, 1996 was primarily attributable to the Acquisitions.

     Interest expense increased to $98.4 million for the year ended December 31, 1997 from $84.3 million for the year ended December 31, 1996, or 16.7%. The increase in interest expense for the year ended December 31, 1997 primarily related to indebtedness incurred by Sinclair to finance the Acquisitions. Subsidiary trust minority interest expense of $18.6 million for the year ended December 31, 1997 is related to the issuance of the HYTOPS which was completed March 12, 1997. Subsidiary trust minority interest expense was partially offset by reductions in interest expense because a portion of the proceeds of the sale of the HYTOPS was used to reduce indebtedness under Sinclair's Bank Credit Agreement.

     Interest and other income decreased to $2.2 million for the year ended December 31, 1997 from $3.5 million for the year ended December 31, 1996. This decrease was primarily due to lower average cash balances during these periods.

     For the reasons described above, net loss for the year ended December 31, 1997 was $10.6 million or $.37 per share compared to net income of $1.1 million or $.03 per share for the year ended December 31, 1996.

     Broadcast Cash Flow increased $54.2 million to $243.4 million for the year ended December 31, 1997 from $189.2 million for the year ended December 31, 1996, or 28.6%. The increase in Broadcast Cash Flow was comprised of $45.0 million relating to the Acquisitions and $9.2 million that resulted from Broadcast Cash Flow growth on a same station basis, which had Broadcast Cash Flow growth of 8.2%. Sinclair's Broadcast Cash Flow Margin decreased to 51.7% for the year ended December 31, 1997 from 54.6% for the year ended December 31, 1996. The decrease in Broadcast Cash Flow Margin for the year ended December 31, 1997 as compared to the year ended December 31, 1996 primarily resulted from the lower margins related to the 1996 Acquisitions. In addition, 1996 Broadcast Cash Flow Margin benefited from a non-recurring $4.7 million timing lag of program contract payments relating to the River City Acquisition and certain other acquisitions. On a same station basis, Broadcast Cash Flow Margin improved from 57.3% for the year ended December 31, 1996 to 58.9% for the year ended December 31, 1997.

     Adjusted EBITDA represents broadcast cash flow less corporate expenses. Adjusted EBITDA increased to $229.0 million for the year ended December 31, 1997 from $180.3 million for the year ended December 31, 1996, or 27.0%. The increase in Adjusted EBITDA for the year ended December 31, 1997 as compared to the year ended December 31, 1996 resulted from the Acquisitions and to a lesser extent, increases in net broadcast revenues on a same station basis. Sinclair's Adjusted EBITDA margin decreased to 48.6% for the year ended December 31, 1997 from 52.0% for the year ended December 31, 1996. This decrease in Adjusted EBITDA margin resulted primarily from the circumstances affecting broadcast cash flow margins as noted above combined with an increase in corporate expenses. Corporate overhead expenses increased to $14.4 million for the year ended December 31, 1997 from $8.9 million for the year ended December 31, 1996, or 61.8%. The increase in corporate expenses primarily resulted from costs associated with managing a larger base of operations. During 1996, Sinclair increased the size of its corporate staff as a result of the addition of a radio business segment and a significant increase in the number of television stations owned, operated or programmed. The costs associated with this increase in staff were only incurred during a partial period of the year ended December 31, 1996.

     After Tax Cash Flow increased to $104.9 million for the year ended December 31, 1997 from $77.5 million for the year ended December 31, 1996, or 35.4%. The increase in After Tax Cash Flow for the year ended December 31, 1997 as compared to the year ended December 31, 1996 primarily resulted from the Acquisitions, an increase in revenue on a same station basis, a Federal income tax receivable of $10.6 million resulting from 1997 NOL carry-backs, offset by interest expense on the debt incurred to consummate the Acquisitions and subsidiary trust minority interest expense related to the private placement of the HYTOPS issued during March 1997.

YEARS ENDED DECEMBER 31, 1995 AND 1996

     Total revenue increased to $378.5 million, or 83.6%, for the year ended December 31, 1996 from $206.1 million for the year ended December 31, 1995. Excluding the effects of non-cash barter transactions, net broadcast revenue for the year ended December 31, 1996 increased by 84.4% over the year ended December 31, 1995. The increase in broadcast revenue was primarily the result of acquisitions and LMA transactions consummated by Sinclair in 1995 (the "1995 Acquisitions") and 1996. For stations owned, operated or programmed throughout 1995 and 1996, television broadcast revenue grew 2.1% for the year ended
December 31, 1996 when compared to the year ended December 31, 1995. For stations owned, operated or programmed throughout 1994 and 1995, television broadcast revenue grew 12.8% for the year ended December 31, 1995 when compared to the year ended December 31, 1994. The decrease in 1996 revenue growth as compared to 1995 revenue growth primarily resulted from the loss in 1996 of the Fox affiliation at WTTO in the Birmingham market, the loss of the NBC affiliation at WRDC in the Raleigh/Durham market and decreases in ratings at WCGV and WNUV in the Milwaukee and Baltimore markets, respectively.

     Operating expenses excluding depreciation, amortization of intangible assets, stock-based compensation and excess syndicated programming costs increased to $167.8 million, or 108.7%, for the year ended December 31, 1996 from $80.4 million for the year ended December 31, 1995. The increase in expenses for the year ended December 31, 1996 as compared to the year ended December 31, 1995 was largely attributable to operating costs associated with the 1995 and 1996 Acquisitions, an increase in LMA fees resulting from LMA transactions and an increase in corporate overhead expenses.

     Broadcast operating income increased to $88.9 million for the year ended December 31, 1996, from $45.3 million for the year ended December 31, 1995, or 96.2%. The increase in broadcast operating income for the year ended December 31, 1996 as compared to the year ended December 31, 1995 was primarily attributable to the 1995 and 1996 Acquisitions.

     Interest expense increased to $84.3 million for the year ended December 31, 1996 from $39.3 million for the year ended December 31, 1995, or 114.5%. The increase in interest expense for the year ended December 31, 1996 was primarily related to senior bank indebtedness incurred by Sinclair to finance the River City Acquisition and other acquisitions.

     Interest and other income decreased to $3.5 million for the year ended December 31, 1996 from $4.2 million for the year ended December 31, 1995, or 16.7%. The decrease for the year ended December 31, 1996 was primarily due to lower cash balances and related interest income resulting from cash payments made in February 1996 when Sinclair made a $34.4 million payment relating to the WSMH acquisition and April 1996 when Sinclair made a $60 million down payment relating to the River City Acquisition. The decrease in interest income was offset by an increase in other income resulting from the 1995 and 1996 Acquisitions.

     For the reasons described above, net income for the year ended December 31, 1996 was $1.1 million or $0.03 per share compared to net income of $5.0 million or $0.15 per share for the year ended December 31, 1995 before the extraordinary loss on early extinguishment of debt.

     Broadcast Cash Flow increased to $189.2 million for the year ended December 31, 1996 from $111.1 million for the year ended December 31, 1995, or 70.3%. The increase in Broadcast Cash Flow for the year ended December 31, 1996 as compared to the year ended December 31, 1995 primarily resulted from the 1995 and 1996 Acquisitions. For stations owned, operated or programmed throughout 1995 and 1996, Broadcast Cash Flow grew 1.3% for the year ended December 31, 1996 when compared to the year ended December 31, 1995. For stations owned, operated or programmed throughout 1994 and 1995, Broadcast Cash Flow grew 23.7% for the year ended December 31, 1995 when compared to the year ended December 31, 1994. The decrease in 1996 Broadcast Cash Flow growth as compared to 1995

Broadcast Cash Flow growth primarily resulted from the loss in 1996 of the Fox affiliation at WTTO in the Birmingham market, the loss of the NBC affiliation at WRDC in the Raleigh/Durham market and decreases in ratings at WCGV and WNUV in the Milwaukee and Baltimore markets, respectively. Sinclair's Broadcast Cash Flow margin decreased to 54.6% for the year ended December 31, 1996 from 59.1% for the year ended December 31, 1995. Excluding the effect of radio station Broadcast Cash Flow, television station Broadcast Cash Flow margin decreased to 56.7% for the year ended December 31, 1996 as compared to 59.1% for the year ended December 31, 1995. The decrease in Broadcast Cash Flow margins for the year ended December 31, 1996 as compared to the year ended December 31, 1995 primarily resulted from the lower margins of the acquired radio broadcasting assets and lower margins of certain of the acquired television stations. For stations owned, operated or programmed throughout 1996 and 1995, Broadcast Cash Flow margins were unchanged when comparing the years ended December 31, 1996 and 1995. Sinclair believes that margins of certain of the acquired stations will improve as operating and programming synergies are implemented.

     Adjusted EBITDA increased to $180.3 million for the year ended December 31, 1996 from $105.8 million for the year ended December 31, 1995, or 70.4%. The increase in Adjusted EBITDA for the year ended December 31, 1996 as compared to the year ended December 31, 1995 resulted from the 1995 and 1996 Acquisitions. Sinclair's Adjusted EBITDA margin decreased to 52.0% for the year ended December 31, 1996 from 56.3% for the year ended December 31, 1995. The decrease in Adjusted EBITDA margins for the year ended December 31, 1996 as compared to the year ended December 31, 1995 primarily resulted from higher operating costs at certain of the acquired stations.

     After Tax Cash Flow increased to $77.5 million for the year ended December 31, 1996 from $54.6 million for the year ended December 31, 1995, or 41.9%. The increase in After Tax Cash Flow for the year ended December 31, 1996 as compared to the year ended December 31, 1995 primarily resulted from the 1995 and 1996 Acquisitions offset by interest expense on the debt incurred to consummate these acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 1998, Sinclair had $6.9 million in cash balances and, excluding the effect of assets held for sale, working capital of approximately $7.1 million. Sinclair's decrease in cash to $6.9 million at March 31, 1998 from $139.3 million at December 31, 1997 primarily resulted from closings related to the Heritage Acquisition during the first quarter of 1998. As of April 24, 1998 approximately $362.9 million was available for borrowing under the Bank Credit Agreement. Sinclair anticipates that funds from operations, existing cash balances and availability of the revolving credit facility under the 1997 Bank Credit Agreement will be sufficient to meet its working capital, capital expenditure commitments (other than commitments for pending acquisitions described below) and debt service requirements for the foreseeable future.

     Net cash flows from operating activities increased to $96.6 million for the year ended December 31, 1997 from $69.3 million for the year ended December 31, 1996. Sinclair made income tax payments of $6.5 million for the year ended December 31, 1997 as compared to $6.8 million for the year ended December 31, 1996. Sinclair made interest payments on outstanding indebtedness of $98.5 million during the year ended December 31, 1997 as compared to $82.8 million for the year ended December 31, 1996. Additional interest payments for the year ended December 31, 1997 as compared to the year ended December 31, 1996 primarily related to additional interest costs on indebtedness incurred to finance the 1996 Acquisitions. Sinclair made subsidiary trust minority interest expense payments of $17.6 million for the year ended December 31, 1997 related to the issuance of HYTOPS completed in March 1997. Program rights payments increased to $51.1 million for the year ended December 31, 1997 from $30.5 million for the year ended December 31, 1996, primarily as a result of the 1996 Acquisitions.

     Net cash flows used in investing activities decreased to $219.0 million for the year ended December 31, 1997 from $1.0 billion for the year ended December 31, 1996. During the year ended December 31, 1997, Sinclair made cash payments of $87.5 million to acquire the license and non-license assets of KUPN-TV in Las Vegas, Nevada, utilizing indebtedness under the 1997 Bank Credit Agreement and existing cash balances. During the year ended December 31, 1997, Sinclair incurred option extension payments and other costs of $16.0 million relating to WSYX-TV in Columbus, Ohio. Sinclair made purchase option exercise payments of $11.1 million during the year ended December 31, 1997 exercising options to acquire certain FCC licenses related to the River City Acquisition. Sinclair made payments for property and equipment of $19.4 million for the year ended December 31, 1997. During the year ended December 31, 1997, Sinclair made deposits and incurred other costs relating to the Heritage Acquisition, the Max Media Acquisition and other acquisitions of $66.1 million, $12.8 million and $3.4 million, respectively. Sinclair anticipates that future requirements for capital expenditures will include capital expenditures incurred during the ordinary course of business (which will include costs associated with the implementation of digital television technology) and the cost of additional acquisitions of television and radio stations if suitable acquisitions can be identified on acceptable terms.

     Net cash flows provided by financing activities decreased to $259.4 million for the year ended December 31, 1997 from $832.8 million for the year ended
December 31, 1996. In March 1997, Sinclair completed issuance of the HYTOPS. Sinclair utilized $135 million of the approximately $192.8 million net proceeds of the issuance of the HYTOPS to repay outstanding debt and retained the remainder for general corporate purposes, which included the acquisition of KUPN-TV in Las Vegas, Nevada. Sinclair made payments totaling $4.6 million to repurchase 186,000 shares of Class A Common Stock during the year ended December 31, 1997. In May 1997, Sinclair made payments of $4.7 million related to the amendment of its 1996 Bank Credit Agreement. In the fourth quarter of 1996, Sinclair negotiated the prepayment of syndicated program contract liabilities for excess syndicated programming assets. In the first quarter of 1997, Sinclair made final cash payments of $1.4 million related to these negotiations. In July 1997, Sinclair issued $200.0 million aggregate principal amount of 9% Senior Subordinated Notes due 2007 and utilized $162.5 million of the approximately $195.6 million net proceeds to repay outstanding indebtedness, retaining the remainder to pay a portion of the $63 million cash down payment relating to the Heritage Acquisition. In December 1997, Sinclair completed an issuance of $250 million aggregate principal amount of 8 3/4% Senior Subordinated Notes due 2007. Sinclair received net proceeds from the issuance of $242.8 million of which $106.2 million was used to repurchase $98.1 million aggregate principal amount of the 10% Senior Subordinated Notes due 2003. Sinclair retained the remainder of the net proceeds for general corporate purposes which included closing the acquisition of the Heritage television stations serving the Mobile/Pensacola and Charleston/Huntington markets in January 1998.

     Sinclair received net proceeds from the 1997 Preferred Stock Issuance and the 1997 Common Stock Issuance of approximately $166.9 million and $151.0 million, respectively. Sinclair used the majority of these funds to repay existing borrowings under the 1997 Bank Credit Agreement. Contemporaneously with the 1997 Preferred Stock Issuance and the 1997 Common Stock Issuance, Sinclair and the lenders under the 1997 Bank Credit Agreement entered into an amendment to the 1997 Bank Credit Agreement, the effect of which was to recharacterize $275 million of indebtedness from the Tranche A Term Loan under the 1997 Bank Credit Agreement to amounts owing under the revolving credit facility under the 1997 Bank Credit Agreement. Sinclair used $285.7 million of the net proceeds from the 1997 Preferred Stock Issuance and the 1997 Common Stock Issuance to repay outstanding borrowings under the revolving credit facility, $8.9 million to repay outstanding amounts under the Tranche A Term Loan and the remaining net proceeds of approximately $23.3 million for general corporate purposes.

     Sinclair has entered into agreements to acquire additional stations in the Heritage Acquisition, the Max Media Acquisition and the Sullivan Acquisition. The aggregate cash consideration needed to complete the purchase of the remaining stations under the Heritage Acquisition and to complete the Max Media Acquisition and the Sullivan Acquisition is expected to be approximately $1.2 billion (net of anticipated proceeds from sales of stations involved in these acquisitions). Sinclair intends to finance pending acquisitions through a combination of available cash and available borrowings under the 1997 Bank Credit Agreement. The current terms of the 1997 Bank Credit Agreement do not allow Sinclair to borrow an amount sufficient to finance all of the pending acquisitions. Sinclair is negotiating with a group of lenders for a new $1.75 billion senior secured credit facility (the "New Credit Facility") which is expected to contain the following terms. The New Credit Facility is expected to include (i) a $750.0 million term loan facility repayable in consecutive quarterly installments commencing on March 31, 1999 and ending on September 15, 2005; and (ii) a $1.0 billion reducing revolving credit facility. Availability under the revolving credit facility reduces quarterly, commencing March 31, 2001 and terminating on September 15, 2005. A portion of the revolving credit facility not in excess of $350.0 million will be available for issuances of letters of credit. The New Credit Facility also includes a standby uncommitted multiple draw term loan facility of $400.0 million. Sinclair will be required to prepay the term loan facility and reduce the revolving credit facility with (i) 100% of the net proceeds of any casualty loss or condemnation; (ii) 100% of the net proceeds of any sale or other disposition by Sinclair of any assets in excess of $100.0 million in the aggregate for any fiscal year; and (iii) 50% of excess cash flow (as defined) if Sinclair's ratio of debt to EBITDA (as defined) exceeds a certain threshold. The New Credit Facility is expected to contain representations and warranties, and affirmative and negative covenants, including limitations on additional indebtedness, customary for credit facilities of this type. Sinclair will also be required to satisfy certain financial covenants.

     The 1997 Bank Credit Agreement and the indentures relating to Sinclair's 8 3/4% Senior Subordinated Notes due 2007, 9% Senior Subordinated Notes due 2007 and 10% Senior Subordinated Notes due 2005 restrict, and the New Credit Commitment will restrict, the incurrence of additional indebtedness and the use of proceeds of an equity issuance, but these restrictions are not expected to restrict the incurrence of indebtedness or use of proceeds of an equity issuance to finance the pending acquisitions.

INCOME TAXES

     Income tax provision increased to $16.0 million for the year ended December 31, 1997 from a provision of $6.9 million for the year ended December 31, 1996. Sinclair's effective tax rate increased to 139.1% for the year ended December 31, 1997 from 86.0% for the year ended December 31, 1996. The increase in Sinclair's effective tax rate for the year ended December 31, 1997 as compared to the year ended December 31, 1996 primarily resulted from non-deductible goodwill amortization resulting from certain 1995 and 1996 stock acquisitions, a tax liability related to the dividends paid on Sinclair's Series C Preferred Stock (see Note 9, sub-note (a) to Sinclair's Consolidated Financial Statements), and state franchise taxes which are not based upon pre-tax income. Management believes that pre-tax income and "earnings and profits" will increase in future years which will result in a lower effective tax rate and utilization of certain tax deductions related to dividends paid on Sinclair's Series C Preferred Stock.

     As of December 31, 1997, Sinclair has a net deferred tax liability of $21.5 million as compared to a net deferred tax asset of $782,000 as of December 31, 1996. This change in deferred taxes primarily relates to deferred tax liabilities associated with book and tax differences relating to the depreciation and amortization of fixed assets and intangible assets, a deferred tax liability generated as a result of a reduction in basis of Series C Preferred Stock (see Note 9, sub-note (a) to Sinclair's Consolidated Financial Statements), offset by deferred tax assets resulting from Federal and state net operating tax losses (NOLs) incurred during 1997. During the year ended December 31, 1997, Sinclair carried back certain Federal NOLs to be applied against prior years' Federal taxes paid. These Federal NOL carry-backs resulted in an income tax receivable of $10.6 million as of December 31, 1997.

     Sinclair's income tax provision increased to $6.9 million for the year ended December 31, 1996 from $5.2 million for the year ended December 31, 1995. Sinclair's effective tax rate increased to 86% for the year ended December 31, 1996 from 51% for the year ended December 31, 1995. The increase for the year ended December 31, 1996 as compared to the year ended December 31, 1995 primarily related to certain financial reporting and income tax differences attributable to certain 1995 and 1996 Acquisitions (primarily non-deductible goodwill resulting from stock acquisitions), and state franchise taxes which are independent of pre-tax income.

     The net deferred tax asset decreased to $782,000 as of December 31, 1996 from $21.0 million at December 31, 1995. The decrease in Sinclair's net deferred tax asset as of December 31, 1996 as compared to December 31, 1995 is primarily due to Sinclair recording deferred tax liabilities of $18.1 million relating to the acquisition of all of the outstanding stock of Superior in May 1996, adjustments related to certain 1995 acquisitions, and resulting differences between the book and tax basis of the underlying assets.

SEASONALITY

     Sinclair's results usually are subject to seasonal fluctuations, which result in fourth quarter broadcast operating income typically being greater than first, second and third quarter broadcast operating income. This seasonality is primarily attributable to increased expenditures by advertisers in anticipation of holiday season consumer spending and an increase in viewership during this period.

YEAR 2000

     Certain computer programs have been written using two digits rather than four to define the applicable year, which could result in the computer recognizing a date using "00" as the year 1900 rather than the year 2000. This, in turn, could result in major system failures and in miscalculations, and is generally referred to as the "Year 2000" problem. Sinclair and all of its subsidiaries have implemented computer systems which run substantially all of Sinclair's principal data processing and financial reporting software applications. The applications software used in these systems are Year 2000 compliant. Presently, Sinclair does not believe that Year 2000 compliance will result in any material investments, nor does Sinclair anticipate that the Year 2000 problem will have material adverse effects on the business operations or financial performance of Sinclair. In addition, Sinclair is not aware of any Year 2000 problems of its customers, suppliers or network affiliates that will have a material adverse effect on the business, operations or financial performance of Sinclair. There can be no assurance, however, that the Year 2000 problem will not adversely affect Sinclair and its business.

            PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF SINCLAIR

     The following Pro Forma Consolidated Financial Data include the unaudited pro forma consolidated balance sheet as of December 31, 1997 (the "Pro Forma Consolidated Balance Sheet") and the unaudited pro forma consolidated statement of operations for the year ended December 31, 1997 (the "Pro Forma Consolidated Statement of Operations"). The unaudited Pro Forma Consolidated Balance Sheet is adjusted to give effect to the Significant Acquisitions, the April 1998 Common Stock Issuance and the Merger as if they occurred on December 31, 1997. The unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1997 is adjusted to give effect to the Recent Financings, the Significant Acquisitions and the Merger as if each occurred at the beginning of such period. The pro forma adjustments are based upon available information and certain assumptions that Sinclair believes are reasonable. The Pro Forma Consolidated Financial Data should be read in conjunction with Sinclair's Consolidated Financial Statements as of and for the year ended December 31, 1997 and related notes thereto, the historical financial data of Heritage Media Services, Inc. -- Broadcasting Segment, the historical financial data of Max Media Properties LLC, and the historical financial data of Sullivan Broadcast Holdings, Inc. and Subsidiaries all of which are included elsewhere in this Information Statement/Prospectus. The unaudited Pro Forma Consolidated Financial Data do not purport to represent what Sinclair's results of operations or financial position would have been had any of the above events occurred on the dates specified or to project Sinclair's results of operations or financial position for or at any future period or date.

                         SINCLAIR BROADCAST GROUP, INC.
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)


                                                                        CONSOLIDATED
                                                                         HISTORICAL       HERITAGE(a)
                                                                       -------------- ------------------
                              ASSETS
CURRENT ASSETS:
 Cash, including cash equivalents ....................................   $  139,327      $  (139,327)
 Accounts receivable, net of allowance for doubtful accounts .........      123,018
 Current portion of program contract costs ...........................       46,876            1,462
 Prepaid expenses and other current assets ...........................        4,673
 Deferred barter costs ...............................................        3,727              578
 Refundable income taxes .............................................       10,581
 Deferred tax asset ..................................................        2,550
                                                                         ----------
   Total current assets ..............................................      330,752         (137,287)
PROGRAM CONTRACT COSTS, less current portion .........................       40,609            1,179
LOANS TO OFFICERS AND AFFILIATES .....................................       11,088
PROPERTY AND EQUIPMENT, net ..........................................      161,714           32,859
NON-COMPETE AND CONSULTING AGREEMENTS, net ...........................          200
DEFERRED TAX ASSET ...................................................           --
OTHER ASSETS .........................................................      167,895          (65,500)
ACQUIRED INTANGIBLE BROADCASTING ASSETS, net .........................    1,321,976          368,336
                                                                         ----------      -----------
   Total Assets ......................................................   $2,034,234      $   199,587
                                                                         ==========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ....................................................   $    5,207
 Income taxes payable ................................................           --
 Accrued liabilities .................................................       40,532
 Current portion of long-term liabilities-- ..........................
  Notes payable and commercial bank financing ........................       35,215
  Notes and capital leases payable to affiliates .....................        3,073
  Program contracts payable ..........................................       66,404      $     1,788
 Deferred barter revenues ............................................        4,273              350
                                                                         ----------      -----------
   Total current liabilities .........................................      154,704            2,138

LONG-TERM LIABILITIES:
  Notes payable and commercial bank financing ........................    1,022,934          196,673 (e)
  Notes and capital leases payable to affiliates .....................       19,500
  Program contracts payable ..........................................       62,408              776
  Deferred tax liability .............................................       24,092
  Other long-term liabilities ........................................        3,611
                                                                         ----------
   Total liabilities .................................................    1,287,249          199,587
                                                                         ----------      -----------
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES .......................        3,697               --
                                                                         ----------      -----------
COMMITMENTS AND CONTINGENCIES

COMPANY OBLIGATED MANDATORILY REDEEMABLE
 SECURITY OF SUBSIDIARY TRUST HOLDING SOLELY
 KDSM SENIOR DEBENTURES ..............................................      200,000               --
                                                                         ----------      -----------
STOCKHOLDERS' EQUITY:
  Series B Preferred Stock ...........................................           10
  Series D Convertible Exchangeable
   Preferred Stock ...................................................           35
  Series E Convertible Exchangeable Preferred Stock ..................           --
  Class A Common Stock ...............................................          137
  Class B Common Stock ...............................................          255
  Additional paid-in capital .........................................      552,949
  Additional paid-in capital-equity put options ......................       23,117
  Additional paid-in capital-deferred compensation ...................         (954)
  Accumulated deficit ................................................      (32,261)
                                                                         ----------
   Total stockholders' equity ........................................      543,288               --
                                                                         ----------      -----------
   Total Liabilities and Stockholders' Equity ........................   $2,034,234      $   199,587
                                                                         ==========      ===========

                                                                                                          CONSOLIDATED
                                                                                                          HISTORICAL,
                                                                                                           APRIL 1998
                                                                                                          COMMON STOCK
                                                                         APRIL 1998                       ISSUANCE AND
                                                                        COMMON STOCK                      SIGNIFICANT
                                                                         ISSUANCE(b)     MAX MEDIA(c)     ACQUISITIONS
                                                                       -------------- ------------------ -------------
                              ASSETS
CURRENT ASSETS:
 Cash, including cash equivalents ....................................                                    $       --
 Accounts receivable, net of allowance for doubtful accounts .........                                       123,018
 Current portion of program contract costs ...........................                   $     2,325          50,663
 Prepaid expenses and other current assets ...........................                                         4,673
 Deferred barter costs ...............................................                           640           4,945
 Refundable income taxes .............................................                                        10,581
 Deferred tax asset ..................................................                                         2,550
                                                                                                          ----------
   Total current assets ..............................................          --             2,965         196,430
PROGRAM CONTRACT COSTS, less current portion .........................                         2,182          43,970
LOANS TO OFFICERS AND AFFILIATES .....................................                                        11,088
PROPERTY AND EQUIPMENT, net ..........................................                        25,556         220,129
NON-COMPETE AND CONSULTING AGREEMENTS, net ...........................                                           200
DEFERRED TAX ASSET ...................................................                                            --
OTHER ASSETS .........................................................                       (12,817)         89,578
ACQUIRED INTANGIBLE BROADCASTING ASSETS, net .........................                       229,490       1,919,802
                                                                                         -----------      ----------
   Total Assets ......................................................  $       --       $   247,376      $2,481,197
                                                                        ==========       ===========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ....................................................                                    $    5,207
 Income taxes payable ................................................                                            --
 Accrued liabilities .................................................                                        40,532
 Current portion of long-term liabilities-- ..........................
  Notes payable and commercial bank financing ........................                                        35,215
  Notes and capital leases payable to affiliates .....................                                         3,073
  Program contracts payable ..........................................                         2,431          70,623
 Deferred barter revenues ............................................                         1,026           5,649
                                                                                         -----------      ----------
   Total current liabilities .........................................          --             3,457         160,299

LONG-TERM LIABILITIES:
  Notes payable and commercial bank financing ........................    (335,629)          242,183 (f)   1,126,161
  Notes and capital leases payable to affiliates .....................                                        19,500
  Program contracts payable ..........................................                         1,736          64,920
  Deferred tax liability .............................................                                        24,092
  Other long-term liabilities ........................................                                         3,611
                                                                                                          ----------
   Total liabilities .................................................    (335,629)          247,376       1,398,583
                                                                        ----------       -----------      ----------
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES .......................          --                --           3,697
                                                                        ----------       -----------      ----------
COMMITMENTS AND CONTINGENCIES

COMPANY OBLIGATED MANDATORILY REDEEMABLE
 SECURITY OF SUBSIDIARY TRUST HOLDING SOLELY
 KDSM SENIOR DEBENTURES ..............................................          --                --         200,000
                                                                        ----------       -----------      ----------
STOCKHOLDERS' EQUITY:
  Series B Preferred Stock ...........................................            (5)                              5
  Series D Convertible Exchangeable
   Preferred Stock ...................................................                                            35
  Series E Convertible Exchangeable Preferred Stock ..................                                            --
  Class A Common Stock ...............................................          80                               217
  Class B Common Stock ...............................................                                           255
  Additional paid-in capital .........................................     335,554                           888,503
  Additional paid-in capital-equity put options ......................                                        23,117
  Additional paid-in capital-deferred compensation ...................                                          (954)
  Accumulated deficit ................................................                                       (32,261)
                                                                                                          ----------
   Total stockholders' equity ........................................     335,629                --         878,917
                                                                        ------------     -----------      ----------
   Total Liabilities and Stockholders' Equity ........................  $       --       $   247,376      $2,481,197
                                                                        ============     ===========      ==========

                         SINCLAIR BROADCAST GROUP, INC.
               PRO FORMA CONSOLIDATED BALANCE SHEET -- (CONTINUED)
                             AS OF DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)




                                                                                                                CONSOLIDATED
                                                                          CONSOLIDATED                           HISTORICAL,
                                                                           HISTORICAL,                           APRIL 1998
                                                                           APRIL 1998                           COMMON STOCK
                                                                          COMMON STOCK                            ISSUANCE,
                                                                          ISSUANCE AND                           SIGNIFICANT
                                                                           SIGNIFICANT                          ACQUISITIONS
                                                                          ACQUISITIONS         MERGER(d)       AND THE MERGER
                                                                         --------------   ------------------   --------------
                              ASSETS
CURRENT ASSETS:
 Cash, including cash equivalents ....................................     $       --                            $       --
 Accounts receivable, net of allowance for doubtful accounts .........        123,018                               123,018
 Current portion of program contract costs ...........................         50,663        $   22,850              73,513
 Prepaid expenses and other current assets ...........................          4,673                                 4,673
 Deferred barter costs ...............................................          4,945                                 4,945
 Refundable income taxes .............................................         10,581                                10,581
 Deferred tax asset ..................................................          2,550                                 2,550
                                                                           ----------        ----------          ----------
   Total current assets ..............................................        196,430            22,850             219,280
PROGRAM CONTRACT COSTS, less current portion .........................         43,970            23,432              67,402
LOANS TO OFFICERS AND AFFILIATES .....................................         11,088                                11,088
PROPERTY AND EQUIPMENT, net ..........................................        220,129            39,723             259,852
NON-COMPETE AND CONSULTING AGREEMENTS, net ...........................            200                                   200
DEFERRED TAX ASSET ...................................................             --                                    --
OTHER ASSETS .........................................................         89,578                                89,578
ACQUIRED INTANGIBLE BROADCASTING ASSETS, net .........................      1,919,802         1,135,309           3,055,111
                                                                           ----------        ----------          ----------
   Total Assets ......................................................     $2,481,197        $1,221,314          $3,702,511
                                                                           ==========        ==========          ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ....................................................     $    5,207                            $    5,207
 Income taxes payable ................................................             --                                    --
 Accrued liabilities .................................................         40,532                                40,532
 Current portion of long-term liabilities-- ..........................
  Notes payable and commercial bank financing ........................         35,215                                35,215
  Notes and capital leases payable to affiliates .....................          3,073                                 3,073
  Program contracts payable ..........................................         70,623            24,944              95,567
 Deferred barter revenues ............................................          5,649                                 5,649
                                                                           ----------        ----------          ----------
   Total current liabilities .........................................        160,299            24,944             185,243
LONG-TERM LIABILITIES:
  Notes payable and commercial bank financing ........................      1,126,161           900,000 (g)       2,026,161
  Notes and capital leases payable to affiliates .....................         19,500                                19,500
  Program contracts payable ..........................................         64,920            22,710              87,630
  Deferred tax liability .............................................         24,092           173,660             197,752
  Other long-term liabilities ........................................          3,611                                 3,611
                                                                           ----------        ----------          ----------
   Total liabilities .................................................      1,398,583         1,121,314           2,519,897
                                                                           ----------        ----------          ----------
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES .......................          3,697                --               3,697
                                                                           ----------        ----------          ----------
COMMITMENTS AND CONTINGENCIES

COMPANY OBLIGATED MANDATORILY REDEEMABLE SECU-
 RITY OF SUBSIDIARY TRUST HOLDING SOLELY KDSM SENIOR
 DEBENTURES ..........................................................        200,000                --             200,000
                                                                           ----------        ----------          ----------
STOCKHOLDERS' EQUITY:
  Series B Preferred Stock ...........................................              5                                     5
  Series D Convertible Exchangeable Preferred Stock ..................             35                                    35
  Series E Convertible Exchangeable Preferred Stock ..................             --                                    --
  Class A Common Stock ...............................................            217                19                 236
  Class B Common Stock ...............................................            255                                   255
  Additional paid-in capital .........................................        888,503            99,981             988,484
  Additional paid-in capital-equity put options ......................         23,117                                23,117
  Additional paid-in capital-deferred compensation ...................           (954)                                 (954)
  Accumulated deficit ................................................        (32,261)                              (32,261)
                                                                           ----------        ----------          ----------
   Total stockholders' equity ........................................        878,917           100,000             978,917
                                                                           ----------        ----------          ----------
   Total Liabilities and Stockholders' Equity ........................     $2,481,197        $1,221,314          $3,702,511
                                                                           ==========        ==========          ==========

                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
                            (DOLLARS IN THOUSANDS)

(a) The Heritage Acquisition column reflects the assets and liabilities acquired in connection with the $630,000 purchase of Heritage. The Heritage Acquisition column gives effect to Sinclair's definitive agreements to sell radio stations KFXX-AM, KKSN-FM, and KKRH-FM serving the Portland, Oregon market, radio stations, WBBF-AM, WBEE-FM, WKLX-FM, and WQRV-FM serving the Rochester, New York market and television stations WPTZ-TV, WNNE-TV and WFFF-TV serving the Burlington, Vermont and Plattsburgh, New York markets (the "Dispositions"). Total acquired intangibles are calculated as follows:

                                                                                                HERITAGE
                                                                HERITAGE      DISPOSITIONS     ACQUISITION
                                                              ------------   --------------   ------------
Purchase Price ............................................                                    $  630,000
 Add:
   Liabilities acquired--
   Current portion of program contracts payable ...........    $   2,194        $  (406)            1,788
   Deferred barter revenues ...............................          676           (326)              350
   Long-term portion of program contracts payable .........          857            (81)              776
 Less:
   Assets acquired--
   Current portion of program contract costs ..............       (1,704)           242            (1,462)
   Deferred barter costs ..................................         (880)           302              (578)
   Program contract costs, less current portion ...........       (1,323)           144            (1,179)
   Property and equipment .................................      (45,840)        12,981           (32,859)
   Proceeds from sale of stations .........................                                      (228,500)
                                                                                               ----------
   Acquired intangibles ...................................                                    $  368,336
                                                                                               ==========

(b) To reflect the net  proceeds  to  Sinclair  of the April 1998  Common  Stock
    Issuance,   net  of  $13,871  underwriting  discounts  and  commissions  and estimated expenses and the application of the proceeds therefrom.

(c) The Max Media Acquisition column reflects the assets and liabilities acquired in connection with the $255,000 purchase of Max Media. The Max Media Acquisition is subject to a number of conditions customary for acquisitions of broadcasting properties. Total acquired intangibles are calculated as follows:

                                                                                               MAX MEDIA
                                                                                             ------------
     Purchase Price .....................................................                     $ 255,000
       Add:
        Liabilities acquired--
        Current portion of program contracts payable ....................                         2,431
        Deferred barter revenues ........................................                         1,026
        Long-term portion of program contracts payable ..................                         1,736
       Less:
        Assets acquired--
        Current portion of program contract costs .......................                        (2,325)
        Deferred barter costs ...........................................                          (640)
        Program contract costs, less current portion ....................                        (2,182)
        Property and equipment ..........................................                       (25,556)
                                                                                              ---------
        Acquired intangibles ............................................                     $ 229,490
                                                                                              =========


(d) The Merger column reflects the assets and liabilities acquired in connection with the $1,000,000 purchase of 100% of the outstanding capital stock of Sullivan Broadcast Holdings, Inc. and its subsidiaries. Included in the total purchase price is $100,000 of Sinclair Class A Common Stock (assuming closing price of $51 7/8 per share), which may be issued at the option of Sinclair pursuant to the Merger Agreement. The Merger is subject to a number of conditions customary for acquisitions of broadcasting properties. Total acquired intangibles are calculated as follows:

                                                                      MERGER
                                                                  -------------
     Purchase Price ...........................................    $1,000,000
       Add:
        Liabilities acquired--
        Current portion of program contracts costs ............        24,944
        Long-term portion of program contract costs ...........        22,710
        Deferred tax liability ................................       173,660
       Less:
        Assets acquired--
        Current portion of program contracts ..................       (22,850)
        Program contract costs, less current portion ..........       (23,432)
        Property and equipment ................................       (39,723)
                                                                   ----------
        Acquired intangibles ..................................    $1,135,309
                                                                   ==========


(e) To reflect indebtedness of $196,673 incurred in connection with the Heritage Acquisition as follows:

     Purchase Price ...........................................    $  630,000
       Less:
        Proceeds from dispositions ............................      (228,500)
        Deposits ..............................................       (65,500)
        Cash utilized .........................................      (139,327)
                                                                   ----------
        Indebtedness incurred .................................    $  196,673
                                                                   ==========


(f) To reflect $242,183 incurred (net of a $12,817 deposit) under the Bank Credit Agreement in connection with the Max Media Acquisition.

(g) To reflect $900,000 incurred (net of $100,000 of Sinclair Class A Common Stock, which may be issued at the option of Sinclair pursuant to the Merger Agreement) under the Bank Credit Agreement in connection with the Merger.

                         SINCLAIR BROADCAST GROUP, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                            RECENT FINANCINGS
                                                 ------------------------------------------------------------------------
                                                                                      JULY            COMMON AND
                                                  CONSOLIDATED       HYTOPS           NOTES            PREFERRED
                                                   HISTORICAL       ISSUANCE         OFFERING       STOCK OFFERINGS
                                                   ----------       --------         --------       ---------------
REVENUES:
 Station broadcast revenues, net of agency
  commissions ..................................   $471,228
 Revenues realized from station barter
  arrangements .................................     45,207
                                                   --------
  Total revenues ...............................    516,435              --               --                 --
                                                   --------              --               --                 --
OPERATING EXPENSES:
 Program and production ........................     92,178
 Selling, general and administrative ...........    106,084
 Expenses realized from barter arrangements          38,114
 Amortization of program contract costs and
  net realized value adjustments ...............     66,290
 Amortization of deferred compensation .........      1,636
 Depreciation and amortization of property
  and equipment ................................     18,040
 Amortization of acquired intangible assets,
  non-compete, consult, and other ..............     67,840       $     133 (f)     $    249 (g)
                                                   --------       ---------         --------
  Total operating expenses .....................    390,182             133              249                 --
                                                   --------       ---------         --------                 --
  Broadcast operating income (loss) ............    126,253            (133)            (249)                --
                                                   --------       ---------         --------                 --
OTHER INCOME (EXPENSE):
 Interest and amortization of debt discount
  expense ......................................    (98,393)          1,852 (i)       (1,734) (j)        16,857 (k)
 Subsidiary trust minority interest expense.....    (18,600)         (4,650)(o)
 Interest income ...............................      2,174
 Other income ..................................         54
                                                   --------
  Income (loss) before provision (bene-
   fit) for income taxes .......................     11,488          (2,931)          (1,983)            16,857
PROVISION (BENEFIT) FOR INCOME
 TAXES .........................................     15,984          (1,172) (q)        (793) (q)         6,743 (q)
                                                   --------       ---------         --------             ------
NET INCOME (LOSS) BEFORE
 EXTRAORDINARY ITEM ............................     (4,496)         (1,759)          (1,190)            10,114
EXTRAORDINARY ITEM .............................     (6,070)             --               --                 --
                                                   --------       ---------         --------             ------
NET INCOME (LOSS) ..............................   $(10,566)      $  (1,759)        $ (1,190)        $   10,114
                                                   ========       =========         ========         ==========
NET INCOME (LOSS) AVAILABLE TO
 COMMON SHAREHOLDERS ...........................   $(13,329)
                                                   ========
BASIC EARNINGS PER SHARE:
 Loss per share before extraordinary item
  available to common shareholders .............   $  (0.20)
                                                   ========
 Net income (loss) per share ...................   $  (0.37)
                                                   ========
 Average shares outstanding ....................     35,951
                                                   ========
DILUTED EARNINGS PER SHARE:
 Loss per share before extraordinary item
  available to common shareholders .............   $  (0.20)
                                                   ========
 Net income (loss) per share ...................   $  (0.37)
                                                   ========
 Average shares outstanding ....................     40,078
                                                   ========

                                                         RECENT FINANCINGS
                                                 ----------------------------------
                                                   TENDER OFFER       APRIL 1998
                                                   AND DECEMBER      COMMON STOCK
                                                  NOTES OFFERING       ISSUANCE      HERITAGE(a)   MAX MEDIA(b)
                                                 ---------------- ----------------- ------------- --------------
REVENUES:
 Station broadcast revenues, net of agency
  commissions ..................................                                     $72,383       $51,351
 Revenues realized from station barter
  arrangements .................................                                       3,996         5,362
                                                                                     -------       -------
  Total revenues ...............................           --                         76,379        56,713
                                                           --                        -------       -------
OPERATING EXPENSES:
 Program and production ........................                                      27,645        10,662
 Selling, general and administrative ...........                                      17,010        24,148
 Expenses realized from barter arrangements                                            3,474         2,334
 Amortization of program contract costs and
  net realized value adjustments ...............                                       1,974         5,546
 Amortization of deferred compensation .........                                                        --
 Depreciation and amortization of property
  and equipment ................................                                       4,246         4,713
 Amortization of acquired intangible assets,
  non-compete, consult, and other ..............                                      15,083         8,028
                                                                                     -------       -------
  Total operating expenses .....................           --                         69,432        55,431
                                                           --                        -------       -------
  Broadcast operating income (loss) ............           --                          6,947         1,282
                                                           --                        -------       -------
OTHER INCOME (EXPENSE):
 Interest and amortization of debt discount
  expense ......................................       (2,010)(l)       23,259 (m)    (5,940)       (6,078)
 Subsidiary trust minority interest expense.....                                                        --
 Interest income ...............................                                          --            --
 Other income ..................................                                       8,636         8,795
                                                                                     -------       -------
  Income (loss) before provision (bene-
   fit) for income taxes .......................       (2,010)          23,259         9,643         3,999
PROVISION (BENEFIT) FOR INCOME
 TAXES .........................................         (804)(q)        9,304 (q)     7,583            --
                                                       ------           ------       -------       -------
NET INCOME (LOSS) BEFORE
 EXTRAORDINARY ITEM ............................       (1,206)          13,955         2,060         3,999
EXTRAORDINARY ITEM .............................          (69)(r)           --            --
                                                       ------           ------       -------
NET INCOME (LOSS) ..............................   $   (1,275)       $  13,955       $ 2,060       $ 3,999
                                                   ==========        =========       =======       =======
NET INCOME (LOSS) AVAILABLE TO
 COMMON SHAREHOLDERS ...........................

BASIC EARNINGS PER SHARE:
 Loss per share before extraordinary item
  available to common shareholders .............

 Net income (loss) per share ...................

 Average shares outstanding ....................

DILUTED EARNINGS PER SHARE:
 Loss per share before extraordinary item
  available to common shareholders .............

 Net income (loss) per share ...................

 Average shares outstanding ....................

                                                                         CONSOLIDATED
                                                                         HISTORICAL,
                                                                      RECENT FINANCINGS,
                                                     ACQUISITION         SIGNIFICANT                       ACQUISITION
                                                     ADJUSTMENTS         ACQUISITIONS     SULLIVAN(c)      ADJUSTMENTS
                                                     -----------         ------------     -----------      -----------
REVENUES:
 Station broadcast revenues, net of agency
  commissions ..................................                         $  594,962        $ 120,124
 Revenues realized from station barter
  arrangements .................................                             54,565           17,650
                                                                         ----------        ---------
  Total revenues ...............................             --             649,527          137,774
                                                             --          ----------        ---------
OPERATING EXPENSES:
 Program and production ........................                            130,485           17,301
 Selling, general and administrative ...........         (5,870)(d)         141,372           28,319           (3,531)(d)
 Expenses realized from barter arrangements                                  43,922           16,999
 Amortization of program contract costs and
  net realized value adjustments ...............                             73,810           13,198
 Amortization of deferred compensation .........                              1,636               --
 Depreciation and amortization of property
  and equipment ................................          (909) (e)          27,908            9,464           (2,382)(e)
 Amortization of acquired intangible assets,
  non-compete, consult, and other ..............         10,220 (h)         101,553           32,756            6,878 (h)
                                                         ------          ----------        ---------           ------
  Total operating expenses .....................          5,259             520,686          118,037              965
                                                         ------          ----------        ---------           ------
  Broadcast operating income (loss) ............         (5,259)            128,841           19,737             (965)
                                                         ------          ----------        ---------           ------
OTHER INCOME (EXPENSE):
 Interest and amortization of debt discount
  expense ......................................        (34,226) (n)       (106,413)         (40,711)         (25,251) (n)
 Subsidiary trust minority interest expense.....                            (23,250)              --
 Interest income ...............................           (280)(p)           1,894               --
 Other income ..................................                             17,485               12
                                                                         ----------        ---------
  Income (loss) before provision (bene-
   fit) for income taxes .......................        (39,765)             18,557          (20,962)         (26,216)
PROVISION (BENEFIT) FOR INCOME
 TAXES .........................................        (15,906) (q)         20,939           (5,488)         (10,486) (q)
                                                        -------          ----------        ---------          -------
NET INCOME (LOSS) BEFORE
 EXTRAORDINARY ITEM ............................        (23,859)             (2,382)         (15,474)         (15,730)
EXTRAORDINARY ITEM .............................             --              (6,139)              --               --
                                                        -------          ----------        ---------          -------
NET INCOME (LOSS) ..............................   $    (23,859)         $   (8,521)       $ (15,474)    $    (15,730)
                                                   ============          ==========        =========     ============
NET INCOME (LOSS) AVAILABLE TO
 COMMON SHAREHOLDERS ...........................                         $  (18,871)
                                                                         ==========
BASIC EARNINGS PER SHARE:
 Loss per share before extraordinary item
  available to common shareholders .............                         $    (0.27)
                                                                         ==========
 Net income (loss) per share ...................                         $    (0.40)
                                                                         ==========
 Average shares outstanding ....................                             47,142 (s)
                                                                         ==========
DILUTED EARNINGS PER SHARE:
 Loss per share before extraordinary item
  available to common shareholders .............                         $    (0.27)
                                                                         ==========
 Net income (loss) per share ...................                         $    (0.40)
                                                                         ==========
 Average shares outstanding ....................                             48,583 (s)
                                                                         ==========

                                                    CONSOLIDATED
                                                    HISTORICAL,
                                                       RECENT
                                                     FINANCINGS,
                                                    SIGNIFICANT
                                                    ACQUISITIONS
                                                    AND SULLIVAN
                                                    ------------
REVENUES:
 Station broadcast revenues, net of agency
  commissions ..................................    $ 715,086
 Revenues realized from station barter
  arrangements .................................       72,215
                                                    ---------
  Total revenues ...............................      787,301
                                                    ---------
OPERATING EXPENSES:
 Program and production ........................      147,786
 Selling, general and administrative ...........      166,160
 Expenses realized from barter arrangements            60,921
 Amortization of program contract costs and
  net realized value adjustments ...............       87,008
 Amortization of deferred compensation .........        1,636
 Depreciation and amortization of property
  and equipment ................................       34,990
 Amortization of acquired intangible assets,
  non-compete, consult, and other ..............      141,187
                                                    ---------
  Total operating expenses .....................      639,688
                                                    ---------
  Broadcast operating income (loss) ............      147,613
                                                    ---------
OTHER INCOME (EXPENSE):
 Interest and amortization of debt discount
  expense ......................................     (172,375)
 Subsidiary trust minority interest expense.....      (23,250)
 Interest income ...............................        1,894
 Other income ..................................       17,497
                                                    ---------
  Income (loss) before provision (bene-
   fit) for income taxes .......................      (28,621)
PROVISION (BENEFIT) FOR INCOME
 TAXES .........................................        4,965
                                                    ---------
NET INCOME (LOSS) BEFORE
 EXTRAORDINARY ITEM ............................    $ (33,586)
EXTRAORDINARY ITEM .............................       (6,139)
                                                    ---------
NET INCOME (LOSS) ..............................    $ (39,725)
                                                    =========
NET INCOME (LOSS) AVAILABLE TO
 COMMON SHAREHOLDERS ...........................    $ (50,075)
                                                    =========
BASIC EARNINGS PER SHARE:
 Loss per share before extraordinary item
  available to common shareholders .............    $   (0.90)
                                                    =========
 Net income (loss) per share ...................    $   (1.02)
                                                    =========
 Average shares outstanding ....................       49,070 (t)
                                                    =========
DILUTED EARNINGS PER SHARE:
 Loss per share before extraordinary item
  available to common shareholders .............    $   (0.90)
                                                    =========
 Net income (loss) per share ...................    $   (1.02)
                                                    =========
 Average shares outstanding ....................       50,511 (t)
                                                    =========

                         SINCLAIR BROADCAST GROUP, INC.
             NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

(a) The Heritage column reflects the results of operations for for the period from January 1, 1997 to December 31, 1997, less television and radio stations Sinclair has definitive agreements to sell. These dispositions include the Portland, Oregon and Rochester, New York radio stations and the Burlington, Vermont and Plattsburgh, New York television stations.

(b) The Max Media column reflects the results of operations for Max Media for the period from January 1, 1997 to December 31, 1997. Included within "other income" is a one time gain on station sales of approximately $8,500.

(c) The Merger column reflects the results of operations for Sullivan for the period from January 1, 1997 to December 31, 1997.

(d) To adjust operating expenses for corporate overhead (net of integration costs Sinclair anticipates incurring as a result of the Significant Acquisitions and the Merger) which Sinclair does not expect to incur upon consummation of the Heritage Acquisition, Max Media Acquisition and the Merger on a going-forward basis.

(e) To record depreciation expense related to acquired tangible assets and eliminate depreciation expense recorded by Heritage, Max Media, and Sullivan from January 1, 1997 to December 31, 1997. Tangible assets are to be depreciated over lives ranging from three to 20 years, calculated as follows:

                                                                                               YEAR ENDED
                                                                                            DECEMBER 31, 1997
                                                                              ---------------------------------------------
                                                                                SIGNIFICANT
                                                                               ACQUISITIONS      SULLIVAN         TOTAL
                                                                              --------------   ------------   -------------
   Depreciation expense on acquired tangible assets .......................      $  9,868        $  7,082       $  16,950
   Less: Depreciation expense recorded by Heritage, Max Media and Sullivan         (8,959)         (9,464)        (18,423)
                                                                                 --------        --------       ---------
   Pro forma adjustment ...................................................      $    909        $ (2,382)      $  (1,473)
                                                                                 ========        ========       =========


(f) To record amortization expense on other assets that relate to the HYTOPS Issuance for one year ($7,677 over 12 years).


   Amortization expense on other assets ...............                                                            $  640
   Amortization expense recorded by Sinclair ..........                                                              (507)
                                                                                                                   ------
   Pro Forma adjustment ...............................                                                            $  133
                                                                                                                   ======


(g) To record amortization expense on other assets that relate to the July 1997 Notes Issuance for one year ($4,766 over 10 years).




   Amortization expense on other assets ...............                                                            $  477
   Amortization expense recorded by Sinclair ..........                                                              (228)
                                                                                                                   ------
   Pro Forma adjustment ...............................                                                            $  249
                                                                                                                   ======


(h) To record amortization expense related to acquired intangible assets and deferred financing costs and eliminate amortization expense recorded by Heritage, Max Media and Sullivan from January 1, 1997 to December 31, 1997. Intangible assets are to be amortized over lives ranging from one to 40 years, calculated as follows:





                                                                                               YEAR ENDED
                                                                                           DECEMBER 31, 1997
                                                                              --------------------------------------------
                                                                                SIGNIFICANT
                                                                               ACQUISITIONS      SULLIVAN         TOTAL
                                                                              --------------   ------------   ------------
   Amortization expense on acquired intangible assets .....................     $  33,331       $  39,634      $  72,965
   Less: Amortization expense recorded by Heritage, Max Media and Sullivan        (23,111)        (32,756)       (55,867)
                                                                                ---------       ---------      ---------
   Pro forma adjustment ...................................................     $  10,220       $   6,878      $  17,098
                                                                                =========       =========      =========

(i) To record the net interest expense reduction for the year ended December 31, 1997 related to the application of the HYTOPS Issuance proceeds to the outstanding balance under the revolving credit facility under the Bank Credit Agreement offset by an increase in commitment fees for the available but unused portion of the revolving credit facility.



   Interest on adjusted borrowings on the revolving credit facility for the period from
     January 1, 1997 to March 5, 1997 ...................................................                        $  2,865
   Commitment fee on available but unused borrowings of $250,000 for five months and
     $675,000 for seven months of revolving credit facility at 1/2 of 1%.................                          (2,490)
   Commitment fee on available borrowings recorded by Sinclair ..........................                           1,477
                                                                                                                 --------
   Pro forma adjustment .................................................................                        $  1,852
                                                                                                                 ========

(j) To record the net interest expense reduction related to the application of the net proceeds of the July 1997 Debt Issuance to repay borrowings under the Bank Credit Agreement for the period from January 1, 1997 to June 27, 1997 offset by an increase in interest expense for the July 1997 Notes Issuance ($200,000 at 9%) net of interest recorded by Sinclair.

(k) To record the interest expense reduction of $16,857 related to the application of the net proceeds of the 1997 Common Stock Issuance and the 1997 Preferred Stock Issuance to repay borrowings under the Bank Credit Agreement for the period from January 1, 1997 to September 17, 1997.

(l) To record adjustments related to the December 1997 Notes Issuance ($250,000 at 8.75%) and the Debt Repurchase as follows:

     Interest Adjustments:
        Interest on December Debt Issuance for one year ..................................    $ 21,875
        Interest recorded on the 1993 Notes ..............................................      (9,646)
        Interest recorded on the December Debt Issuance ..................................        (911)
        Interest expense reduction related to the application of the net proceeds from the
         December Debt Issuance ..........................................................      (9,688)
                                                                                              --------
                                                                                                 1,630
                                                                                              --------
     Amortization Adjustments:
        Amortization of deferred financing costs and debt discount .......................         678
        Amortization recorded by Sinclair ................................................        (298)
                                                                                              --------
                                                                                                   380
                                                                                              --------
        Pro forma adjustment .............................................................    $  2,010
                                                                                              ========

(m) To record the interest expense reduction of $24,937 related to the application of the proceeds of the April 1998 Common Stock Issuance to repay borrowings under the Bank Credit Agreement offset by the increase in commitment fees of $1,678.

(n) To record interest expense for the year ended December 31, 1997 on acquisition financing relating to Heritage, Max Media and Sullivan of $401,500, $242,183 and $900,000 (under Sinclair's Bank Credit Agreement at 7.43%), and eliminate interest expense recorded.

                                                                                                 YEAR ENDED
                                                                                              DECEMBER 31, 1997
                                                                              -------------------------------------------------
                                                                                SIGNIFICANT
                                                                               ACQUISITIONS       SULLIVAN           TOTAL
                                                                              --------------   --------------   ---------------
      Interest expense adjustment as noted above ..........................     $  (46,244)      $  (65,962)      $  (112,206)
      Less: Interest expense recorded by Heritage, Max Media and Sullivan .         12,018           40,711            52,729
                                                                                ----------       ----------       -----------
      Pro forma adjustment ................................................     $  (34,226)      $  (25,251)      $   (59,477)
                                                                                ==========       ==========       ===========

(o) To record subsidiary trust minority interest expense for the year ended December 31, 1997 ($200,000 aggregate liquidation value of HYTOPS at 11.625%).

     Subsidiary trust minority interest expense ...........................    $  23,250
     Subsidiary trust minority interest expense recorded by Sinclair ......      (18,600)
                                                                               ---------
     Pro Forma adjustment .................................................    $   4,650
                                                                               =========

(p) To eliminate interest income for the year ended December 31, 1997 on proceeds from the December 1997 Notes Issuance due to assumed utilization of excess cash for the Significant Acquisitions and the Merger.

(q)  To record tax provision (benefit) at the applicable tax rates.

(r) To record an increase in the extraordinary loss, net of the tax effect related to the Debt Repurchase and the write-off of the deferred financing costs related to the 1993 Notes.

(s) Weighted average shares outstanding on a pro forma basis assumes that the 4,345,000 shares of Sinclair Class A Common Stock issued in the 1997 Common Stock Issuance, 6,000,000 shares of Class A Common Stock issued in the April 1998 Common Stock Issuance and 2,030,187 shares of Sinclair Class A Common Stock issued upon conversion of approximately 558,302 shares of Series B Preferred Stock that were sold by certain selling stockholders at the time of the April 1998 Common Stock Issuance were outstanding as of the beginning of the period.

(t) Weighted average shares outstanding on a pro forma basis assumes that 1,927,711 shares of Sinclair Class A Common Stock issuable at the option of Sinclair pursuant to the Merger Agreement (assuming a closing price of $51 7/8 per share at time of issuance) were outstanding as of the beginning of the period.

                             BUSINESS OF SULLIVAN


OVERVIEW

     All of the outstanding capital stock of Act III Broadcasting, Inc., a Delaware corporation ("Act III"), was acquired by A-3 Acquisition, Inc., a
Delaware corporation ("A-3"), on January 4, 1996 (the "Acquisition"). As described further below, Sullivan Broadcasting Company, Inc. is the successor by merger to A-3 and Act III.

     Sullivan Broadcast Holdings, Inc., a Delaware corporation, formerly known as A-3 Holdings, Inc. ("Holdings"), and its wholly-owned subsidiary, A-3, were formed by ABRY Broadcast Partners II, L.P. ("ABRY") to acquire all of the outstanding stock of Act III pursuant to a stock purchase agreement dated as of June 19, 1995 (as amended, the "Stock Purchase Agreement") by and among A-3, Act III, Act III Communications, Inc. and certain other stockholders of Act III. Upon the consummation of such Acquisition, A-3 merged (the "Act III Merger") with Act III, with Act III surviving such Merger (the "Surviving Company"). In the Act III Merger, the name of the Surviving Company was changed from Act III Broadcasting, Inc. to Sullivan Broadcasting Company, Inc. ("SBC"). Holdings currently owns 100% of the outstanding capital stock of SBC.

     References to "Sullivan" refer to Sullivan Broadcast Holdings, Inc.


SULLIVAN

     Sullivan owns, operates and/or programs 10 television stations affiliated with the Fox Broadcasting Co. ("Fox") (collectively, the "Fox Stations"), one television station affiliated with the American Broadcasting Companies, Inc. ("ABC") (the "ABC Station"), one low power television station affiliated with the United Paramount Network ("UPN") (collectively, "the Owned Stations") and two independent television stations that Sullivan programs under Local Marketing Agreements ("LMA"), also referred to as the Time Brokerage Agreements, (collectively, the "Stations"). With its 10 owned Fox affiliates, Sullivan is one of the largest owners of Fox-affiliated stations in the United States. During 1997, four of the 10 Fox affiliated stations also received programming from UPN under secondary affiliation agreements, while the two stations programmed pursuant to LMAs remained primary UPN affiliates. In addition, Sullivan operates the only U.S. television station to broadcast Fox programming into the Toronto, Ontario market (WUTV). The following are the Stations and their respective markets:

                               PRIMARY/SECONDARY


       STATION                            MARKET                     AFFILIATION
       -------                            ------                     -----------

  OWNED STATIONS
  WUTV ..............   Buffalo, NY/Toronto, Ontario                Fox
  WZTV ..............   Nashville, TN                               Fox
  KOKH ..............   Oklahoma City, OK                           Fox
  WXLV ..............   Greensboro/Winston Salem/High Point, NC     ABC
  WRGT ..............   Dayton, OH                                  Fox/UPN
  WVAH ..............   Charleston/Huntington, WV                   Fox/UPN
  WRLH ..............   Richmond, VA                                Fox
  WUHF ..............   Rochester, NY                               Fox/UPN
  WTAT ..............   Charleston, SC                              Fox
  WMSN ..............   Madison, WI                                 Fox
  WPNY ..............   Utica, NY                                   UPN
  WFXV ..............   Utica, NY                                   Fox
  LMA STATIONS
  WUPN ..............   Greensboro/Winston Salem/High Point, NC     UPN
  WUXP ..............   Nashville, TN                               UPN


     Sullivan selected and acquired the Stations based on the size and growth of their respective markets and their broadcast revenues, number of competitors, retail sales and programming inventory, as well as availability of other programming in the market. Specifically, Sullivan sought and acquired independent stations in designated market area ("DMA") markets ranked generally between 30 and 100. See "Ratings." Each of the Stations broadcast over-the-air and transmit over the cable systems operating within its market. Approximately 68%, in the aggregate, of the television households within the Stations' U.S. markets are served by cable.

STRATEGY

     Sullivan's  selective  acquisition  of  strong,   independent  stations  in
medium-sized markets, combined with its experienced management, has provided Sullivan with a strong market niche in television broadcasting. Sullivan's strategy is centered upon the following:

     Operate in Markets with Limited Competition. In seven of Sullivan's eleven markets, Sullivan competed against only three or fewer other commercial television stations as set forth in the Nielsen Station Index dated November 1997. As a result, Sullivan believes it achieves higher advertising revenues and lower programming costs due to less competition for programming, viewers and advertising sales. In addition, since there are four major commercial networks (ABC, CBS, NBC and Fox), Sullivan believes that should there be network affiliation changes within any market, Sullivan would not be left without a major network affiliation in such market even if its present affiliation was terminated. In six of Sullivan's ten markets, Sullivan's Station is the only viable commercial UHF station. Therefore, in the event of regulatory changes allowing common ownership of VHF and UHF stations in the same market, Sullivan's UHF station may be a part of any combination of UHF and VHF stations in such market, either by virtue of Sullivan's acquiring a VHF station or selling its UHF station.

     Develop Programming Franchises and Station Identities. In order to maximize its share of advertising revenues in each of its markets, Sullivan seeks to create distinctive identities for each of the Stations by developing programming franchises targeted to specific demographic groups which Sullivan believes are attractive to its advertising clients. Both Fox and UPN provide programming which is designed to attract young adults, teens and children. Sullivan also seeks to improve its ratings among key demographic groups by broadcasting high quality off-network and first-run syndicated programming. With respect to non-network programming, Sullivan focuses on acquiring cost efficient programs which provide good ratings and, therefore, high advertising revenues, relative to the cost per show. Independent and Fox-affiliated stations are typically the largest consumers of syndicated programming. Therefore, because Sullivan's Fox-affiliated stations are predominantly in markets without a competing commercial independent station, there is little or no competition for the purchase of such programming in such markets, which Sullivan believes results in lower costs for such programming.

     Pursue In-Market LMAs and Acquisitions. In its existing markets, Sullivan believes that it can attain significant growth in its share of market revenues and in operating cash flow through the utilization of LMAs and, if current law is changed to allow ownership of more than one television station in a market, through acquisitions. There can be no assurance that there will be any such change in law. By programming more than one station in a market, Sullivan believes it will be able to increase its revenues by attracting new advertisers and increasing its share of existing customers' advertising budgets by offering attractive sales packages that combine the programming strengths and commercial inventories of both stations. In addition, Sullivan believes it will be able to realize economies of scale in marketing, programming, overhead and capital expenditures. Sullivan currently programs television stations in the Greensboro/Winston Salem/High Point, North Carolina market (WUPN) and in the Nashville, Tennessee market (WUXP) under LMAs (the "WUPN LMA" and the "WUXP LMA", respectively). Sullivan will consider acquisitions that would help to further diversify revenues and operating cash flow. Sullivan will seek television stations which operating performance management believes it can improve through the application of its business strategies.

     Emphasize Local Sales. Sullivan's advertising sales strategy centers upon increasing its sales of local, and in the case of WUTV, Canadian, advertising. As compared to revenues from national advertising, revenues from local advertising generally are more stable and, due to a lower cost of sales, more prof-itable. Sullivan seeks both to attract new advertisers to television and to increase the amount of advertising by existing local advertisers by operating experienced local sales forces with strong community ties, producing commercials for local clients and targeting small businesses with potential for growth. From 1993 through 1997, the percentage of Sullivan's total gross advertising revenues from local sales increased from 55.6% to 59.6%.

     Maximize Group Efficiencies. With operations presently in ten markets, Sullivan has been and will continue to achieve certain efficiencies with respect to programming purchases, advertising sales and operating costs. In addition, group marketing ad sales enable each Station to expand its base of advertisers and to obtain attractive terms from national sales representatives. See "Advertising Sales." Sullivan controls overall operating costs by maintaining a centralized corporate management structure, which provides programming, financial and marketing support to each Station.

     Capitalize on Changes in Method of Audience Measurement. A.C. Nielsen Co. uses one of two methods to measure a television station's actual viewership. In larger DMAs, ratings are determined by a combination of meters connected directly to selected television sets and periodic surveys ("Sweeps" or "Ratings Periods") of television viewers through a manual diary system. In smaller DMAs, only periodic surveys are completed. Typically, viewership of Fox affiliates and independent stations is under-reported in "diary markets" because members of the target audience of these stations (children, teens and young adults) do not, on a regular basis, maintain an accurate diary of the programs they watch as well as older viewers. A switch from diary measurement to metered measurement in a market generally results in a significant increase in reported viewership for Fox affiliates and independent stations. Nielsen has announced that it is in the process of converting diary markets to metered markets, generally in order of market size. Metering commenced in Nashville in July 1997 and in the Greensboro/Winston- Salem/High Point markets in April 1998. As a result of this switch, Sullivan has experienced a significant increase in reported viewership for its Nashville stations.

PROGRAMMING

     Fox provides each Fox Station with approximately 15 hours of prime-time programming per week, including Melrose Place, King of the Hill, The Simpsons and The X-Files. In addition, Fox provides each Fox Station with approximately 25 hours per week of non-prime time programming, including National Football League games, National Hockey League games, Major League Baseball and children's programming via the Fox Children's Network ("FCN"). ABC provides the ABC station with approximately 22 hours of prime-time programming and approximately 35 hours of non-prime-time programming per week. Prime-time programming provided by ABC includes Monday Night Football, Home Improvement, The Drew Carey Show and NYPD Blue, while non-prime-time programming includes Good Morning America, ABC World News Tonight, ABC College Football and All My Children.

     Sullivan, through its affiliation with FCN, acquires television programming for children, including animated programs, for broadcast on the Fox Stations. Each of the Fox Affiliation Agreements (as defined, see "Network Affiliation Agreements") includes the right to broadcast FCN programs, generally for morning and afternoon children's programming. Sullivan believes FCN programs have been successful in these periods, thereby increasing the Fox Station's overall ratings. Sullivan also broadcasts Disney animated programming for children on some of its Stations.

     Sullivan has secondary affiliation agreements with UPN for a five-year term ending on January 15, 2000, pursuant to which UPN may provide up to 10 hours (and is currently providing six hours) of prime-time quality programming per week. Such secondary UPN Affiliates are WRGT (Dayton), WVAH (Charleston/Huntington) and WUHF (Rochester). In Nashville (WUXP), Greensboro/Winston-Salem/Highpoint (WUPN) and Utica (WPNY), Sullivan has primary UPN affiliation agreements.

     Non-network programming hours at the Stations are programmed with a mix (customized for each market) of syndicated off-network reruns and first-run shows, movies, sports, talk shows, and other entertainment programs. In 1997, WTAT (Charleston), WRLH (Richmond), WZTV (Nashville) and WUHF (Rochester) were the four Fox Stations broadcasting local newscasts. WTAT and WRLH's newscasts are produced by the CBS and NBC affiliated stations, respectively, in those markets, WZTV's newscast is produced by the Nashville ABC affiliate, and WUHF's newscast, which launched in December 1997 is self produced. WXLV, being an ABC affiliate, broadcasts daily local news programming in the morning, early evening and at 11 p.m.

     Non-network programming is purchased by the Stations from various program suppliers such as Paramount Communications, Inc., Time Warner Entertainment
Company, L.P., Twentieth Century Fox Film Corporation, Sony Pictures Entertainment, Inc., and The Walt Disney Company. Sullivan believes it has been able to improve its ratings among key demographic groups due to the availability of high quality off-network and first-run syndicated programming. UPN and Fox-affiliated stations are the largest consumers of syndicated programming which, based on there not being additional competing commercial independent stations in most of Sullivan's markets, results in there being less competition for the purchase of syndicated programming.

     Sullivan's agreements for programming, other than that received from Fox, ABC and UPN, typically have a four to five-year license term with payments generally made over the same term. Such agreements are either licensed for cash only, barter only or a combination of cash and barter. Under a barter agreement, in exchange for the right to air the program, the program supplier retains a percentage of the advertising time as consideration for telecasting rights for the program, which it then sells for its own account, and Sullivan retains the remainder of the advertising units in the program.

NETWORK AFFILIATION AGREEMENTS

     Fox.  Each of the  Fox  Stations  is  affiliated  with  Fox  pursuant  to a substantially identical affiliation agreement (the "Fox Affiliation Agreements"). Each Fox Affiliation Agreement provides the specified Fox Station with the right to broadcast all programs transmitted by Fox, including NFL football, NHL hockey, Major League Baseball and FCN programming. The amount of programming provided by Fox to its affiliates has increased from a total of five hours on two nights per week in July 1987 to 40 hours on seven days and nights per week (including 15 hours of prime-time programming) in 1997. Fox prime-time programming is intended to appeal to a target audience of 18 to 49 year old adults. In exchange for the right to broadcast its programs, Fox has the right to sell nationally approximately 60% of the advertising inventory in such network programs and to retain the advertising revenues from the sale of that time. The Fox Stations are entitled to sell the remainder of the advertising time and retain the associated advertising revenues.

     Each Fox Affiliation Agreement is for a term ending on July 15, 1998, except for WUTV's and WFXV's Fox Affiliation Agreements, which end on December 1, 1998 and October 3, 1998, respectively. Each Fox Affiliation Agreement is renewable for five years at the discretion of Fox and upon acceptance by the specified Fox Station. The Fox Affiliation Agreement for each Fox Station may be terminated generally: (a) by Fox upon (i) a material change in such Fox Station's transmitter location, power, frequency, programming format or hours of operation, with 30 days written notice, (ii) acquisition by Fox of a television station in the same market, with 60 days written notice, (iii) assignment or attempted assignment by such Fox Station of the Fox Affiliation Agreement in a manner contrary to the terms thereof, with 30 days written notice, (iv) three or more unauthorized preemption's of Fox programming within a 12-month period, with 30 days written notice, or (v) failure by Fox and such Fox Station to agree upon retransmission consent terms or "must carry" status with respect to cable television companies, with 30 days written notice; or (b) by either Fox or such Fox Station upon occurrence of a force majeure event which substantially interrupts Fox's ability to provide programming or such Fox Station's ability to broadcast the programming.

     ABC. WXLV entered into a 10-year affiliation agreement with ABC (the "ABC Affiliation Agreement") on March 23, 1995. Under the ABC Affiliation Agreement, WXLV has the right to broadcast all programs transmitted by ABC. In exchange for ABC network provided programming, ABC has the right to sell nationally (and retain the revenues therefrom) approximately 50% of the advertising time for non-primetime network provided programming, and 70% of the advertising time for network provided primetime programming. The ABC Station sells the remainder of the advertising time and retains the revenues therefrom. WXLV is compensated by ABC depending on the quantity of network programming it airs "in pattern" (i.e., within ABC prescribed time-periods). The ABC Affiliation Agreement provides for annual network compensation payments of $350,000.

     The ABC Affiliation Agreement may be terminated by ABC upon (i) a material change in the ABC Station's transmitter location, power, frequency, programming format or hours of operation, with 30 days written notice; (ii) an assignment or attempted assignment by the ABC Station in a manner contrary to the terms thereof, with 30 days written notice; or (iii) unauthorized preemptions of ABC programming which exceed 50 half-hours per year, after receiving written notice of such unacceptable preemptions from ABC and failing to comply within 90 days after such notice.

     UPN. WRGT, WVAH and WUHF maintain secondary affiliation agreements with UPN, and WUXP, WUPN and WPNY have primary affiliation agreements (all hereinafter collectively referred to as the "UPN Affiliation Agreements"). UPN provides six hours of primetime quality programs (two hours per night for three nights per week), including the newest Star Trek series - Star Trek: Voyager. The secondary UPN Affiliation Agreements are for five years through January 15, 2000, and permit UPN to provide up to 10 hours of primetime quality programming per week over its term.

ADVERTISING SALES

     General. Television station revenues are primarily derived from local, national and, in the case of WUTV, from Canadian advertising. Advertising rates are based upon a program's popularity among the viewers time sold (see "Ratings"), the number of advertisers competing for available time, the size and demographic composition of the respective daypart desired and the availability of alternative advertising media in the market area. Declines in advertising budgets, particularly in recessionary periods, adversely affect the broadcast industry, and as a result may contribute to a decrease in the revenues of broadcast television stations. Sullivan seeks to manage its advertising spot inventory efficiently and effectively in order to maximize advertising revenues and the return on programming costs. Subject to availability, Stations can sell advertising time up to 52 weeks in advance. Sullivan's advertising sales strategy centers upon increasing its sales of local advertising. As compared to revenues from national advertising, revenues from local advertising are generally more stable and, due to a lower cost of sales, more profitable. From 1993 through 1997, the percentage of Sullivan's total gross advertising revenues from local sales increased from 55.6% to 59.6%. National Sales. Approximately 40.4% of Sullivan's total gross advertising revenues in 1997 came from national advertisers. Typical national advertisers include General Mills, Inc., Hasbro, Inc. and General Motors Corporation. Sullivan can provide advertising time on all of the Stations to national advertisers, offering bulk buying power and an attractive geographic and demographic package to such sponsors. National advertising time is sold through representation agencies retained by Sullivan. All of the Stations except WUHF are currently represented by Seltel, Inc. ("Seltel") pursuant to substantially identical agreements. Sullivan believes that the representation of its Stations by the same agency increases Sullivan's ability to effectively sell national advertising. Blair Television currently represents WUHF as its exclusive national sales representative under an agreement that is scheduled to expire one year from notice of cancellation by WUHF.

     Local Sales. Approximately 59.6% of the Stations gross advertising revenues in 1997 came from local advertisers. Typical local advertisers include car dealerships, retail stores and restaurants. Sullivan seeks to both attract new advertisers to television and to increase the amount of advertising by existing local advertisers by operating experienced local sales forces with strong community ties, producing commercials for local clients and targeting small businesses with potential for growth. Local advertising time is sold by account executives at each Station. Sullivan places a strong emphasis on the size and experience of its local sales staff and maintains a comprehensive, on- going training program for account executives and managers and utilizes performance-based compensation plans and sales contests. In addition, Sullivan strives to increase local advertising by increasing the Stations' presence in their respective local communities through participation in various co-promotions with community businesses, such as sponsorship of children's expos, children's clubs and other high-profile promotional tie-ins.


SULLIVAN'S TELEVISION STATIONS

     The following table sets forth general information for each of the Stations as of November 30, 1997 unless otherwise noted:

                                    APPROXIMATE        MARKET
                       MARKET          MARKET        TELEVISION
      STATION          DMA(1)           AREA         POPULATION
      -------          ------           ----         ----------
WUTV ..............      39(6)  Buffalo, NY          1,577,000
                                Toronto, Ontario     5,912,000
WZTV/WUXP .........      33     Nashville, TN        1,918,000
KOKH ..............      44     Oklahoma City, OK    1,477,000
WXLV/WUPN .........      46     Greensboro/          1,376,000
                                Winston Salem/
                                High Point, NC
WRGT ..............      53     Dayton, OH           1,277,000
WVAH ..............      56     Charleston/          1,232,000
                                Huntington, WV
WRLH ..............      59     Richmond, VA         1,144,000
WUHF ..............      74     Rochester, NY          923,000
WMSN ..............      84     Madison, WI            785,000
WTAT ..............     109     Charleston, SC         601,000
WFXV/WPNY .........     166     Utica, NY              242,000

                                         TOTAL       WEEKLY
                       COMMERCIAL     COMMERCIAL     EVENING      DATE OF
                      BROADCASTERS   BROADCASTERS   RATINGS/   ACQUISITION/    CHANNEL
      STATION        HOUSEHOLDS(2)     IN MARKET      SHARE         LMA       NUMBER(5)
      -------        -------------     ---------      -----         ---       ---------
WUTV ..............      633,000           5           2/5          6/90         29
                       2,174,000          12
WZTV/WUXP .........      783,000           5           3/8          6/88         17
                                                       2/4          2/96         30
KOKH ..............      587,000           5           3/7          2/98         25
WXLV/WUPN .........      568,000           6           2/8         12/86         45
                                                       1/3          7/96         48
WRGT ..............      503,000           4           2/6          2/88         45
WVAH ..............      483,000           4           2/6          2/88         11
WRLH ..............      461,000           4           3/8          9/88         35
WUHF ..............      367,000           4           3/9          3/89         31
WMSN ..............      313,000           4          3/12          7/96         47
WTAT ..............      224,000           5           2/7         11/87         24
WFXV/WPNY .........       96,000           3           2/5          7/96         33
                                                       1/2          7/96         11

----------
Source -- The November 1997 Nielsen Station Index (other than information with respect to Toronto).

(1) DMA is defined by A.C. Nielsen Co. ("Nielsen") as a station's "designated market area".

(2) Each of the Stations broadcasts over-the-air and is carried on cable systems operating within its market. Approximately 68%, in the aggregate, of the television households within the Stations' markets are served by cable.

(3) Total number of commercial broadcast television stations, including the Stations, designated by Nielsen as "local" to the DMA delivering at least 1% of the 7:00 a.m. to 1:00 a.m., Sunday through Saturday audiences. As used throughout this Form 10-K report, references to the number of independent stations in a DMA exclude public television stations and other stations that are not reportable stations.

(4) Represents average share in the market from 7:00 a.m. to 1:00 a.m., daily, Sunday through Saturday as estimated by Nielsen for the most recent rating period ended November 1996. The ratings and shares shown are statistical estimates.

(5) Each of the Stations, other than WVAH and WPNY, broadcast on the UHF band and consequently have not been assigned channel numbers above 2 through 13, which are reserved for VHF transmission. WVAH and WPNY broadcast on the VHF band, and consequently their channel position (both 11) is within the 2 through 13 VHF band.

(6) If the combined markets of Buffalo and Toronto were considered a single market, they would constitute approximately the sixth largest television market in the U.S.

DESCRIPTION OF THE STATIONS

     The following is a description of the history and characteristics of each of the Stations.

WUTV (BUFFALO, NEW YORK/TORONTO, ONTARIO)

     Sullivan acquired WUTV, a UHF station, in June 1990. WUTV is the dominant independent television station in the Buffalo market and is the only U.S. independent television Fox affiliate station to broadcast in the Toronto market. WUTV is carried on Toronto area cable systems as part of the basic cable service provided to the Toronto market. WUTV enjoys a "grandfathered" status in Canada due to the fact that the Station's commencement of operations in 1970 pre-dated formal cable regulation in Canada. WUTV capitalizes on its unique ability to offer Fox and independent U.S. programming in Toronto by selling advertising time to Canadian advertisers while obtaining syndicated programming based on prices appropriate for the Buffalo market. WUTV competes effectively against the Buffalo network affiliates, which also are carried in Toronto via cable, due to its ability to offer a greater variety of syndicated U.S. programming other than that provided by the three major networks. The major three network affiliates' programming has limited appeal in Toronto since a large number of the networks' programs are syndicated to Canadian broadcasters. Sullivan began replacing WUTV's transmitter, tower and antenna in 1996 to increase its power and broadcast area. This project is expected to be completed by mid-1998.

WZTV (NASHVILLE, TENNESSEE)

     Sullivan acquired WZTV, a UHF station, in June 1988. Sullivan believes that WZTV has obtained a strong position in the market which has further been solidified with the metering of the Nashville market by Nielsen in July of 1997. WZTV operates production facilities which it utilizes to produce commercials and originate community oriented programming. WZTV also leases the production facilities to third parties. In addition, WZTV launched a 9:00 p.m. newscast in July of 1997 which is produced by the ABC affiliate in Nashville.

KOKH (OKLAHOMA CITY, OKLAHOMA)

     Sullivan acquired KOKH-TV, a UHF station, in February 1998. KOKH-TV was acquired in connection with Sinclair's acquisition of Heritage Media Group, Inc. for a purchase price of $60 million. KOKH-TV is the Fox affiliate in the Oklahoma City, Oklahoma market and will be operated by Sinclair after the Merger pursuant to an LMA.

WUXP (NASHVILLE, TENNESSEE)

     Sullivan began programming WUXP under the WUXP LMA in February 1996. With Sullivan's emphasis on local sales and the continued reductions in operating costs, including marketing, programming and overhead, resulting from economies of scale and with the positive impact of metering, WUXP has strengthened
Sullivan's position within the market while providing improved operating results.

WXLV (GREENSBORO/WINSTON-SALEM/HIGH POINT, NORTH CAROLINA)

     Sullivan acquired WXLV, a UHF station, in December 1986. On March 23, 1995, in anticipation of the termination by Fox of its affiliation with WXLV as a result of the acquisition by a Fox-related company of a material ownership interest in a television station in the Greensboro/Winston-Salem/High Point, North Carolina market, Sullivan entered into the ABC Affiliation Agreement. WXLV's affiliation change from Fox to ABC became effective as of September 3, 1995. Under the ABC Affiliation Agreement, WXLV has the right to broadcast all ABC programming. As a result of the change in network affiliation, WXLV has access to approximately seven additional hours of prime-time and twenty-five additional hours of non-prime time network programming per week as compared to its prior arrangement with Fox. The ABC Affiliation Agreement provides for a term of ten years and Sullivan receives network compensation of approximately $350,000 per year for each year of such term.

     Historically, WXLV operated at a competitive disadvantage because of sub-standard transmission facilities. In order to address this issue, in September 1991, Sullivan entered into a LMA with Guilford Telecasters, Inc. ("Guilford"), owner of WGGT (the "Original WGGT LMA"), the only independent television station in the market. Pursuant to the Original WGGT LMA, WXLV simulcast substantially all of its programming over WGGT, thereby increasing WXLV's audience reach. During 1994, WXLV replaced its old transmitter and antenna. These new transmission facilities resulted in improved signal quality and audience reach. As a result, the Original WGGT LMA became obsolete.

     On June 30, 1995, Sullivan and Guilford entered into a revised LMA (the "Second WGGT LMA"), which is an amendment to the Original WGGT LMA. Pursuant to the Second WGGT LMA, Sullivan paid Guilford $6.0 million in exchange for certain broadcast time on WGGT through September 30, 2001 and Sullivan's obligation to pay Guilford 25% of WXLV's cash flow was terminated. Under the Second WGGT LMA, Sullivan had the right to have WGGT rebroadcast the signal of WXLV or to broadcast other programming designated by Sullivan, subject to certain rights of Guilford.

     As part of the Second WGGT LMA, Sullivan also paid Guilford $1.0 million and Guilford granted to a third party an option to purchase certain assets of WGGT for an additional $1.0 million (the "WGGT Option"). Such third party granted the right to Sullivan to require such third party to assign the WGGT Option to Sullivan or another third party designated by Sullivan and such option was assigned and exercised in March 1996. In conjunction with the exercise of the WGGT Option by a third party, WGGT changed its call letters to WUPN, and the Second WGGT LMA was assigned to such third party (hereafter, the "WUPN LMA"). Sullivan began providing a separate program feed to WUPN in September 1996 using WXLV's excess programming as a result of its affiliation switch to ABC from Fox. Such programming will satisfy WUPN's needs for up to three years at very little incremental cost.

     WXLV is active in community involvement through such events as the Dixie Class Fair in Winston-Salem and the Fridays at Five in Greensboro. Additionally, WXLV is the media sponsor of the Juvenile Diabetes Foundation, as well as the flagship station for the United Cerebral Palsy Telethon.

WRGT (DAYTON, OHIO)

     Sullivan acquired WRGT, a UHF station, in February 1988. WRGT is the only independent television station in the Dayton, Ohio market. The Station's promotion and production departments have earned 17 regional Emmy awards, as well as a Gold and Silver Medal from The International Film and Television Festival of New York.

WVAH (CHARLESTON/HUNTINGTON, WEST VIRGINIA)

     Sullivan acquired WVAH, a VHF station, in February 1988. WVAH is the only independent television station in the Charleston/Huntington market, and WVAH is the only Fox affiliate located in West Virginia. WVAH has its own production department doing business as an independent production company.

WRLH (RICHMOND, VIRGINIA)

     Sullivan acquired WRLH, a UHF station, in September 1988. WRLH is the dominant independent television station in the Richmond, Virginia market. WRLH added local news to its programming in 1994, making it, WTAT, WZTV and WUHF the four Fox Stations of Sullivan which provide news programming. Pursuant to a multi-year agreement effective September 1994, WWBT-TV, the NBC affiliate in Richmond, provides WRLH with a fully produced half hour seven day-a-week newscast for broadcast from 10:00 p.m. to 10:30 p.m. In exchange, WRLH pays WWBT-TV $8,333 per month plus a percentage of the net cash flow resulting from the newscast.

WUHF (ROCHESTER, NEW YORK)

     Sullivan acquired WUHF, a UHF station, in March 1989. WUHF is the only independent television station in the Rochester, New York market. In serving its clients, WUHF's production unit features a state-of-the-art facility that specializes in long form corporate videos, plus documentaries that have aired nationally on PBS. WUHF's locally produces a children's program, Doctor's Rock's Dinosaur Adventure. In addition, WUHF launched a self-produced 10:00 p.m. seven day-a-week newscast in December 1997.

WTAT (CHARLESTON, SOUTH CAROLINA)

     Sullivan acquired WTAT, a UHF station, in November 1987. WTAT is the dominant independent television station in the Charleston, South Carolina market. WTAT provides news programming pursuant to an agreement (which has been extended through December 1999) under which WCSC-TV, the CBS affiliate in Charleston, provides WTAT with a fully-produced half-hour newscast for broadcast weekdays from 10:00 p.m. to 10:30 p.m. In exchange, WTAT pays WCSC-TV $8,333 per month plus a percentage of the net cash flow resulting from the newscast.

WMSN (MADISON, WISCONSIN)

     Sullivan acquired WMSN, a UHF station, in July 1996. WMSN is the only independent station in the Madison market, a market which is consistently rated one of the best places in America in which to live. Madison maintains a very low unemployment rate and an average per capita income significantly higher than the U.S. average.

WFXV AND WPNY (UTICA, NEW YORK)

     Sullivan acquired WFXV, a Fox affiliate, and WPNY, a low power UPN affiliate, in July 1996. Although a relatively small market, given the overall size of Sullivan, the station benefits greatly from Sullivan's group buying power in programming and other related costs.

EMPLOYEES

     As of December 31, 1997, Sullivan employed approximately 541 people. Sullivan is not a party to any collective bargaining agreements. Sullivan considers its employee relationships to be very good.

DESCRIPTION OF PROPERTIES

     Sullivan's headquarters are located at 18 Newbury Street, Boston, Massachusetts 02116. Sullivan reimburses ABRY Partners, Inc., the management company for all investments of ABRY, $1,789 per month, representing Sullivan's allocable share of rent paid by ABRY under its lease, which expires March 31, 2001. The lease covers approximately 4,112 square feet of office space.

     The types of properties required to support each of the Owned Stations include offices, studios, transmitter sites and antenna sites. A Station's studios are generally housed with its offices in downtown or business districts. The transmitter sites and antenna sites are generally located so as to provide maximum market coverage. The following table contains certain information describing the general character of Sullivan's properties:


                STATION,                    OWNED          ACREAGE         EXPIRATION
              METROPOLITAN                   OR          APPROXIMATE           OF
                  AREA                     LEASED           SIZE             LEASE
---------------------------------------   --------   ------------------   -----------
WUTV -- Buffalo, NY/ Toronto, Ontario
 Office -- Studio .....................   Owned      15,000 Sq. Ft        N/A
 Tower/Transmitter Site ...............   Owned      44.5 Acres           N/A

WZTV -- Nashville, TN
 Office -- Studio .....................   Owned      22,500 Sq. Ft.       N/A
 Tower/Transmitter Site ...............   Leased     1,750 Sq.Ft.(a)      01/11/03

KOKH -- Oklahoma City, OK
 Office -- Studio .....................   Owned      25,000 Sq. Ft.       N/A
 Tower/Transmitter Site ...............   Owned            (b)            N/A

WXLV -- Greensboro/ Winston Salem/ High
 Point, NC
 Office -- Studio .....................   Owned      10,000 Sq. Ft.       N/A
 Office -- Studio .....................   Leased     5,650 Sq. Ft.        10/31/03
 Tower/Transmitter Site ...............   Leased     9.4 Acres            10/31/05

WRGT -- Dayton, OH
 Office -- Studio .....................   Owned      12,000 Sq. Ft.       N/A
 Tower/Transmitter Site ...............   Owned      15 Acres             N/A

WVAH -- Charleston/ Huntington, WV
 Office -- Studio .....................   Owned      10,500 Sq. Ft.       N/A
 Tower/Transmitter Site ...............   Owned      18.2 Acres           N/A

WRLH -- Richmond, VA
 Office -- Studio .....................   Leased     13,798 Sq. Ft.       03/01/00
 Tower/Transmitter Site ...............   Owned      25 Acres             N/A

WUHF -- Rochester, NY
 Office -- Studio .....................   Leased     11,300 Sq. Ft.       05/31/99
 Tower/Transmitter Site ...............   Leased     950 Sq. Ft.          12/31/29

WTAT -- Charleston, SC
 Office -- Studio .....................   Leased     10,521 Sq. Ft.       06/30/00
 Tower/Transmitter Site ...............   Leased     1,200 Sq. Ft.(a)     05/31/00

WMSN -- Madison, WI
 Office -- Studio .....................   Leased     12,000 Sq. Ft.       12/31/00
 Tower/Transmitter Site ...............   Leased     1,600 Sq. Ft.(a)     10/14/05

WFXV -- Rome, NY
 Office -- Studio .....................   Owned      3,500 Sq. Ft.        N/A
 Tower/Transmitter Site ...............   Leased     5 Acres              9/1/02
 Tower/Transmitter Site ...............   Leased     7 Acres              8/31/14
 Repeater Site ........................   Leased     5 Acres              4/30/97

----------
(a) Represents square feet for its transmitter building. Station also leases space on a tower for its antenna.

(b)  Tower and Office are located on the same parcel of land.

                SELECTED CONSOLIDATED FINANCIAL DATA OF SULLIVAN
                             (DOLLARS IN THOUSANDS)


                                                 PREDECESSOR     PREDECESSOR     PREDECESSOR      SULLIVAN       SULLIVAN
                                                -------------   -------------   -------------   ------------   -----------
                                                     1993            1994            1995         1996 (6)         1997
                                                     ----            ----            ----         --------         ----
INCOME STATEMENT DATA:
Net revenue (1) .............................    $   74,929      $   83,828       $  92,125      $ 107,714      $ 120,124
Trade and barter revenues ...................         9,035           7,942           7,876         14,808         17,650
                                                 ----------      ----------       ---------      ---------      ---------
Total net revenue (1) .......................        83,964          91,770         100,001        122,522        137,774
Operating expenses ..........................    $    9,211      $    8,518       $  11,136      $  15,005      $  17,301
Selling, general and administrative .........        21,928          23,243          23,447         23,921         28,319
Depreciation and amortization (2) ...........        37,738          33,494          29,813         74,724         72,417
                                                 ----------      ----------       ---------      ---------      ---------
Operating income ............................        15,087          26,515          35,605          8,872         19,737
Interest expense ............................        17,648          18,587          17,777         41,187         40,711
Net income (loss) (3) .......................       (15,883)          4,364          22,343        (22,272)       (15,474)
OTHER FINANCIAL DATA:
Broadcast Cash Flow (4) .....................    $   35,044      $   45,318       $  53,985      $  64,049      $  67,895
Amortization of programming
 rights .....................................        23,088          20,367          18,033         26,673         30,197
Payments for programming rights .............        12,369          10,341           8,368          9,087         11,820
Trade expense ...............................           363             320             304            928            815
Corporate expense ...........................         3,260           3,272           4,507          3,420          4,396
Capital expenditures ........................         1,525           4,518           5,560          3,105          4,439

OTHER DATA:
Number of stations (5) ......................             8               8               8             13             13

BALANCE SHEET DATA:
Total assets ................................    $  132,903      $  121,848       $ 134,826      $ 737,544      $ 710,316
Total long-term debt ........................       182,207         176,355         138,898        407,743        386,828
Other long-term liabilities .................        11,209          10,535          12,992        109,458        115,236
Senior redeemable preferred stock ...........        21,532          23,868          26,386        111,483        113,185
Stockholders' equity (deficit) ..............      (102,453)       (108,491)        (88,513)        53,073         15,855

----------
(1)  "Net   revenues"   and  "Total  net   revenue"  are  shown  net  of  agency
     communications.

(2) This amount includes amortization of programming rights reflected below in "Other Financial Data".

(3) Net loss for the year ended December 31, 1993 includes an extraordinary item of $12,619,000 resulting from a prepayment premium and other losses from early extinguishment of certain debt.

(4) "Broadcast Cash Flow" is defined as operating income plus (i) noncash expenses, including depreciation and amortization expenses and program amortization expense, plus (ii) corporate expenses, net less (iii) payments for programming rights and net barter revenues (expenses). Sullivan has included Broadcast Cash Flow data because it understands such data is used by certain investors to measure a Company's ability to service debt. Broadcast Cash Flow does not purport to represent cash provided by operating activities as reflected in Sullivan's consolidated financial statements, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(5) "Number of stations" represents stations either owned or programmed under a LMA arrangement.

(6) Data for 1996 includes the results of Sullivan after giving effect to the Acquisition and other acquisitions made during 1996.

                            (DOLLARS IN THOUSANDS)


                                                         HOLDINGS
                                                           1995
                                                           ----
       INCOME STATEMENT DATA:
       Net revenues ................................    $     --
       Selling, general and administrative .........       1,601
       Operating income (loss) .....................      (1,601)
       Interest expense ............................         258
       Net income (loss) ...........................      (1,524)
       BALANCE SHEET DATA:
       Total assets ................................    $173,964
       Total long-term debt ........................     154,407
       Stockholders equity .........................      11,048


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

     The following analyses of the financial condition and results of operations of Sullivan should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Information Statement/Prospectus.

SULLIVAN

     Sullivan's revenues are derived principally from local and national advertisers. Additional revenues are derived from network compensation from ABC, commercial production and rental of broadcast towers. Substantially all of Sullivan's revenue growth in the last three years has been due to increases in advertising unit rates paid by its advertisers, which have been mostly attributable to improvements in ratings among key demographics, strong advertiser demand as well as the WUXP LMA and other acquisitions made in 1996. Sullivan has been able to improve its ratings among key demographics due to the availability of high quality programming, including programming provided by Fox, programming provided by FCN, NFL football and first run programming. The development of sales marketing programs, implemented to enhance the Stations' image, has also contributed to the growth in revenues. The Stations conduct local "Kids Expos" and live remote broadcasts, publish promotional advertising print supplements and participate in joint marketing events with local businesses and radio stations.

     Sullivan's operating revenues are generally highest in the fourth quarter of each year. This seasonality is primarily attributable to increased expenditures by advertisers in anticipation of holiday retail spending and an increase in viewership during the Fall/Winter season. Accordingly, accounts receivable balances as of the end of each of the first three calendar quarterly periods are generally substantially less than the balances as of the end of the year. Each of the Stations generate positive Broadcast Cash Flow. Generally, Stations in larger markets contribute higher Broadcast Cash Flow.

     Sullivan's   principal  costs  of  operations  are  employee  salaries  and commissions, programming, production, promotion and other expenses (such as maintenance, supplies, insurance, rent and utilities).

     On January 4, 1996, Holdings acquired substantially all of the outstanding stock of Act III, through its wholly owned subsidiary SBC, for approximately $517 million plus certain amounts defined in the underlying purchase and sale agreement. See Note 3 of "Notes to Consolidated Financial Statements."

HOLDINGS

     Holdings, and its 100% owned subsidiary A-3, were formed in 1995 to acquire the outstanding capital stock of Act III. The operations of Holdings during 1995 were principally related to the raising of funds through the issuance in a public offering of 35,000 units, each unit consisting of $1,000 principal amount of Holdings 13 1/4% senior accrual debentures due 2006 and 16 shares of Holdings Class B-1 Common Stock and a public offering of $125 million of 10 1/4% senior subordinated notes due 2006 of A-3 (which are now obligations of Sullivan).

                             RESULTS OF OPERATIONS

SULLIVAN

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Set forth below are selected consolidated financial data for the years ended December 31, 1997 and December 31, 1996 and the percentage changes between the periods.

                                                                        SULLIVAN
                                                                 YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                                                      PERCENTAGE
                                                             1996          1997         CHANGE
                                                         -----------   -----------   -----------
                                                                     (IN THOUSANDS)
Net revenues (excluding trade and barter) ............    $107,714      $120,124         11.5%
Trade and barter revenues ............................      14,808        17,650         19.2
Total net revenues ...................................     122,522       137,774         12.4
Operating expenses ...................................      15,005        17,301         15.3
Selling, general and administrative expenses .........      23,921        28,319         18.4
Depreciation and amortization ........................      74,724        72,417         (3.1)
Operating income .....................................       8,872        19,737        122.5
Interest expense .....................................      41,187        40,711         (1.2)
Net loss .............................................      22,272        15,474        (30.5)
Payments for programming rights ......................       9,087        11,820         30.1
Broadcast Cash Flow ..................................      64,049        67,895          6.0

     Net revenues are net of commissions and exclude trade and barter revenues and primarily include local and national spot advertising sales. Net revenues increased to $120,124,000 in 1997 from $107,714,000 in 1996, an increase of $
12,410,000, or 11.5%. Approximately $4,044,000 of this increase was attributable to the WMSN and WFXV station acquisitions made during mid-1996. Additionally, net revenues increased due to higher advertising rates in 1997 when compared with 1996. During 1997, advertising spot rates were positively impacted by the improving economy, resulting in greater advertising spending, along with higher key demographic ratings from additional Fox programming and other syndicated and first run programming. Of the advertising revenues reported for 1997, 59.6% were from local advertising sales and 40.4% were from national advertising sales.

     Local revenues include gross revenues before commissions from local or regional advertisers or their representative agencies. Local and regional areas encompass the station's designated market area and its outlying areas. Local revenues increased to $83,862,000 in 1997 from $72,073,000 in 1996, an increase of $11,789,000, or 16.4%. The increase was due to station acquisitions made during mid-1996, along with increased ratings and stronger advertising demand resulting from Sullivan's emphasis on expanding local sales.

     National revenues include gross revenues before commissions from national advertisers or their representative agencies. National advertisers are advertisers outside of the station's local market or region. National revenues increased to $56,912,000 in 1997 from $55,795,000 in 1996, an increase of $1,117,000, or 2.0%. As with local revenues, national revenues increased as a result of stations acquisitions made during mid-1996, as well as increased ratings and higher advertising rates in 1997 when compared with 1996, offset somewhat by Sullivan successfully increasing local sales in 1997 over 1996.

     Trade and barter revenues increased to $17,650,000 in 1997 from $14,808,000 in 1996, an increase of $2,842,000, or 19.2%. This change was primarily due to higher advertising spot rates in 1997 compared to 1996 along with Station acquisitions made in mid-1996 which resulted in an increase in the revenue recognized therefrom.

     Operating expenses include engineering, promotion, production, programming operations and trade expenses. Operating expenses increased to $17,301,000 in 1997 from $15,005,000 in 1996, an increase of $2,296,000, or 15.3%. The increase was primarily the result of operating the WMSN and WFXV stations for a full twelve months in 1997 compared to only six months in 1996.

     Selling, general and administrative expenses include sales, salaries, commissions, insurance, supplies and general management salaries. Selling, general and administrative expenses increased to $28,319,000 in 1997 from $23,921,000 in 1996, an increase of $4,398,000 and 18.4%. This increase was the result of additional costs associated with the WMSN and WFXV station acquisitions in mid-1996 along with higher compensation levels in 1997 over 1996.

     Depreciation and amortization includes depreciation of property and equipment, amortization of programming rights and amortization of intangibles. Depreciation and amortization decreased to $72,417,000 in 1997 from $74,724,000 in 1996, a decrease of $2,307,000, or 3.1%, due to the retirement of certain fixed and intangible assets, offset somewhat by increased amortization of programming rights along with additional amortization of intangible assets and depreciation of fixed assets associated with the acquisition of WMSN and WFXV in mid-1996.

     Operating income increased to $19,737,000 in 1997 from $8,872,00 in 1996, an increase of $10,865,000 or 122.5% due to the reasons discussed above.

     Interest expense includes interest charged on all outstanding debt and the amortization of debt issuance costs and debt discount over the life of the underlying debt. Interest expense decreased to $40,711,000 in 1997 from $41,187,000 in 1996, a decrease of $476,000 or 1.2%. The decrease was attributable to lower amortization of debt issue costs and debt discount offset somewhat by the compounding of unpaid interest and those increases attributable to additional borrowings used to fund the WMSN and WFXV acquisitions.

     The income tax benefit decreased to $5,488,000 in 1997 from $10,174,000 in 1996, a decrease of $4,686,000 or 46.1%. This decrease is due to an increase in current income tax expense coupled with a decrease in the deferred income tax benefit. These fluctuations relate to improving operating results as well as timing differences between book and tax for items such as depreciation and amortization.

     Net loss  decreased  to  $15,474,000  in 1997 from  $22,272,000  in 1996, a decrease of $6,798,000 or 30.5% due to the reasons discussed above.

     Payments for programming rights increased to $11,820,000 in 1997 from $9,087,000 in 1996, an increase of $2,733,000, or 30.1%. This increase is a result of increased programming demands relating to the WMSN and WFXV stations acquired in mid-1996.

     Broadcast Cash Flow increased to $67,895,000 in 1997 from $64,049,000 in 1996, an increase of $3,846,000, or 6.0%. This increase is a result of the aforementioned increased in revenue with a smaller proportional increase in operating, selling, and general and administrative expenses in the aggregate. Sullivan believes that Broadcast Cash Flow, which is operating income exclusive of amortization, depreciation, barter revenue and expense less the amount of any cash film payments made during the period, is important in measuring Sullivan's financial results and its ability to pay principal and interest on its debt because broadcasting companies traditionally have large amounts of non-cash expense attributable to amortization of programming rights and other intangibles. Broadcast Cash Flow does not purport to represent cash provided by operating activities as reflected in Sullivan's consolidated financial statements, is not a measure of financial performance under generally accepted accounting principles, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Set forth below are selected consolidated financial data for the years ended December 31, 1996 and December 31, 1995 and the percentage changes between the periods.

                                                                          SULLIVAN
                                                                   YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------
                                                               1995                       PERCENTAGE
                                                          (PREDECESSOR)        1996         CHANGE
                                                         ---------------   -----------   -----------
Net revenues (excluding trade and barter) ............       $ 92,125       $ 107,714         16.9%
Trade and barter revenues ............................          7,876          14,808         88.0
Total net revenues ...................................        100,001         122,522         22.5
Operating expenses ...................................         11,136          15,005         34.7
Selling, general and administrative expenses .........         23,447          23,921          2.0
Depreciation and amortization ........................         29,813          74,724        150.6
Operating income .....................................         35,605           8,872       ( 75.1)
Interest expense .....................................         17,777          41,187        131.7
Net income (loss) ....................................         22,343         (22,272)      (199.7)
Payments for programming rights ......................          8,368           9,087          8.6
Broadcast Cash Flow ..................................         53,985          64,049         18.6

     Net revenues are net of commissions and exclude trade and barter revenues and primarily include local and national spot advertising sales. Net revenues increased to $107,714,000 in 1996 from $92,125,000 in 1995, an increase of
$15,589,000, or 16.9%. Furthermore, net revenues increased at all of the Stations in 1996 from 1995. Approximately $10,800,000 of this increase was attributable to the addition of the WUXP LMA and Station acquisitions made during 1996. Additionally, net revenues increased due to reduced national sales representative commission rates which commenced concurrent with the Acquisition along with higher advertising rates in 1996 when compared with 1995. During 1996, advertising spot rates were positively impacted by the improving economy, resulting in greater advertising spending, along with higher key demographic ratings from additional Fox programming and other syndicated and first run programming. Of the advertising revenues reported for 1996, 56.3% were from local advertising sales and 43.7% were from national advertising sales.

     Local revenues include gross revenues before commissions from local or regional advertisers or their representative agencies. Local and regional areas encompass the station's designated market area and its outlying areas. Local revenues increased to $72,073,000 in 1996 from $59,036,000 in 1995, an increase of $13,037,000, or 22.1%. Of this increase, approximately $6,700,000 was attributable to the addition of the WUXP LMA and Stations acquired in 1996. Furthermore, the increase is due to increased ratings as well as strong advertising demand.

     National revenues include gross revenues before commissions from national advertisers or their representative agencies. National advertisers are advertisers outside of the station's local market or region. National/Canadian revenues increased to $55,795,000 in 1996 from $50,413,000 in 1995, an increase of $5,382,000, or 10.7%. Approximately $4,630,000 of this increase was related to the WUXP LMA along with Stations acquired during 1996. Additionally, as with local revenues, national revenues increased as a result of higher ratings as well as stronger advertising demand in 1996 when compared with 1995.

     Trade and barter revenues increased to $14,808,000 in 1996 from $7,876,000 in 1995, an increase of $6,932,000, or 88.0%. This change was primarily due to the increase in the value of barter programming rights recorded in the purchase accounting for the Acquisition as well as other acquisitions made in 1996 which resulted in an increase in the revenue recognized therefrom.

     Operating expenses include engineering, promotion, production, programming operations and trade expenses. Operating expenses increased to $15,005,000 in 1996 from $11,136,000 in 1995, an increase of $3,869,000, or 34.7%. The increase was primarily due to the WXLV affiliation switch from Fox Broadcasting Company to the American Broadcasting Company, Inc. in September 1995, as Sullivan is now producing local news at WXLV, which increased operating expenses by $1,785,000 in 1996. Additionally, operating expenses were further increased by approximately $1,323,000 due to the addition of the WUXP LMA as well as Station acquisitions made during 1996.

     Selling, general and administrative expenses include sales, salaries, commissions, insurance, supplies and general management salaries. Selling, general and administrative expenses increased to

$23,921,000 in 1996 from $23,447,000 in 1995, an increase of $474,000, and 2.0%.
This increase is the result of higher salary costs due to an overall headcount increase, offset somewhat by reduced corporate overhead.

     Depreciation and amortization includes depreciation of property and equipment, amortization of programming rights and amortization of intangibles. Depreciation and amortization increased to $74,724,000 in 1996 from $29,813,000 in 1995, an increase of $44,911,000, or 150.6%, due to the increased value of all fixed assets, programming rights and intangible assets recorded in the purchase accounting for the Acquisition, and other acquisitions made in 1996.

     Operating income decreased to $8,872,000 in 1996 from $35,605,000 in 1995, a decrease of $26,733,000 or 75.1% due to the reasons discussed above.

     Interest expense increased to $41,187,000 from $17,777,000, an increase of $23,410,000 or 131.7%. This increase was the result of interest costs incurred on the debt utilized to fund the Acquisition and additional borrowings to fund other acquisitions made during the period.

     Sullivan Broadcast Holdings, Inc. had net losses of $22,272,000, compared to net income of $22,343,000 in 1995, a decrease of $44,615,000 due to the reasons discussed above.

     Payments for programming rights increased to $9,087,000 in 1996 from $8,368,000 in 1995, an increase of $719,000, or 8.6%. This increase was a result of increased programming demands relating to the WUXP LMA, an independent station, and other Station acquisitions made during 1996.

     Broadcast Cash Flow increased to $64,049,000 in 1996 from $53,985,000 in 1995, an increase of $10,064,000, or 18.6%. This increase was a result of the aforementioned increased in revenue with a smaller proportional increase in operating, selling, and general and administrative expenses in the aggregate. Sullivan believes that Broadcast Cash Flow, which is operating income exclusive of amortization, depreciation, barter revenue and expense less the amount of any cash film payments made during the period, is important in measuring Sullivan's financial results and its ability to pay principal and interest on its debt because broadcasting companies traditionally have large amounts of non-cash expense attributable to amortization of programming rights and other intangibles. Broadcast Cash Flow does not purport to represent cash provided by operating activities as reflected in Sullivan's consolidated financial statements, is not a measure of financial performance under generally accepted accounting principles, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

YEAR ENDED DECEMBER 31, 1995

   Set forth below is selected consolidated financial data for the year ended
                           December 31, 1995.

                             (DOLLARS IN THOUSANDS)


                                                                  HOLDINGS
                                                                    1995
       Total net revenues ...................................    $    ---
       Selling, general and administrative expenses .........       1,601
       Operating income (loss) ..............................      (1,601)
       Net income (loss) ....................................      (1,524)


     Selling, general and administrative expenses include salaries and payments required under an agreement executed with an executive's former employer related to the executive's termination.

LIQUIDITY AND CAPITAL RESOURCES

SULLIVAN

     Sullivan's primary source of liquidity is cash provided by operations. Cash provided by operations was $21,361,000 during 1997 and $16,663,000 in 1996. Cash provided by operations was $21,820,000 during 1995. The changes in cashflow from operations for these periods was attributable primarily to improvements in Sullivan's operating results, offset somewhat by the timing of interest payments.

     Such cash provided by operations is after payments for programming rights, which amounted to $11,820,000, $9,087,000, and $8,368,000 respectively, for the years ended 1997, 1996 and 1995. Sullivan prepaid certain obligations for programming rights in connection with the Acquisition in 1996. After giving effect to such prepayments, Sullivan has cash program payment commitments (including contracts not yet recordable as assets) of $46,253,000 of which $14,798,000 are payable in 1998, $11,437,000 in 1999, $9,351,000 in 2000,
$5,868,000 in 2001, $3,632,000 in 2002 and $1,167,000 thereafter.

     Sullivan's primary capital requirements have been for capital expenditures. Capital expenditures totaled $4,439,000, $3,105,000, and $5,560,000 for 1997,
1996 and 1995, respectively. Expenditures for 1997, 1996 and 1995 reflect work associated with the replacement of WUTV's transmitter, tower and antenna. Sullivan anticipates a lower level of capital expenditures in 1998 compared to 1997, which expenditures Sullivan anticipates will maintain Sullivan's operations as well as allow for the completion of the replacement of the transmitter system at WUTV.

     Sullivan's primary financing activities have been related to borrowings under the existing debt facility to fund the station acquisitions made during 1996. At December 31, 1997, Sullivan had $6,000,000 of revolver borrowings outstanding under a $30,000,000 revolving credit facility.

HOLDINGS

     Holdings' only source of liquidity as of December 31, 1995 was from the proceeds of capital stock purchases and funds raised through the issuance in a public offering of 35,000 units, each unit consisting of $1,000 principal amount of Holdings 13 1/4% senior accrual debentures due 2006 and 16 shares of Holdings Class B-1 Common Stock and $125,000,000 of senior subordinated notes due 2006.

RISK OF LOSS OF TAX BENEFITS

     At December 31, 1997, there were net operating loss carryforwards for federal income tax purposes, available to reduce future taxable income of approximately $109,857,000. Additionally, there were charitable contributions carryforwards of approximately $10,000,000 for federal income tax purposes, available to reduce future taxable income. To the extent not used, federal net operating loss carryforwards expire in varying amounts beginning in 2003. In addition, there were net operating loss carryforwards of approximately $38,604,000 regarding state and local income tax purposes in various jurisdictions.

     A corporation that undergoes a "change of ownership" pursuant to Section 382 of the Internal Revenue Code is subject to limitations on the amount of its net operating loss carryforwards which may be used in the future. An ownership change occurred on January 4, 1996. The annual limitation on the use of the net operating loss is $10,050,000. Sullivan estimates the limitation on the net operating loss will not have a material adverse impact on Sullivan's consolidated financial position or results of operations. No assurance can be given that an ownership change will not occur as a result of other transactions entered into by Sullivan, or by certain other parties over which Sullivan has no control. If a "change in ownership" for income tax purposes occurs, Sullivan's ability to use "pre-change losses" could be postponed or reduced, possibly resulting in accelerated or additional tax payments which, with respect to tax periods beyond 1997, could have a material adverse impact on Sullivan's consolidated financial position or results of operations.

INFLATION

     For the three years ended December 31, 1997, inflation and changing prices have not had a significant impact on Sullivan's results of operations and financial condition.

SEASONALITY

     Sullivan's operating revenues are generally highest in the fourth quarter of each year. This seasonality is primarily attributable to increased expenditures by advertisers in anticipation of holiday retail spending and on increases in viewership during the Fall/Winter season.

                            MANAGEMENT OF SULLIVAN

     The following table sets forth certain information with respect to the Directors and Executive Officers of Sullivan as of March 15, 1998. All directors will hold office until the next annual meeting of the stockholders and until their successors are duly elected and qualified or until their earlier death, resignation or removal. All officers will hold office until their successors are duly elected or until their death, resignation or removal.


            NAME               AGE                        POSITION
            ----               ---                        --------
       Peni Garber            35      Director
       Peggy Koenig           41      Director
       Tim R. Palmer          40      Director
       J. Daniel Sullivan     46      Director, President and Chief Executive Officer
       Royce Yudkoff          42      Director
       Patrick Bratton        32      Vice President and Chief Financial Officer
       David Pulido           43      Executive Vice President-Programming and
                                       Legal Affairs and Secretary


     The following sets forth certain biographical information with respect to the individuals identified above.

     Peni Garber joined ABRY I (the predecessor fund to ABRY) in 1990. She is a principal and is responsible for investment analysis, working with the portfolio companies of ABRY on an ongoing basis and arranging the disposition of ABRY's investments. Prior to joining ABRY I, Ms. Garber served as Senior Accountant in the Audit Division of Price Waterhouse LLP, an international accounting firm, from 1985 to 1990.

     Peggy Koenig joined ABRY in 1995. She is a partner and is responsible for initiating investment opportunities and arranging debt and equity financing. From 1992 until joining ABRY, Ms. Koenig was President of Koenig Management Group, Inc., a financial management company which provided advisory services to broadcast related companies, including ABRY I. From 1988 to 1992, Ms. Koenig was Vice President, partner and member of the Board of Directors of Sillerman Communications Management Corporation, a merchant bank, which makes investments principally in the radio industry.

     Tim R. Palmer is a Managing Director of Harvard Private Capital Group, Inc. ("Harvard Private Capital"), which manages the direct investment portfolio of the Harvard University endowment fund and is a wholly owned subsidiary of the President and Fellows of Harvard College. Prior to joining Harvard Private Capital in 1990, Mr. Palmer was Manager, Business Development for The Field Corporation, a Chicago-based investment management firm specializing in direct investments in the communications industry, and an attorney with Sidley & Austin in Chicago. Mr. Palmer serves on the board of directors of NHP Incorporated, PriCellular Corporation and several private companies.

     J. Daniel Sullivan is President and Chief Executive Officer of Holdings and Sullivan. From 1988 to September 1995 (when he signed the Sullivan Employment Agreement (as defined)), Mr. Sullivan was the President and Chief Executive Officer of Clear Channel, a wholly owned subsidiary of Clear Channel Communications, Inc., which owned and/or programmed fourteen television stations as of June 30, 1995. Mr. Sullivan has been an executive in the television broadcasting business for 22 years. Mr. Sullivan serves on the Holdings Board of Directors pursuant to the Sullivan Employment Agreement.

     Royce Yudkoff co-founded ABRY I in 1989 with Andrew Banks. Mr. Yudkoff has managing partner responsibilities for ABRY and had similar responsibilities for ABRY I. Prior to the formation of ABRY I, Mr. Yudkoff was affiliated with Bain & Company ("Bain"), an international consulting firm. He was a partner at Bain from 1985 until the time he co-founded ABRY I. While at Bain, Mr. Yudkoff had significant responsibility for Bain's media practice.

     Patrick Bratton is Vice President and Chief Financial Officer of Holdings and Sullivan. From October 1993 until November 1995 (when he signed the Bratton Employment Agreement (as defined)), Mr. Bratton was the controller of Honeywell DMC Services, Inc., an energy conservation services company. Previously, Mr. Bratton was a manager with Price Waterhouse LLP, an international accounting firm, which he joined in August 1988.

     David Pulido is Executive Vice President--Programming and Legal Affairs and Secretary of Holdings and Sullivan. Mr. Pulido joined ABRY I in 1990 and was a partner prior to joining SBC, with responsibility for evaluating investment opportunities and overseeing on-going programming, legal and regulatory matters related to ABRY's investments. Prior to joining ABRY I, Mr. Pulido spent eight years in the television business at MCA, Paramount Pictures and Columbia Pictures, most recently as Director of Legal and Business Affairs for MCA Television from 1986 to 1990.

                            EXECUTIVE COMPENSATION

ACT III AND SULLIVAN

     Compensation of Directors. Those directors who are not also officers or employees of Sullivan receive reimbursement for expenses in attending each meeting of the Board of Directors and for each committee meeting attended.

     Compensation of Executive Officers. The following table summarizes the compensation paid to the Chief Executive Officer and Sullivan's most highly compensated officers as to whom the total annual salary and bonus exceeded $100,000 in 1995, for services rendered to Sullivan. These officers are no longer employed by Sullivan effective as of the Acquisition.

SUMMARY COMPENSATION TABLE

                                                            ANNUAL COMPENSATION
                                 -------------------------------------------------------------------------
             NAME                         PRINCIPAL POSITION             YEAR       SALARY        BONUS
             ----                         ------------------             ----       ------        -----
Hal Gaba .....................   Chief Executive Officer                1995      $200,000      $ 50,000
Richard M. Ballinger .........   President, Chief Operating Officer     1995      $306,000      $300,000
John F. DeLorenzo ............   Executive Vice President,              1995      $201,000      $160,000
                                  Chief Financial Officer

     Compensation for Executive Officers was determined by the Compensation Committee of the Board of Directors of Sullivan. Executive Officer compensation was principally in the form of annual salary and cash bonuses paid on a quarterly basis. In making compensation determinations, the Compensation
Committee considered several criteria, including Sullivan's performance and growth, industry standards for similarly situated companies and the experience and qualitative performance of such Executive Officers.

     Specifically, Sullivan's financial performance for the fiscal year and quarters were analyzed and compared against budgeted performance goals for such periods. However, commencing June 1, 1993, the annual salaries of Mr. Ballinger and Mr. DeLorenzo were set by their respective employment agreements at a minimum base of $250,000 and $175,000, respectively, plus bonuses.

     Quarterly bonuses for Sullivan's Executive Officers were set exclusively on comparison of Sullivan's quarterly financial performance to budgeted goals. The extent to which such quarterly goals were surpassed or not achieved affected the bonuses paid to the Executive Officers. In the past, Sullivan's performance had approximated budgeted goals, resulting in regular quarterly bonuses for Executive Officers. Typically, bonuses were established at the beginning of each fiscal year by the Chief Executive Officer.

     Long-term compensation of Executive Officers and certain other Company employees were in the form of options to purchase Class B Common Stock (as defined) under Sullivan's 1989 Management Stock Option Plan, as amended. Awards of such stock options were determined by the Stock Option Plan Committee of the Board of Directors. These option awards were generally not considered or intended to be part of the Executive Officers' annual compensation, but rather to provide long-term incentive and motivation through equity ownership in Sullivan.

     No options were granted by Sullivan in 1995 to the Executive Officers named in the Summary Compensation Table fiscal year-end option values for the Executive Officers named in the Summary Compensation Table. All outstanding options were exercised by such individuals in 1996.

FISCAL YEAR-END OPTION VALUES -- 1995


                                        NUMBER OF SHARES
                                     UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED
                                       OPTIONS AT YEAR-END             OPTIONS AT YEAR-END(1)
                                 -------------------------------   ------------------------------
             NAME                 EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
             ----                 -----------     -------------     -----------     -------------
Hal Gaba .....................         5.00            13.00          $ 14,250         $28,500
Richard M. Ballinger .........        74.00            15.50           814,400          73,850
John F. DeLorenzo ............        22.83            13.67           242,159          87,066

----------
(1)  Based upon the value of $11,850 per Class B Share.

SULLIVAN

     Compensation of Directors. Those Directors who are not also officers or employees of Sullivan receive reimbursement for expenses in attending each meeting of the Board of Directors and for each committee meeting attended.

     Compensation of Executive Officers. The following table summarizes the compensation paid to the Chief Executive Officer and Sullivan's most highly compensated officers as to whom the total annual salary and bonus exceeded $100,000 in 1996 and 1997, for services rendered to Sullivan.

SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION
                               --------------------------------------------------------------------
            NAME                      PRINCIPAL POSITION          YEAR       SALARY        BONUS
            ----                      ------------------          ----       ------        -----

J. Daniel Sullivan .........   Chief Executive Officer           1997      $375,000      $150,000
                                                                 1996      $411,305      $150,000
                                                                 1995      $ 94,231            --
David Pulido ...............   Executive Vice President,         1997      $185,000      $ 55,000
                               Programming and Legal Affairs     1996      $173,343      $ 72,250
Patrick Bratton ............   Vice President and                1997      $ 90,000      $ 25,000
                               Chief Financial Officer           1996      $ 75,085      $ 37,300

     Compensation for Executive Officers is determined based upon the respective officer's employment agreement. Increases to the contractual salaries and annual non-contractual discretionary bonuses are determined by the Board of Directors based upon Sullivan's overall performance against financial targets and the individual's performance during the past year.

EMPLOYMENT AGREEMENTS OF SULLIVAN

     Sullivan Employment Agreement. SBC, Holdings and Mr. Sullivan are parties to an Executive Employment Agreement, dated as of September 13, 1995 ( the "Sullivan Employment Agreement"), under which, Mr. Sullivan will serve as President and Chief Executive Officer of Holdings and as a director and member of the executive committee, if any, of the Board of Directors of Holdings and SBC. Additionally, under the Sullivan Employment Agreement, Holdings will cause Mr. Sullivan to be elected President and Chief Executive Officer of any of its wholly-owned direct or indirect subsidiaries which is the holder of any FCC license to operate television, radio or other broadcast properties (including
SBC). The Sullivan Employment Agreement is for an initial term through September 13, 2000 (with automatic successive one-year renewals thereafter unless either party gives 180 days prior notice of its intent to terminate), subject to earlier termination as described below. The Sullivan Employment Agreement provides for an annual base salary of $350,000, an annual guaranteed bonus of $150,000 (the "Guaran-
teed Bonus") and an additional bonus each year as determined by the Holdings Board of Directors in its sole discretion based upon Holdings' overall performance and the satisfaction of the personal goals of Mr. Sullivan as established by the Holdings Board of Directors. Mr. Sullivan has purchased at the Closing, 200,000 shares of Class B-2 Common Stock for $10.00 per share and 347,512 shares of Class C Common Stock for $0.5720665 per share, for an aggregate purchase price of $2,198,800.

     The Sullivan Employment Agreement will terminate under the following circumstances: (i) Mr. Sullivan's death, (ii) the illness, physical or mental disability or other incapacity of Mr. Sullivan resulting in an inability to perform his duties under the Sullivan Employment Agreement for six consecutive months and (iii) a Sale of Holdings (as defined in the Sullivan Employment Agreement). In addition, (i) Holdings may terminate the Sullivan Employment Agreement for any reason on or after September 13, 1996 upon thirty days notice and subject to the obligation to make termination payments described below and
(ii) Mr. Sullivan may terminate the Sullivan Employment Agreement at any time for Good Reason (as defined in the Sullivan Employment Agreement), and for any reason on or after September 13, 1996 upon thirty days notice, provided that in the latter case Holdings will have the right, exercisable at any time within ninety days after the date of termination, to repurchase 69,502 shares of the Holdings Class C Common Stock at $0.5720665 per share (which is Mr. Sullivan's original purchase price per share). Holdings may also require Mr. Sullivan to retire upon attaining age 65.

     Under the Sullivan Employment Agreement, in the event Mr. Sullivan's employment with Holdings is terminated other than by reason of Mr. Sullivan's death or following a Sale of Holdings, then Holdings will have the right, exercisable at any time within 90 days after the date of termination of employment, to repurchase for cash that number of Mr. Sullivan's shares of Holdings Class C Common Stock for $0.5720665 (which is Mr. Sullivan's original purchase price per share) as follows:


                       SHARES WHICH MAY BE REPURCHASED
------------------------------------------------------------------------------
       Termination on or after 9/13/97 but before 9/13/98 .........   208,507
       Termination on or after 9/13/98 but before 9/13/99 .........   139,005
       Termination on or after 9/13/99 but before 9/13/00 .........   69,502
       Termination on or after 9/13/00 ............................        0

     Under the Sullivan Employment Agreement, in the event Mr. Sullivan's employment is terminated under certain limited circumstances, then Holdings will be required to purchase all of the shares of Holdings Class C Common Stock held by Mr. Sullivan for a purchase price stated within the agreement.

     Under the Sullivan Employment Agreement, if Mr. Sullivan's employment is terminated by reason of Mr. Sullivan's death, following a Sale of Holdings or by Mr. Sullivan without Good Reason, Holdings will pay to Mr. Sullivan (or his estate, as the case may be) any accrued and unpaid base salary as of the date of termination and the Guaranteed Bonus, prorated through the date of termination. Under the Sullivan Employment Agreement, if Mr. Sullivan's employment is terminated by reason of Mr. Sullivan's disability, then Mr. Sullivan will continue to receive his base salary and the Guaranteed Bonus, less any amounts paid to Mr. Sullivan pursuant to disability insurance, for 12 months after the date of termination, and if Mr. Sullivan's employment is voluntarily terminated by Holdings for any reason or by Mr. Sullivan for Good Reason, Mr. Sullivan will continue to receive his base salary and the Guaranteed Bonus for one year after the date of termination. A "Sale of Holdings" will occur when Holdings consolidates with or merges with and into any other entity, effects a share exchange, sells all or substantially all of its assets or enters into a comparable capital transaction pursuant to which Holdings is not the continuing or surviving corporation or a sale of a majority of the outstanding voting power of Holdings equity securities to a third party occurs such that the beneficial owners of Holdings have substantially changed and, in such transaction, the stockholders of Holdings receive at least 50% of the value of their Holdings Common Stock held immediately prior to such consolidation, merger, share exchange, asset sale, stock sale or comparable transaction of Holdings. For purposes of the Sullivan Employment Agreement, termination of Mr. Sullivan's employment following a transaction described in the definition of a "Sale of Holdings" in which the stockholders of Holdings do not receive at least 50% of such value will be considered to be a voluntary termination by Holdings.

     Bratton Employment Agreement. SBC, Holdings and Mr. Bratton are parties to an Executive Employment Agreement, dated as of November 10, 1995 ( the "Bratton Employment Agreement"), under which Mr. Bratton will serve as Chief Financial Officer of each of Holdings and SBC. Under the Bratton Employment Agreement, Mr. Bratton's employment was for an initial term through December 31, 1996 (the "Initial Term") and, after the Initial Term, will continue on a month-by-month basis. The Bratton Employment Agreement provides for an annual base salary of $100,000 and a guaranteed bonus of $25,000. Mr. Bratton purchased, at the Closing, 6,000 shares of Holdings Class C Common Stock and an additional 10,000 shares of Holdings Class C Common Stock in December 1996, each at $0.5720665 per share (for an aggregate purchase price of $9,153).

     SBC's employment of Mr. Bratton under the Bratton Employment Agreement will terminate under the following circumstances: (i) Mr. Bratton's death, (ii) the illness, physical or mental disability or other incapacity of Mr. Bratton resulting in an inability to perform his duties under the Bratton Employment Agreement for three consecutive months, subject to certain notice requirements, and (iii) if, after the Initial Term, Holdings consolidates or merges with and into any other entity, effects a share exchange, sells all or substantially all of its assets or enters into a comparable capital transaction pursuant to which Holdings is not the continuing or surviving corporation or a sale of a majority of the outstanding voting power to a third party such that the beneficial owners of Holdings have substantially changed. In addition, (i) SBC may terminate Mr. Bratton's employment for any reason or for Company's Good Reason (as defined in the Bratton Employment Agreement) and (ii) Mr. Bratton may terminate his employment at any time with or without Executive Good Reason (as defined in the Bratton Employment Agreement). SBC may also require Mr. Bratton to retire upon attaining age 65.

     Under the Bratton Employment Agreement, in the event Mr. Bratton's employment with SBC is terminated other than following a Sale of Holdings, then Holdings will have the right, exercisable at any time within 90 days after the date of termination of employment, to repurchase for cash, from Mr. Bratton or his estate, executors and/or personal representatives, as the case may be, that number of Mr. Bratton's shares of Holdings Class C Common Stock for $0.5720665 (which is Mr. Bratton's original purchase price per share) as follows:


                       SHARES WHICH MAY BE REPURCHASED
------------------------------------------------------------------------------
       Termination on or after 11/20/97 but before 11/20/98 .........   9,600
       Termination on or after 11/20/98 but before 11/20/99 .........   6,400
       Termination on or after 11/20/99 but before 11/20/00 .........   3,200
       Termination on or after 11/20/00 .............................       0

     Under the Bratton Employment Agreement, if Mr. Bratton's employment is terminated by reason of Mr. Bratton's death, following a Sale of Holdings, by Holdings with Good Reason, or by Mr. Bratton without Good Reason, then SBC will pay to Mr. Bratton (or his estate, as the case may be) any accrued and unpaid base salary as of the date of termination. If Mr. Bratton's employment is terminated by reason of Mr. Bratton's disability, then Mr. Bratton will continue to receive his base salary, less any amounts paid to Mr. Bratton pursuant to disability insurance, for three months after the date of termination, and if Mr. Bratton's employment is voluntarily terminated by SBC without Good Reason or by Mr. Bratton for Good Reason, Mr. Bratton will continue to receive his base salary for the remainder of the initial term for such reason after the Initial Term. For purposes of the Bratton Employment Agreement, termination of Mr. Bratton's employment following a transaction described in the definition of a "Sale of Holdings" in which the stockholders of Holdings do not receive at least 50% of such value will be considered to be voluntary termination by Sullivan.

     Pulido Employment Agreement. SBC and Mr. Pulido have executed an Executive Employment Agreement (the "Pulido Employment Agreement") under which Mr. Pulido serves as Executive Vice President--Programming and Legal Affairs and Secretary of each of Holdings and SBC.

     Mr. Pulido purchased, at the Closing, 10,000 shares of Holdings Class B-1 Common Stock for $10.00 per share (for an aggregate purchase price of $100,000) and 61,500 shares of Holdings Class C Common

Stock for $0.5720665 per share (for an aggregate purchase price of $35,182) In addition, Mr. Pulido acquired 20,000 shares of Holdings Class C Common Stock in December 1996, each at $0.5720665 per share (for an aggregate purchase price of $11,441).

     The Pulido Employment Agreement has an initial term and will terminate under comparable circumstances to those set forth in the Sullivan Employment Agreement. The Pulido Employment Agreement provides for an annual base salary of $185,000 and a guaranteed bonus of $55,000. The Pulido Agreement is also expected to contain provisions comparable to the Sullivan Employment Agreement giving Holdings the right to repurchase shares of Holdings Class B-1 Common Stock and Holdings' Class C Common Stock held by Mr. Pulido and requiring payments to Mr. Pulido under certain circumstances upon employment termination.

               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                             MANAGEMENT OF SULLIVAN

HOLDINGS

Ownership

     The following table sets forth certain information regarding the beneficial ownership of Holdings Common Stock as of March 15, 1998 by (i) holders having beneficial ownership of more than five percent of Holdings Common Stock by vote,
(ii) each director of Holdings,  (iii) the executive  officers of Holdings,  and
(iv) all such directors and executive officers as a group. The general managers of the Stations own as a group 45,000 shares of Class B-1 Common Stock and 573,860 shares of Class C Common Stock.


                                                          HOLDINGS COMMON STOCK
                                                 ---------------------------------------
                                                   TYPE OF      NUMBER OF     PERCENT OF
           NAME OF BENEFICIAL HOLDER                SHARES        SHARES       CLASS(a)
           -------------------------                ------        ------       --------

ABRY Broadcast Partners II, L.P. (b) .........   Class B-2      5,958,211        79.8%
 18 Newbury Street
 Boston, MA 02116

Patrick Bratton (c)(d) .......................   Class C           16,000           *

Peni Garber(c) ...............................   Class B-1            500           *

Peggy Koenig (c) .............................   Class B-1          1,688           *

David Pulido (c)(e) ..........................   Class B-1         10,000         1.1
                                                 Class C           81,500

Tim R. Palmer (f) ............................   Class B-1        941,598         1.3
 Harvard Private Capital
 600 Atlantic Avenue, 26th Floor
 Boston, MA 02210

J. Daniel Sullivan (g) .......................   Class B-2        200,000         7.3
 4431 Dyke Bennet Road                           Class C          347,512
 Franklin, TN 37064


                                                                 HOLDINGS COMMON STOCK
                                                        ---------------------------------------
                                                          TYPE OF      NUMBER OF     PERCENT OF
              NAME OF BENEFICIAL HOLDER                    SHARES        SHARES       CLASS(a)
              -------------------------                    ------        ------       --------
Royce Yudkoff (c)(h) ................................   Class B-1          9,205         79.8
                                                        Class B-2      5,958,211

Directors and executive officers as a group .........   Class B-1        962,991         89.6
                                                        Class B-2      6,158,211
                                                        Class C          415,012

----------
(a) For such purpose, all shares of Holdings Common Stock are treated as a single class. Percentages are based on the percentage of total voting power and are rounded to the nearest one-tenth of one percent. An asterisk indicates less than 1.0%.

(b) ABRY Holdings, Inc., the general partner of ABRY Capital, which is the general partner of ABRY, is wholly owned by Mr. Yudkoff.

(c) The business address of Mr. Bratton, Ms. Garber, Ms. Koenig, Mr. Pulido and Mr. Yudkoff is 18 Newbury Street, Boston, MA 02116.

(d) Mr. Bratton's shares are subject to the Bratton Employment Agreement. See "Management--Bratton Employment Agreement."

(e) Mr. Pulido's shares are subject to the Pulido Employment Agreement. See "Management--Pulido Employment Agreement."

(f) Represents shares that Harvard Private Capital has the right to acquire under Holdings Warrants and other shares purchased by Harvard Private Capital. Mr. Palmer has neither sole investment power not sole voting power over such shares, and disclaims beneficial ownership thereof.

(g) Mr. Sullivan's shares are subject to the Sullivan Employment Agreement. See "Management--Sullivan Employment Agreement."

(h) Mr. Yudkoff may be deemed to be the beneficial owner of the Holdings Common Stock held by ABRY. See Note (b) above.

                   DESCRIPTION OF CAPITAL STOCK OF SINCLAIR

GENERAL

     Sinclair currently has two classes of Common Stock, each having a par value of $.01 per share, and three classes of issued and outstanding Preferred Stock, also with a par value of $.01 per share. Upon the issuance of all shares covered by this Information Statement/Prospectus, the Controlling Stockholders, by virtue of their beneficial ownership of 100% of the shares of the Class B Common Stock, with its super voting rights as described below, will retain control over Sinclair's business and operations.

     The following summary of Sinclair's capital stock does not purport to be complete and is subject to detailed provisions of, and is qualified in its entirety by reference to, Sinclair's Amended and Restated Articles of Incorporation (the "Amended Certificate"). The Amended Certificate is an exhibit to the Registration Statement of which this Information Statement/Prospectus is a part and is available as set forth under "Available Information."

     The Amended Certificate authorizes Sinclair to issue up to 100,000,000 shares of Class A Common Stock, par value $.01 per share, 35,000,000 shares of
Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of April 30, 1998, 48,946,446 shares of Common Stock, consisting of 23,780,014 shares of Class A Common Stock and 25,166,432 shares of Class B Common Stock, were issued and outstanding, 45,703 shares of Series B Preferred Stock were issued and outstanding, 2,062,000 shares of Series C Preferred Stock were issued and outstanding and 3,450,000 shares of Series D Convertible Exchangeable Preferred Stock were issued and outstanding.

COMMON STOCK

     The rights of the holders of the Class A Common Stock and Class B Common Stock are substantially identical in all respects, except for voting rights and the right of Class B Common Stock to convert into Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote per share. The holders of the Class B Common Stock are entitled to ten votes per share except as described below. The holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by the general corporation laws of the State of Maryland ("Maryland General Corporation Law"). Except for transfers to a "Permitted Transferee" (generally, related parties of a Controlling Stockholder), any transfer of shares of Class B Common Stock held by any of the Controlling Stockholders will cause such shares to be automatically converted to Class A Common Stock. In addition, if the total number of shares of Common Stock held by the Controlling Stockholders falls to below 10% of the total number of shares of Common Stock outstanding, all of the outstanding shares of Class B Common Stock automatically will be classified as Class A Common Stock. In any merger, consolidation or business combination, the consideration to be received per share by the holders of the Class A Common Stock must be identical to that received by the holders of the Class B Common Stock, except that in any such transaction in which shares of a third party's common stock are distributed in exchange for Sinclair's Common Stock, such shares may differ as to voting rights to the extent that such voting rights now differ among the classes of Common Stock.

     The holders of Class A Common Stock and Class B Common Stock will vote as a single class, with each share of each class entitled to one vote per share, with respect to any proposed (a) "Going Private" transaction; (b) sale or other disposition of all or substantially all of Sinclair's assets; (c) sale or transfer which would cause a fundamental change in the nature of Sinclair's business; or (d) merger or consolidation of Sinclair in which the holders of Sinclair's Common Stock will own less than 50% of the Common Stock following such transaction. A "Going Private" transaction is defined as any "Rule 13e-3 transaction," as such term is defined in Rule 13e-3 promulgated under the Exchange Act between Sinclair and (i) the Controlling Stockholders, (ii) any affiliate of the Controlling Stockholders, or (iii) any group of which the Controlling Stockholders are an affiliate or of which the Controlling
Stockholders are a member. An "affiliate" is defined as (i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under the common control of the Controlling Stockholders; (ii)


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any  corporation  or  organization  (other  than  Sinclair  or a  majority-owned subsidiary of Sinclair) of which any of the Controlling Stockholders is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities or in which any of the Controlling Stockholders has a substantial beneficial interest; (iii) a voting trust or similar arrangement pursuant to which the Controlling Stockholders generally control the vote of the shares of Common Stock held by or subject to any such trust or arrangement; (iv) any other trust or estate in which any of the Controlling Stockholders has a substantial beneficial interest or as to which any of the Controlling Stockholders serves as a trustee or in a similar
fiduciary   capacity;   or  (v)  any  relative  or  spouse  of  the  Controlling
Stockholders or any relative of such spouse who has the same residence as any of the Controlling Stockholders.

     Under Maryland General Corporation Law, the holders of Common Stock are entitled to vote as a separate class with respect to any amendment of the Amended Certificate that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or modify or change the powers, preferences or special rights of the shares of such class so as to affect such class adversely.

     For a discussion of the effects of disproportionate voting rights upon the holders of the Class A Common Stock, see "Risk Factors -- Voting Rights; Control by Controlling Stockholders; Potential Anti-Takeover Effect of Disproportionate Voting Rights."

     Stockholders of Sinclair have no preemptive rights or other rights to subscribe for additional shares, except that the Class B Common Stock is convertible into Class A Common Stock by the holders thereof. Except as described in the prior sentence, no shares of any class of Common Stock have conversion rights or are subject to redemption. Subject to the rights of any outstanding preferred stock which may be hereafter classified and issued, holders of Common Stock are entitled to receive dividends, if any, as may be declared by Sinclair's Board of Directors out of funds legally available therefor and to share, regardless of class, equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of Sinclair. Under the Bank Credit Agreement, the Existing Indentures, the terms of the Series C Preferred Stock and certain other debt of Sinclair, Sinclair's ability to declare Common Stock dividends is restricted.

PREFERRED STOCK

     Series B Preferred Stock. As partial consideration for the acquisition of assets from River City, Sinclair issued 1,150,000 shares of Series A Preferred Stock to River City which has since been converted into 1,150,000 shares of Series B Preferred Stock. As of April 30, 1998, 45,703 shares of Series B Preferred Stock were outstanding. Each share of Series B Preferred Stock has a liquidation preference of $100 and, after payment of this preference, is entitled to share in distributions made to holders of shares of (plus all accrued and unpaid dividends through the determination date) Common Stock. Each holder of a share of Series B Preferred Stock is entitled to receive the amount of liquidating distributions received with respect to approximately 3.64 shares of Common Stock (subject to adjustment) less the amount of the liquidation preference. The liquidation preference of Series B Preferred Stock is payable in preference to Common Stock of Sinclair, but may rank equal to or below other classes of capital stock of Sinclair. After a "Trigger Event" (as defined below), the Series B Preferred Stock ranks senior to all classes of capital stock of Sinclair as to liquidation preference, except that Sinclair may issue up to $400 million of capital stock ("Senior Securities"), as to which the Series B Preferred Stock will have the same rank. The Series C Preferred Stock are Senior Securities. A Trigger Event means the termination of Barry Baker's employment with Sinclair prior to the expiration of the initial five-year term of his employment agreement (1) by Sinclair for any reason other than for Cause (as defined in the employment agreement) or (2) by Barry Baker upon the occurrence of certain events described in the employment agreement.

     The holders of Series B Preferred Stock do not initially receive dividends, except to the extent that dividends are paid to the holders of Common Stock. A holder of shares of Series B Preferred Stock is entitled to share in any dividends paid to holders of Common Stock, with each share of Series B Preferred Stock allocated the amount of dividends allocated to approximately 3.64 shares of Common Stock (subject to adjustment). In addition, after the occurrence of a Trigger Event, holders of shares of


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Series B Preferred  Stock are entitled to  quarterly  dividends in the amount of
$3.75 per share per quarter for the first year, and in the amount of $5.00 per share per quarter after the first year. Dividends are payable either in cash or in additional shares of Series B Preferred Stock at the rate of $100 per share. Dividends on Series B Preferred Stock are payable in preference to the holders of any other class of capital stock of Sinclair, except for Senior Securities, which will rank senior to the Series B Preferred Stock as to dividends until a Trigger Event, after which Senior Securities will have the same rank as Series B Preferred Stock as to dividends.

     Sinclair may redeem shares of Series B Preferred Stock for an amount equal to $100 per share plus any accrued and unpaid dividends at any time beginning 180 days after a Trigger Event, but holders have the right to retain their shares in which case the shares will automatically be converted into shares of Class A Common Stock on the proposed redemption date.

     Each share of Series B Preferred Stock is entitled to 3.64 votes (subject to adjustment) on all matters with respect to which Class A Common Stock has a vote, and the Series B Preferred Stock votes together with the Class A Common Stock as a single class, except that the Series B Preferred Stock is entitled to vote as a separate class (and approval of a majority of such votes is required) on certain matters, including changes in the authorized amount of Series B Preferred Stock and actions affecting the rights of holders of Series B Preferred Stock.

     Shares of Series B Preferred Stock are convertible at any time into shares of Class A Common Stock, with each share of Series B Preferred Stock convertible into approximately 3.64 shares of Class A Common Stock. The conversion rate is subject to adjustment if Sinclair undertakes a stock split, combination or stock dividend or distribution or if Sinclair issues Common Stock or securities convertible into Common Stock at a price less than $27.50 per share. Shares of Series B Preferred Stock issued as payment of dividends are not convertible into Class A Common Stock and become void at the time of conversion of a shareholder's other shares of Series B Preferred Stock. All shares of Series B Preferred Stock remaining outstanding on May 31, 2001 (other than shares issued as a dividend) automatically convert into Class A Common Stock on that date.

     Series C Preferred Stock. As of March 31, 1998, Sinclair has issued and outstanding 2,062,000 shares of Series C Preferred Stock, all of which shares are held by KDSM, Inc., a wholly-owned subsidiary of Sinclair. Each share of Series C Preferred Stock has a liquidation preference (the "Liquidation Amount") of $100 plus an amount equal to any accumulated and unpaid dividends (whether or not earned or declared) to the date of payment. KDSM, Inc. purchased the Series C Preferred Stock from the proceeds of $206,200,000 aggregate principal amount of KDSM Senior Debentures, all of which are held by the Trust, a trust all of the common securities of which are held by KDSM, Inc. The obligations of KDSM, Inc. under the KDSM Senior Debentures are secured by the Series C Preferred Stock. The Trust purchased the KDSM Senior Debentures from the proceeds of $200 million aggregate liquidation value of HYTOPS plus the proceeds of the issuance to KDSM, Inc. of $6.2 million of common securities of the Trust. Sinclair has guaranteed the obligations under the HYTOPS, on a junior subordinated basis in an amount equal to the lesser of (a) the full liquidation preference plus accumulated and unpaid dividends to which the holders of the HYTOPS are lawfully entitled, and (b) the amount of the Trust's legally available assets remaining after the satisfaction of all claims of other parties which, as a matter of law, are prior to those of the holders of the HYTOPS. Sinclair has also agreed to fully and unconditionally guarantee the payment of the KDSM Senior Debentures on a junior subordinated basis if and effective as of the time the KDSM Senior Debentures are distributed to holders of the HYTOPS in certain circumstances.

     The Series C Preferred Stock has a maturity date of March 15, 2009, and will be mandatorily redeemable on its maturity date. With respect to dividend rights and rights upon liquidation, winding-up and dissolution of Sinclair, the Series C Preferred Stock ranks senior to the Common Stock and the Series B Preferred Stock except that upon a Trigger Event the Series C Preferred Stock will rank pari passu with the Series B Preferred Stock in respect of dividend rights and rights upon liquidation, dissolution and winding-up of Sinclair.

     Dividends on the Series C Preferred Stock are payable quarterly at a rate per annum of 12 5/8% of the stated Liquidation Amount of $100 per share and cumulate from March 12, 1997. Dividends are payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (each a


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"Dividend  Payment  Date")  to the  holders  of  record  on the March 1, June 1,
September 1 and December 1 next preceding each Dividend Payment Date. Sinclair has the right, at any time and from time to time, to defer dividend payments for up to three consecutive quarters; provided that Sinclair will be required to pay all dividends due and owing on the Series C Preferred Stock at least once every four quarters and must pay all dividends due and owing on the Series C Preferred Stock on March 25, 2009. The remedy for the holders of the Series C Preferred Stock upon a failure by Sinclair to pay all dividends due and owing thereon at least once every four quarters (or for any other breaches under the Series C Preferred Stock) is the right to elect two directors to Sinclair's board of directors.

     Holders of the Series C Preferred Stock do not have any voting rights in ordinary circumstances. However, the vote of the holders of a majority in aggregate Liquidation Amount of outstanding Series C Preferred Stock (100% in certain circumstances) is required to approve any amendment to the Amended Certificate or the Articles Supplementary to the Amended Certificate that govern the Series C Preferred Stock (the "Series C Articles Supplementary") that would adversely affect the powers, preferences or special rights of the holders of the Series C Preferred Stock or cause the liquidation, dissolution or winding-up of Sinclair. In addition, the approval of the holders of a majority in aggregate Liquidation Amount of outstanding Series C Preferred Stock is required to approve the issuance of any preferred stock by Sinclair which is senior to the Series C Preferred Stock in right of payment. In addition, upon a Voting Rights Triggering Event (which is defined to include a failure to pay dividends as described above, a failure to make a Change of Control Offer (as defined), a failure to redeem the Series C Preferred Stock upon maturity and a breach of the covenants described below), the holders of a majority in aggregate Liquidation Amount of the outstanding Series C Preferred Stock have the right to elect two directors to the board of directors of Sinclair. KDSM, Inc., as the holder of the Series C Preferred Stock, has agreed not to take or consent to any actions or waive any rights under the Series C Preferred Stock or elect any directors without the approval of the holders of the majority in principal amount of the KDSM Senior Debentures. The Trust, as the holder of the KDSM Senior Debentures, has in turn agreed that it will not provide such approval without the approval of the holders of a majority in aggregate Liquidation Value of the outstanding Preferred Securities (100% in certain circumstances).

     The Series C Articles Supplementary contain certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on transactions with affiliates; (iv) limitation on sale of assets;
(v) limitation on unrestricted subsidiaries; (vi) restrictions on mergers, consolidations and the transfer of all or substantially all of the assets of Sinclair to another person; (vii) provision of financial statements; and (viii) limitation on the issuance of senior preferred stock. Violation of any of these covenants (after a grace period in certain circumstances) will be a Voting Rights Triggering Event.

     Upon a Change of Control of Sinclair (as defined), Sinclair is required to make an offer (a "Change of Control Offer") to redeem all or a portion of the shares of Series C Preferred Stock at 101% of such shares' aggregate Liquidation Amount, plus accrued and unpaid dividends, if any, to the date of redemption unless and for so long as such redemption is prohibited by the terms of the Bank Credit Agreement or the Existing Indentures. If Sinclair does not make and consummate a Change of Control Offer upon a Change of Control, the holders of the Series C Preferred Stock will have the right to elect two directors to the board of directors of Sinclair.

     Sinclair has the option (a) at any time on or after March 15, 2002 to redeem the Series C Preferred Stock, in whole or in part, in cash at redemption prices declining from 105.813% to 100% (in 2006) of the Liquidation Amount, and
(b) at any time on or prior to March 15, 2000 to redeem, in whole or in part, up to 33 1/3% of the aggregate Liquidation Amount of the Series C Preferred Stock, with the proceeds of one or more Public Equity Offerings (as defined), at a cash redemption price of 111.625% of the principal amount thereof, plus accrued dividends to the date of redemption; provided that after any such redemption at least 66 2/3% of the aggregate Liquidation Amount of the Series C Preferred Stock originally issued remain outstanding and that such redemption be made within 180 days of each such Public Equity Offering.

     Series D Convertible Exchangeable Preferred Stock. As of March 31, 1998, Sinclair had issued and outstanding 3,450,000 shares of Series D Convertible Exchangeable Preferred Stock. Each share of


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Series D Convertible  Exchangeable  Preferred Stock has a liquidation preference of $50 plus an amount equal to any accrued and unpaid dividends.

     With respect to dividends and amounts payable upon the liquidation, dissolution or winding up of Sinclair, the Series D Convertible Exchangeable Preferred Stock will rank (i) junior in right of payment to all indebtedness of Sinclair and its Subsidiaries, (ii) senior to the Class A Common Stock and the Class B Common Stock, (iii) pari passu with the Series C Preferred Stock and
(iv) senior to Sinclair's Series B Preferred Stock except that upon a Trigger Event the Series D Convertible Exchangeable Preferred Stock will rank pari passu with the Series B Preferred Stock in respect of dividends and distributions upon liquidation, dissolution and winding-up of Sinclair.

     Dividends on the Series D Convertible Exchangeable Preferred Stock are cumulative and accrue from September 23, 1997, the date of issuance, and are payable quarterly commencing on December 15, 1997, in the amount of $3.00 per share annually, when, as and if declared by the Board of Directors out of legally available funds.

     Holders of Convertible Exchangeable Preferred Stock do not have any voting rights in ordinary circumstances. In exercising any voting rights, each outstanding share of Series D Convertible Exchangeable Preferred Stock will be entitled to one vote. Whenever dividends on the Series D Convertible Exchangeable Preferred Stock are in arrears in an aggregate amount equal to at least six quarterly dividends (whether or not consecutive), the size of Sinclair's board of directors will be increased by two (or, if the size of the board of directors cannot be so increased, Sinclair shall cause the removal or resignation of a sufficient number of directors), and the holders of a majority of the Series D Convertible Exchangeable Preferred Stock, voting separately as a class, will be entitled to select two directors to the board of directors at (i) any annual meeting of stockholders at which directors are to be elected held during the period when the dividends remain in arrears or (ii) a special meeting of stockholders called by Sinclair at the request of the holders of the Series D Convertible Exchangeable Preferred Stock. These voting rights will terminate when all dividends in arrears and for the current quarterly period have been paid in full or declared and set apart for payment. The term of office of the additional directors so elected will terminate immediately upon that payment or provision for payment. Under certain circumstances, Sinclair may be required to pay additional dividends if it fails to provide for the board seats referred to above.

     In addition, so long as any Series D Convertible Exchangeable Preferred Stock is outstanding, Sinclair will not, without the affirmative vote or consent of the holders of at least 66 2/3% of all outstanding shares of Series D Convertible Exchangeable Preferred Stock (i) amend, alter or repeal (by merger or otherwise) any provision of the Amended Certificate, or the By-Laws of Sinclair so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Series D Convertible Exchangeable Preferred Stock, (ii) authorize any new class of Senior Dividend Stock (as defined), any Senior Liquidation Stock (as defined) or any security convertible into Senior Dividend Stock or Senior Liquidation Stock, or (iii) effect any reclassification of the Series D Convertible Exchangeable Preferred Stock.

     The shares of Series D Convertible Exchangeable Preferred Stock are convertible at the option of the holder at any time, unless previously redeemed or exchanged, into Class A Common Stock of Sinclair, at a conversion price of $45.625 per share of Class A Common Stock (equivalent to a conversion rate of 1.0959 shares of Class A Common Stock per share of Series D Convertible Exchangeable Preferred Stock), subject to adjustment in certain events.

     Upon the occurrence of a Change of Control (as defined), each share of Series D Convertible Exchangeable Preferred Stock will be convertible at the option of its holder for a limited period into the number of shares of Class A Common Stock determined by dividing the $50 liquidation preference of such share, plus accrued and unpaid dividends, by the greater of (i) the average of the last reported sales price per share of the Class A Common Stock for the last five trading days before the Change of Control or (ii) $26.42, as adjusted for stock splits or combinations. Upon a Change of Control, Sinclair may elect to pay holders of the Series D Convertible Exchangeable Preferred Stock exercising their special conversion rights an amount in cash equal to the $50 liquidation preference of the Series D Convertible


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Exchangeable  Preferred  Stock plus any accrued and unpaid  dividends,  in which event no conversion pursuant to the exercise of the special conversion rights will occur, unless Sinclair defaults in payments of such amounts. A Change of Control will result in an event of default under the Bank Credit Agreement and could result in the acceleration of all indebtedness under the Bank Credit Agreement. Moreover, the Bank Credit Agreement prohibits the repurchase of the Series D Convertible Exchangeable Preferred Stock by Sinclair. A Change of Control will also require Sinclair to offer to redeem the Existing Notes and the Series C Preferred Stock.

     The Series D Convertible Exchangeable Preferred Stock is redeemable at Sinclair's option, in whole or from time to time in part, for cash at any time on or after September 20, 2000, initially at a price per share equal to 104.20% of the liquidation preference thereof, declining ratably on or after September 15 of each year thereafter to a redemption price equal to 100% of such liquidation preference per share on or after September 15, 2007 plus, in each case, accrued and unpaid dividends.

     Subject to certain conditions, Sinclair may, at its option, on any scheduled date for the payment of dividends on the Series D Convertible Exchangeable Preferred Stock commencing on December 15, 2000, exchange the Series D Convertible Exchangeable Preferred Stock, in whole but not in part, for Sinclair's 6% Convertible Subordinated Debentures due 2012 (the "Exchange Debentures"). Holders of Series D Convertible Exchangeable Preferred Stock so exchanged will be entitled to $1,000 principal amount of Exchange Debentures for each $1,000 of liquidation preference of Series D Convertible Exchangeable Preferred Stock held by such holders at the time of exchange plus an amount per share in cash equal to all accrued but unpaid dividends (whether or not declared) thereon to the date of exchange. The Exchange Debentures will bear interest payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on the first such payment date following the date of exchange. Beginning on December 15, 2000, at Sinclair's option, the Exchange Debentures will be redeemable, in whole or in part, at redemption prices beginning at 104.20% of the principal amount of the Exchange Debentures and decreasing to 100% of such principal amount on September 15, 2007, plus accrued and unpaid interest. Under certain circumstances involving a Change of Control, holders will have the right to require Sinclair to purchase their Exchange Debentures at a price equal to 100% of the principal amount thereof plus accrued interest. The Exchange Debentures will be convertible into Class A Common Stock on substantially the same terms as the Series D Convertible Exchangeable Preferred Stock is convertible into Class A Common Stock. The Exchange Debentures will be subordinated to all Senior Indebtedness.

CERTAIN STATUTORY AND CHARTER PROVISIONS

     The following paragraphs summarize certain provisions of the Maryland General Corporation Law and Sinclair's Amended Certificate and By-Laws. The summary does not purport to be complete and reference is made to Maryland General Corporation Law and Sinclair's Amended Certificate and By-Laws for complete information.

     Business Combinations. Under the Maryland General Corporation Law, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the corporation's stock (an "Interested Stockholder") must be (a) recommended by the corporation's board of directors; and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's common stockholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for his shares. In addition, an Interested Stockholder or any affiliate thereof may not engage in a "business combination" with the corporation for a period of five (5) years following the date he becomes an Interested Stockholder. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of a Maryland corporation. It is anticipated that Sinclair's Board of Directors will


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exempt from the Maryland  statute any business  combination with the Controlling
Stockholders, any present or future affiliate or associate of any of them, or any other person acting in concert or as a group with any of the foregoing persons.

     Control Share Acquisitions. The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders excluding shares owned by the acquirer, officers of the corporation and directors who are employees of the corporation. "Control shares" are shares which, if aggregated with all other shares previously acquired which the person is entitled to vote, would entitle the acquirer to vote (i) 20% or more but less than one-third of such shares, (ii) one-third or more but less than a majority of such shares, or
(iii) a majority of the outstanding shares. Control shares do not include shares the acquiring person is entitled to vote because stockholder approval has previously been obtained. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     Subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer is entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or excepted by or pursuant to the articles of incorporation or by-laws of the corporation.

     Effect of Business Combination and Control Share Acquisition Statutes. The business combination and control share acquisition statutes could have the effect of discouraging offers to acquire any such offer.

     Limitation on Liability of Directors and Officers. Sinclair's Amended Certificate provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of Sinclair shall have any liability to Sinclair or its stockholders for monetary damages. The Maryland General Corporation Law provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. In situations to which the Amended Certificate provision applies, the remedies available to Sinclair or a stockholder are limited to equitable remedies such as injunction or rescission. This provision would not, in the opinion of the Commission, eliminate or limit the liability of directors and officers under the federal securities laws.

     Indemnification. Sinclair's Amended Certificate and By-Laws provide that Sinclair may advance expenses to its currently acting and its former directors to the fullest extent permitted by Maryland General Corporation Law, and that Sinclair shall indemnify and advance expenses to its officers to the


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same extent as its  directors and to such further  extent as is consistent  with law. The Maryland General Corporation Law provides that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that (1) the act or omission of the director was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, or (2) the director actually received an improper personal benefit in money, property or services, or (3) in the case of an criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. The statute permits Maryland corporations to indemnify its officers, employees or agents to the same extent as its directors and to such further extent as is consistent with law.

     Sinclair has also entered into indemnification agreements with certain officers and directors which provide that Sinclair shall indemnify and advance expenses to such officers and directors to the fullest extent permitted by applicable law in effect on the date of the agreement, and to such greater extent as applicable law may thereafter from time to time permit. Such agreements provide for the advancement of expenses (subject to reimbursement if it is ultimately determined that the officer or director is not entitled to indemnification) prior to the final disposition of any claim or proceeding.

FOREIGN OWNERSHIP

     Under the Amended Certificate and to comply with FCC rules and regulations, Sinclair is not permitted to issue or transfer on its books any of its capital stock to or for the account of any Alien (as defined) if after giving effect to such issuance or transfer, the capital stock held by or for the account of any alien or Aliens would exceed, individually or in the aggregate, 25% of Sinclair's capital stock at any time outstanding. Pursuant to the Amended Certificate, Sinclair will have the right to repurchase alien-owned shares at their fair market value to the extent necessary, in the judgment of the Board of Directors, to comply with the alien ownership restrictions. Any issuance or transfer of capital stock in violation of such prohibition will be void and of no force and effect. The Amended Certificate also provides that no Alien or Aliens shall be entitled to vote, direct or control the vote of more than 25% of the total voting power of all the shares of capital stock of Sinclair outstanding and entitled to vote at any time and from time to time. Such percentage, however, is 20% in the case of Sinclair's subsidiaries which are direct holders of FCC licenses. In addition, the Amended Certificate provides that no Alien shall be qualified to act as an officer of Sinclair and no more than 25% of the total number of directors of Sinclair at any time may be Aliens. The Amended Certificate further gives the Board of Directors of Sinclair all power necessary to administer the above provisions.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for Sinclair's Class A Common Stock is BankBoston, N.A.

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                         COMPARATIVE RIGHTS OF SULLIVAN
                                STOCKHOLDERS AND
                              SINCLAIR STOCKHOLDERS

     Upon consummation of the Merger, if Sinclair elects to pay a portion of the Common Merger Consideration by issuing shares of Sinclair Class A Common Stock, the holders of Sullivan Common Equivalents issued by Sullivan, a Delaware corporation, will become stockholders of Sinclair, a Maryland corporation. Accordingly, the rights of stockholders of Sullivan following the Merger will be governed by Maryland law, as well as the Sinclair Articles of Incorporation (the "Sinclair Charter").

     The following is a summary of the material differences between the rights and privileges of Sullivan stockholders and those of holders of Sinclair Class A Common Stock. References to the "DGCL" are to the General Corporation Law of Delaware, while references to the "MGCL" are to the General Corporation Law of Maryland. This summary is not meant to be relied upon as an exhaustive description of such differences and is qualified in its entirety by reference to the Sinclair Charter, the Sinclair Bylaws, Sullivan's Certificate of Incorporation (the "Sullivan Charter") and Bylaws (the "Sullivan Bylaws"), the DGCL and the MGCL.

VOTING RIGHTS

     Sinclair. The rights of holders of Sinclair Class A Common Stock and Class B Common Stock are substantially identical in all respects, except for voting rights. See "Description of Capital Stock -- Common Stock." Holders of Preferred Stock have voting rights in certain circumstances. See "Description of Capital Stock -- Preferred Stock."

     Sullivan. The rights of holders of Sullivan Class B-1, Class B-2 and Class C shares are substantially equivalent, except that the holders of Class B-2 and Class C shares have ten votes per share and holders of Class B-1 shares have one vote per share.

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

     Sinclair. Under the MGCL, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if all stockholders entitled to vote on the matter consent to the action in writing and any stockholder entitled to notice of the meeting but not entitled to vote at it provides a written waiver of any right to dissent.

     Sullivan. Consistent with the DGCL, the Sullivan Bylaws allow stockholders to take any action without a meeting, without prior notice and without a vote, upon the written consent of stockholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

AMENDMENT OF CHARTER DOCUMENTS AND BYLAWS

     Sinclair. Under the MGCL, unless otherwise provided in a corporation's charter, a proposed charter amendment requires an affirmative vote of two-thirds of the outstanding stock entitled to be cast on the matter. The Sinclair Charter provides that it may be amended upon the affirmative vote of a majority (or, as applicable, two-thirds) of the stock entitled to be cast generally in the election of directors ("voting stock"). Under the MGCL, the power to adopt, alter, and repeal the bylaws is vested in the stockholders, except to the extent that the charter or the bylaws vest it in the board of directors. The Sinclair Bylaws provide that they may be amended by vote of a majority of the Sinclair Board. An amendment to any provision of the Sinclair Bylaws relating to their repeal or the removal of directors may be effected only by the vote of two-thirds of the voting stock.

     Sullivan. The DGCL provides that an amendment to a corporation's certificate of incorporation requires the approval of the corporation's board of directors, the approval of a majority of all shares entitled to vote thereon voting together as a single class, and the approval of a majority of the outstanding stock of each class entitled to vote thereon as a class. The Sullivan Bylaws may be amended by the Sullivan Board (except with respect to the amendment provisions thereof) and may also be amended by the Sullivan stockholders.


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

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     Sinclair. In order to comply with FCC rules and regulations, the Sinclair Charter includes provisions restricting the ownership by Aliens (as defined) of capital stock of Sinclair. See "Description of Capital Stock -- Foreign Ownership."

     Sullivan. Sullivan's Charter does not include any restrictions on the ownership of capital stock of Sullivan.

BUSINESS COMBINATIONS

     Sinclair. Generally, under the MGCL, the approval by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter is required for mergers, consolidations, share exchanges and any transfers of all or substantially all of the assets of a corporation, unless the charter increases or reduces the vote to not less than a majority. The Sinclair Charter does not alter the two-thirds vote requirement.

     Subtitle 6 of Title 3 of the MGCL prohibits any business combination (defined to include a variety of transactions, including mergers, consolidations, share exchanges, sales or dispositions of assets, issuances of stock, liquidations, reclassification and benefits from the corporation, including loans or guarantees) between a Maryland corporation and any interested stockholder (defined generally as any person who, directly or indirectly, beneficially owns 10% or more of the voting power of the outstanding voting stock of the corporation) for a period of five years after the most recent date such stockholder became an interested stockholder. After such five-year period, a business combination between a Maryland corporation and such interested stockholder is prohibited unless either certain "fair-price" provisions are complied with or the business combination is approved by certain supermajority stockholder votes. The MGCL restrictions do not apply to a business combination with an interested stockholder if such business combination is approved or exempted from the MGCL by a resolution of the board of directors adopted prior to the date on which the interested stockholder became an interested stockholder. The Sinclair Board has not adopted any such resolution.

     A Maryland corporation also may adopt an amendment to its charter electing not to be subject to the business combination provisions of the MGCL in whole or in part. Any such amendment generally must be approved by the affirmative vote of at least 80 percent of the votes entitled to be cast by all holders of outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. No such amendment to the Sinclair Charter has been adopted.

     Sullivan. With certain exceptions, Section 203 of the DGCL prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" (as defined below) for three years following the date that such person becomes an interested stockholder. In general and with certain exceptions, an interested stockholder is a person who owns 15% or more of the corporation's outstanding voting stock, or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the three years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     For purposes of Section 203, the term "business combination" is defined broadly to include mergers with or caused by the interested stockholder; sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or of a direct or indirect majority-owned subsidiary of the corporation equal to 10% or more of the aggregate market value of the corporation's consolidated assets or the corporation's outstanding stock; the issuance or transfer by the corporation or such a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for, among other transactions, certain transfers in a conversion or exchange, certain pro rata distributions or certain other transactions); and receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a direct or indirect majority-owned subsidiary, subject to certain exceptions.


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

     The three-year moratorium imposed on business combinations by Section 203 does not apply if: (i) prior to the time at which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction which made him an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by, among others, certain employee stock plans); or (iii) at or subsequent to the time such person becomes an interested stockholder, the business combination is approved by the board of directors and is authorized at a meeting of stockholders by 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

     Section 203 generally applies to Delaware corporations which have a class of voting stock that is listed on a national securities exchange, authorized for quotation on Nasdaq or held of record by more than 2,000 stockholders. A Delaware corporation may elect in its original certificate of incorporation that it will not be governed by Section 203. Sullivan is not subject to the provisions of Section 203.

APPRAISAL RIGHTS

     Sinclair. Except as otherwise provided by the MGCL, stockholders have the right to demand and receive payment of the "fair value" of their stock in the event of (i) a merger or consolidation, (ii) a share exchange, (iii) a transfer of all or substantially all assets not in the ordinary course of business, (iv) an amendment to the charter which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and which substantially adversely affects the stockholder's rights, unless the right to do so is preserved by the charter (which it is not, in the case of Sinclair), (v) certain business combinations with interested stockholders or (vi) unless the charter or bylaws otherwise provide, after an approval by the stockholders of voting rights for control shares which constitute a majority of the voting power of the corporation. However, except as otherwise provided by the provisions of the MGCL regarding business combinations with interested stockholders, stockholders do not have appraisal rights if, among other things, the stock is listed on a national securities exchange, with respect to (i) a merger of a 90% or more owned subsidiary into its parent, on the date notice of such merger is given or waived, or (ii) any other transaction, on the record date for determining stockholders entitled to vote on the transaction.

     Sullivan. The DGCL provides for appraisal rights only in the case of certain statutory mergers or consolidations of the corporation where the petitioning stockholder has neither voted in favor of nor consented in writing to the transaction. In addition, no appraisal rights are available for the shares of a corporation if the corporation is to be the surviving corporation and a vote of its stockholders is not required under DGCL Section 251(f). In general, unless otherwise provided for in a corporation's certificate of incorporation, there are no appraisal rights for shares of stock (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD, or (ii) held of record by more than 2,000 holders, unless the holders of such shares would be required to accept for such stock anything other than shares of stock of the surviving corporation, shares of another corporation so listed, designated, or held by such number of holders of record, cash in lieu of fractional shares of such stock, or any combination thereof.

PREEMPTIVE RIGHTS

     Neither Sinclair nor Sullivan stockholders have preemptive rights with respect to issuances of capital stock.

INDEMNIFICATION

     Sinclair. Under the MGCL, a corporation may indemnify any director or officer made a party to any proceeding unless it is established that (i) the director's or officer's act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or resulted from active and deliberate dishonesty, (ii) the director or officer actually received an improper benefit in money, property or services, or (iii) in the case of criminal proceedings, the director or officer had reasonable cause to believe the act or omission was unlawful. The Sinclair Charter provides that Sinclair will indemnify its directors and its officers to the fullest extent permitted by Maryland law.

     The MGCL provides that a determination must be made that a director or officer has met the standard of conduct set forth above before the director or officer may be indemnified. The determination may be made by a majority vote of disinterested directors, by special legal counsel (selected by the disinterested directors) or by the stockholders.

     The MGCL also establishes several mandatory rules for indemnification. In a stockholder derivative suit, a corporation may not indemnify a director or officer if he or she is adjudged to be liable to the corporation. A corporation may not indemnify a director or officer in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in his or her official capacity, in which the director is adjudged to be liable on the basis that personal benefit was improperly received. A director or officer who is successful, on the merits or otherwise, in the defense of any proceeding for which indemnification is permitted, must be indemnified by the corporation against reasonable expenses in connection with the proceeding (including attorneys' fees).

     The MGCL permits a corporation to advance reasonable expenses to directors and officers upon the director's or officer's written affirmation of his or her good faith belief that he or she has met the required standard of conduct and after his or her written undertaking to repay the corporation if it is determined that the standard has not been met. The Sinclair Charter provides further that Sinclair will indemnify any other persons permitted to be indemnified by the MGCL, including employees and agents, to such extent such indemnification is authorized by the Sinclair Board.

     Sullivan. Subject to certain limitations, Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was, is, or is threatened to be made, a party in any, threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding. With respect to actions by or in the right of a corporation, the DGCL, subject to certain  limitations,  permits  indemnification  of  such  person  for  expenses
(including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit. To be entitled to indemnification, a person must have acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. With respect to actions by or in the right of the corporation, court approval is required for indemnification relating to any claim, issue, or matter as to which a person has been adjudged liable to the corporation.

     The DGCL requires indemnification for expenses actually and reasonably incurred by any director, officer, employee or agent in defense of a proceeding against such person for actions in such capacity to the extent that the person has been successful on the merits or otherwise. Advancement of expenses (i.e., payment prior to a determination on the merits) is permitted, but not required, by the DGCL. A director or officer must undertake to repay such advanced expenses if it is ultimately determined that he or she is not entitled to indemnification. Unless ordered by a court, the members of the board who are not parties to such action, suit, or proceeding, by majority vote, (or independent legal counsel or stockholders) must determine, in each instance where indemnification is sought but is not required by the DGCL, whether such person has met the applicable standard of conduct. The DGCL provides that the statutory indemnification is not exclusive.

     The Sullivan Bylaws provide for indemnification of officers and directors as permitted by Section 145 of the DGCL.


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

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     Sinclair. The MGCL provides that a corporation's charter may include a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for money damages except (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property, or services actually received or (ii) to the extent that a court finds that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Sinclair Charter provides that its directors and officers have no personal liability to Sullivan or its stockholders for money damages to the maximum extent permitted by Maryland law.

     Sullivan. Section 102(b)(7) of the DGCL allows a Delaware corporation to limit or eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for breach of fiduciary duty as a director subject to certain limitations. The Sullivan Charter provides for the limitation of liability as permitted by Section 102(b)(7).

CLASSIFIED BOARD OF DIRECTORS

     Sinclair. The MGCL permits, but does not require, a classified board of directors. Sinclair does not currently have a classified board of directors. The Sinclair Charter and Bylaws provide that Sinclair shall have at least three and not more than nine directors. The Sinclair Board has approved and submitted to the stockholders of Sinclair an amendment to the Sinclair Charter that would, if adopted, increase the maximum number of directors to 11.

     Sullivan. The DGCL permits, but does not require, a classified board of directors. The Sullivan Board is not divided into classes. The Sullivan Bylaws provide that the Sullivan Board shall consist of not more than 8 members.

CUMULATIVE VOTING FOR DIRECTORS

     Neither Sinclair nor Sullivan uses cumulative voting in the election of directors.

ELECTION AND REMOVAL OF DIRECTORS

     Sinclair. Under the MGCL, except as otherwise provided in a corporation's charter, the stockholders generally may remove any director, with or without cause, by the vote of a majority of all the votes entitled to be cast in the election of the directors. The Sinclair Charter provides that a director may be removed only for cause upon the vote of a majority of all the votes entitled to be cast in the election of the directors.

     The Controlling Stockholders have entered into a stockholders agreement pursuant to which they have agreed, for a period of ten years commencing June 12, 1995, to vote for each other as candidates for election to the Board of Directors.

     In connection with Sinclair's 1996 acquisition of certain assets of River City Broadcasting, L.P., Sinclair agreed to increase the size of the Board of Directors from seven members to nine to accommodate the prospective appointment of each o Barry Baker ad Roy F. Coppedge, III or such other designee as Boston Ventures Limited Partnership IV and Boston Ventures Limited Partnership IVA (collectively, "Boston Ventures") may select. Mr. Baker currently serves as a consultant to Sinclair. Sinclair's obligation to appoint Mr. Coppedge another designee of Boston Ventures has ended as a result of the sale by Boston Ventures of shares of Sinclair Class A Common Stock in a public offering in April 1998.

     Sullivan. Under the DGCL the affirmative vote of a majority of the votes entitled to be cast at the election of directors is required to remove directors, with or without cause.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

     Sinclair. Consistent with the MGCL, the Sinclair Charter provides that a majority of the remaining directors, even if less than a quorum or, if applicable, a sole remaining director, may appoint a director to fill a vacancy which results from any cause except an increase in the number of directors, and a majority of the entire board may fill a vacancy which results from an increase in the number of directors. Any director elected to fill a vacancy shall serve until the next annual meeting of stockholders, upon which a successor director shall be elected to serve the remaining term, if any.

     Sullivan. If the position of any director of Sullivan is or becomes vacant between annual meetings, such vacancy may be filled by a majority of the remaining directors or by the stockholders.

SPECIAL MEETINGS

     Sinclair. The MGCL provides that a special meeting of stockholders may be called by the President or a majority of the Sinclair Board. The Sinclair Bylaws further provide that the Chairman or Vice Chairman may call a special meeting of stockholders. In addition, the MGCL provides that the Secretary shall call a special meeting of stockholders on the written request of stockholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting.

     Sullivan. A special meeting of stockholders of Sullivan may be called by the Chief Executive Officer and President and shall be called by the President or Secretary at the request in writing of shareholders holding shares representing two-thirds of the votes.

INSPECTION RIGHTS

     Sinclair. Under the MGCL any stockholder has the right to inspect and copy bylaws, minutes of stockholder proceedings, annual statements of affairs, voting trust agreements on file at the principal corporate office and statements showing all stock and securities issued by the corporation during a specified period of not more than twelve months before the date of the request. In addition, one or more persons who together are and for the last six months have been stockholders of record of at least 5% of the outstanding stock of any class may inspect and copy the corporation's books of account and stock ledger and may request a statement of the corporation's affairs or a list of the corporation's stockholders, which must be prepared by the corporation and made available within 20 days of such request.

     Sullivan. Under the DGCL, any stockholder, following a proper written request, has the right to inspect the corporation's books and records, including the stockholder list, during normal business hours for a proper purpose.

DIVIDENDS AND DISTRIBUTIONS

     Sinclair. Under the MGCL, a board of directors may authorize a corporation to make distributions to its stockholders, subject to any restrictions in the corporation's charter and except, if after giving effect to the distribution, the corporation would not be able to pay its indebtedness as the indebtedness becomes due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus, unless the charter permits otherwise, the amount needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

     Sullivan. The DGCL provides that, subject to any restrictions in a corporation's certificate of incorporation, dividends may be declared out of a corporation's surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, if the corporation's capital (generally defined in the DGCL as the sum of the aggregate par value of all shares of the corporation's capital stock, where all such shares have a par value and the board of directors has not established a higher level of capital) has been diminished to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, dividends may not be declared and paid out of such net profits until the deficiency in such capital has been repaired.

                                  LEGAL MATTERS

     The validity of the Sinclair Class A Common Stock being offered hereby and certain other legal matters regarding the Sinclair Class A Common Stock will be passed upon for Sinclair by Thomas & Libowitz, P.A., Baltimore, Maryland, counsel to Sinclair, and by Wilmer, Cutler & Pickering, Baltimore, Maryland, special securities counsel to Sinclair. Basil A. Thomas, a director of Sinclair, is of counsel to Thomas & Libowitz, P.A.

                                    EXPERTS

     The Consolidated Financial Statements and schedules of Sinclair as of December 31, 1996 and 1997 and for each of the years ended December 31, 1995, 1996 and 1997, included in this Information Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Heritage Media Services, Inc. -- Broadcasting Segment as of December 31, 1997 and 1996 and for each of the periods in the two year period ended December 31, 1997 included herein have been audited by Arthur Andersen, LLP, independent public accountants, as stated in their report with respect thereto, and are included herein in reliance on the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Max Media Properties LLC as of December 31, 1997 and 1996 and for each of the years in the two year period ended December 31, 1997 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Sullivan Broadcast Holdings, Inc. and Subsidiaries as of December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996 and for the period from inception (June 2, 1995) through December 31, 1995 and the financial statements of Sullivan Broadcasting Company, Inc. and Subsidiaries for the year ended December 31, 1995, included in this Information Statement/Prospectus, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                           GLOSSARY OF DEFINED TERMS

     "ABC" means Capital Cities/ABC, Inc.

     "Adjusted EBITDA" means broadcast cash flow less corporate overhead expense and is a commonly used measure of performance for broadcast companies. Adjusted EBITDA does not purport to represent cash provided by operating activities as reflected in Sinclair's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

     "Adjusted EBITDA margin" means the Adjusted EBITDA divided by net broadcast revenues.

     "Amended   Certificate"   means  the  Amended  and  Restated   Articles  of
Incorporation of Sinclair as amended.

     "Arbitron" means Arbitron, Inc.

     "Bank Credit Agreement" means the Third Amended and Restated Credit Agreement, dated as of May 20, 1997, among Sinclair, the Subsidiaries, certain lenders named therein, and The Chase Manhattan Bank, as agent, as amended and as such agreement may be further amended, renewed, extended, refinanced, restructured, replaced or modified.

     "Broadcast cash flow margin" means broadcast cash flow divided by net broadcast revenues.

     "Broadcast  Cash Flow"  means  operating  income  plus  corporate  overhead
expenses,  special  bonuses  paid  to  executive  officers,   non-cash  deferred
compensation, depreciation and amortization, including both tangible and intangible assets and program rights, less cash payment for program rights. Cash program payments represent cash payments made for current program payables and sports rights and do not necessarily correspond to program usage. Special bonuses paid to executive officers are considered unusual and non-recurring. Sinclair has presented broadcast cash flow data, which Sinclair believes are comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow (i) does not purport to represent cash provided by operating activities as reflected in Sinclair's consolidated statements of cash flow, (ii) is not a measure of financial performance under generally accepted accounting principles and (iii) should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

     "CBS" means CBS, Inc.

     "Class A Common Stock" means Sinclair's Class A Common Stock, par value $.01 per share.

     "Class B Common Stock" means Sinclair's Class B Common Stock, par value $.01 per share.

     "Columbus Option" means Sinclair's option to purchase both the Non-License Assets and the License Assets of WSYX-TV, Columbus, Ohio.

     "Commission" means the Securities and Exchange Commission.

     "Common Stock" means the Class A Common Stock and the Class B Common Stock.

     "Communications Act" means the Communications Act of 1934, as amended.

     "Company" means Sinclair Broadcast Group, Inc. and its wholly owned subsidiaries.

     "Controlling Stockholders" means David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith.

     "DAB" means digital audio broadcasting.

     "Debt Repurchase" means Sinclair's repurchase of approximately $98.1 million principal amount of its 10% Senior Subordinated Notes due 2003 in December 1997.

     "December  1997 Notes  Issuance"  means the issuance of the  December  1997
Notes.

     "December 1997 Notes" means Sinclair's 8 3/4% Senior Subordinated Notes Due 2007.

     "DBS" means direct-to-home broadcast satellite television.

     "Designated Market Area" or "DMA" means one of the 211 generally-recognized television market areas according to Nielsen.

     "DOJ" means the United States Justice Department.

     "DTV" means digital television.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "FCC" means the Federal Communications Commission.

     "FCN" means the Fox Children's Network.

     "Flint Acquisition" means Sinclair's acquisition of the assets of WSMH-TV (Flint, Michigan).

     "Fox" means Fox Broadcasting Company.

     "Glencairn" means Glencairn, Ltd. and its subsidiaries.

     "Greenville Stations" means radio stations WFBC-FM, WORD-AM, WFBC-AM, WSPA-AM, WSPA-FM, WOLI-FM, and WOLT-FM located in the Greenville/Spartanburg, South Carolina area.

     "Heritage Acquisition" means the acquisition of license and non-license assets of the radio and television stations of Heritage Media Group, Inc.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "HYTOPS" means Sinclair's 11 5/8% High Yield Trust Offered Preferred Securities issued pursuant to the HYTOPS Issuance.

     "HYTOPS Issuance" means Sinclair's private placement of HYTOPS, in a liquidation amount of $200,000,000, on March 14, 1997.

     "Independent" means a station that is not affiliated with any of ABC, CBS, NBC, FOX, UPN or WB.

     "JSAs" means joint sales agreements pursuant to which an entity has the right, for a fee paid to the owner and operator of a station, to sell substantially all of the commercial advertising on the station.

     "July 1997 Note Issuance" means the issuance of the July 1997 Notes.

     "July 1997 Notes" means Sinclair's 9% Senior Subordinated Notes due 2007.

     "KSC" means Keymarket of South Carolina, Inc.

     "Lakeland Acquisition" means the acquisition of 100% of the capital stock of Lakeland Group Television, Inc.

     "License Assets" means the television and radio station assets essential for broadcasting a television or radio signal in compliance with regulatory guidelines, generally consisting of the FCC license, transmitter, transmission lines, technical equipment, call letters and trademarks, and certain furniture, fixtures and equipment.

     "License Assets Option" means Sinclair's option to purchase the License Assets of KDNL-TV, St. Louis, MO; KOVR-TV, Sacramento, CA; WTTV-TV and WTTK-TV, Indianapolis, IN; WLOS-TV, Asheville, NC; KABB-TV, San Antonio, TX; and KDSM-TV, Des Moines, IA.

     "LMAs" means program services agreements, time brokerage agreements or local marketing agreements pursuant to which an entity provides programming services to television or radio stations that are not owned by the entity.

     "Max Media Acquisition" means the acquisition of all of the equity interests of Max Media Properties, LLC.

     "Montecito Acquisition" means the acquisition of all of the capital stock of Montecito Broadcasting Corporation.

     "MSA" means the Metro Survey Area as defined by Arbitron.

     "MMDS" means multichannel multipoint distribution services.

     "NBC" means the National Broadcasting Company.

     "Nielsen" means the A.C. Nielsen Company Station Index dated May 1996.

     "1993 Notes" means Sinclair's 10% Senior Subordinated Notes due 2003.

     "1995 Notes" means Sinclair's 10% Senior Subordinated Notes due 2005.

     "1996 Acquisitions" means the 16 television and 33 radio stations that Sinclair acquired, obtained options to acquire, or obtained the right to program during 1996 for an aggregate consideration of approximately $1.2 billion.

     "1996 Act" means the Telecommunications Act of 1996.

     "1997 Common Stock Issuance" means the issuance of 4,345,000 shares of Class A Common Stock in September 1997.

     "1997 Preferred Stock Issuance" means the issuance of 3,450,000 shares of Series D Preferred Stock in September 1997.

     "1997 Financings" means the HYTOPS Issuance, the July 1997 Note Issuance, the 1997 Common Stock Issuance, the 1997 Preferred Stock Issuance, the December 1997 Note Issuance and the Debt Repurchase.

     "Non-License Assets" means the assets relating to operation of a television or radio station other than License Assets.

     "River City" means River City Broadcasting, L.P.

     "River City Acquisition" means Sinclair's acquisition from River City and the owner of KRRT of certain Non-License Assets, options to acquire certain License and Non-License Assets and rights to provide programming or sales and marketing for certain stations, which was completed May 31, 1996.

     "SCI" means Sinclair Communications, Inc., a wholly owned subsidiary of Sinclair that owns all of the capital stock of the operating subsidiaries of Sinclair.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Series A Preferred Stock" means Sinclair's Series A Exchangeable Preferred Stock, par value $.01 per share, each share of which has been exchanged for a share of Sinclair's Series B Convertible Preferred Stock.

     "Series B Preferred Stock" means Sinclair's Series B Convertible Preferred Stock, par value $.01 per share.

     "Series C Preferred Stock" means Sinclair's Series C Preferred Stock, par value $.01 per share.

     "Series D Preferred Stock" means Sinclair's Series D Preferred Stock, par value $.01 per share.

     "Significant Acquisitions" means the Heritage Acquisition and the Max Media Acquisition.

     "Sinclair" means Sinclair Broadcast Group, Inc. and its wholly owned subsidiaries.

     "Sullivan Acquisition" means the Merger and the Sullivan II Merger.

     "Superior Acquisition" means Sinclair's acquisition of the stock of Superior Communications, Inc.

     "Superior" means Superior Communications, Inc.

     "TBAs" means time brokerage agreements; see definition of "LMAs."

     "Traditional   Networks"   means  each  of  ABC,  CBS  or  NBC,  singly  or
collectively.

     "UHF" means ultra-high frequency.

     "UPN" means United Paramount Television Network Partnership.

     "VHF" means very-high frequency.

     "WB" and the "WB Network" mean The WB Television Network Partners.

                SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES



                                                                                              PAGE
                                                                                           ---------
SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES

 Report of Independent Public Accountants ................................................ F-3
 Consolidated Balance Sheets as of December 31, 1996 and 1997 ............................ F-4
 Consolidated Statements of Operations for the Years Ended December 31, 1995, 1996 and
   1997 .................................................................................. F-5
 Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1995,
   1996 and 1997 ......................................................................... F-6, F-7
 Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and
   1997 .................................................................................. F-8, F-9
 Notes to Consolidated Financial Statements .............................................. F-10

 HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
 Report of Independent Public Accountants ................................................ F-40
 Consolidated Balance Sheets as of December 31, 1997 and 1996 ............................ F-41
 Consolidated Statements of Operations for the Four Months Ended December 31, 1997, the
   Eight Months Ended August 31, 1997 and for the Year Ended December 31, 1996 ........... F-42
 Consolidated Statements of Stockholders' Equity for the Four Months Ended December 31,
   1997, the Eight Months Ended August 31, 1997 and for the Year Ended December 31,
   1996 .................................................................................. F-43
 Consolidated Statements of Cash Flows for the Four Months Ended December 31, 1997, the
   Eight Months Ended August 31, 1997 and for the Year Ended December 31, 1996 ........... F-44
 Notes to Consolidated Financial Statements .............................................. F-45

 MAX MEDIA PROPERTIES LLC
 Independent Auditors' Report ............................................................ F-53
 Consolidated Balance Sheets as of December 31, 1997 and 1996 ............................ F-54
 Consolidated Statements of Operations for the Years Ended December 31, 1997 and 1996 .... F-55
 Consolidated Statements of Members' Capital for the Years Ended December 31, 1997 and
   1996 .................................................................................. F-56
 Consolidated Statements of Cash Flows for the Years Ended December 31, 1997 and 1996 .... F-57
 Notes to Consolidated Financial Statements .............................................. F-58

 SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
 Report of Independent Accountants ....................................................... F-70
 Consolidated Balance Sheet as of December 31, 1996 and 1997 ............................. F-71
 Consolidated Statement of Operations for the Period from Inception (June 2, 1995) through
   December 31, 1995 and for the Years Ended December 31, 1996 and 1997 .................. F-72
 Consolidated Statement of Cash Flows for the Period from Inception (June 2, 1995) through
   December 31, 1995 and for the Years Ended December 31, 1996 and 1997 .................. F-73
 Consolidated Statement of Changes in Shareholders' Equity for the Period from Inception
   (June 2, 1995) through December 31, 1995 and for the Years Ended December 31, 1996 and
   1997 .................................................................................. F-74
 Notes to Consolidated Financial Statements .............................................. F-75



SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES -- (FORMERLY
ACT III BROADCASTING, INC. AS SUCCESSOR BY MERGER WITH A-3 ACQUISITION, INC.)

 Report of Independent Accountants ............................................ F-86
 Consolidated Statement of Operations for the Year Ended December 31, 1995 .... F-87
 Consolidated Statement of Cash Flows for the Year Ended December 31, 1995 .... F-88
 Consolidated Statement of Changes in Shareholders' Deficit ................... F-89
 Notes to Consolidated Financial Statements ................................... F-90


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Sinclair Broadcast Group, Inc.:

     We have audited the accompanying consolidated balance sheets of Sinclair Broadcast Group, Inc. (a Maryland corporation) and Subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sinclair Broadcast Group, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1995, 1996 and 1997, in conformity with generally accepted accounting principles.

                                                       ARTHUR ANDERSEN LLP

Baltimore, Maryland,
February 9, 1998, except for Note 24,
as to which the date is February 23, 1998

                SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                (IN THOUSANDS)


                                                                                       AS OF DECEMBER 31,
                                                                                 ------------------------------
                                                                                      1996             1997
                                                                                      ----             ----

                                     ASSETS

CURRENT ASSETS:
 Cash, and cash equivalents ..................................................     $    2,341      $  139,327
 Accounts receivable, net of allowance for doubtful accounts
  of $2,472 and $2,920, respectively .........................................        112,313         123,018
 Current portion of program contract costs ...................................         44,526          46,876
 Prepaid expenses and other current assets ...................................          3,704           4,673
 Deferred barter costs .......................................................          3,641           3,727
 Refundable income taxes .....................................................             --          10,581
 Deferred tax assets .........................................................          1,245           2,550
                                                                                   ----------      ----------
  Total current assets .......................................................        167,770         330,752
PROGRAM CONTRACT COSTS, less current portion .................................         43,037          40,609
LOANS TO OFFICERS AND AFFILIATES .............................................         11,426          11,088
PROPERTY AND EQUIPMENT, net ..................................................        154,333         161,714
NON-COMPETE AND CONSULTING AGREEMENTS, net of
 accumulated amortization of $54,236 and $64,229, respectively ...............         10,193             200
OTHER ASSETS .................................................................         64,235         167,895
ACQUIRED INTANGIBLE BROADCASTING ASSETS, net of
 accumulated amortization of $85,155 and $138,061, respectively ..............      1,256,303       1,321,976
                                                                                   ----------      ----------
  Total Assets ...............................................................     $1,707,297      $2,034,234
                                                                                   ==========      ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable ............................................................     $   11,886      $    5,207
 Income taxes payable ........................................................            730              --
 Accrued liabilities .........................................................         35,074          40,532
 Current portion of long-term liabilities- ...................................
  Notes payable and commercial bank financing ................................         62,144          35,215
  Notes and capital leases payable to affiliates .............................          1,774           3,073
  Program contracts payable ..................................................         58,461          66,404
  Deferred barter revenues ...................................................          3,576           4,273
                                                                                   ----------      ----------
  Total current liabilities ..................................................        173,645         154,704
LONG-TERM LIABILITIES:
 Notes payable and commercial bank financing .................................      1,212,000       1,022,934
 Notes and capital leases payable to affiliates ..............................         12,185          19,500
 Program contracts payable ...................................................         56,194          62,408
 Deferred tax liability ......................................................            463          24,092
 Other long-term liabilities .................................................          2,739           3,611
                                                                                   ----------      ----------
  Total liabilities ..........................................................      1,457,226       1,287,249
                                                                                   ----------      ----------
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ...............................          3,880           3,697
                                                                                   ----------      ----------
COMMITMENTS AND CONTINGENCIES
EQUITY PUT OPTIONS ...........................................................          8,938              --
                                                                                   ----------      ----------
COMPANY OBLIGATED MANDATORILY REDEEMABLE SECURITIES OF
 SUBSIDIARY TRUST HOLDING SOLELY KDSM SENIOR DEBENTURES ......................             --         200,000
                                                                                   ----------      ----------
STOCKHOLDERS' EQUITY:
 Series B Preferred stock, $.01 par value, 10,000,000 shares authorized and
  1,150,000 and 1,071,381 issued and outstanding .............................             11              10
 Series D Preferred stock, $.01 par value, 3,450,000 shares authorized and
  -0- and 3,450,000 shares issued and outstanding, respectively ..............             --              35
 Class A Common stock, $.01 par value, 100,000,000 shares authorized and 6,911,880 and 13,733,430 shares issued and outstanding,
  respectively ...............................................................             70             137
 Class B Common stock, $.01 par value, 35,000,000 shares authorized and
  27,850,581 and 25,436,432 shares issued and outstanding ....................            279             255
 Additional paid-in capital ..................................................        256,954         552,949
 Additional paid-in capital -- equity put options ............................             --          23,117
 Additional paid-in capital -- deferred compensation .........................         (1,129)           (954)
 Accumulated deficit .........................................................        (18,932)        (32,261)
                                                                                   ----------      ----------
  Total stockholders' equity .................................................        237,253         543,288
                                                                                   ----------      ----------
  Total Liabilities and Stockholders' Equity .................................     $1,707,297      $2,034,234
                                                                                   ==========      ==========


 The accompanying notes are an integral part of these consolidated statements.

                SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                               1995          1996           1997
                                                                               ----          ----           ----

REVENUE:
 Station broadcast revenue, net of agency commissions of
   $31,797, $56,040 and $74,984, respectively ..........................    $ 187,934     $ 346,459      $ 471,228
 Revenue realized from station barter arrangements .....................       18,200        32,029         45,207
                                                                            ---------     ---------      ---------
   Total revenue .......................................................      206,134       378,488        516,435
                                                                            ---------     ---------      ---------

OPERATING EXPENSES:
 Program and production ................................................       28,152        66,652         92,178
 Selling, general and administrative ...................................       36,174        75,924        106,084
 Expenses realized from station barter arrangements ....................       16,120        25,189         38,114
 Amortization of program contract costs and net
   realizable value adjustments ........................................       29,021        47,797         66,290
 Stock-based compensation ..............................................           --           739          1,636
 Depreciation and amortization of property and equipment ...............        5,400        11,711         18,040
 Amortization of acquired intangible broadcasting assets,
   non-compete and consulting agreements and other assets ..............       45,989        58,530         67,840
 Amortization of excess syndicated programming .........................           --         3,043             --
                                                                            ---------     ---------      ---------
   Total operating expenses ............................................      160,856       289,585        390,182
                                                                            ---------     ---------      ---------
   Broadcast operating income ..........................................       45,278        88,903        126,253
                                                                            ---------     ---------      ---------

OTHER INCOME (EXPENSE):
 Interest and amortization of debt discount expense ....................      (39,253)      (84,314)       (98,393)
 Subsidiary trust minority interest expense.. ..........................           --            --        (18,600)
 Interest income .......................................................        3,942         3,136          2,174
 Other income. .........................................................          221           342             54
                                                                            ---------     ---------      ---------
   Income before provision for income taxes and extraordinary item .....       10,188         8,067         11,488

PROVISION FOR INCOME TAXES. ............................................        5,200         6,936         15,984
                                                                            ---------     ---------      ---------
 Net income (loss) before extraordinary item ...........................        4,988         1,131         (4,496)
EXTRAORDINARY ITEM:
 Loss on early extinguishment of debt, net of related income

   tax benefit of $3,357 and $4,045, respectively. .....................       (4,912)           --         (6,070)
                                                                            ---------     ---------      ---------
NET INCOME (LOSS) ......................................................    $      76     $   1,131      $ (10,566)
                                                                            =========     =========      =========
NET INCOME (LOSS) AVAILABLE TO COMMON
 SHAREHOLDERS ..........................................................    $      76     $   1,131      $ (13,329)
                                                                            =========     =========      =========
BASIC EARNINGS PER SHARE:
 Income (loss) per share before extraordinary item .....................    $     .15     $     .03      $    (.20)
                                                                            =========     =========      =========
 Net income (loss) per share ...........................................    $       -     $     .03      $    (.37)
                                                                            =========     =========      =========
 Average shares outstanding ............................................       32,198        34,748         35,951
                                                                            =========     =========      =========
DILUTED EARNINGS PER SHARE:
 Income (loss) per share before extraordinary item .....................    $     .15     $     .03      $    (.20)
                                                                            =========     =========      =========
 Net income (loss) per share ...........................................    $       -     $     .03      $    (.37)
                                                                            =========     =========      =========
 Average shares outstanding ............................................       32,205        37,381         40,078
                                                                            =========     =========      =========

 The accompanying notes are an integral part of these consolidated statements.

                                                                  PAGE 1 OF 2
                                                                  -----------
                SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                 (IN THOUSANDS)


                                                   SERIES A    SERIES B   CLASS A   CLASS B
                                                  PREFERRED   PREFERRED    COMMON    COMMON
                                                    STOCK       STOCK      STOCK     STOCK
                                                    -----       -----      -----     -----
BALANCE, December 31, 1994 .....................   $   --       $--         $--      $ 290
 Issuance of common shares, net of
  related expenses of $9,288 ...................       --        --          58         --
 Non-cash distribution prior to KCI merger .....       --        --          --         --
 Realization of deferred gain ..................       --        --          --         --
 Net income ....................................       --        --          --         --
                                                   ------       ---         ---      -----
BALANCE, December 31, 1995 .....................       --        --          58        290
 Class B Common Stock converted into
  Class A Common Stock .........................       --        --          11        (11)
 Issuance of Series A Preferred Stock ..........       12        --          --         --
 Series A Preferred Stock converted
  into Series B Preferred Stock ................      (12)       12          --         --
 Series B Preferred Stock converted into
  Class A Common Stock .........................       --       (1)           1         --
 Repurchase of 30,000 shares of
  Class A Common Stock .........................       --        --          --         --
 Stock option grants ...........................       --        --          --         --
 Income tax provision for deferred
  compensation .................................       --        --          --         --
 Equity put options ............................       --        --          --         --
 Amortization of deferred
  compensation. ................................       --        --          --         --
 Net income. ...................................       --        --          --         --
                                                   ------       ---         ---      -----
BALANCE, December 31, 1996 .....................   $   --       $11         $70      $ 279
                                                   ======       ===         ===      =====




                                                                   ADDITIONAL
                                                  ADDITIONAL   PAID-IN CAPITAL -                     TOTAL
                                                    PAID-IN         DEFERRED       ACCUMULATED   STOCKHOLDERS'
                                                    CAPITAL       COMPENSATION       DEFICIT        EQUITY
                                                    -------       ------------       -------        ------
BALANCE, December 31, 1994 .....................   $  4,774        $     --         $ (18,787)    $ (13,723)
 Issuance of common shares, net of
  related expenses of $9,288 ...................    111,403              --                --       111,461
 Non-cash distribution prior to KCI merger .....       (109)             --            (1,352)       (1,461)
 Realization of deferred gain ..................         21              --                --            21
 Net income ....................................         --              --                76            76
                                                   --------        --------         ---------     ---------
BALANCE, December 31, 1995 .....................    116,089              --           (20,063)       96,374
 Class B Common Stock converted into
  Class A Common Stock .........................         --              --                --            --
 Issuance of Series A Preferred Stock ..........    125,067              --                --       125,079
 Series A Preferred Stock converted
  into Series B Preferred Stock ................         --              --                --            --
 Series B Preferred Stock converted into
  Class A Common Stock .........................         --              --                --            --
 Repurchase of 30,000 shares of
  Class A Common Stock .........................       (748)             --                --          (748)
 Stock option grants ...........................     25,784          (1,868)               --        23,916
 Income tax provision for deferred
  compensation .................................       (300)             --                --          (300)
 Equity put options ............................     (8,938)             --                --        (8,938)
 Amortization of deferred
  compensation. ................................         --             739                --           739
 Net income. ...................................         --              --             1,131         1,131
                                                   --------        --------         ---------     ---------
BALANCE, December 31, 1996 .....................   $256,954        $ (1,129)        $ (18,932)    $ 237,253
                                                   ========        ========         =========     =========

 The accompanying notes are an integral part of these consolidated statements.

                                                                  PAGE 2 OF 2
                                                                  -----------
                SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                                (IN THOUSANDS)


                                                       SERIES B    SERIES D   CLASS A   CLASS B
                                                      PREFERRED   PREFERRED    COMMON    COMMON
                                                        STOCK       STOCK      STOCK     STOCK
                                                        -----       -----      -----     -----

BALANCE, December 31, 1996 .........................    $11          $--       $70       $ 279
 Repurchase of 186,000 shares of
  Class A Common Stock .............................     --           --        (2)         --
 Class B Common Stock converted into Class A Common
  Stock ............................................     --           --        24         (24)
 Series B Preferred Stock converted
  into Class A Common Stock ........................     (1)          --         2          --
 Issuance of Class A Common Stock,
  net of related issuance costs of $7,572...........     --           --        43          --
 Issuance of Series D Preferred Stock,
  net of related issuance costs of $5,601...........     --           35        --          --
 Dividends payable on Series D
  Preferred Stock ..................................     --           --        --          --
 Income tax provision for deferred
  compensation .....................................     --           --        --          --
 Equity put options ................................     --           --        --          --
 Equity put options premium ........................     --           --        --          --
 Stock option grants ...............................     --           --        --          --
 Stock option grants exercised .....................     --           --        --          --
 Amortization of deferred compensation .............     --           --        --          --
 Net loss ..........................................     --           --        --          --
                                                        -----        ---       -----     -----
BALANCE, December 31, 1997 .........................    $10          $35       $137      $ 255
                                                        =====        ===       =====     =====




                                                                     ADDITIONAL    ADDITIONAL
                                                                       PAID-IN       PAID-IN
                                                       ADDITIONAL     CAPITAL -     CAPITAL -                      TOTAL
                                                         PAID-IN     EQUITY PUT     DEFERRED     ACCUMULATED   STOCKHOLDERS'
                                                         CAPITAL       OPTIONS    COMPENSATION     DEFICIT        EQUITY
                                                         -------       -------    ------------     -------        ------
BALANCE, December 31, 1996 .........................   $256,954        $    --      $ (1,129)     $ (18,932)    $ 237,253
 Repurchase of 186,000 shares of
  Class A Common Stock .............................     (4,597)            --            --             --        (4,599)
 Class B Common Stock converted into Class A Common
  Stock ............................................         --             --            --             --            --
 Series B Preferred Stock converted
  into Class A Common Stock ........................         (1)            --            --             --            --
 Issuance of Class A Common Stock,
  net of related issuance costs of $7,572...........    150,978             --            --             --       151,021
 Issuance of Series D Preferred Stock,
  net of related issuance costs of $5,601...........    166,864             --            --             --       166,899
 Dividends payable on Series D
  Preferred Stock ..................................         --             --            --         (2,763)       (2,763)
 Income tax provision for deferred
  compensation .....................................       (240)            --            --             --          (240)
 Equity put options ................................    (14,179)        23,117            --             --         8,938
 Equity put options premium ........................     (3,365)            --            --             --        (3,365)
 Stock option grants ...............................        430             --          (430)            --            --
 Stock option grants exercised .....................        105             --            --             --           105
 Amortization of deferred compensation .............         --             --           605             --           605
 Net loss ..........................................         --             --            --        (10,566)      (10,566)
                                                       --------        -------      --------      ---------     ---------
BALANCE, December 31, 1997 .........................   $552,949        $23,117      $   (954)     $ (32,261)    $ 543,288
                                                       ========        =======      ========      =========     =========

 The accompanying notes are an integral part of these consolidated statements.

                                                                  PAGE 1 OF 2
                                                                  -----------

                SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                                (IN THOUSANDS)


                                                                           1995           1996            1997
                                                                           ----           ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income (loss) .................................................    $      76      $   1,131       $ (10,566)
 Adjustments to reconcile net income (loss) to net cash flows from operating activities--
   Extraordinary loss ..............................................        8,269             --          10,115
   Amortization of excess syndicated programming ...................           --          3,043              --
   Amortization of debt discount ...................................           --             --               4
   (Gain) loss on sales of assets ..................................         (221)            --             226
   Depreciation and amortization of property and equipment .........        5,400         11,711          18,040
   Amortization of acquired intangible broadcasting assets,
    non-compete and consulting agreements and other assets .........       45,989         58,530          67,840
   Amortization of program contract costs and net realizable
    value adjustments ..............................................       29,021         47,797          66,290
   Stock-based compensation ........................................           --            739           1,636
   Deferred tax provision (benefit) ................................       (5,089)         2,330          20,582
   Realization of deferred gain ....................................          (42)            --              --
   Net effect of change in deferred barter revenues
    and deferred barter costs ......................................          230           (908)            591
   Decrease in minority interest ...................................          (38)          (121)           (183)
 Changes in assets and liabilities, net of effects of
   acquisitions and dispositions ...................................
   Increase in accounts receivable, net ............................      (12,245)       (41,310)         (9,468)
   Increase in prepaid expenses and other current assets ...........         (273)          (217)           (591)
   Increase in refundable income taxes .............................           --             --         (10,581)
   Increase (decrease) in accounts payable and
    accrued liabilities ............................................        7,274         19,941          (4,360)
   Decrease in income taxes payable ................................       (2,427)        (3,214)           (970)
   Increase (decrease) in other long-term liabilities ..............           --            297            (921)
 Payments on program contracts payable .............................      (19,938)       (30,451)        (51,059)
                                                                        ---------      ---------       ---------
    Net cash flows from operating activities .......................    $  55,986      $  69,298       $  96,625
                                                                        =========      =========       =========


 The accompanying notes are an integral part of these consolidated statements.

                                                                  PAGE 2 OF 2
                                                                  -----------
                SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                                (IN THOUSANDS)


                                                                                1995           1996          1997
                                                                                ----           ----          ----
NET CASH FLOWS FROM OPERATING ACTIVITIES .................................  $   55,986    $     69,298    $   96,625
                                                                            ----------    ------------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisition of property and equipment ...................................      (1,702)        (12,609)      (19,425)
 Payments for acquisition of television and radio station assets .........    (101,000)        (74,593)      (90,598)
 Payments related to the acquisition of the non-license assets
   of River City Broadcasting ............................................          --        (818,083)       (2,992)
 Payments for acquisition of certain other non-license assets ............     (14,283)        (29,532)           --
 Payments for the purchase of outstanding stock of
   Superior Communications, Inc. .........................................          --         (63,504)           --
 Payments to exercise options to acquire certain FCC licenses ............          --          (6,894)      (11,079)
 Proceeds from assignment of FCC purchase option. ........................       4,200              --         2,000
 Purchase option extension payments ......................................          --          (6,960)      (15,966)
 Payments for consulting and non-compete agreements ......................      (1,000)            (50)           --
 Payments to acquire and exercise purchase options .......................     (10,000)             --            --
 Distributions from (investments in) joint ventures ......................         240            (380)          380
 Proceeds from disposal of property and equipment ........................       3,330              --           470
 Payment for WPTT subordinated convertible debenture .....................      (1,000)             --            --
 Loans to officers and affiliates ........................................        (205)           (854)       (1,199)
 Repayments of loans to officers and affiliates ..........................       2,177           1,562         1,694
 Deposits and other costs relating to future acquisitions ................         (77)           (328)      (82,275)
                                                                            ----------    ------------    ----------
    Net cash flows used in investing activities.. ........................    (119,320)     (1,012,225)     (218,990)
                                                                            ----------    ------------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from notes payable and commercial bank financing ...............     138,000         982,500       126,500
 Repayments of notes payable, commercial bank financing
   and capital leases ....................................................    (362,928)       (110,657)     (693,519)
 Repayments of notes and capital leases to affiliates ....................      (3,171)         (1,867)       (2,313)
 Payments of costs related to financing ..................................      (3,200)        (20,009)       (4,707)
 Payments for interest rate derivative agreements.. ......................          --            (851)         (474)
 Prepayments of excess syndicated program contract liabilities ...........          --         (15,116)       (1,373)
 Repurchases of the Company's Class A Common Stock .......................          --            (748)       (4,599)
 Payments relating to redemption of 1993 Notes ...........................          --              --       (98,101)
 Payment of premium and other costs related to
   redemption of 1993 Notes ..............................................          --              --        (8,407)
 Payments for costs related to subsequent year securities offering .......          --            (434)           --
 Dividends paid on Series D Preferred Stock ..............................          --              --        (2,357)
 Proceeds from exercise of stock options .................................          --              --           105
 Payment of equity put option premium ....................................          --              --          (507)
 Net proceeds from issuances of Senior Subordinated Notes. ...............     293,176              --       438,427
 Net proceeds from issuance of Class A Common Stock ......................     111,461              --       151,021
 Net proceeds from issuance of Series D Preferred Stock ..................          --              --       166,899
 Net proceeds from subsidiary trust securities offering ..................          --              --       192,756
                                                                            ----------    ------------    ----------
    Net cash flows from financing activities .............................     173,338         832,818       259,351
                                                                            ----------    ------------    ----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS .............................................................     110,004        (110,109)      136,986
CASH AND CASH EQUIVALENTS, beginning of period. ..........................       2,446         112,450         2,341
                                                                            ----------    ------------    ----------
CASH AND CASH EQUIVALENTS, end of period .................................  $  112,450    $      2,341    $  139,327
                                                                            ==========    ============    ==========

 The accompanying notes are an integral part of these consolidated statements.

                SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1995, 1996 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Sinclair Broadcast Group, Inc., Sinclair Communications, Inc. and all other consolidated subsidiaries, which are collectively referred to hereafter as "the Company, Companies or SBG." The Company owns and operates television and radio stations throughout the United States. Additionally, included in the accompanying consolidated financial statements are the results of operations of certain television stations pursuant to local marketing agreements (LMAs) and radio stations pursuant to joint sales agreements (JSAs).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all its wholly-owned and majority-owned subsidiaries. Minority interest represents a minority owner's proportionate share of the equity in two of the Company's subsidiaries. In addition, the Company uses the equity method of accounting for 20% to 50% ownership investments. All significant intercompany transactions and account balances have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and in the disclosures of contingent assets and liabilities. While actual results could differ from those estimates, management believes that actual results will not be materially different from amounts provided in the accompanying consolidated financial statements.

Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid investment grade debt instruments with an original maturity of three months or less and consist of time deposits with a number of consumer banks with high credit ratings.

Programming

The Companies have agreements with distributors for the rights to television programming over contract periods which generally run from one to seven years. Contract payments are made in installments over terms that are generally shorter than the contract period. Each contract is recorded as an asset and a liability when the license period begins and the program is available for its first showing. The portion of the program contracts payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to program materials are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or estimated net realizable value. Estimated net realizable values are based upon management's expectation of future advertising revenues net of sales commissions to be generated by the program material. Amortization of program contract costs is generally computed under either a four year accelerated method or based on usage, whichever yields the greater amortization for each program. Program contract costs, estimated by management to be amortized in the succeeding year, are classified as current assets. Payments of program contract liabilities are typically paid on a scheduled basis and are not affected by adjustments for amortization or estimated net realizable value.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

Barter Arrangements

Certain program contracts provide for the exchange of advertising air time in lieu of cash payments for the rights to such programming. These contracts are recorded as the programs are aired at the estimated fair value of the advertising air time given in exchange for the program rights. Network programming is excluded from these calculations.

The Company broadcasts certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenues. The deferred barter costs are expensed or capitalized as they are used, consumed or received. Deferred barter revenues are recognized as the related advertising is aired.

Other Assets

Other assets as of December 31, 1996 and 1997 consist of the following (in thousands):


                                                                              1996         1997
                                                                              ----         ----
     Unamortized debt acquisition costs ................................    $26,453      $ 43,011
     Investments in limited partnerships ...............................      3,039         2,850
     Notes receivable ..................................................     10,773        11,102
     Purchase options and related extension fees .......................     22,902        27,826
     Deposits and other costs relating to future acquisitions ..........        328        82,275
     Other .............................................................        740           831
                                                                            -------      --------
                                                                            $64,235      $167,895
                                                                            =======      ========


Non-Compete and Consulting Agreements

The Company has entered into non-compete and consulting agreements with various parties. These agreements range from two to three years. Amounts paid under these agreements are amortized over the life of the agreement.

Acquired Intangible Broadcasting Assets

Acquired intangible broadcasting assets are being amortized over periods of 1 to 40 years. These amounts result from the acquisition of certain television and radio station license and non-license assets (see Note 12). The Company monitors the individual financial performance of each of the stations and continually evaluates the realizability of intangible and tangible assets and the existence of any impairment to its recoverability based on the projected undiscounted cash flows of the respective stations.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

Intangible assets, at cost, as of December 31, 1996 and 1997, consist of the following (in thousands):


                                                AMORTIZATION
                                                   PERIOD          1996          1997
                                                   ------          ----          ----

     Goodwill ...............................      40 years    $  676,219    $  755,858
     Intangibles related to LMAs ............      15 years       120,787       128,080
     Decaying advertiser base ............... 1 -- 15 years        93,896        95,657
     FCC licenses ...........................      25 years       370,533       400,073
     Network affiliations ................... 1 -- 25 years        55,966        55,966
     Other .................................. 1 -- 40 years        24,057        24,403
                                                               ----------    ----------
                                                                1,341,458     1,460,037
     Less- Accumulated amortization .........                     (85,155)     (138,061)
                                                               ----------    ----------
                                                               $1,256,303    $1,321,976
                                                               ==========    ==========


Accrued Liabilities

Accrued liabilities consist of the following as of December 31, 1996 and 1997 (in thousands):


                                  1996         1997
                                  ----         ----
     Compensation ..........    $10,850      $10,608
     Interest ..............     11,915       18,359
     Other .................     12,309       11,565
                                -------      -------
                                $35,074      $40,532
                                =======      =======


Supplemental Information - Statement of Cash Flows

During 1995, 1996 and 1997 the Company incurred the following transactions (in thousands):


                                                               1995        1996         1997
                                                               ----        ----         ----

o Purchase accounting adjustments related to deferred
  taxes .................................................    $ 3,400     $ 18,051     $    --
                                                             =======     ========     =======
o Capital lease obligations incurred ....................    $    --     $     --     $10,927
                                                             =======     ========     =======
o Issuance of Series A Preferred Stock (see Note 12).....    $    --     $125,079     $    --
                                                             =======     ========     =======
o Income taxes paid .....................................    $ 7,941     $  6,837     $ 6,502
                                                             =======     ========     =======
o Subsidiary trust minority interest payments ...........    $    --     $     --     $17,631
                                                             =======     ========     =======
o Interest paid .........................................    $24,770     $ 82,814     $98,521
                                                             =======     ========     =======

Local Marketing Agreements

The Company generally enters into LMAs, JSAs and similar arrangements with stations located in markets in which the Company already owns and operates a station, and in connection with acquisitions, pending regulatory approval of transfer of License Assets. Under the terms of these agreements, the Company makes specified periodic payments to the owner-operator in exchange for the grant to the Company of the right to program and sell advertising on a specified portion of the station's inventory of

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

broadcast time. Nevertheless, as the holder of the Federal Communications Commission (FCC) license, the owner-operator retains full control and responsibility for the operation of the station, including control over all programming broadcast on the station.

Included in the accompanying consolidated statements of operations for the years ended December 31, 1995, 1996 and 1997, are net revenues of $49.5 million, $153.0 million (including $103.3 million relating to River City), and $135.0 million (including $71.9 million relating to River City) respectively, that relate to LMAs, JSAs and time brokerage agreements ("TBAs").

In connection with the River City Acquisition, the Company entered into an LMA in the form of TBAs with River City and the owner of KRRT with respect to each of the nine television and 21 radio stations with respect to which the Company acquired Non-License Assets. During 1997, the Company exercised its options and now owns the License Assets of (or has entered into an LMA with respect to) all of these stations other than WTTV-TV and WTTK-TV in Indianapolis, Indiana.

Reclassifications

Certain   reclassifications  have  been  made  to  the  prior  years'  financial statements to conform with the current year presentation.

2. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed under the straight-line method over the following estimated useful lives:

     Buildings and improvements ....................................   10 -- 35 years
     Station equipment .............................................    5 -- 10 years
     Office furniture and equipment ................................    5 -- 10 years
     Leasehold improvements ........................................   10 -- 31 years
     Automotive equipment ..........................................    3 -- 5 years
     Property and equipment and autos under capital leases .........   Shorter of 10 years
                                                                       or the lease term

Property and equipment consisted of the following as of December 31, 1996 and 1997 (in thousands):

                                                          1996         1997
                                                          ----         ----
     Land and improvements ..........................  $   9,795    $  10,225
     Buildings and improvements .....................     39,008       41,436
     Station equipment ..............................    112,994      130,586
     Office furniture and equipment .................     10,140       14,037
     Leasehold improvements .........................      3,377        8,457
     Automotive equipment ...........................      3,280        4,090
     Construction in progress .......................      6,923           --
                                                       ---------    ---------
                                                         185,517      208,831
     Less- Accumulated depreciation and amortization     (31,184)     (47,117)
                                                       ---------    ---------
                                                       $ 154,333    $ 161,714
                                                       =========    =========

3. INTEREST RATE DERIVATIVE AGREEMENTS:

The Company entered into interest rate derivative agreements to reduce the impact of changing interest rates on its floating rate debt, primarily relating to the 1997 Bank Credit Agreement (see Note 4 ). The 1997 Bank Credit Agreement, as amended and restated, requires the Company to enter into Interest

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

Rate Protection Agreements at rates not to exceed 9.5% per annum as to a notional principal amount at least equal to 60% of the Tranche A term loans scheduled to be outstanding from time to time and at rates not to exceed 9.75% per annum as to a notional principal amount of 60% of the aggregate amount of Tranche B scheduled to be outstanding from time to time.

As of December 31, 1997, the Company had several interest rate swap agreements relating to the Company's indebtedness which expire from June 10, 1998 to July 15, 2007. The swap agreements set rates in the range of 5.64% to 9.0%. The notional amounts related to these agreements were $1.0 billion at December 31, 1997, and decrease to $200 million through the expiration dates. The Company has no intentions of terminating these instruments prior to their expiration dates unless it were to prepay a portion of its bank debt.

The floating interest rates are based upon the three month London Interbank Offered Rate (LIBOR) rate, and the measurement and settlement is performed quarterly. Settlements of these agreements are recorded as adjustments to interest expense in the relevant periods. Premiums paid under these agreements were approximately $1.1 million in 1994, $851,000 in 1996 and $474,000 in 1997 and are amortized over the life of the agreements as a component of interest expense. The counter parties to these agreements are major national financial institutions. The Company estimates the aggregate cost to retire these instruments at December 31, 1997 to be $726,000.

4. NOTES PAYABLE AND COMMERCIAL BANK FINANCING:

   FIRST AMENDED AND RESTATED BANK CREDIT AGREEMENT
   ------------------------------------------------

In connection with the 1994 Acquisitions, the Company amended and restated its Bank Credit Agreement (the "1994 Bank Credit Agreement"). The 1994 Bank Credit Agreement consisted of three classes: Facility A Revolving Credit and Term Loan, Facility B Credit Loan and Facility C Term Loan. In August 1995, the Company utilized the net proceeds from the 1995 Notes discussed below to repay amounts outstanding under the 1994 Bank Credit Agreement.

The weighted average interest rates during 1995, while amounts were outstanding and as of August 28, 1995 (when outstanding indebtedness relating to Bank Credit Agreement were repaid) and December 31, 1995 were 8.44% and 7.63%, respectively. Interest expense relating to the Bank Credit Agreement was $15.6 million for the year ended December 31, 1995. Simultaneously with the acquisition of the non-license assets of River City, the 1994 Bank Credit Agreement was amended and restated with new terms as outlined below.

   SECOND AMENDED AND RESTATED BANK CREDIT AGREEMENT
   -------------------------------------------------

In order to finance the acquisition of the non-license assets of River City and potential future acquisitions, the Company amended and restated its Bank Credit Agreement on May 31, 1996 (the "1996 Bank Credit Agreement"). The 1996 Bank Credit Agreement consisted of three classes: Tranche A Term Loan, Tranche B Term Loan and a Revolving Credit Commitment.

The Tranche A Term Loan was a term loan in a principal amount not to exceed $550 million and was scheduled to be paid in quarterly installments beginning December 31, 1996 through December 31, 2002. The Tranche B Term Loan was a term loan in a principal amount not to exceed $200 million and was scheduled to be paid in quarterly installments beginning December 31, 1996 through November 2003. The Revolving Credit Commitment was a revolving credit facility in a principal amount not to exceed $250 million and was scheduled to have reduced availability quarterly beginning March 31, 1999 through November 30, 2003. The Company incurred amendment acquisition costs of approximately $20 million associated with this indebtedness which are being amortized over the life of the debt.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

The applicable interest rate for the Tranche A Term Loan and the Revolving Credit Commitment was either LIBOR plus 1.25% to 2.5% or the base rate plus zero to 1.25%. The applicable interest rate for the Tranche A Term Loan and the Revolving Credit Commitment was adjusted based on the ratio of total debt to four quarters trailing earnings before interest, taxes, depreciation and amortization. The applicable interest rate for Tranche B was either LIBOR plus 2.75% or the base rate plus 1.75%. The weighted average interest rates for outstanding indebtedness relating to the 1996 Bank Credit Agreement during 1996 and as of December 31, 1996, were 8.08% and 8.12%, respectively. Interest expense relating to the 1996 Bank Credit Agreement was $40.4 million for the year ended December 31, 1996. The Company amended and restated the 1996 Bank Credit Agreement as discussed below.

   THIRD AMENDED AND RESTATED BANK CREDIT AGREEMENT
   ------------------------------------------------

In order to expand its capacity and obtain more favorable terms with its syndicate of banks, the Company amended and restated its Bank Credit Agreement in May 1997 (the "1997 Bank Credit Agreement"). In connection with the amendment and restatement, the Company incurred amendment acquisition costs of approximately $4.7 million, which are being amortized over the life of the debt.

Contemporaneously with the Preferred Stock Offering and the Common Stock Offering (see Notes 15 and 16) consummated in September 1997, the Company amended its 1997 Bank Credit Agreement. The 1997 Bank Credit Agreement, as amended, consists of two classes: Tranche A Term Loan and a Revolving Credit Commitment. The Tranche A Term Loan is a term loan in a principal amount not to exceed $325 million and is scheduled to be paid in quarterly installments through December 31, 2004. The Revolving Credit Commitment is a revolving credit facility in a principal amount not to exceed $675 million and is scheduled to have reduced availability quarterly through December 31, 2004. As of December 31, 1997, outstanding indebtedness under the Tranche A Term Loan and the Revolving Credit Commitment were $307.1 million and $-0- respectively.

The applicable interest rate for the Tranche A Term Loan and the Revolving Credit Commitment is either LIBOR plus 0.5% to 1.875% or the base rate plus zero to 0.625%. The applicable interest rate for the Tranche A Term Loan and the Revolving Credit Commitment is adjusted based on the ratio of total debt to four quarters' trailing earnings before interest, taxes, depreciation and amortization. The weighted average interest rates for outstanding indebtedness relating to the 1997 Bank Credit Agreement during 1997 and as of December 31, 1997 were 7.43% and 8.5%, respectively. The interest expense relating to the 1997 Bank Credit Agreement was $46.7 million for the year ended December 31, 1997.

The Company is required to maintain certain debt covenants in connection with the 1997 Bank Credit Agreement. As of December 31, 1997, the Company is in compliance with all debt covenants.

   8 3/4% SENIOR SUBORDINATED NOTES DUE 2007:
   ------------------------------------------

In December 1997, the Company completed an issuance of $250 million aggregate principal amount of 8 3/4% Senior Subordinated Notes due 2007 (the "8 3/4% Notes") pursuant to the Shelf Registration statement (see Note 14) and generated net proceeds to the Company of $242.8 million. Of the net proceeds from the issuance, $106.2 million was utilized to tender the Company's 1993 Notes with the remainder retained for general corporate purposes which may include payments relating to future acquisitions.

Interest on the 8 3/4% Notes is payable semiannually on June 15 and December 15 of each year, commencing June 15, 1998. Interest expense for the year ended December 31, 1997 was $0.9 million. The 8 3/4% Notes are issued under an Indenture among SBG, its subsidiaries (the guarantors) and the trustee. Costs associated with the offering totaled $5.8 million, including an underwriting discount of $5.0 million. These costs were capitalized and are being amortized over the life of the debt.

Based upon the quoted market price, the fair value of the 8 3/4% Notes as of December 31, 1997 is $250.6 million.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

   9% SENIOR SUBORDINATED NOTES DUE 2007:
   --------------------------------------

In July 1997, the Company completed an issuance of $200 million aggregate principal amount of 9% Senior Subordinated Notes due 2007 (the "9% Notes"). The 9% Notes were sold to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and a limited number of institutional "accredited investors" and the offering was exempt from registration under the Securities Act, pursuant to Section 4(2) of the Securities Act and Rule 144A thereunder. The Company utilized $162.5 million of the approximately $195.6 million net proceeds of the private issuance to repay outstanding revolving credit indebtedness under the 1997 Bank Credit Agreement and utilized the remainder to pay a portion of the $63 million cash down payment relating to the Heritage Acquisition (see Note 12).

Pursuant to a Registration Rights Agreement entered into in connection with the private placement of the 9% Notes, the Company offered to holders of the 9% Notes the right to exchange the 9% Notes with new 9% Notes (the "Notes Exchange Offer") having the same terms as the existing notes, except that the exchange of the new Notes for the existing Notes will be registered under the Securities Act. On October 8, 1997 the Company filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "Commission") for the purpose of registering the new 9% Notes to be offered in exchange for the aforementioned existing 9% Notes. The Company's Notes Exchange Offer became effective on October 10, 1997 and was closed on November 7, 1997, at which time all of the existing 9% Notes were exchanged for new 9% Notes.

Interest on the 9% Notes is payable semiannually on January 15 and July 15 of each year, commencing January 15, 1998. Interest expense for the year ended December 31, 1997 was $9.0 million. The 9% Notes are issued under an Indenture among SBG, its subsidiaries (the guarantors) and the trustee. Costs associated with the offering totaled $4.8 million, including an underwriting discount of $4.0 million. These costs were capitalized and are being amortized over the life of the debt.

Based upon the quoted market price, the fair value of the 9% Notes as of December 31, 1997 is $206.4 million.

   10% SENIOR SUBORDINATED NOTES DUE 2005
   --------------------------------------

In August 1995, the Company completed an issuance of $300 million aggregate principal amount of 10% Senior Subordinated Notes (the "1995 Notes"), due 2005, generating net proceeds to the Company of $293.2 million. The net proceeds of this offering were utilized to repay outstanding indebtedness under the then existing Bank Credit Agreement of $201.8 million with the remainder being retained and eventually utilized to make payments related to certain acquisitions consummated during 1996. In conjunction with the repayment of outstanding indebtedness under the Bank Credit Agreement, the Company recorded an extraordinary loss of $4.9 million, net of a tax benefit of $3.4 million.

Interest on the Notes is payable semiannually on March 30 and September 30 of each year, commencing March 30, 1996. Interest expense for the years ended December 31, 1996 and 1997, was $30.0 million and $30.0 million, respectively. The notes are issued under an indenture among SBG, its subsidiaries (the guarantors) and the trustee. Costs associated with the offering totaled $6.8 million, including an underwriting discount of $6.0 million and are being amortized over the life of the debt.

Based upon the quoted market price, the fair value of the Notes as of December 31, 1997 is $322.2 million.

   10% SENIOR SUBORDINATED NOTES DUE 2003 AND 1997 TENDER OFFER
   ------------------------------------------------------------

In December 1993, the Company completed an issuance of $200 million aggregate principal amount of 10% Senior Subordinated Notes (the "1993 Notes"), due 2003. Subsequently, the Company determined that a redemption of $100.0 million was required. This redemption and a refund of $1.0 million of fees from the underwriters took place in the first quarter of 1994.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

In December 1997, the Company completed a tender offer of $98.1 million aggregate principal amount of the 1993 Notes (the "Tender Offer"). Total consideration per $1,000 principal amount note tendered was $1,082.08 resulting in total consideration paid to consummate the Tender Offer of $106.2 million. In conjunction with the Tender Offer, the Company recorded an extraordinary loss of $6.1 million, net of a tax benefit of $4.0 million.

Interest on the Notes not tendered is payable semiannually on June 15 and December 15 of each year. Interest expense for the years ended December 31, 1995, 1996 and 1997, was $10.0 million, $10.0 million and $9.6 million, respectively. The Notes are issued under an Indenture among SBG, its subsidiaries (the guarantors) and the trustee.

SUMMARY
-------

Notes payable and commercial bank financing consisted of the following as of December 31, 1996 and 1997 (in thousands):


                                                                                1996          1997
                                                                                ----          ----

     Bank Credit Agreement, Tranche A Term Loan ..........................  $  520,000    $  307,125
     Bank Credit Agreement, Tranche B Term Loan ..........................     198,500            --
     Bank Credit Agreement, Revolving Credit Commitment ..................     155,000            --
     8  3/4% Senior Subordinated Notes, due 2007 .........................          --       250,000
     9% Senior Subordinated Notes, due 2007 ..............................          --       200,000
     10% Senior Subordinated Notes, due 2003 .............................     100,000         1,899
     10% Senior Subordinated Notes, due 2005 .............................     300,000       300,000
     Installment note for certain real estate interest at 8.0% ...........          --           101
     Unsecured installment notes to former minority stockholders of
      CRI and WBFF, interest at 18% ......................................         644            --
                                                                            ----------    ----------
                                                                             1,274,144     1,059,125
     Less: Discount on 8 3/4% Senior Subordinated Notes, due 2007 ........          --          (976)
     Less: Current portion ...............................................     (62,144)      (35,215)
                                                                            ----------    ----------
                                                                            $1,212,000    $1,022,934
                                                                            ==========    ==========

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

The Revolving Credit Commitment is a revolving credit facility in a principal amount not to exceed $675 million and is scheduled to have reduced availability quarterly beginning March 31, 1999 through December 31, 2004. Indebtedness under Tranche A of the 1997 Bank Credit Agreement and notes payable as of December 31, 1997, mature as follows (in thousands):

     1998 ................................................................     $   35,215
     1999 ................................................................         37,924
     2000 ................................................................         48,758
     2001 ................................................................         48,759
     2002 ................................................................         48,759
     2003 and thereafter .................................................        839,710
                                                                               ----------
                                                                                1,059,125
     Less: Discount on 8 3/4% Senior Subordinated Notes, due 2007 ........           (976)
                                                                               ----------
                                                                               $1,058,149
                                                                               ==========

Substantially all of the Company's assets have been pledged as security for notes payable and commercial bank financing. See Note 23 for Guarantor and Non-Guarantor Subsidiaries under the Company's Indentures.

5. NOTES AND CAPITAL LEASES PAYABLE TO AFFILIATES:

Notes and capital leases payable to affiliates consisted of the following as of December 31, 1996 and 1997 (in thousands):


                                                                              1996          1997
                                                                              ----          ----
Subordinated installment notes payable to former majority own-
 ers, interest at 8.75%, principal payments in varying amounts due annually beginning October 1991, with a balloon payment
 due at maturity in May 2005 ...........................................    $ 10,448     $  9,574
Capital lease for building, interest at 17.5% ..........................       1,372        1,198
Capital leases for broadcasting tower facilities, interest rates aver-
 aging 10% .............................................................         249        3,720
Capitalization of time brokerage agreements, interest at 6.73% .........          --        6,611
Capital leases for building and tower, interest at 8.25% ...............       1,890        1,470
                                                                            --------     --------
                                                                              13,959       22,573
Less: Current portion ..................................................      (1,774)      (3,073)
                                                                            --------     --------
                                                                            $ 12,185     $ 19,500
                                                                            ========     ========

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

Notes and capital leases payable to affiliates, as of December 31, 1997, mature as follows (in thousands):

     1998 .............................................................    $  4,694
     1999 .............................................................       4,696
     2000 .............................................................       4,615
     2001 .............................................................       4,044
     2002 .............................................................       2,854
     2003 and thereafter ..............................................       7,503
                                                                           --------
     Total minimum payments due .......................................      28,406
     Less: Amount representing interest ...............................      (5,833)
                                                                           --------
     Present value of future notes and capital lease payments .........    $ 22,573
                                                                           ========

6. PROGRAM CONTRACTS PAYABLE:

Future payments required under program contracts payable as of December 31, 1997, are as follows (in thousands):

     1998 ...................................................    $  66,404
     1999 ...................................................       40,026
     2000 ...................................................       20,375
     2001 ...................................................        1,770
     2002 ...................................................          208
     2003 and thereafter ....................................           29
                                                                 ---------
                                                                   128,812
     Less: Current portion ..................................      (66,404)
                                                                 ---------
     Long-term portion of program contracts payable .........    $  62,408
                                                                 =========

Included in the current portion amounts are payments due in arrears of $14.3 million. In addition, the Companies have entered into noncancelable commitments for future program rights aggregating $56.9 million as of December 31, 1997.

The Company has estimated the fair value of its program contract payables and noncancelable commitments at approximately $102.7 million and $43.1 million, respectively, as of December 31, 1996, and $118.9 million and $46.7 million, respectively, at December 31, 1997, based on future cash flows discounted at the Company's current borrowing rate.

7. PREPAYMENT OF SYNDICATED PROGRAM CONTRACT LIABILITIES:

In connection with the 1996 acquisitions (see Note 12), the Company assumed certain syndicated program contracts payable for which the underlying value of the associated syndicated program assets was determined, by management, to be of little or no value. The Company negotiated the prepayment of syndicated program contracts payable for certain of the 1996 acquisitions, as well as certain other of the Company's subsidiaries. During the years ended December 31, 1996 and 1997, the Company made cash payments totaling $15.1 million and $1.4 million, respectively, relating to these negotiations. For subsidiaries owned prior to 1996, the Company recognized related amortization of excess syndicated programming of $3.0 million for the year ended December 31, 1996.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

8. RELATED PARTY TRANSACTIONS:

In connection with the start-up of an affiliate in 1990, certain SBG Class B Stockholders issued a note allowing them to borrow up to $3.0 million from the Company. This note was amended and restated June 1, 1994, to a term loan bearing interest of 6.88% with quarterly principal payments beginning March 31, 1996 through December 31, 1999. As of December 31, 1996 and 1997, the balance outstanding was approximately $1.8 and $1.3 million, respectively.

During the year ended December 31, 1993, the Company loaned Gerstell Development Limited Partnership (a partnership owned by Class B Stockholders) $2.1 million. The note bears interest at 6.18%, with principal payments beginning on November 1, 1994, and a final maturity date of October 1, 2013. As of December 31, 1996 and 1997, the balance outstanding was approximately $1.9 million.

Concurrently  with the  initial  public  offering  (see  Note 13),  the  Company acquired options from certain stockholders of Glencairn that will grant the Company the right to acquire, subject to applicable FCC rules and regulations, up to 97% of the capital stock of Glencairn. The Glencairn options were purchased by the Company for nominal consideration and will be exercisable only upon payment of an aggregate price equal to Glencairn's cost for the underlying stations, plus a 10% annual return. Glencairn is the owner-operator and FCC licensee of WNUV in Baltimore, WVTV in Milwaukee, WRDC in Raleigh/Durham, WABM in Birmingham, KRRT in Kerrville and WFBC in Asheville/Greenville/Spartanburg. The Company has entered into five-year LMA agreements (with five-year renewal options) with Glencairn pursuant to which the Company provides programming to Glencairn for airing on WNUV, WVTV, WRDC, WABM, KRRT and WFBC during the hours of 6:00 a.m. to 2:00 a.m. each day and has the right to sell advertising during this period. During the years ended December 31, 1995, 1996 and 1997, the Company made payments of $5.6 million, $7.3 million and $8.4 million respectively, to Glencairn under these LMA agreements.

During the years ended December 31, 1995, 1996 and 1997, the Company from time to time entered into charter arrangements to lease airplanes owned by certain Class B Stockholders. During the years ended December 31, 1995, 1996 and 1997, the Company incurred expenses of approximately $489,000, $336,000 and $736,000 related to these arrangements, respectively.

In May 1996, the Company acquired certain assets from River City, obtained options to acquire other assets from River City and entered into an LMA to provide programming services to certain television and radio stations, of which River City is the owner of the License Assets. Certain individuals who have direct or indirect beneficial owners of equity interests in River City are affiliates of the Company. During the years ended December 31, 1996 and 1997, the Company incurred LMA expenses relating to River City of $1.4 million and $896,000, respectively.

In September 1996, the Company entered into a five-year agreement with River City pursuant to which River City will provide to the Company certain production services. Pursuant to this agreement, River City will provide certain services to the Company in return for an annual fee of $416,000, subject to certain adjustments on each anniversary date. During the years ended December 31, 1996 and 1997, the Company incurred expenses relating to this agreement of $166,000 and $397,000, respectively.

An individual who is an affiliate of the Company is the owner of 100% of the common stock of Keymarket of South Carolina, Inc. ("KSC"). The Company has exercised its option to acquire all of the assets of KSC for consideration of forgiveness of KSC debt in an aggregate principal amount of approximately $7.4 million, plus a payment of approximately $1.0 million, less certain adjustments. The Company will close this transaction upon FCC approval which is anticipated to occur during 1998. The Company also purchased two properties from this affiliate for an aggregate purchase price of approximately $1.75 million as required by certain leases assigned to the Company in connection with the River City acquisition.

During May 1996, the Company, along with the Class B Stockholders, formed Beaver Dam Limited Partnership (BDLP), of which the Company owned a 45% interest. BDLP was formed for the purpose of

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

constructing and owning a building which may be the site for the Company's corporate headquarters. The Company made capital contributions of approximately $380,000. During 1997, the Partnership made a liquidating distribution to the Company of approximately $380,000 and the Company no longer owns an interest in BDLP.

Certain assets used by the Company's operating subsidiaries are leased from Cunningham, KIG and Gerstell (entities owned by the Class B Stockholders). Lease payments made to these entities were $1.3 million, $1.3 million, and $1.4 million for the years ended December 31, 1995, 1996 and 1997, respectively.

9. INCOME TAXES:

The Company files a consolidated federal income tax return and separate company state tax returns. The provision (benefit) for income taxes consists of the following as of December 31, 1995, 1996 and 1997 (in thousands):


                                                                      1995         1996          1997
                                                                      ----         ----          ----
Provision for income taxes before extraordinary item ..........    $  5,200      $6,936       $  15,984
Income tax effect of extraordinary item .......................      (3,357)         --          (4,045)
                                                                   --------      ------       ---------
                                                                   $  1,843      $6,936       $  11,939
                                                                   ========      ======       =========
Current:
 Federal ......................................................    $  5,374      $  127       $ (10,581)
 State ........................................................       1,558       4,479           1,938
                                                                   --------      ------       ---------
                                                                      6,932       4,606          (8,643)
                                                                   --------      ------       ---------
Deferred:
 Federal ......................................................      (4,119)      2,065          18,177
 State ........................................................        (970)        265           2,405
                                                                   --------      ------       ---------
                                                                     (5,089)      2,330          20,582
                                                                   --------      ------       ---------
                                                                   $  1,843      $6,936       $  11,939
                                                                   ========      ======       =========

The following is a reconciliation of federal income taxes at the applicable statutory rate to the recorded provision (benefit):


                                                                                 1995         1996         1997
                                                                                 ----         ----         ----
Statutory federal income taxes ............................................       34.0%        34.0%        34.0%
Adjustments-
 State income and franchise taxes, net of federal effect ..................        2.8         16.7          6.3
 Goodwill amortization ....................................................       16.4         24.3         17.0
 Non-deductible expense items.. ...........................................        3.7          6.1          8.5
 Tax liability related to dividends on Parent Preferred Stock (a) .........         --           --         70.3
 Other ....................................................................       (5.9)         4.9          3.0
                                                                                  ----         ----        -----
Provision for income taxes ................................................       51.0%        86.0%       139.1%
                                                                                  ====         ====        =====

----------
(a) In March 1997, the Company issued the HYTOPS securities (see Note 17). In connection with this transaction, Sinclair Broadcast Group, Inc. (the "Parent") issued $206.2 million of Series C Preferred Stock (the "Parent Preferred Stock") to KDSM, Inc., a wholly owned subsidiary. Parent Preferred Stock dividends paid to KDSM, Inc. are considered taxable income for Federal tax purposes and not considered income for book purposes. Also for Federal tax purposes, KDSM, Inc. is allowed a tax deduction for dividends received on the Parent Preferred Stock in an amount equal to Parent Preferred Stock dividends received in each taxable year limited to the extent that the Parent's consolidated group has "earnings and profits". To the extent that dividends received by KDSM, Inc. are in excess of the Parent's consolidated group earnings and profits, the Parent will reduce its tax basis in the Parent Preferred Stock which gives rise to a deferred tax liability (to be recognized upon redemption) and KDSM, Inc.'s dividend income is treated as a permanent difference between taxable income and book income. During the year ended December 31, 1997, the Parent did not generate earnings and profits which resulted in a reduction in basis of the Parent's Series C Preferred Stock of $20.8 million which generated a related deferred tax liability of $8.4 million.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

Temporary differences between the financial reporting carrying amounts and the tax basis of assets and liabilities give rise to deferred taxes. The Company had a net deferred tax asset and deferred tax liability of $782,000 and $21.5 million as of December 31, 1996 and 1997, respectively. The realization of deferred tax assets is contingent upon the Company's ability to generate sufficient future taxable income to realize the future tax benefits associated with the net deferred tax asset. Management believes that deferred assets will be realized through future operating results.

The Company has total available Federal NOL's of approximately $57.3 million as of December 31, 1997, which expire during various years from 2004 to 2012. These NOL's are recorded within refundable income taxes and deferred taxes in the accompanying Consolidated Balance Sheet as of December 31, 1997. Certain of these NOL's are limited to use within a specific entity, and certain NOL's are subject to annual limitations under Internal Revenue Code Section 382 and similar state provisions.

Total deferred tax assets and deferred tax liabilities as of December 31, 1996 and 1997, including the effects of businesses acquired, and the sources of the difference between financial accounting and tax bases of the Company's assets and liabilities which give rise to the deferred tax assets and deferred tax liabilities and the tax effects of each are as follows (in thousands):


                                                                              1996         1997
                                                                              ----         ----
Deferred Tax Assets:
 Accruals and reserves .................................................    $ 2,195      $ 3,015
 Loss on disposal of fixed assets ......................................         --          148
 Net operating losses ..................................................      4,829       10,435
 Program contracts .....................................................      2,734        3,410
 Other .................................................................        713          903
                                                                            -------      -------
                                                                            $10,471      $17,911
                                                                            =======      =======
Deferred Tax Liabilities:
 FCC license ...........................................................    $ 2,613      $ 5,346
 Parent Preferred Stock deferred tax liability [see (a) above] .........         --        8,388
 Hedging instruments. ..................................................        188           15
 Fixed assets and intangibles ..........................................      4,430       23,572
 Capital lease accounting ..............................................      1,304        1,647
 Affiliation agreement.. ...............................................        691           --
 Investment in partnerships. ...........................................        209          420
 Other .................................................................        254           65
                                                                            -------      -------
                                                                            $ 9,689      $39,453
                                                                            =======      =======


During 1996, the Company made a $1.1 million deferred tax adjustment to decrease its deferred tax asset and increase goodwill under the purchase accounting guidelines of APB 16 and in accordance with SFAS 109 related to the opening deferred tax asset balances of certain 1995 acquisitions.

10. EMPLOYEE BENEFIT PLAN:

The Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and trust (the "SBG Plan") covers eligible employees of the Company. Contributions made to the SBG Plan include an employee elected salary reduction amount, company matching contributions and a discretionary amount determined each year by the Board of Directors. The Company's 401(k) expense for the years ended December 31, 1995, 1996 and 1997, was $271,000, $657,000 and $1.0 million, respectively. There were no discretionary contributions during these periods. During December 1997, the Company registered 400,000 shares of its Class "A" Common Stock with the Securities and Exchange Commission (the "Commission") to be issued as a matching contribution for the 1997 plan year and subsequent plan years.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

11. CONTINGENCIES AND OTHER COMMITMENTS:

  LITIGATION
  ----------

Lawsuits and claims are filed against the Company from time to time in the ordinary course of business. These actions are in various preliminary stages, and no judgments or decisions have been rendered by hearing boards or courts. Management, after reviewing developments to date with legal counsel, is of the opinion that the outcome of such matters will not have a material adverse effect on the Company's financial position or results of operations.

  OPERATING LEASES
  ----------------

The Company has entered into operating leases for certain property and equipment under terms ranging from three to ten years. The rent expense under these leases, as well as certain leases under month-to-month arrangements, for the years ended December 31, 1995, 1996 and 1997, aggregated approximately $1.1 million, $3.1 million and $3.9 million, respectively.

Future minimum payments under the leases are as follows (in thousands):

                    1998 ........................    $ 3,427
                    1999 ........................      2,226
                    2000 ........................      1,583
                    2001 ........................      1,382
                    2002 ........................      1,172
                    2003 and thereafter .........      4,988
                                                     -------
                                                     $14,778
                                                     =======

12. ACQUISITIONS:

  1995 ACQUISITIONS AND DISPOSITIONS
  ----------------------------------

In January and May 1995, the Company acquired the non-license and license assets, respectively, of WTVZ in Norfolk, Virginia for a purchase price of $49.0 million. The acquisition was accounted for under the purchase method of accounting whereby the purchase price was allocated to property and programming assets, acquired intangible broadcasting assets and other intangible assets for $1.4 million, $12.6 million and $35.0 million, respectively, based upon an independent appraisal. Intangible assets are being amortized over 1 to 40 years.

In January 1995, the Company acquired the license and non-license assets of the Paramount Station Group of Raleigh/Durham, Inc. which owned and operated WLFL in Raleigh/Durham, North Carolina for $55.5 million, plus the assumption of $3.7 million in liabilities. The acquisition was accounted for under the purchase method of accounting whereby the purchase price was allocated to property and programming assets, acquired intangible broadcasting assets and other intangible assets for $8.6 million, $15.9 million and $34.7 million, respectively, based upon an independent appraisal. Intangible assets are being amortized over periods of 1 to 40 years.

On March 31, 1995, the Company exercised its option to acquire 100% of the voting stock of FSFA for the exercise price of $100. FSFA was merged into WLFL, Inc. and became a wholly-owned subsidiary of the Company. Simultaneously, the Company sold the license assets of FSFA to Glencairn for $2.0 million, and entered into a five-year LMA (with a five-year renewal option) with Glencairn (see Note 8).

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

On May 5, 1995, Keyser Communications, Inc. (KCI), an affiliated entity wholly-owned by the stockholders of the Company, was merged into the Company for common stock. Certain assets and liabilities of KCI (other than programming items, an LMA agreement and consulting agreements), were distributed to the KCI shareholders immediately prior to the merger. The merger of KCI is being treated as a reorganization and has been accounted for as a pooling of interests transaction. Accordingly, the consolidated financial statements for all periods presented have been restated to include the accounts of KCI.

In July 1995, the Company acquired the non-license assets of WABM in Birmingham, Alabama for a purchase price of $2.5 million. The acquisition was accounted for under the purchase method of accounting whereby $1.1 million of the purchase price was allocated to property and program assets, based upon an independent appraisal. The excess of the purchase price over the acquired assets of approximately $1.4 million was allocated to other intangible assets and is being amortized over 15 years. Simultaneously with the purchase, the Company entered into a five-year LMA agreement (with a five-year renewal option) with Glencairn.

In November 1995, the Company acquired the non-license assets of WDBB in Tuscaloosa, Alabama for a purchase price of $400,000. In addition, the Company made "Option Grant Payments" of $11.3 million to certain parties for options to purchase the issued and outstanding stock of WDBB, Inc., which holds the license assets of WDBB. The option agreement further provides for the payment of option grant installments of $2.6 million over five years and a final option exercise price of $100,000. The acquisition was accounted for under the purchase method of accounting whereby $11.1 million was allocated to the property and program assets based upon an independent appraisal. The total of Option Grant Payments paid and grant installments accrued of $14.0 million was allocated to other intangible assets and is being amortized over 15 years.

1996 ACQUISITIONS
-----------------

RIVER CITY ACQUISITION

In April 1996, the Company entered into an agreement to purchase certain non-license assets of River City. In May 1996, the Company closed the transaction for a purchase price of $967.1 million, providing as consideration 1,150,000 shares of Series A Convertible Preferred Stock with a fair market value of $125.1 million, 1,382,435 stock options with a fair market value of $23.9 million and cash payments totaling $818.1 million. The Company utilized indebtedness under its Bank Credit Agreement to finance the transaction. The acquisition was accounted for under the purchase method of accounting whereby the purchase price was allocated to property and programming assets, acquired intangible broadcasting assets and other intangible assets for $82.8 million, $375.6 million and $508.7 million, respectively, based upon an independent appraisal. Intangible assets are being amortized over 1 to 40 years.

Simultaneously, the Company entered into option agreements to purchase certain license assets for an aggregate option exercise price of $20 million. In September 1996, after receiving FCC approval for license transfer, the Company made a cash payment of $6.9 million to acquire certain radio station FCC licenses. During 1997, the Company exercised its options to acquire certain other FCC licenses and now owns all of the License Assets (or has entered into an LMA with respect to) all of the television and radio stations with respect to which it acquired non-license assets from River City, other than WTTV-TV and WTTK-TV in Indianapolis, Indiana.

Also, simultaneously with the acquisition, the Company entered into an option agreement to purchase the license and non-license assets of WSYX-TV in Columbus, Ohio. The option purchase price for this television station is $100 million plus the amount of River City indebtedness secured by the WSYX assets on the exercise date (not to exceed the amount at the date of closing of $135 million). Pursuant to

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

the WSYX option agreement, the Company is required to make certain "Option Extension Fees", as defined. These fees are required to begin quarterly beginning with December 31, 1996, through the earlier of the "Option Grant Date" or the expiration date of June 30, 1999. The Option Extension Fees are calculated as 8% per annum of the option purchase price through the first anniversary of the Option Grant Date, 15% per annum of the option purchase price through the second anniversary of the Option Grant Date and 25% per annum of the option purchase price through the expiration of the WSYX option agreement. As of December 31, 1997, the Company incurred Option Extension Fees and other costs relating to WSYX-TV totaling $22.9 million.

In conjunction with the River City acquisition, the Company entered into an agreement to purchase the non-license assets of KRRT, Inc., a television station in San Antonio, Texas, for a purchase price of $29.5 million. The acquisition was accounted for under the purchase method of accounting whereby the purchase price was allocated to property and programming assets, acquired intangible broadcasting assets and other intangible assets for $3.8 million, $0.4 million and $25.3 million, respectively, based upon an independent appraisal. Intangible assets are being amortized over 1 to 15 years.

In connection with the River City acquisition, the Company consummated the following transactions concurrent with or subsequent to the closing:

1. In June 1996, the Board of Directors of the Company adopted, upon approval of the stockholders by proxy, an amendment to the Company's amended and restated charter. This amendment increased the number of Class A Common Stock shares authorized to be issued by the Company from 35,000,000 shares to 100,000,000 shares. The amendment also increased the number of shares of Preferred Stock authorized from 5,000,000 shares to 10,000,000 shares.

2. Series A Preferred Stock -- As partial consideration for the acquisition of the non-license assets of River City, the Company issued 1,150,000 shares of Series A Preferred Stock. In June 1996, the Board of Directors of the Company adopted, upon approval of the stockholders by proxy, an amendment to the Company's amended and restated charter at which time Series A Preferred Stock was exchanged for and converted into Series B Preferred Stock. The Company recorded the issuance of Series A Preferred Stock based on the fair market value at the date the River City acquisition was announced at the exchange rate of 3.64 shares of Class A Common Stock for each share of Series A Preferred Stock.

3. Series B Preferred Stock -- Shares of Series B Preferred Stock are convertible at any time into shares of Class A Common Stock, with each share of Series B Preferred Stock convertible into approximately 3.64 shares of Series A Common Stock. The Company may redeem shares of Series B Preferred Stock only after the occurrence of certain events. If the Company seeks to redeem shares of Series B Preferred Stock and the stockholder elects to retain the shares, the shares will automatically be converted into common stock on the proposed redemption date. All shares of Series B Preferred Stock remaining outstanding as of May 31, 2001, will automatically convert into Class A Common Stock. Series B Preferred Stock is entitled to 3.64 votes on all matters with respect to which Class A Common Stock has a vote.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

4. Stock Options and Awards:

   Long-Term Incentive Plan-

   In June 1996, the Board of Directors adopted, upon approval of the stockholders by proxy, the 1996 Long-Term Incentive Plan of the Company (the "LTIP"). The purpose of the LTIP is to reward key individuals for making major contributions to the success of the Company and its subsidiaries and to attract and retain the services of qualified and capable employees. A total of 2,073,673 shares of Class A Common Stock is reserved and available for awards under the plan. In connection with the River City acquisition, 244,500 options were granted to certain employees and 1,382,454 were granted to Barry Baker (see Executive Employment Agreement below) under this plan with an exercise price of $30.11 per share.

   The Company recorded deferred compensation of $1.9 million as additional paid-in capital at the stock option grant date. During the years ended December 31, 1996 and 1997, compensation expense of $739,000 and $605,000 was recorded relating to the options issued under the LTIP, respectively. The remaining deferred compensation of approximately $954,000 will be recognized as expense on a straight-line basis over the vesting period.

   Incentive Stock Option Plan-

   In June 1996, the Board of Directors adopted, upon approval of the stockholders by proxy, certain amendment to the Company's Incentive Stock Option Plan. The purpose of the amendments was (i) to increase the number of shares of Class A Common Stock approved for issuance under the plan from 400,000 to 500,000, (ii) to delegate to Barry Baker the authority to grant certain options, (iii) to lengthen the period after the date of grant before options become exercisable, from two years to three (iv) and to provide immediate termination and three-year ratable vesting of options in certain circumstances. In connection with the River City acquisition, the Company granted 287,000 options to key management employees at an exercise price of $37.75, the fair market value at the date of grant.

5. Executive Employment Agreement

   In connection with the acquisition of River City, the Company entered into a five-year employment agreement (the "Baker Employment Agreement") with Barry Baker, pursuant to which Mr. Baker will become President and Chief Executive Officer of SCI and Executive Vice President of the Company, at such time as Mr. Baker is able to hold those positions consistent with applicable FCC regulations. Until such time as Mr. Baker is able to become an officer of the Company, he serves as a consultant to the Company pursuant to a consulting agreement and received compensation that he would be entitled to as an officer under the Baker Employment Agreement. If the Baker Employment Agreement is terminated by the Company other than for cause (as defined) or by Mr. Baker for good cause (constituting certain occurrences specified in the agreement), Mr. Baker shall be entitled to certain termination payments entitling him to his salary and bonuses which would have been paid under the agreement; to purchase certain television or radio assets acquired by the Company from River City at fair market value, and all stock options held by Mr. Baker shall vest immediately.

OTHER 1996 ACQUISITIONS

In May 1995, the Company entered into option agreements to acquire all of the license and non-license assets of WSMH-TV in Flint, Michigan (WSMH). In July 1995, the Company paid the $1.0 million option exercise price to exercise its option and in February 1996, the Company consummated the acquisition for a purchase price of $35.4 million. The acquisition was accounted for under the purchase

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

method of accounting whereby the purchase price was allocated to property and programming assets, acquired intangible broadcasting assets and other intangible assets for $1.9 million, $6.0 million and $27.5 million, respectively, based upon an independent appraisal.

In March 1996, the Company entered into an agreement to acquire the outstanding stock of Superior Communications, Inc. (Superior) which owns the license and non-license assets of the television stations KOCB in Oklahoma City, Oklahoma and WDKY in Lexington, Kentucky. In May 1996, the Company consummated the acquisition for a purchase price of $63.5 million. The acquisition was accounted for under the purchase method of accounting whereby the purchase price was allocated to property and programming assets, acquired intangible broadcasting assets and other intangible assets for $7.3 million, $20.4 million and $35.8 million, respectively, based upon an independent appraisal.

In January 1996, the Company entered into an agreement to acquire license and non-license assets of the television station WYZZ in Peoria, Illinois. In July 1996, the Company consummated the acquisition for a purchase price of $21.1 million. The acquisition was accounted for under the purchase method of accounting whereby the purchase price was allocated to property and programming assets, acquired intangible broadcasting assets and other intangible assets for $2.2 million, $4.3 million and $14.6 million, respectively, based upon an independent appraisal.

In July 1996, the Company entered into an agreement to acquire license and non-license assets of the television station KSMO in Kansas City, Missouri through the exercise of its options described in Note 13 for a total purchase price of $10.0 million. The acquisition was accounted for under the purchase method of accounting whereby the purchase price was allocated to property and programming assets and acquired intangible broadcasting assets for $4.6 million and $5.4 million, respectively, based upon an independent appraisal.

In August 1996, the Company acquired the license and non-license assets of the television station WSTR in Cincinnati, Ohio for a total purchase price of $8.7 million. The acquisition was accounted for under the purchase method of accounting whereby the purchase price was allocated to property and programming assets and acquired intangible broadcasting assets for $6.2 million and $2.5 million, respectively, based upon an independent appraisal.

1997 ACQUISITIONS AND AGREEMENTS TO ACQUIRE CERTAIN ASSETS:
-----------------------------------------------------------

1997 ACQUISITIONS

In January 1997, the Company entered into a purchase agreement to acquire the license and non-license assets of KUPN-TV, the UPN affiliate in Las Vegas, Nevada, for a purchase price of $87.5 million. Under the terms of this agreement, the Company made cash deposit payments of $9.0 million and in May
1997, the Company closed on the acquisition making cash payments of $78.5 million for the remaining balance of the purchase price and other related closing costs. The acquisition was accounted for under the purchase method of accounting whereby the purchase price was allocated to property and programming assets, acquired intangible broadcasting assets and other intangible assets for $1.6 million, $17.9 million and $68.0 million, respectively, based upon an independent appraisal. The Company financed the transaction by utilizing proceeds from the HYTOPS offering (see Note 17) combined with indebtedness under the 1997 Bank Credit Agreement.

In 1997, the Company exercised options to acquire the license and non-license assets of the following radio stations: WGR-AM and WWWS-AM (Buffalo, New York) and WWFH-FM, WILP-AM, WWSH-FM and WKRF-FM (Wilkes-Barre/Scranton, Pennsylvania). During the year ended December 31, 1997, the Company made payments totaling approximately $3.1 million to acquire the license and non-license assets of these radio stations.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

EXERCISE OF OPTIONS TO ACQUIRE RIVER CITY LICENSE ASSETS

Since March 31, 1997, the FCC has granted approval for transfer of FCC licenses with respect to the following television stations: KDNL-TV (St. Louis, Missouri), KOVR-TV (Sacramento, California), WLOS-TV (Asheville, North Carolina), KABB-TV (San Antonio, Texas) and KDSM-TV (Des Moines, Iowa). The Company exercised options to acquire the License Assets (the television and radio assets essential for broadcasting a television or radio signal in compliance with regulatory guidelines) of each of these stations from River City Broadcasting, L.P. ("River City") for aggregate option exercise payments of $9.3 million. In July 1997, the Company made an option exercise payment of $0.5 million to River City related to the license assets of WFBC-TV (Greenville, South Carolina) and simultaneously assigned its option to acquire the License Assets of WFBC-TV to Glencairn, Ltd. ("Glencairn") for an option assignment fee of $2.0 million. The Company entered into a local marketing agreement ("LMA") with Glencairn whereby the Company, in exchange for an hourly fee, obtained the right to program and sell advertising on substantially all of the station's inventory of broadcast time. The Company also received FCC approval for the transfer of the FCC licenses of KPNT-FM and WVRV-FM in St. Louis, Missouri, and exercised its option to acquire the License Assets of these radio stations for an option exercise price of $1.2 million. As a result of these license approvals and option exercises, the Company now owns the License Assets of (or has entered into an LMA with Glencairn with respect to) all of the television and radio stations with respect to which it acquired Non-License Assets (assets involved in the operation of radio and television stations other than License Assets) from River City, other than WTTV-TV and WTTK-TV in Indianapolis, Indiana.

AGREEMENT TO ACQUIRE HERITAGE

On July 16, 1997, the Company entered into agreements (the "Heritage Acquisition Agreements") with The News Corporation Limited, Heritage Media Group, Inc. and certain subsidiaries of Heritage Media Corporation (collectively, "Heritage"), pursuant to which the Company agreed to acquire certain television and radio station assets. Under the Heritage Acquisition Agreements, the Company will acquire the assets of, or the right to program pursuant to LMAs, six television stations in three markets and the assets of 24 radio stations in seven markets (the "Heritage Acquisition"). The aggregate purchase price for the assets is $630 million payable in cash at closing, less deposits paid of $65.5 million. During the first quarter of 1998, the Company completed the acquisition of the Heritage television and radio stations except for the radio stations in the New Orleans, Louisiana market (see Note 24).

AGREEMENT TO ACQUIRE LAKELAND GROUP

In November 1997, the Company entered into an agreement to acquire 100% of the stock of Lakeland Group Television Inc. for a purchase price of $50 million (the "Lakeland Acquisition") and made a cash deposit of $1.5 million. Upon the closing of the Lakeland Acquisition, the Company will acquire television station KLGT in Minneapolis, Minnesota. The Lakeland Acquisition is expected to close in the second quarter of 1998.

AGREEMENT TO ACQUIRE MAX MEDIA

On December 2, 1997, the Company entered into agreements to acquire, directly or indirectly, all of the equity interests of Max Media Properties, L.L.C. ("Max Media"). As a result of this transaction, the Company will acquire, or acquire the right to program pursuant to LMAs, nine television stations and eight radio stations in eight markets (the "Max Media Acquisition"). The aggregate purchase price is $255 million payable in cash at closing (less a deposit of $12.8 million paid at the time of signing the acquisition agreement), a portion of which will be used to retire existing debt of Max Media at closing. Max Media's television station WKEF-TV in Dayton, Ohio has an overlapping service area with the

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

Company's television stations WTTE-TV in Columbus, Ohio, WSTR-TV in Cincinnati, Ohio, and with Company LMA station WTTV-TV in Indianapolis, Indiana. In addition, Max Media's television station WEMT-TV in Tri-Cities, Tennessee/Virginia has an overlapping service area with the Company's television station WLOS-TV in Asheville, North Carolina and Max Media's television station KBSI-TV in Paducah, Kentucky/Cape Girardeau, Missouri has an overlapping service area with the Company's television station KDNL-TV in St. Louis, Missouri. Furthermore, the Company owns a television station (and proposes to acquire radio stations from Heritage) in the Norfolk-Virginia Beach-Newport News, Virginia market, where four of Max Media's radio stations are located. Consequently, the Company has requested waivers from the FCC to allow the Company to complete the Max Media Acquisition. There can be no assurance that such waivers will be granted. As a result of the Max Media Acquisition and the Heritage Acquisition, the Company intends to dispose of two of the FM radio stations in the Norfolk-Virginia Beach-Newport News, Virginia radio market that it has agreed to acquire from Heritage and Max Media in order to be in compliance with the FCC regulations that limit the number of radio stations that can be owned in a market. The Max Media Acquisition is subject to FCC and Department of Justice (DOJ) approval and certain other conditions, and is anticipated to be completed in the second quarter of 1998. The transaction is expected to be financed through borrowings under the Company's Bank Credit Agreement.

13. INITIAL PUBLIC OFFERING:

In June 1995, the Company consummated an initial public offering of 5,750,000 shares of Class A Common Stock at an initial public offering price of $21.00 per share realizing net proceeds of approximately $111.5 million. The net proceeds to the Company from this offering were used to reduce long-term indebtedness.

The Company consummated the following transactions concurrent with or prior to the offering:

1. The Company purchased the options to acquire the partnership interests and liabilities of KSMO in Kansas City, Missouri and WSTR in Cincinnati, Ohio ("Option Stations") from the stockholders for an aggregate purchase price was $9.0 million. The stockholders also assigned to the Company their rights and obligations under an option agreement among the stockholders and a commercial bank which held secured debt of KSMO and WSTR.

2. The stockholders assigned the subordinated convertible debenture relating to the sale of WPTT to the Company in exchange for $1.0 million, a portion of which was used to retire the outstanding balance of a note due from the controlling stockholders.

3. The Company acquired options from certain stockholders of Glencairn that will grant the Company the right to acquire, subject to applicable FCC rules and regulations, up to 97% of the capital stock of Glencairn.

4. The Board of Directors of the Company adopted Amended and Restated Articles of Incorporation to authorize up to 35,000,000 shares of Class A Common Stock, par value $.01 per share, 35,000,000 shares of Class B Common Stock, par value $.01 per share and 5,000,000 shares of Preferred Stock, par value $.01 per share; completed a reclassification and conversion of its outstanding common stock into shares of Class B Common Stock; and effected an approximately 49.1 for 1 stock split of the Company's common stock (resulting in 29,000,000 shares of Class B Common Stock outstanding). The reclassification, conversion and stock split have been retroactively reflected in the accompanying consolidated balance sheets and statements of stockholders' equity. In June 1996, the Company amended its charter, increasing the number of shares of Class A Common Stock authorized to be issued from 35,000,000 to 100,000,000 (see Note 12).

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

5. The Board of Directors of the Company adopted an Incentive Stock Option Plan for Designated Participants (the Designated Participants Stock Option Plan) pursuant to which options for shares of Class A Common Stock will be granted to certain designated employees of the Company upon adoption.

6. On March 27, 1995, the Board of Directors of the Company adopted an Incentive Stock Option Plan (the Stock Option Plan) pursuant to which options for shares of Class A Common Stock may be granted to certain designated classes of employees of the Company. The Stock Option Plan provides that the maximum number of shares of Class A Common Stock reserved for issuance under the Stock Option Plan is 500,000, as amended, and that options to purchase Class A Common Stock may be granted under the plan until the tenth anniversary of its adoption.

14. SHELF REGISTRATION STATEMENTS:

In September 1996, the Company filed and in November 1996 obtained effectiveness of a registration statement on Form S-3 with the Commission with respect to the sale by certain selling stockholders of 5,564,253 shares of Class A Common Stock. These shares represent 4,181,818 shares of Class A Common Stock issuable upon conversion of Series B Preferred Stock and 1,382,435 shares of Class A Common Stock issuable upon exercise of options held by Barry Baker.

In October 1996, the Company filed a registration statement on Form S-3 with the Commission for the purpose of offering additional shares of its Class A Common Stock to the public. In August 1997, the Company amended this registration statement to reflect the registration of $1 billion of securities to be offered to the public, covering Class A Common Stock, Preferred Stock and debt securities (the "Shelf Registration"). In September 1997, the Company completed offerings of its Class A Common Stock and Series D Preferred Stock pursuant to the Shelf Registration. In December 1997, the Company issued the 8 3/4% Notes pursuant to the Shelf Registration.

15. SECONDARY PUBLIC OFFERING OF CLASS A COMMON STOCK:

In September 1997, the Company and certain stockholders of the Company completed a public offering of 4,345,000 and 1,750,000 shares, respectively of Class A Common Stock (the "Common Stock Offering"). The shares were sold pursuant to the Shelf Registration for an offering price of $36.50 per share and generated proceeds to the Company of $151.0 million, net of underwriters' discount and other offering costs of $7.6 million. The Company utilized a significant portion of the Common Stock Offering proceeds to repay indebtedness under the 1997 Bank Credit Agreement (see Note 4).

16. PUBLIC OFFERING OF SERIES D PREFERRED STOCK:

Concurrent with the Common Stock Offering, the Company completed a public offering of 3,450,000 shares of Series D Convertible Exchangeable Preferred
Stock (the "Preferred Stock Offering"). The shares were sold pursuant to the Shelf Registration at an offering price of $50 per share and generated proceeds to the Company of $166.9 million, net of underwriters' discount and other offering costs of $5.0 million.

The Convertible Exchangeable Preferred Stock has a liquidation preference of $50 per share and a stated annual dividend of $3.00 per share payable quarterly out of legally available funds and are convertible into shares of Class A Common Stock at the option of the holders thereof at a conversion price of $45.625 per share, subject to adjustment. The shares of Convertible Exchangeable Preferred Stock are exchangeable at the option of the Company, for 6% Convertible Subordinated Debentures of the Company, due 2012, and are redeemable at the option of the Company on or after September 20, 2000 at specified prices plus accrued dividends.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

The Company received total net proceeds of $317.9 million from the Preferred Stock Offering and the Common Stock Offering. The Company utilized $285.7 million of the net proceeds from the Common Stock Offering and the Preferred Stock Offering to repay outstanding borrowings under the revolving credit facility, $8.9 million to repay outstanding amounts under the Tranche A term loan of the 1997 Bank Credit Agreement and retained the remaining net proceeds of approximately $23.3 million for general corporate purposes.

17. COMPANY OBLIGATED MANDATORILY  REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY
    TRUST:

In March 1997, the Company completed a private placement of $200 million aggregate liquidation value of 11 5/8% High Yield Trust Offered Preferred Securities (the "HYTOPS") of Sinclair Capital, a subsidiary trust of the Company. The HYTOPS were issued March 12, 1997, mature March 15, 2009, and provide for quarterly distributions to be paid in arrears beginning June 15, 1997. The HYTOPS were sold to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act of 1933, as amended) and a limited number of institutional "accredited investors" and the offering was exempt from registration under the Securities Act of 1933, as amended ("the Securities Act"), pursuant to Section 4(2) of the Securities Act and Rule 144A thereunder. The Company utilized $135 million of the approximately $192.8 million net proceeds of the private placement to repay outstanding debt and retained the remainder for general corporate purposes, which included the acquisition of KUPN-TV in Las Vegas, Nevada.

Pursuant to a Registration Rights Agreement entered into in connection with the private placement of the HYTOPS, the Company offered holders of the HYTOPS the right to exchange the HYTOPS for new HYTOPS having the same terms as the existing securities, except that the exchange of the new HYTOPS for the existing HYTOPS has been registered under the Securities Act. On May 2, 1997, the Company filed a registration statement on Form S-4 with the Commission for the purpose of registering the new HYTOPS to be offered in exchange for the aforementioned existing HYTOPS issued by the Company in March 1997 (the "Exchange Offer"). The Company's Exchange Offer was closed and became effective August 11, 1997, at which time all of the existing HYTOPS were exchanged for new HYTOPS.

Amounts payable to the holders of HYTOPS are recorded as "Subsidiary trust minority interest expense" in the accompanying financial statements and were $18.6 million for the year ended December 31, 1997.

18. STOCK-BASED COMPENSATION PLANS:

As permitted under SFAS 123, "Accounting for Stock-Based Compensation," the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provides pro forma disclosures of net income and earnings per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

A summary of changes in outstanding stock options follows:

                                                       WEIGHTED-                     WEIGHTED-
                                                        AVERAGE                       AVERAGE
                                                        EXERCISE                     EXERCISE
                                          OPTIONS        PRICE       EXERCISABLE       PRICE
                                          -------        -----       -----------       -----

Outstanding at end of 1994 .........           --       $   --               --       $   --
1995 Activity:
 Granted ...........................       68,000        21.00               --           --
                                           ------       ------               --       ------
Outstanding at end of 1995 .........       68,000        21.00               --           --
1996 Activity:
 Granted ...........................    1,904,785        31.50               --           --
 Exercised .........................           --           --               --           --
 Forfeited .........................        3,750        21.00               --           --
                                        ---------       ------               --       ------
Outstanding at end of 1996 .........    1,969,035        31.16          736,218        30.11
                                        ---------       ------          -------       ------
1997 Activity:
 Granted ...........................      274,450        33.74               --           --
 Exercised .........................        5,000        21.00               --           --
 Forfeited .........................      126,200        35.69               --           --
                                        ---------       ------          -------       ------
Outstanding at end of 1997 .........    2,112,285      $ 34.19        1,214,076      $ 29.82
                                        =========      =======        =========      =======

Additional information regarding stock options outstanding at December 31, 1997, follows:


                               WEIGHTED-      WEIGHTED-
                                AVERAGE        AVERAGE
                               REMAINING      REMAINING                      WEIGHTED-
                                VESTING      CONTRACTUAL                      AVERAGE
                 EXERCISE       PERIOD           LIFE                        EXERCISE
 OUTSTANDING       PRICE      (IN YEARS)      (IN YEARS)     EXERCISABLE       PRICE
 -----------       -----      ----------      ----------     -----------       -----
     54,250      $  21.00         0.13            7.44           38,250      $  21.00
  1,708,935         30.11         0.67            8.49        1,175,826         30.11
    326,100         37.75         1.76            8.76               --            --
     23,000        41.875         2.97            9.97               --            --
 ----------      --------         ----            ----        ---------      --------
  2,112,285      $  34.19         0.85            8.52        1,214,076      $  29.82
 ==========      ========         ====            ====        =========      ========

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

Had compensation cost for the Company's 1995, 1996, and 1997 grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's net income, net income applicable to common share before extraordinary items, and net income per common share for these years would approximate the pro forma amounts below (in thousands except per share data):

                                                1995                      1996                       1997
                                      ------------------------- ------------------------- --------------------------
                                       AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA   AS REPORTED    PRO FORMA
                                      ------------- ----------- ------------- ----------- ------------- ------------
Net income (loss) before extraor-
 dinary item ........................    $ 4,988      $4,799       $ 1,131     $ (1,639)    $  (4,496)   $  (5,871)
                                         -------      ------       -------     --------     ---------    ---------
Net income (loss) ...................    $    76      $ (113)      $ 1,131     $ (1,639)    $ (10,566)   $ (11,941)
                                         -------      ------       -------     --------     ---------    ---------
Net income (loss) available to
 common shareholders ................    $    76      $ (113)      $ 1,131     $ (1,639)    $ (13,329)   $ (14,704)
                                         -------      ------       -------     --------     ---------    ---------
Basic net income per share before
 extraordinary items ................    $   .15      $  .15       $   .03     $   (.05)    $    (.20)   $    (.24)
                                         -------      ------       -------     --------     ---------    ---------
Basic net income per share after
 extraordinary items ................    $    --      $   --       $   .03     $   (.05)    $    (.37)   $    (.41)
                                         -------      ------       -------     --------     ---------    ---------
Diluted net income per share be-
 fore extraordinary items ...........    $   .15      $  .15       $   .03     $   (.05)    $    (.20)   $    (.24)
                                         -------      ------       -------     --------     ---------    ---------
Diluted net income per share af-
 ter extraordinary items ............    $    --      $   --       $   .03     $   (.05)    $    (.37)   $    (.41)
                                         -------      ------       -------     --------     ---------    ---------

The Company has computed for pro forma disclosure purposes the value of all options granted during 1995, 1996, and 1997 using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and the following weighted average assumptions:


                                   YEARS ENDED DECEMBER 31,
                            ---------------------------------------
                               1995         1996           1997
                               ----         ----           ----
Risk-free interest rate        5.78%        6.66%        5.66 - 6.35%
Expected lives               5 years      5 years             5 years
Expected volatility              35%          35%                 35%


Adjustments are made for options forfeited prior to vesting.

19. EQUITY PUT AND CALL OPTIONS:

During December 1996, the Company entered into physically settled in cash put and call option contracts related to the Company's common stock. These option contracts were entered into for the purpose of hedging the dilution of the Company's common stock upon the exercise of stock options granted. The Company entered into 250,000 call options for common stock and 320,600 put options for common stock, with a strike price of $37.75 and $27.88 per common share, respectively. To the extent that the Company entered into put option contracts, the additional paid-in capital amounts were adjusted accordingly and reflected as Equity Put Options in the accompanying balance sheet as of December 31, 1996. In March 1997, the Company amended its put option contracts from physically settled in cash to physically or net physically settled in shares, at the election of the Company, and reclassified amounts reflected as Equity Put Options to "Additional paid-in capital -- equity put options" as reflected in the accompanying balance sheet as of December 31, 1997.

In April 1997, the Company entered into put and call option contracts related to its common stock for the purpose of hedging the dilution of the common stock upon the exercise of stock options granted. The Company entered into 550,000 European style (that is, exercisable on the expiration date only) put

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

options for common stock with a strike price of $25.78 per share which provide for settlement in cash or in shares, at the election of the Company. The Company entered into 550,000 American style (that is, exercisable any time on or before the expiration date) call options for common stock with a strike price of $25.78 per share which provide for settlement in cash or in shares, at the election of the Company. The option premium amount of $3.4 million for these contracts, which was recorded as a reduction of additional paid-in capital, is payable in quarterly installments at 8.1% interest per annum through the maturity date, July 13, 2000.

20. EARNINGS PER SHARE:

The Company adopted SFAS 128 "Earnings per Share" which requires the restatement of prior periods and disclosure of basic and diluted earnings per share and related computations.


                                                                                       THE YEARS ENDED
                                                                                       ---------------
                                                                               1995          1996          1997
                                                                               ----          ----          ----
Weighted-average number of common shares ...............................      32,198        34,748         35,951
Dilutive effect of outstanding stock options ...........................           7           170            119
Dilutive effect of conversion of preferred shares ......................          --         2,463          4,008
                                                                              ------        ------         ------
Weighted-average number of common
equivalent shares outstanding ..........................................      32,205        37,381         40,078
                                                                              ======        ======         ======
Net income (loss) before extraordinary item ............................    $  4,988      $  1,131      $  (4,496)
                                                                            ========      ========      =========
Net income (loss) ......................................................    $     76      $  1,131      $ (10,566)
Preferred stock dividends payable ......................................          --            --         (2,763)
                                                                            --------      --------      ---------
Net income (loss) available to common shareholders .....................    $     76      $  1,131      $ (13,329)
                                                                            ========      ========      =========
Basic net income (loss) per share before extraordinary items ...........    $    .15      $    .03      $    (.20)
                                                                            ========      ========      =========
Basic net income (loss) per share after extraordinary items ............    $     --      $    .03      $    (.37)
                                                                            ========      ========      =========
Diluted net income (loss) per share before extraordinary items .........    $    .15      $    .03      $    (.20)
                                                                            ========      ========      =========
Diluted net income (loss) per share after extraordinary items ..........    $     --      $    .03      $    (.37)
                                                                            ========      ========      =========

21. FINANCIAL INFORMATION BY SEGMENT:

In June 1997, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards (SFAS) 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial statements. SFAS 131 supercedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise" and is effective for financial statements for periods beginning after December 15, 1997.

As of December 31, 1997, the Company consisted of two principal business segments - television broadcasting and radio broadcasting. Prior to the acquisition of River City Broadcasting, L.P. in May 1996, the Company did not own, operate or program radio stations. As of December 31, 1997 the Company owns or provides programming services pursuant to LMAs to 29 television stations located in 21 geographically diverse markets in the continental United States. The Company owns 30 radio stations in seven geographically diverse markets. Substantially all revenues represent income from unaffiliated companies.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)


                                                                             TELEVISION
                                                                      YEARS ENDED DECEMBER 31,
                                                                      ------------------------
                                                                         1996            1997
                                                                         ----            ----
Total revenue ...................................................    $  338,467      $  449,878
Station operating expenses. .....................................       142,231         192,049
Depreciation, program amortization and stock-based compensation..        56,420          80,799
Amortization of intangibles and other assets. ...................        55,063          57,897
Amortization of excess syndicated programming.. .................         3,043              --
                                                                     ----------      ----------
Station broadcast operating income ..............................    $   81,710      $  119,133
                                                                     ==========      ==========
Total assets. ...................................................    $1,400,521      $1,736,149
                                                                     ==========      ==========
Capital expenditures. ...........................................    $   12,335      $   16,613
                                                                     ==========      ==========


                                                                             RADIO
                                                                    YEARS ENDED DECEMBER 31,
                                                                    ------------------------
                                                                       1996         1997
                                                                       ----         ----

Total revenue ...................................................    $ 40,021     $ 66,557
Station operating expenses. .....................................      25,534       44,327
Depreciation, program amortization and stock-based compensation..       3,827        5,167
Amortization of intangibles and other assets. ...................       3,467        9,943
Amortization of excess syndicated programming.. .................          --           --
                                                                     --------     --------
Station broadcast operating income.. ............................    $  7,193     $  7,120
                                                                     ========     ========
Total assets. ...................................................    $306,776     $298,085
                                                                     ========     ========
Capital expenditures. ...........................................    $    274     $  2,812
                                                                     ========     ========

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

22. UNAUDITED PRO FORMA SUMMARY RESULTS OF OPERATIONS:

The unaudited pro forma summary consolidated results of operations for the years ended December 31, 1996 and 1997, assuming the 1996 and 1997 acquisitions had been consummated on January 1, 1996, are as follows (in thousands, except per share data):


                                                                            (UNAUDITED)     (UNAUDITED)
                                                                                1996           1997
                                                                                ----           ----

Revenue, net ...........................................................    $  489,270      $ 520,359
                                                                            ==========      =========

Net loss before extraordinary item .....................................    $  (12,750)     $  (3,643)
                                                                            ==========      =========

Net Loss ...............................................................    $  (12,750)     $  (9,713)
                                                                            ==========      =========

Net loss available to common shareholders ..............................    $  (12,750)     $ (12,476)
                                                                            ==========      =========

Basic and diluted earnings per share before extraordinary item .........    $    (0.37)     $   (0.18)
                                                                            ==========      =========

Basic and diluted earnings per share ...................................    $    (0.37)     $   (0.35)
                                                                            ==========      =========

23. GUARANTOR AND NON-GUARANTOR SUBSIDIARIES:

Prior to the HYTOPS issuance in March 1997, the 1993 Notes and the 10% Notes were guaranteed by all of the Company's subsidiaries other than Cresap Enterprises, Inc. (the Company believes that Cresap Enterprises, Inc. is inconsequential to its operations). In conjunction with the HYTOPS issuance, KDSM, Inc., KDSM Licensee, Inc. and Sinclair Capital (the "Non-Guarantor Subsidiaries") are no longer guarantors of indebtedness under the 1993 Notes or the 10% Notes. Furthermore, the Non-Guarantor Subsidiaries are not guarantors under the Company's 1997 Bank Credit Agreement or the indentures relating to the 9% Notes or the 8 3/4% Notes issued in July 1997 and December 1997, respectively. The following supplemental financial information sets forth on a condensed basis the balance sheet and statement of operations as of and for the year ended December 31, 1997 for Sinclair Broadcast Group, Inc. (without its subsidiaries, the "Parent"), the Non-Guarantor Subsidiaries, and the
subsidiaries (the "Guarantor Subsidiaries") that continue to guarantee indebtedness under the 1997 Bank Credit Agreement, the 1993 Notes, the 10% Notes, the 9% Notes and the 8 3/4% Notes. Certain reclassifications have been made to provide for uniform disclosure of all periods presented. The Company believes that these reclassifications are not material.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

Balance Sheet information as of December 31, 1997:


                                                                 GUARANTOR    NON-GUARANTOR    ELIMINATION
                                                    PARENT     SUBSIDIARIES    SUBSIDIARIES      ENTRIES         TOTAL
                                                    ------     ------------    ------------      -------         -----

Cash and cash equivalents .....................  $  137,683     $    1,633       $     11     $         --    $  139,327
Accounts receivable, net ......................       6,127        125,322          2,150               --       133,599
Other current assets ..........................       1,826         53,794          2,206               --        57,826
                                                 ----------     ----------       --------     ------------    ----------
Total current assets ..........................     145,636        180,749          4,367               --       330,752
Other long-term assets and acquired in-
 tangible broadcasting assets, net ............   1,390,698      1,259,250        254,173       (1,200,639)    1,703,482
                                                 ----------     ----------       --------     ------------    ----------
Total assets ..................................  $1,536,334     $1,439,999       $258,540     $ (1,200,639)   $2,034,234
                                                 ==========     ==========       ========     ============    ==========
Accounts payable and accrued expenses..........  $   27,507     $   17,806       $    426     $         --    $   45,739
Notes payable and commercial bank fi-
 nancing ......................................      35,207              8             --               --        35,215
Other current liabilities .....................       1,595      1,021,272          2,790         (951,907)       73,750
                                                 ----------     ----------       --------     ------------    ----------
Total current liabilities .....................      64,309      1,039,086          3,216         (951,907)      154,704
Notes payable and commercial bank fi-
 nancing ......................................   1,022,841             93             --               --     1,022,934
Other long-term liabilities ...................       9,916         98,120          1,575               --       109,611
                                                 ----------     ----------       --------     ------------    ----------
Total liabilities .............................   1,097,066      1,137,299          4,791         (951,907)    1,287,249
Minority interest in consolidated subsid-
 iaries .......................................          --          3,697             --               --         3,697
Company Obligated Mandatorily Re-
 deemable Security of Subsidiary Trust
 Holding Solely KDSM Senior Deben-
 tures ........................................          --             --        200,000               --       200,000
Stockholders' equity ..........................     439,268        299,003         53,749         (248,732)      543,288
                                                 ----------     ----------       --------     ------------    ----------
Total liabilities and stockholders' equity.....  $1,536,334     $1,439,999       $258,540     $ (1,200,639)   $2,034,234
                                                 ==========     ==========       ========     ============    ==========

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

Statement of operations information for the year ended December 31, 1997:


                                                                    GUARANTOR      NON-GUARANTOR     ELIMINATION
                                                     PARENT       SUBSIDIARIES      SUBSIDIARIES       ENTRIES         TOTAL
                                                     ------       ------------      ------------       -------         -----

Total revenue .................................    $      --       $ 507,897         $   8,538       $      --      $  516,435
                                                   ---------       ---------         ---------       ---------      ----------
Program and production including barter
 expenses .....................................           --         128,810             1,482              --         130,292
Selling, general and administrative ...........        7,501          96,124             2,459              --         106,084
Amortization of program contract costs
 and net realizable value adjustments .........           --          64,711             1,579              --          66,290
Amortization of acquired intangible
 broadcasting assets, non-compete and
 consulting agreements and other assets                4,916          61,336             1,588              --          67,840
Other depreciation and amortization ...........          713          18,586               377              --          19,676
                                                   ---------       ---------         ---------       ---------      ----------
Broadcast operating income ....................      (13,130)        138,330             1,053              --         126,253
Interest and amortization of debt dis-
 count expense ................................      (97,625)        (98,392)          (18,600)         97,624        (116,993)
Interest and other income (expense) ...........       96,297         (17,271)           20,826         (97,624)          2,228
                                                   ---------       ---------         ---------       ---------      ----------
Income (loss) before provision (benefit)
 for income taxes and extraordinary
 item .........................................      (14,458)         22,667             3,279              --          11,488
Provision (benefit) for income taxes ..........       14,740            (140)            1,384              --          15,984
                                                   ---------       ---------         ---------       ---------      ----------
Net income before extraordinary item ..........      (29,198)         22,807             1,895              --          (4,496)
Extraordinary item net of income tax
 benefit ......................................       (5,239)           (831)               --              --          (6,070)
                                                   ---------       ---------         ---------       ---------      ----------
Net income (loss) .............................    $ (34,437)      $  21,976         $   1,895       $      --      $  (10,566)
                                                   =========       =========         =========       =========      ==========

24. SUBSEQUENT EVENTS:

Heritage Acquisition. As of the date hereof and pursuant to the Heritage Acquisition, (dispositions described below) the Company has acquired or is providing programming services to three television stations in two separate markets and 13 radio stations in four separate markets. The Company has made cash payments totaling $544 million in connection with the closing of these stations during the first quarter of 1998. The Company also has the right to acquire three radio stations in the New Orleans, Louisiana market. Acquisition of the Heritage radio stations in the New Orleans market is subject to approval by the FCC and termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Company has reached an agreement to divest certain radio stations it owns or has the right to acquire in the New Orleans market and expects to receive FCC approval and clearance under the HSR Act in connection with such disposition.

The Company has entered into agreements to sell to STC Broadcasting of Vermont, Inc. ("STC") two television stations and the Non-License Assets and rights to program a third television station, all of which were acquired in the Heritage Acquisition. The three television stations are in the Burlington, Vermont and Plattsburgh, New York market and will be sold for aggregate consideration of approximately $72 million. The Company expects to close the sale to STC during the second quarter of 1998 subject to, among other conditions, approval by the FCC and termination of the applicable waiting period under the HSR Act.

                 SINCLAIR BROADCAST GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1995, 1996 AND 1997 - (CONTINUED)

The Company has also agreed to sell to Entertainment Communications, Inc. ("Entercom") seven radio stations it acquired in the Heritage Acquisition. The seven stations are located in the Portland, Oregon and Rochester, New York markets and will be sold for aggregate consideration of approximately $126.5 million. Subject to approval by the FCC and termination of the applicable waiting period under the HSR Act, the Company anticipates it will close on the sale of the Portland and Rochester radio stations to Entercom during the second quarter of 1998. Entercom is operating these stations pursuant to an LMA pending closing of the sale.

Montecito Acquisition. In February 1998, the Company entered into an agreement to acquire all of the capital stock of Montecito Broadcasting Corporation ("Montecito") for approximately $33 million (the "Montecito Acquisition"). Montecito owns all of the issued and outstanding stock of Channel 33, Inc. which owns and operates KFBT-TV in Las Vegas, Nevada. Currently, the Company is a Guarantor of Montecito Indebtedness of approximately $33 million. The Company cannot acquire Montecito unless and until FCC rules permit Sinclair to own the broadcast license for more than one station in the Las Vegas market, or unless Sinclair no longer owns the broadcast license for KUPN-TV in Las Vegas. The Company will operate KFBT-TV through an LMA upon expiration of the applicable HSR Act waiting period. The Company expects to be able to enter into the LMA in the second quarter of 1998.

Sullivan Acquisition. In February 1998, the Company entered into an agreement to acquire all of the capital stock of Sullivan Broadcast Holdings, Inc. ("Sullivan Holdings") and Sullivan Broadcasting Company II, Inc. ("Sullivan II" and, together with Sullivan Holdings, "Sullivan") for a purchase price expected to be approximately $950 million to $1 billion, less the amount of certain outstanding indebtedness of Sullivan Holdings assumed by the Company (the "Sullivan Acquisition"). Upon the closing of all aspects of the Sullivan Acquisition, the Company will own or provide programming services to 13 additional television stations in 11 separate markets. The final purchase price will be based on a multiple of Sullivan's projected 1998 cash flow calculated at the initial closing of the Sullivan Acquisition. As part of the total consideration, the Company, at its option, may issue to the sellers up to $100 million of Class A Common Stock based on an average closing price of the Class A Common Stock. Among other conditions, the Sullivan Acquisition is subject to approval by the FCC and termination of the applicable waiting period under the HSR Act. An initial closing, at which the Company will acquire control of operating assets (excluding the License Assets) of, and acquire the right to program, the 13 television stations, is expected to occur in the second quarter of 1998. A second closing, at which the Company will acquire control of the License Assets of six of the stations, is expected to occur in the third quarter of 1998.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Sinclair Broadcast Group, Inc. and Subsidiaries:

     We have audited the  accompanying  consolidated  balance sheets of Heritage
Media Services, Inc. -- Broadcasting Segment (the Company) as of December 31, 1997, and Heritage Media Services, Inc. - Broadcasting Segment (the Predecessor) as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows of the Company for the four months ended December 31, 1997, and of the Predecessor for the eight months ended August 31, 1997, and the year ended December 31, 1996. These financial statements are the responsibility of the Company's and the Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997, and the Predecessor as of December 31, 1996, and the results of operations and cash flows of the Company for the four months ended December 31, 1997, and of the Predecessor for the eight months ended August 31, 1997, and for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                 /s/ Arthur Andersen LLP

Baltimore, Maryland,
February 17, 1998

              HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)


                                                                                 COMPANY      PREDECESSOR
                                                                                   1997          1996
                                                                                   ----          ----

                                    ASSETS

CURRENT ASSETS:
 Cash ......................................................................    $  2,520      $   2,151
 Accounts receivable, net of allowance for doubtful accounts of $1,450 and
   $1,348, respectively ....................................................      20,869         20,036
 Current portion of program contract costs .................................       1,704          1,006
 Prepaid expenses and other current assets .................................         998            138
 Deferred barter costs .....................................................         880          1,911
 Deferred tax asset ........................................................         279            215
                                                                                --------      ---------
   Total current assets ....................................................      27,250         25,457
 PROGRAM CONTRACT COSTS, less current portion ..............................       1,323          1,498
 PROPERTY, PLANT AND EQUIPMENT, net ........................................      45,840         30,005
 ACQUIRED INTANGIBLE BROADCASTING ASSETS, net ..............................     564,157        163,626
 OTHER ASSETS ..............................................................          19            821
                                                                                --------      ---------
   Total Assets ............................................................    $638,589      $ 221,407
                                                                                ========      =========
                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable and accrued expenses .....................................    $  5,876      $   5,399
 Deferred revenue ..........................................................         587            428
 Deferred barter revenue ...................................................         676          1,746
 Current portion of program contracts payable ..............................       2,194          2,079
                                                                                --------      ---------
   Total current liabilities ...............................................       9,333          9,652
PROGRAM CONTRACTS PAYABLE, less current portion ............................         857          1,165
DUE TO AFFILIATE ...........................................................          --        178,393
DEFERRED TAX LIABILITY .....................................................         609            563
OTHER LONG-TERM LIABILITIES ................................................         910            152
                                                                                --------      ---------
   Total Liabilities .......................................................      11,709        189,925
                                                                                --------      ---------
COMMITMENTS AND CONTINGENCIES STOCKHOLDERS' EQUITY:
 Common stock, $1.00 par value, 3,576,000 shares authorized, and 2,591,586
   shares issued and outstanding ...........................................       2,592          2,592
 Additional paid-in capital ................................................     630,333         66,174
 Accumulated deficit .......................................................      (6,045)       (37,284)
                                                                                --------      ---------
   Total Stockholders' Equity ..............................................     626,880         31,482
                                                                                --------      ---------
   Total Liabilities and Stockholders' Equity ..............................    $638,589      $ 221,407
                                                                                ========      =========


The accompanying notes are an integral part of these consolidated balance sheets.

             HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                                                       COMPANY            PREDECESSOR
                                                                   -------------- ---------------------------
                                                                     FOUR MONTHS   EIGHT MONTHS
                                                                        ENDED         ENDED       YEAR ENDED
                                                                    DECEMBER 31,    AUGUST 31,   DECEMBER 31,
                                                                        1997           1997          1996
                                                                        ----           ----          ----

NET REVENUES:
 Station broadcasting revenues, net of agency commissions of
   $7,303, $10,820 and $16,727,respectively.......................    $ 36,906      $ 62,180      $  95,302
 Revenues realized from station barter arrangements ..............       2,029         3,610          4,292
                                                                      --------      --------      ---------
   Total net revenues ............................................      38,935        65,790         99,594
                                                                      --------      --------      ---------
OPERATING EXPENSES:
 Programming and production ......................................      13,437        22,515         20,089
 Selling, general and administrative .............................       8,569        15,477         31,916
 Expenses realized from station barter arrangements ..............       1,912         3,035          3,478
 Amortization of program contract costs and net realizable value
   adjustments ...................................................         870         1,879          3,165
 Depreciation of property and equipment ..........................       2,286         3,790          5,472
 Amortization of acquired intangible broadcasting assets and
   other assets ..................................................      12,867         7,127          8,460
                                                                      --------      --------      ---------
   Total operating expenses ......................................      39,941        53,823         72,580
                                                                      --------      --------      ---------
   Broadcast operating income (loss) .............................      (1,006)       11,967         27,014
                                                                      --------      --------      ---------
OTHER INCOME (EXPENSE):
 Interest expense ................................................      (2,026)       (6,499)       (17,949)
 Gain on sale of assets ..........................................          --         9,401          6,031
 Other expense, net ..............................................        (588)         (177)          (203)
                                                                      --------      --------      ---------
   Income (loss) before provision for income taxes ...............      (3,620)       14,692         14,893
PROVISION FOR INCOME TAXES .......................................      (2,425)       (7,605)        (7,853)
                                                                      --------      --------      ---------
   Net income (loss) .............................................    $ (6,045)     $  7,087      $   7,040
                                                                      ========      ========      =========


  The accompanying notes are an integral part of these consolidated statements.

              HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                     COMMON STOCK         ADDITIONAL
                                                 ---------------------     PAID-IN      ACCUMULATED     STOCKHOLDER'S
                                                  SHARES      AMOUNT       CAPITAL        DEFICIT          EQUITY
                                                  ------      ------       -------        -------          ------
PREDECESSOR:
 BALANCE, December 31, 1995 ..................    2,592      $ 2,592      $ 14,368       $ (13,804)      $   3,156
   HMC capital contributions .................       --           --        43,024              --          43,024
   HMC noncash capital contributions .........       --           --         8,782              --           8,782
   Dividends to HMC ..........................       --           --            --         (30,520)        (30,520)
   Net income ................................       --           --            --           7,040           7,040
                                                  -----      -------      --------       ---------       ---------
 BALANCE, December 31, 1996 ..................    2,592        2,592        66,174         (37,284)         31,482
   HMC noncash capital contributions .........       --           --         7,109              --           7,109
   Net income ................................       --           --            --           7,087           7,087
                                                  -----      -------      --------       ---------       ---------
 BALANCE, August 31, 1997 ....................    2,592      $ 2,592      $ 73,283       $ (30,197)      $  45,678
                                                  =====      =======      ========       =========       =========
COMPANY:
   Impact of acquisition by News Corporation
    and related push down accounting .........    2,592      $ 2,592      $627,408              --       $ 630,000
   News Corporation noncash capital contribu-
    tions ....................................       --           --         2,925              --           2,925
   Net loss ..................................       --           --            --          (6,045)         (6,045)
                                                  -----      -------      --------       ---------       ---------
 BALANCE, December 31, 1997 ..................    2,592      $ 2,592      $630,333       $  (6,045)      $ 626,880
                                                  =====      =======      ========       =========       =========


  The accompanying notes are an integral part of these consolidated statements.

             HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                           COMPANY            PREDECESSOR
                                                                       -------------- ---------------------------
                                                                         FOUR MONTHS   EIGHT MONTHS
                                                                            ENDED         ENDED       YEAR ENDED
                                                                         DECEMBER 31,    AUGUST 31,   DECEMBER 31,
                                                                            1997           1997          1996
                                                                            ----           ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss) ...................................................    $ (6,045)     $   7,087     $   7,040
 Adjustments to reconcile net income (loss) to net cash flows from operating activities-
   Depreciation of property and equipment ............................       2,286          3,790         5,472
   Amortization-
    Acquired intangible broadcasting assets and other assets .........      12,867          7,127         8,460
    Program contract costs and net realizable value adjustments .              870          1,879         3,165
   Gain on sale of assets ............................................          --         (9,401)       (6,031)
   Amortization of deferred compensation .............................          --             --           135
   Deferred tax provision (benefit) ..................................          40            (57)         (101)
 Changes in assets and liabilities, net of effects of acquisitions-
   (Increase) decrease in accounts receivable, net ...................      (1,329)           496        (1,681)
   Net effect of change in deferred barter revenue and deferred
    barter costs .....................................................       2,471         (2,507)          (53)
   Increase in other assets ..........................................        (108)        (1,309)         (147)
   Decrease (increase) in prepaid expenses and other current as-
    sets .............................................................         401         (1,261)          810
   (Decrease) increase in accounts payable and accrued expenses .           (1,036)         1,705        (3,486)
   Increase in deferred revenue ......................................          93             66           151
   Increase (decrease) in other liabilities ..........................         498            260           (44)
 Payments on program contracts payable ...............................        (941)        (1,882)       (2,565)
                                                                          --------      ---------     ---------
      Net cash flows from operating activities .......................      10,067          5,993        11,125
                                                                          --------      ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisition of property and equipment ...............................        (317)        (4,118)       (6,938)
 Proceeds from sale of station .......................................          --             --        13,759
 Receipts (payments) from exchange of stations .......................          --         11,240        (9,384)
                                                                          --------      ---------     ---------
      Net cash flows from investing activities .......................        (317)         7,122        (2,563)
                                                                          --------      ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends to Parent .................................................          --             --       (30,520)
 Decrease in due to affiliates .......................................      (9,293)       (13,203)      (20,714)
 Capital contributions made by Parent ................................          --             --        43,024
                                                                          --------      ---------     ---------
      Net cash flows from financing activities .......................      (9,293)       (13,203)       (8,210)
                                                                          --------      ---------     ---------
NET INCREASE (DECREASE) IN CASH ......................................         457            (88)          352
CASH, beginning of period ............................................       2,063          2,151         1,799
                                                                          --------      ---------     ---------
CASH, end of period ..................................................    $  2,520      $   2,063     $   2,151
                                                                          ========      =========     =========
SUPPLEMENTAL DISCLOSURE:
 Program rights acquired .............................................    $  2,152      $     693     $   3,674
                                                                          ========      =========     =========


 The accompanying notes are an integral part of these consolidated statements.

              HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

Heritage Media Services, Inc. ("HMSI") operates in two segments - Marketing Services and Broadcasting. The parent company of HMSI is Heritage Media Corporation ("HMC"). The accompanying consolidated financial statements include the accounts of the television and radio operations, which are collectively referred to hereafter as "the Company, the Companies or the Broadcasting Segment." The Broadcasting Segment was wholly-owned and operated by HMSI, which was owned by HMC through August 31, 1997 (the Predecessor). In July 1997, HMC entered into an asset sale agreement with Sinclair Broadcast Group, Inc. ("SBG") whereby SBG would acquire 100% of the Broadcast Segment for $630 million in cash. The sale to SBG is expected to close during the first quarter of 1998.

Effective September 1, 1997, The News Corporation Limited ("News Corporation") acquired all of the outstanding stock of HMC. Due to certain regulatory requirements, News Corporation has established a trust to hold all of the license and nonlicense assets of the Broadcasting Segment until the sale to SBG has closed. The acquisition of the Broadcasting Segment was accounted for utilizing push down accounting whereby the purchase price was allocated to property and programming assets and acquired intangible broadcasting assets of $51.4 million and $578.6 million, based upon an independent appraisal.

As a result of the News Corporation acquisition, the accompanying December 31, 1997, balance sheet and related statements of operations and cash flows for the four-month period ended December 31, 1997, are presented on a new basis of accounting. The accompanying financial statements for the eight-month period ended August 31, 1997, and for the year ended December 31, 1996, are presented as "Predecessor" financial statements.

The Company owns and operates television and radio stations throughout the United States. Also included in the accompanying consolidated financial statements are the results of operations of WFGX-TV Channel 35 in Ft. Walton Beach, Florida, and WFFF in Burlington, Vermont, pursuant to a local marketing agreement (LMA).

Disclosure of Certain Significant Risks and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates.

In the opinion of management, credit risk with respect to trade receivables is limited due to the large number of diversified customers and the geographic diversification of the Company's customer base. The Company performs ongoing credit evaluations of its customers and believes that adequate allowances for any uncollectable trade receivables are maintained. At December 31, 1997 and 1996, no receivable from any customer exceeded 5% of stockholders' equity, and no customer accounted for more than 10% of net revenues in 1997 and 1996.

Acquired Intangible Broadcasting Assets

Acquired intangible broadcasting assets are being amortized over periods of four to 40 years. These amounts result from the acquisition of certain television and radio station license and nonlicense assets. The Company monitors the individual financial performance of each of the stations and continually evaluates the realizability of intangible and tangible assets and the existence of any impairment to its recoverability based on the projected undiscounted cash flows of the respective stations.

              HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

Intangible assets consist of the following as of December 31, 1997 and 1996 (in thousands):


                                              AMORTIZATION     COMPANY    PREDECESSOR
                                                 PERIOD          1997        1996
                                                 ------          ----        ----

   Goodwill ...............................    40 years       $ 298,466   $  63,979
   FCC licenses ........................... 15 -- 25 years      275,391     147,040
   Other ..................................  4 - 25 years           912       1,319
                                                              ---------   ---------
                                                                574,769     212,338

   Less: Accumulated amortization .........                     (10,612)    (48,712)
                                                              ---------   ---------

                                                              $ 564,157   $ 163,626
                                                              =========   =========


Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on the straight-line basis over the estimated useful lives of the assets. Property and equipment at December 31, 1997 and 1996, are summarized as follows (in thousands):


                                                                COMPANY      PREDECESSOR
                                               USEFUL LIFE        1997          1996
                                               -----------        ----          ----


   Land ...................................        --          $  3,101      $   2,685
   Broadcasting equipment .................    5-25 years        35,548         41,268
   Buildings and improvements .............   12-30 years        10,417          7,369
   Other equipment ........................    4-8 years          2,350          9,904
                                                               --------      ---------
                                                                 51,416         61,226
   Less: Accumulated depreciation .........                      (5,576)       (31,221)
                                                               --------      ---------
                                                               $ 45,840      $  30,005
                                                               ========      =========

Programming

The Company has agreements with distributors for the rights to television programming over contract periods which generally run from one to seven years. Contract payments are made in installments over terms that are generally shorter than the contract period. Each contract is recorded as an asset and a liability when the license period begins and the program is available for its first showing. The portion of the program contracts payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to program materials are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or estimated net realizable value. Estimated net realizable values are based upon management's expectation of future advertising revenues, net of sales commissions to be generated by the program material. Amortization of program contract costs is charged to operations by the straight-line method over the contract period or based on usage, whichever yields the greater amortization for each program. Program contract costs estimated by management to be amortized in the succeeding year are classified as current assets. Payments of program contract liabilities are typically paid on a scheduled basis and are not affected by adjustments for amortization or estimated net realizable value.

              HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

Barter Transactions

Certain program contracts provide for the exchange of advertising air time in lieu of cash payments for the rights to such programming. These contracts are recorded as the programs are aired at the estimated fair value of the advertising air time given in exchange for the program rights. Network programming is excluded from these calculations.

The Company broadcasts certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenues. The deferred barter costs are expensed or capitalized as they are used, consumed or received. Deferred barter revenues are recognized as the related advertising is aired.

Other Assets

Debt issuance costs are amortized to interest expense using the effective interest method over the period of the related debt agreement.

Revenues

Broadcast revenues are derived primarily from local, regional and national advertising and network compensation. Advertising revenues are recognized upon the airing of commercials, while network revenues are recognized monthly as earned. Revenues are presented net of advertising agency and national sales representative commissions.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" on January 1, 1996. These statements require that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Initial adoption of these statements, as of January 1, 1996, did not have a material impact on the Company's financial position or results of operations.

Local Marketing Agreements

The Company generally enters into LMA's and similar arrangements with stations located in markets in which the Company already owns and operates a station, and in connection with acquisitions pending regulatory approval of transfer of license assets. Under the terms of these agreements, the Company makes specified periodic payments to the owner-operator in exchange for the grant to the Company of the right to program and sell advertising on a specified portion of the station's inventory of broadcast time. Nevertheless, as the holder of the Federal Communication Commission (FCC) license, the owner-operator retains full control and responsibility for the operation of the station, including control over all programming broadcast on the station.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

              HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

2. ACCRUED EXPENSES:

Accrued expenses consist of the following at December 31, 1997 and 1996, (in thousands):


                                              COMPANY     PREDECESSOR
                                                1997         1996
                                                ----         ----

   Commissions ...........................    $3,429        $1,449
   Payroll and employee benefits .........       702           960
   Other .................................     1,740         2,842
                                              ------        ------
                                              $5,871        $5,251
                                              ======        ======

3. DUE TO AFFILIATE:

The Predecessor had an arrangement with HMSI whereby HMSI would provide certain management and other services to the Predecessor. The services provided included consultation and direct management assistance with respect to operations and strategic planning. The Predecessor was allocated approximately $4.7 million and $2.0 million of corporate overhead expenses for these services for the eight months ended August 31, 1997, and for the year ended December 31, 1996, respectively.

In order to fund acquisitions and provide operating funds, HMSI entered into a Bank Credit Agreement. The debt was used to finance acquisitions and fund daily operations of the Predecessor and was recorded by the Predecessor as due to affiliate in the accompanying consolidated balance sheets as of December 31, 1996. HMSI allocated interest at a rate of approximately 10.0%, which approximated the average rate paid on the borrowings. Associated with the HMSI debt, the Predecessor was allocated approximately $0.6 million of deferred financing costs in 1996. The deferred financing costs were fully amortized in conjunction with the acquisition by News Corporation on September 1, 1997.

4. PROGRAM CONTRACTS PAYABLE:

Future payments required under program contracts payable as of December 31, 1997, are as follows (in thousands):

   1998 ...................................................    $  2,194
   1999 ...................................................         666
   2000 ...................................................         175
   2001 ...................................................          16
                                                               --------
                                                                  3,051
   Less: Current portion ..................................      (2,194)
                                                               --------
   Long-term portion of program contracts payable .........    $    857
                                                               ========


The Company has estimated the fair value of its program contract payables and noncancelable commitments at approximately $2.5 million and $0.4 million, respectively, at December 31, 1997 and $2.6 million and $0.4 million, respectively, at December 31, 1996, based on future cash flows discounted at the Company's current borrowing rate.

Broadcast Program Rights

The Company has entered into contracts for broadcast program rights that expire at various dates during the next four years. Contracts totaling approximately $0.5 million relate to programs which are not currently available for use and, therefore, are not reflected as assets or liabilities in the accompanying consolidated balance sheets at December 31, 1997 and 1996.

              HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

5. INCOME TAXES:

The Parent files a consolidated federal tax return and separate state tax returns for each of its subsidiaries in certain filing jurisdictions. It is the Parent's policy to pay the federal income tax provision of the Company. The accompanying financial statements have been prepared in accordance with the separate return method of FASB 109, whereby the allocation of the federal tax provision due to the Parent is based on what the Company's current and deferred federal tax provision would have been had the Company filed a federal income tax return outside of its consolidated group. The Company is not required to reimburse the Parent for its federal tax provision. Accordingly, this amount is recorded as a capital contribution in the accompanying consolidated financial statements. No federal deferred tax assets or liabilities are recorded because those amounts are considered currently paid to or received by the Parent. The federal and state tax provision was calculated based on pretax income, plus or minus permanent book-to-tax differences, times the statutory tax rate of 40%. The Company had no alternative minimum tax credit carryforwards as of December 31, 1997 and 1996.

The provision (benefit) for income taxes consists of the following (in thousands):


                                               COMPANY                     PREDECESSOR
                                         ------------------- ---------------------------------------
                                          FOUR MONTHS ENDED   EIGHT MONTHS ENDED      YEAR ENDED
                                          DECEMBER 31, 1997     AUGUST 31, 1997    DECEMBER 31, 1996
                                         ------------------- -------------------- ------------------

  Current:
    Federal ............................        $2,241              $7,202              $7,477
    State ..............................           144                 460                 477
                                                ------              ------              ------
                                                 2,385               7,662               7,954
                                                ------              ------              ------
  Deferred:
    Federal ............................            --                  --                  --
    State ..............................            40                 (57)               (101)
                                                ------              ------              ------
                                                    40                 (57)               (101)
                                                ------              ------              ------
    Provision for income taxes .........        $2,425              $7,605              $7,853
                                                ======              ======              ======


The following is a reconciliation of federal income taxes at the applicable statutory rate to the recorded provision (in thousands):


                                                         COMPANY                     PREDECESSOR
                                                   ------------------- ---------------------------------------
                                                    FOUR MONTHS ENDED   EIGHT MONTHS ENDED      YEAR ENDED
                                                    DECEMBER 31, 1997     AUGUST 31, 1997    DECEMBER 31, 1996
                                                   ------------------- -------------------- ------------------

  Statutory federal income taxes .................      $ (1,231)             $4,995              $5,064
  Adjustments:
    State income taxes, net of federal effect.....          (143)                582                 590
    Non-deductible goodwill amortization .........         3,789               1,725               1,659
    Non-deductible expense items .................            --                  20                  38
    Other ........................................            10                 283                 502
                                                        --------              ------              ------

  Provision for income taxes .....................      $  2,425              $7,605              $7,853
                                                        ========              ======              ======


The following table summarizes the state tax effects of the significant types of temporary differences between financial reporting basis and tax basis which were generated during the years ended December 31, 1997 and 1996 (in thousands):

              HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)


                                               COMPANY    PREDECESSOR
                                                1997          1996
                                                ----          ----
              Deferred Tax Assets:
                Bad debt reserve ..........     $ 87          $ 80
                Accruals ..................      172           135
                Other intangibles .........       20            --
                                                ----          ----
                                                $279          $215
                                                ====          ====
              Deferred Tax Liability:
                Depreciation ..............     $609          $563
                                                ====          ====


6. EMPLOYEE BENEFIT PLAN:

Company employees were covered by HMC's Retirement Savings Plan (the Plan) through December 31, 1997, whereby participants contributed portions of their annual compensation to the Plan and certain contributions were made at the discretion of the Company based on criteria set forth in the Plan Agreement. Participants are generally 100% vested in Company contributions after five years of employment with the Company. Company expenses under the Plan were not material for the year ended December 31, 1997.

7. RELATED PARTY TRANSACTIONS:

The Company received certain advances from HMC during the eight months ended August 31, 1997, which were evidenced by a subordination agreement. All advances from HMC were repaid on August 31, 1997.

8. CONTINGENCIES AND OTHER COMMITMENTS:

Leases and Contracts

The Company and its subsidiaries lease certain real property and transportation and other equipment under noncancelable operating leases expiring at various dates through 2010. The Company also has long-term contractual obligations with two major broadcast ratings firms that provide monthly ratings services and guaranteed store contracts. Rent expense under these leases for the four months ended December 31, 1997, the eight months ended August 31, 1997, and the year ended December 31, 1996, was approximately $.6 million, $.9 million and $1.6 million, respectively.

Future minimum payments under the leases are as follows (in thousands):

                  1998 ........................    $  997
                  1999 ........................       950
                  2000 ........................       921
                  2001 ........................       901
                  2002 ........................       920
                  2003 and thereafter .........     2,428
                                                   ------
                                                   $7,117
                                                   ======


Litigation

Lawsuits and claims are filed against the Company from time to time in the ordinary course of business which are generally incidental to its business. Management of the Company does not believe the resolution of such matters will have a significant effect on its liquidity, financial position or results of operations.

              HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

9. ACQUISITIONS AND EXCHANGES:

On January 7, 1997, the Company acquired all of the license and nonlicense assets of radio station WHRR (FM), serving the Rochester, New York, market for approximately $2.0 million. The acquisition was accounted for under the purchase method of accounting whereby the purchase price was allocated to property and programming assets and acquired intangible broadcasting assets of $.1 million and $1.9 million, respectively.

On January 20, 1997, the Company entered into a like-kind exchange with Journal Broadcast Group ("JBG") whereby the Company transferred radio stations WMYU (FM) and WWST (FM) in exchange for radio station KQRC (FM). The assets exchanged were used in the same line of business, no monetary consideration was received and the fair value of the assets exchanged were greater than their carrying cost and, as such, no gain was recognized in the accompanying statement of operations.

On January 24, 1997, the Company acquired all of the license and nonlicense assets of radio stations KXTR (FM) and KCAZ (FM), serving the Kansas City, Missouri, market for approximately $10.5 million. The acquisition was accounted for under the purchase method of accounting whereby the purchase price was allocated to property and programming assets and acquired intangible broadcasting assets of $.9 million and $9.6 million, respectively.

On February 17, 1997, the Company entered into a like-kind exchange with Susquehanna Radio Corporation ("SRC") whereby the Company transferred radio station WVAE (FM) to SRC and received radio stations WGH (AM), WGH (FM) and WVCL
(FM), along with $5.0 million in cash. In connection with the exchange, a gain of approximately $4.6 million was recorded in the accompanying statement of operations.

On April 11, 1997, the Company entered into a like-kind exchange with American Radio System Corporation ("ARSC") whereby the Company transferred radio stations KCIN (FM) and KRPM (AM) to ARSC and received radio stations WRNO (FM), WEZB (FM) and WBYU (AM), along with approximately $6.2 million in cash. In connection with the exchange, a gain of approximately $4.8 million was recorded in the accompanying statement of operations.

10. FINANCIAL INFORMATION BY SEGMENT:

In June 1997, the Financial Accounting Standards Board (FASB) released SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial statements. SFAS 131 supercedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise" and is effective for financial statements for periods beginning after December 15, 1997.

The  Company  operates  in  two  principal   business   segments  --  television
broadcasting and radio broadcasting. At December 31, 1997 and 1996, the television segment included five television stations for which the Company is the licensee and two stations which are operated under a local marketing agreement. These seven stations operate in seven different markets in the continental United States.

The radio group currently operates 23 radio stations in seven of the top 50 largest markets by population. The holdings include at least three stations (and two FM stations) in every market.

              HERITAGE MEDIA SERVICES, INC. -- BROADCASTING SEGMENT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)


                                                           COMPANY               PREDECESSOR
                                                       --------------   -----------------------------
                                                         FOUR MONTHS     EIGHT MONTHS
                                                            ENDED           ENDED         YEAR ENDED
                                                         DECEMBER 31,      AUGUST 31,     DECEMBER 31,
                                                            1997             1997            1996
                                                            ----             ----            ----

TELEVISION
 Total revenues ....................................      $ 16,213         $ 28,360        $ 46,316
 Station operating expenses ........................         8,265           14,862          19,365
 Depreciation and program amortization .............         2,101            4,402           6,707
 Amortization of goodwill and other assets .........         5,769            4,136           4,910
                                                          --------         --------        --------
 Station broadcast operating income ................      $     78         $  4,960        $ 15,334
                                                          ========         ========        ========
 Total assets ......................................      $313,235         $134,071        $ 83,479
                                                          ========         ========        ========
 Capital expenditures ..............................      $     --         $  3,265        $  5,791
                                                          ========         ========        ========
RADIO
 Total revenues ....................................      $ 22,722         $ 37,430        $ 53,278
 Station operating expenses ........................        15,653           26,165          36,118
 Depreciation ......................................         1,055            1,267           1,930
 Amortization of goodwill and other assets .........         7,098            2,991           3,550
                                                          --------         --------        --------
 Station broadcast operating income ................      $ (1,084)        $  7,007        $ 11,680
                                                          ========         ========        ========
 Total assets ......................................      $329,169         $ 93,201        $137,928
                                                          ========         ========        ========
 Capital expenditures ..............................      $    317         $    853        $  1,147
                                                          ========         ========        ========
CONSOLIDATED
 Total revenues ....................................      $ 38,935         $ 65,790        $ 99,594
 Station operating expenses ........................        23,918           41,027          55,483
 Depreciation and program amortization .............         3,156            5,669           8,637
 Amortization of goodwill and other assets .........        12,867            7,127           8,460
                                                          --------         --------        --------
 Station broadcast operating income ................      $ (1,006)        $ 11,967        $ 27,014
                                                          ========         ========        ========
 Total assets ......................................      $642,404         $227,272        $221,407
                                                          ========         ========        ========
 Capital expenditures ..............................      $    317         $  4,118        $  6,938
                                                          ========         ========        ========


11. SUBSEQUENT EVENTS:

In January 1998, the Company closed on the sale to SBG of television stations serving the Charleston/ Huntington market, the Mobile/Pensacola market and the Oklahoma City market for an aggregate purchase price of $215 million.

                         INDEPENDENT AUDITORS' REPORT

The Board of Managers and Members
Max Media Properties LLC:

     We have audited the accompanying consolidated balance sheets of Max Media Properties LLC and its limited partnerships as of December 31, 1997 and 1996 and the related consolidated statements of operations, members' capital and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in note 3 to the consolidated financial statements, on December 2, 1997 the Company and its members entered into agreements that will result in the sale of all of the membership interests of the Company to an unrelated party.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Max Media Properties LLC and its limited partnerships as of December 31, 1997 and 1996 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                /s/ KPMG Peat Marwick LLP

Norfolk, Virginia
February 18, 1998

                           MAX MEDIA PROPERTIES LLC
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1997 AND 1996


                                                                          1997               1996
                                                                          ----               ----
                         ASSETS (NOTE 9)
CURRENT ASSETS:
 Cash and cash equivalents ......................................    $   1,789,194      $   1,175,542
 Restricted cash (note 4) .......................................          512,856                 --
 Accounts receivable, net (note 6) ..............................       11,484,849          9,655,084
 Program contract rights, current portion .......................        2,325,431          1,960,224
 Deferred charges, primarily barter agreements (note 5) .........          640,145            679,776
 Prepaid expenses and other current assets ......................          851,502            672,926
                                                                     -------------      -------------
   Total current assets .........................................       17,603,977         14,143,552
Property and equipment, net (note 7) ............................       25,709,048         18,412,542
Program contract rights, long-term portion ......................        2,182,349          2,506,632
Intangible assets, net (note 8) .................................       82,137,183         63,606,370
Due from related party (note 13) ................................        1,800,370          1,531,530
Notes receivable (note 14) ......................................          457,445            107,168
Deposits on pending acquisitions ................................               --          2,383,056
Other assets ....................................................           92,667            113,103
                                                                     -------------      -------------
                                                                     $ 129,983,039      $ 102,803,953
                                                                     =============      =============
                LIABILITIES AND MEMBERS' CAPITAL
CURRENT LIABILITIES:
 Current portion of long-term debt (note 9) .....................    $   4,751,520      $   3,064,076
 Program contract rights payable, current portion (note 14)              2,430,572          2,211,002
 Accounts payable ...............................................          717,748          1,406,923
 Accrued compensation and benefits (note 11) ....................        2,043,859            881,924
 Other accrued expenses .........................................          979,409          1,112,412
 Deferred revenue, primarily barter agreements (note 5) .........        1,026,238            866,365
                                                                     -------------      -------------
   Total current liabilities ....................................       11,949,346          9,542,702
Long-term debt, excluding current portion (note 9) ..............       68,927,774         56,172,774
Program contract rights payable, long-term portion (note 14)             1,736,102          2,042,981
                                                                     -------------      -------------
   Total liabilities ............................................       82,613,222         67,758,457
Members' capital (notes 2, 9 and 10):
 Class A -- 3,069,000 member units at December 31, 1997
   and 1996 .....................................................       21,346,430         21,346,430
 Class B -- 5,140,500 and 6,831,000 member units at De-
   cember 31, 1997 and 1996, respectively .......................        6,738,406         19,211,365
 Class C -- 3,421,931 and 100,000 member units at Decem-
   ber 31, 1997 and 1996, respectively ..........................       21,893,829            695,550
 Accumulated deficit ............................................       (2,608,848)        (6,207,849)
                                                                     -------------      -------------
   Total members' capital .......................................       47,369,817         35,045,496
                                                                     -------------      -------------
                                                                     $ 129,983,039      $ 102,803,953
                                                                     =============      =============
 Commitments and contingencies (notes 9 and 14)


          See accompanying notes to consolidated financial statements.

                            MAX MEDIA PROPERTIES LLC
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                            1997               1996
                                                                            ----               ----
Gross revenues ....................................................    $ 64,281,296       $  50,298,698
Less agency commissions ...........................................       7,567,894           6,042,708
                                                                       ------------       -------------
   Net revenues ...................................................      56,713,402          44,255,990
                                                                       ------------       -------------
Operating expenses:
 General and administrative .......................................      11,812,056           9,393,933
 Sales ............................................................      11,443,544           8,040,303
 News .............................................................       2,845,499           1,922,426
 Programming and production:
   Program amortization ...........................................       5,545,904           4,881,056
   Operations .....................................................       4,768,127           4,727,219
 Promotions .......................................................       3,066,572           2,806,561
 Engineering ......................................................       3,223,911           2,255,699
 Depreciation and amortization of property and equipment ..........       4,713,124           3,120,049
 Amortization of intangible assets ................................       8,028,187           6,696,048
                                                                       ------------       -------------
   Total operating expenses .......................................      55,446,924          43,843,294
                                                                       ------------       -------------
Income from operations ............................................       1,266,478             412,696
                                                                       ------------       -------------
Other income (expenses):
 Interest expense .................................................      (6,078,296)         (4,139,088)
 Gain on station sales, net (note 4) ..............................       8,452,216                  --
 Other income, net ................................................         358,777              95,782
                                                                       ------------       -------------
   Total other income (expenses), net .............................       2,732,697          (4,043,306)
                                                                       ------------       -------------
 Income (loss) ....................................................    $  3,999,175       $  (3,630,610)
                                                                       ============       =============
Pro forma income data:
 Income (loss) ....................................................    $  3,999,175       $  (3,630,610)
 Pro forma income tax expense (benefit) (unaudited) (note 12) .           1,559,678          (1,415,938)
                                                                       ------------       -------------
 Pro forma net income (loss) (unaudited) ..........................    $  2,439,497       $  (2,214,672)
                                                                       ============       =============


          See accompanying notes to consolidated financial statements.

                            MAX MEDIA PROPERTIES LLC
                   CONSOLIDATED STATEMENTS OF MEMBERS' CAPITAL
                     YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                           MEMBERSHIP INTERESTS
                                             ------------------------------------------------    ACCUMULATED
                                                 CLASS A          CLASS B         CLASS C          DEFICIT
                                                 -------          -------         -------          -------
Membership interests issued at formation
 (note 2) ..................................  $ 21,346,430    $   19,211,365   $    695,550     $          --
Member distributions .......................            --                --             --        (2,577,239)
Loss .......................................            --                --             --        (3,630,610)
                                              ------------    --------------   ------------     -------------
Balances at December 31, 1996 ..............  $ 21,346,430        19,211,365        695,550        (6,207,849)
                                              ------------    --------------   ------------     -------------
Cancellation of Class B member units (note
 10) .......................................            --       (12,472,959)            --                --
Issuance of Class C member units, net of
 transactions costs of $1,721 (note 10).....            --                --     21,198,279                --
Member distributions .......................            --                --             --          (400,174)
Income .....................................            --                --             --         3,999,175
                                              ------------    --------------   ------------     -------------
Balances at December 31, 1997 ..............  $ 21,346,430    $    6,738,406   $ 21,893,829     $  (2,608,848)
                                              ============    ==============   ============     =============




                                                  TOTAL             MEMBERSHIP UNITS
                                                 MEMBERS'    ------------------------------
                                                 CAPITAL         CLASS A        CLASS B        CLASS C        TOTAL
                                                 -------         -------        -------        -------        -----
Membership interests issued at formation
 (note 2) ..................................  $  41,253,345   $ 3,069,000       6,831,000      100,000      10,000,000
Member distributions .......................     (2,577,239)           --              --           --              --
Loss .......................................     (3,630,610)           --              --           --              --
                                              -------------   -----------       ---------      -------      ----------
Balances at December 31, 1996 ..............     35,045,496     3,069,000       6,831,000      100,000      10,000,000
                                              -------------   -----------       ---------      -------      ----------
Cancellation of Class B member units (note
 10) .......................................    (12,472,959)           --      (1,690,500)          --      (1,690,500)
Issuance of Class C member units, net of
 transactions costs of $1,721 (note 10).....     21,198,279            --              --    3,321,931       3,321,931
Member distributions .......................       (400,174)           --              --           --              --
Income .....................................      3,999,175            --              --           --              --
                                              -------------   -----------      ----------    ---------      ----------
Balances at December 31, 1997 ..............  $  47,369,817     3,069,000       5,140,500    3,421,931      11,631,431
                                              =============   ===========      ==========    =========      ==========

          See accompanying notes to consolidated financial statements.

                            MAX MEDIA PROPERTIES LLC
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                                                 1997              1996
                                                                                                 ----              ----
Cash flows from operating activities:
 Income (loss) ...........................................................................  $   3,999,175     $  (3,630,610)
 Reconciliation of income (loss) to net cash provided by operating activities:
  Depreciation and amortization of property and equipment ................................      4,713,124         3,120,049
  Amortization of intangible assets ......................................................      8,028,187         6,696,048
  Amortization of program contract rights ................................................      2,475,600         2,683,563
  Barter program amortization ............................................................      3,070,304         2,197,493
  Barter program revenue .................................................................     (3,070,304)       (2,197,493)
  Gain on station sales, net .............................................................     (8,452,216)               --
  Loss on disposal of equipment ..........................................................         62,396            32,762
  Changes in assets and liabilities, net of effect of station acquisitions:
   Accounts receivable, net ..............................................................     (1,829,765)         (788,868)
   Deferred charges, primarily barter agreements .........................................        (14,896)         (257,504)
   Prepaid expenses and other current assets .............................................       (178,576)          (80,949)
   Accounts payable ......................................................................       (689,175)          651,095
   Accrued compensation and benefits .....................................................      1,161,935           210,192
   Other accrued expenses ................................................................       (133,003)          (94,621)
   Deferred revenue, primarily barter agreements .........................................        259,009           236,416
                                                                                            -------------     -------------
     Net cash provided by operating activities ...........................................      9,401,795         8,777,573
                                                                                            -------------     -------------
Cash flows from investing activities:
 Acquisition of stations, net of cash deposits ...........................................    (34,309,611)      (10,400,000)
 Deposits on pending acquisitions ........................................................             --        (2,383,056)
 Payments for program contract rights ....................................................     (2,376,966)       (1,944,977)
 Purchases of property and equipment .....................................................     (6,305,013)       (4,370,388)
 Payment of organizational and start-up costs ............................................       (613,552)         (931,829)
 Restricted cash deposited in escrow .....................................................       (512,856)               --
 Issuance of notes receivable ............................................................       (365,500)               --
 Proceeds from sale of stations, net .....................................................     12,564,111                --
 Proceeds from sale of property and equipment ............................................        510,000                --
 Other ...................................................................................       (124,629)         (158,787)
                                                                                            -------------     -------------
     Net cash used in investing activities ...............................................    (31,534,016)      (20,189,037)
                                                                                            -------------     -------------
Cash flows from financing activities:
 Proceeds from issuance of long-term debt ................................................  $  39,100,000     $  22,000,000
 Proceeds from issuance of Class C member units, net of expenses .........................     21,198,279                --
 Payment to cancel Class B member units ..................................................    (11,200,000)               --
 Repayment of long-term debt:
  Credit Facility ........................................................................    (25,150,000)       (7,425,000)
  Other ..................................................................................       (336,627)         (149,321)
 Payments of loan, financing and equity issuance costs ...................................       (465,605)         (882,408)
 Member distributions ....................................................................       (400,174)       (2,577,239)
 Cash contributed at inception (note 2) ..................................................             --         1,620,974
                                                                                            -------------     -------------
     Net cash provided by financing activities ...........................................     22,745,873        12,587,006
                                                                                            -------------     -------------
 Net increase in cash and cash equivalents ...............................................        613,652         1,175,542
 Cash and cash equivalents at beginning of year ..........................................      1,175,542                --
                                                                                            -------------     -------------
 Cash and cash equivalents at end of year ................................................  $   1,789,194     $   1,175,542
                                                                                            =============     =============
 Supplemental disclosure of cash flow information:
 Cash paid during the year for interest ..................................................  $   6,169,698     $   4,174,128
                                                                                            =============     =============
 Supplemental disclosure of noncash investing and financing activities:
 Noncash additions to program contract rights and program contract rights payable ........  $   1,778,868     $   1,390,596
                                                                                            =============     =============
 Noncash additions to long-term debt obligations (note 10) ...............................  $     817,811     $   1,064,758
                                                                                            =============     =============
 The Company  assumed  liabilities  in 1997 and 1996 in connection  with station acquisitions as more fully described in note 4.


          See accompanying notes to consolidated financial statements.

                            MAX MEDIA PROPERTIES LLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Operations and Basis of Presentation

Max Media Properties LLC, a Virginia limited liability company (the "Company"), owns and operates radio and television broadcasting stations. At December 31, 1997, the Company owned or operated under time brokerage agreements ("TBA"s) the following stations:


       RADIO MARKET          STATION           FORMAT           OWNERSHIP
       ------------          -------           ------           ---------
Norfolk, VA .............   WWDE-FM     Adult Contemporary     Owned
                            WNVZ-FM     Contemporary Hits      Owned
                            WFOG-FM     Adult Contemporary     Owned
                            WPTE-FM     Alternative Rock       Owned

Greensboro, NC ..........   WMQX-FM     Oldies                 Owned
                            WJMH-FM     Urban                  Owned
                            WQMG-AM     Religious              Owned
                            WQMG-FM     Urban                  Owned


  TELEVISION MARKET          STATION     AFFILIATION            OWNERSHIP
  -----------------          -------     -----------            ---------

Dayton, OH                  WKEF-TV     NBC                    Owned
Syracuse, NY                WSYT-TV     Fox                    Owned
                            WNYS-TV     UPN                    TBA
Cape Girardeau, MO          KBSI-TV     Fox                    Owned
Paducah, KY                 WDKA-TV     UPN                    TBA
Tri-Cities, TN              WEMT-TV     Fox                    Owned
Charleston, SC              WMMP-TV     UPN                    Owned
Tyler, TX                   KETK-TV     NBC                    Owned
Nacogdoches, TX             KLSB-TV     NBC                    TBA

At December 31, 1996, the Company owned and operated KKLZ-FM, Las Vegas, Nevada, which was sold in January 1997 (note 4).

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and seven limited partnerships. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Advertising Revenue Recognition

The Company recognizes revenue on the sale of advertising air time when the related advertising is broadcast.

                            MAX MEDIA PROPERTIES LLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

(d) Cash and Cash Equivalents

Cash equivalents consist of overnight repurchase agreements and certificates of deposit with an initial term of less than three months.

(e) Program Contract Rights

The Company has entered into agreements with program distributors granting it the right to broadcast programs over contract periods which generally run from one to seven years. The total cost of each contract is recorded as an asset and liability when the license period begins and the program is available for its first showing. The Company amortizes program contract rights using the straight-line method based on program usage. Program contract rights are stated at the lower of unamortized cost or net realizable value as estimated periodically by management. Contract payments are generally made in installments over a term somewhat shorter than the contract period.

Program contract rights expected to be amortized in the succeeding year and program contract rights payable due within one year are classified as current assets and current liabilities, respectively.

(f) Barter Agreements

Certain program contract rights provide for the exchange of advertising air time in lieu of cash payments for the programming. As the program is aired, equal amounts of revenue and program amortization expense are recorded, at estimated fair market value, in results of operations.

In addition, the Company provides advertising air time to certain customers in exchange for equipment, merchandise or services. The estimated fair value of the equipment, merchandise or services to be received is recorded as an asset and the corresponding obligation to broadcast advertising is recorded as deferred revenue. Property and equipment acquired through barter agreements are depreciated over their estimated useful lives. Services and other assets are charged to expense as they are used or consumed. Deferred revenue is recognized in operations as the related advertising is broadcast.

(g) Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term and the estimated useful lives of the assets.

(h) Intangible Assets

Intangible assets include Federal Communications Commission ("FCC") licenses, advertiser base, network affiliation agreements, goodwill and favorable contractual agreements resulting from acquisitions. These assets are recorded at their fair value as of the date of acquisition as determined by independent appraisals and are amortized using the straight-line method over their estimated useful lives. Intangible assets also include loan costs which are recorded at cost and amortized using the straight-line method over the term of the credit facility.

(i) Income Taxes

The Company operates as a partnership for income tax purposes. As a result, the Company is generally not subject to federal and state income taxes. Such income taxes are the obligation of the members of the Company. The Company distributes to its members amounts sufficient to pay income and franchise taxes on the income of the Company allocated to these members.

                            MAX MEDIA PROPERTIES LLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

(j) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed

The Company reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Value Appreciation Rights

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its value appreciation rights, as opposed to the fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FASB 123"). There is no difference in the accounting for value appreciation rights under APB 25 or FASB 123. The required accounting is to treat the future compensation (value above awarded rights) as a liability. The liability is measured each period based on the current valuation, as required under FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

(m) Reclassifications

Certain reclassifications have been made in the 1996 financial statements to conform with the 1997 financial statement presentation.

(n) Time Brokerage Agreements

The Company operates certain stations pursuant to TBAs under which the Company purchases from the broadcast station licensee substantially all of the broadcast time on the station and provides programming to and sells advertising on the station during the purchased time. The Company receives all the revenue derived from the advertising sold during the purchased time, pays substantially all operating expenses of the station and performs other functions. The broadcast station licensee retains responsibility for ultimate control of the station in accordance with FCC policies. Net revenues of $3,888,339 and $2,739,168 and operating losses of $260,238 and $691,698 resulting from stations operated under TBAs during 1997 and 1996, respectively, are included in the accompanying consolidated financial statements.

2. FORMATION OF THE COMPANY

Effective January 1, 1996, Max Television Company ("Max TV"), Max Radio Inc. ("Max Radio") and MTR Holding Corp. ("MTR") each contributed substantially all their assets to the Company and the Company assumed all their liabilities, including, all liabilities under program license agreements, barter agreements, operating leases and bank loans. In exchange, the Company issued 6,831,000 Class B member units to Max TV, 3,069,000 Class A member units to Max Radio and 100,000 Class C member units to MTR.

                            MAX MEDIA PROPERTIES LLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

The assets contributed and liabilities assumed are as follows:


                                                                    MAX
                                                 MAX TV            RADIO             MTR            TOTAL
                                                 ------            -----             ---            -----
Cash ....................................    $    263,351      $    662,073      $ 695,550      $  1,620,974
Accounts receivable .....................       5,943,235         2,672,543             --         8,615,778
Deferred charges ........................         260,350           157,355             --           417,705
Program contract rights .................       5,759,823                --             --         5,759,823
Property and equipment ..................      10,099,872         4,373,153             --        14,473,025
Intangible assets .......................      38,112,329        21,612,173             --        59,724,502
Other assets ............................       2,061,532           310,800             --         2,372,332
                                             ------------      ------------      ---------      ------------
 Total assets contributed ...............      62,500,492        29,788,097        695,550        92,984,139
                                             ------------      ------------      ---------      ------------
Long-term debt ..........................      36,062,933         7,683,480             --        43,746,413
Program contract rights payable .........       4,808,160                --             --         4,808,160
Accounts payable ........................         572,265            95,507             --           667,772
Deferred revenue ........................         436,746           192,939             --           629,685
Other liabilities .......................       1,409,023           469,741             --         1,878,764
                                             ------------      ------------      ---------      ------------
 Total liabilities assumed ..............      43,289,127         8,441,667             --        51,730,794
                                             ------------      ------------      ---------      ------------
 Net contribution .......................    $ 19,211,365      $ 21,346,430      $ 695,550      $ 41,253,345
                                             ============      ============      =========      ============


The Company and Max TV are under common control, therefore, in accordance with Accounting Principles Board Opinion No. 16 and the Securities and Exchange Commission's Staff Accounting Bulletin No. 97, the Company recorded the Max TV contribution at book value. The Company accounted for the Max Radio and MTR contributions as a purchase, therefore, their assets and liabilities were recorded at fair market value as of the date of inception.

3. SALE OF THE COMPANY

On December 2, 1997, the Class A member and one of the Class C members entered into agreements to sell all the issued and outstanding shares of each member to one buyer. Simultaneously, the Class B member and one of the other Class C members entered into agreements to sell their respective member units, equity interests in other members and limited partnership interests to this buyer. The Company is also a party to each of these purchase agreements. The aggregate purchase price is $255,000,000 plus the assumption of certain liabilities consisting primarily of program contract rights payable. A portion of this purchase price will be used to repay all long-term debt and make certain payments contingent on the closing of the transaction (note 14). Cash, accounts receivable, notes receivable and certain other immaterial assets are excluded from this transaction. The transaction is subject to certain regulatory approvals and is expected to close in the second quarter of 1998.

4. ACQUISITIONS AND DISPOSITIONS

(a) Acquisitions

On January 3, 1997, the Company completed the acquisition of WMMP-TV, Charleston, South Carolina for approximately $3.4 million plus the assumption of approximately $612,000 of liabilities and paid $850,000 for a three-year agreement not to compete. In May 1996, the Company entered into a TBA with the seller to operate the station pending closing of the acquisition. On the commencement date of the TBA, the Company assumed certain obligations of the seller and the seller assigned all accounts receivable to the Company. During 1996, the Company made payments under the TBA to the seller of $200,000 which were applied against the purchase price. In conjunction with this acquisition, the TBA was terminated.

                            MAX MEDIA PROPERTIES LLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

On January 31, 1997, the Company completed the acquisition of WFOG AM/FM and WPTE-FM, Norfolk, Virginia for approximately $15.2 million. In July 1996, the Company entered into a TBA with the seller to operate the stations pending closing of the acquisition. During 1997 and 1996, the Company made payments under the TBA to the seller of $75,000 and $375,000, respectively, which have been included in operating expenses in the accompanying consolidated financial statements. In conjunction with this acquisition, the TBA was terminated.

On March 14, 1997, the Company acquired the assets of KETK-TV, Tyler, Texas and substantially all the assets of KLSB-TV, Nacogdoches, Texas (other than FCC licenses and certain related assets) for approximately $16.9 million plus the assumption of certain immaterial liabilities. Simultaneously, the Company entered into a 10-year TBA to operate KLSB-TV.

On June 5, 1997, the Company commenced commercial broadcast operations of WDKA-TV, Paducah, Kentucky. The Company invested approximately $2.0 million for the construction of studio, transmission and office facilities. The Company had previously entered into a 10-year TBA to build and operate this station.

On July 1, 1996, the Company acquired certain assets of WNYS-TV, Syracuse, New York, for $3,650,000 and paid $100,000 for a one-year agreement not to compete. Simultaneously, the Company entered into a 10-year TBA to operate the station. Additionally, the Company invested approximately $1.6 million for the construction of a new studio, transmission and office facilities.

On August 26, 1996, the Company acquired the assets of WQMG AM/FM, Greensboro, North Carolina, for approximately $6,650,000 cash and entered into a three-year agreement not to compete for $214,758.

Each of these acquisitions was accounted for by the Company as a purchase. The results of operations of the acquired stations are included in the accompanying consolidated financial statements at the earlier of the commencement of the TBA or the date of acquisition.

The following is a summary of the assets acquired, liabilities assumed and consideration given for the above-stated acquisitions:


                                                                         1997              1996
                                                                         ----              ----
Accounts receivable ............................................    $         --      $    250,444
Deferred charges, primarily barter agreements ..................         225,177                --
Program contract rights ........................................         737,652            13,850
Property and equipment .........................................       7,023,608         1,646,991
FCC licenses ...................................................      20,105,728         3,353,000
Goodwill .......................................................         249,553           229,857
Other intangible assets ........................................       9,119,698         5,197,801
                                                                    ------------      ------------
 Total assets acquired .........................................      37,461,416        10,691,943
                                                                    ------------      ------------
Less:
Seller financing ...............................................              --           214,758
Deferred revenue assumed, primarily barter agreements ..........         225,177                --
Program contract rights payable assumed ........................         510,858            13,850
Other liabilities assumed ......................................          32,714           385,346
                                                                    ------------      ------------
Cash paid for acquisitions .....................................    $ 36,692,667      $ 10,077,989
                                                                    ============      ============

The Company allocated the aggregate consideration to the tangible and intangible assets based on their respective fair values. Goodwill was recorded as the excess of the purchase price over the assets acquired.

                            MAX MEDIA PROPERTIES LLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

The following unaudited pro forma summary combines the results of operations of the Company and the acquired stations as if the acquisitions occurred at the beginning of 1996, after giving effect to certain adjustments, including the depreciation and amortization of assets based on their fair values and increased interest expense resulting from the additional borrowings to finance the acquisitions. The unaudited pro forma information does not purport to represent what the results of operations of the Company would have been if such acquisitions had in fact occurred on such date or to project the Company's results of operations as of any future date or for any future period.


                                                                       PRO FORMA
                                                                YEARS ENDED DECEMBER 31
                                                           --------------------------------
                                                                1997               1996
                                                                ----               ----
                                                                      (UNAUDITED)
  Net revenues ........................................    $ 58,274,280       $  55,991,292
                                                           ============       =============
  Income (loss) from operations .......................    $  2,290,632       $  (1,125,087)
                                                           ============       =============
  Income (loss) before pro forma income taxes .........    $  4,945,258       $  (6,711,206)
                                                           ============       =============


(b) Dispositions

On January 28, 1997, the Company sold the assets of KKLZ-FM, Las Vegas, Nevada for approximately $12.5 million, net of commissions and other selling expenses, including a two-year agreement not to compete, which resulted in a gain of approximately $8.5 million. The Company agreed to indemnify and hold harmless the purchaser from certain losses, liabilities, damages, costs and expenses. The Company placed $500,000 in escrow for a period of one year to serve as security for the performance of the Company's indemnification obligations. The escrow fund is included in restricted cash in the accompanying consolidated financial statements. The station had net revenues of $144,361 and operating losses of $94,665 in 1997 and net revenues of $3,207,168 and operating income of $8,361 in 1996, which are included in the accompanying consolidated financial statements.

On August 12, 1997, the Company sold the assets of WFOG-AM, Norfolk, Virginia for approximately $107,000, net of selling expenses.

These sales resulted in the disposition of FCC licenses and other intangible assets, net of accumulated amortization, aggregating $3,451,837 as of the date of the disposition.

5. BARTER AGREEMENTS

The Company's liability to broadcast commercial spots in fulfillment of barter contracts is recorded as deferred revenue. Future amounts to be recognized on receipt of assets, goods or services on barter agreements are recorded as deferred charges.

Barter agreements (excluding barter program agreements of $3,070,304 and $2,197,493 in 1997 and 1996, respectively) resulted in $2,291,420 and $1,647,754 in net barter revenue, $2,333,436 and $1,635,875 in operating expenses for merchandise and services received and $193,409 and $23,000 in property and equipment additions during 1997 and 1996, respectively.

                            MAX MEDIA PROPERTIES LLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

Activity in the allowance for doubtful accounts receivable was as follows in 1997 and 1996:

                                                   1997           1996
                                                   ----           ----
       Balance, beginning of year ..........    $ 518,512      $ 421,924
       Amounts charged to expense ..........      526,487        323,257
       Deductions ..........................      456,957        398,389
       Acquisitions ........................           --        171,720
                                                ---------      ---------
       Balance, end of year ................    $ 588,042      $ 518,512
                                                =========      =========


7. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 1997 and 1996:


                                                             USEFUL
                                                              LIVES
                                                            (IN YEARS)             1997              1996
                                                            ----------             ----              ----
Land ...................................................                      $    895,875      $    614,807
Buildings and real estate improvements .................      15-39              5,973,366         3,279,959
Broadcasting equipment, furniture and fixtures .........        3-7             27,745,616        17,678,119
Vehicles ...............................................          3                921,109           563,066
Leasehold improvements .................................       2-15                506,999           865,266
Construction in progress ...............................                            26,595         1,577,495
                                                                              ------------      ------------
                                                                                36,069,560        24,578,712
Less accumulated depreciation and amortization .........                        10,360,512         6,166,170
                                                                              ------------      ------------
                                                                              $ 25,709,048      $ 18,412,542
                                                                              ============      ============

8. INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 1997 and 1996:


                                                               PERIOD OF
                                                              AMORTIZATION
                                                               (IN YEARS)          1997              1996
                                                               ----------          ----              ----
FCC licenses .............................................       10-15        $ 47,910,031      $ 31,478,717
Advertiser base ..........................................          15          15,223,747        15,968,506
Network affiliation agreements ...........................          15          19,082,142        12,335,307
Time brokerage agreement .................................          10           3,650,000         3,650,000
Loan costs ...............................................           8           3,385,234         3,374,776
Other intangibles including organizational costs .........        1-15           7,398,324         4,619,611
                                                                              ------------      ------------
                                                                                96,649,478        71,426,917
Less accumulated amortization ............................                      14,512,295         7,820,547
                                                                              ------------      ------------
                                                                              $ 82,137,183      $ 63,606,370
                                                                              ============      ============

                            MAX MEDIA PROPERTIES LLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

9. LONG-TERM DEBT

Long-term debt consists of the following at December 31, 1997 and 1996:


                                                            1997              1996
                                                            ----              ----
Credit Facility:
 Term A facility ..................................    $ 32,610,000      $ 36,000,000
 Term B facility ..................................      10,640,000                --
 Reducing revolving credit facility ...............      28,700,000        22,000,000
Other .............................................       1,729,294         1,236,850
                                                       ------------      ------------
 Total long-term debt .............................      73,679,294        59,236,850
Less current portion ..............................       4,751,520         3,064,076
                                                       ------------      ------------
Long term debt, excluding current portion .........    $ 68,927,774      $ 56,172,774
                                                       ============      ============

In January 1996, the Company entered into a $50 million Credit Facility (the "Credit Facility") by amending and restating the Max TV credit facility to reflect the formation of the Company (note 2). The bank loan assumed from Max Radio was repaid in full with proceeds of borrowings under the Credit Facility. In August 1996, the Credit Facility was amended, among other things, to increase total availability to $100 million.

In February 1997, the Credit Facility was further amended, among other things, to create an $11.2 million term facility, reduce the availability under the reducing revolving credit facility by $11.2 million and allow the Company to make a distribution to Max TV in conjunction with the cancellation of Class B membership units (note 10). As amended, the Credit Facility consists of a $36 million term facility, an $11.2 million term facility, a $47.8 million reducing revolving credit facility and a $5 million non-reducing revolving credit facility. Amounts outstanding under the $11.2 million term facility are guaranteed by the Class B member.

The Credit Facility is secured by all of the member units and assets of the Company. Outstanding principal under the Credit Facility bears interest at a floating rate based in part on the Company achieving certain operating cash flow ratios. The weighted average interest rate on the Credit Facility was 8.16% and 7.95% in 1997 and 1996, respectively. The Company is obligated to pay a quarterly commitment fee on the average daily unused portion of the reducing and non-reducing revolving credit facilities at an annual rate of 0.375% to 0.50% depending on certain operating cash flow ratios and an annual agency fee of $30,000.

Amounts outstanding under the term loans must be repaid over an eight-year period in quarterly installments beginning in 1997 with final payment required no later than June 30, 2004. The maximum commitment under the reducing revolving credit facility reduces by 7.5% in 1998, 10% in 1999, 12.5% in 2000, 15% in 2001, 17.5% in 2002 and 32.5% thereafter with maturity on June 30, 2004. The non-reducing revolving credit facility must be paid in full by June 30, 2004. Generally, the Company is required to make principal prepayments with the net cash proceeds from asset sales and the issuance of additional equity and debt. The Company must also make annual prepayments of 50% of excess cash flow, as defined in the Credit Facility, after the Company achieves certain operating cash flow ratios.

The Credit Facility contains substantial restrictive covenants, including restrictions on the Company's ability to incur additional debt, acquire interests in other business entities, sell, mortgage, pledge or otherwise encumber any of its assets, make capital expenditures or make distributions to the members (other than distributions used to pay taxes attributable to the operations of the Company (note 1(i))), without the prior written consent of the lenders. In addition, the Company is required, among other things, to maintain certain operating ratios.

                            MAX MEDIA PROPERTIES LLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

To reduce the impact of changes in interest rates, the Company is required to maintain interest rate protection on a minimum of 50% of the aggregate amount outstanding under the Credit Facility. At December 31, 1997, the Company has two outstanding interest rate cap agreements which expire on September 30, 1999 and October 1, 1999 and which limit the rate of interest to 8.50% and 7.50%, respectively. The principal amounts related to these agreements aggregate $41,150,000 at December 31, 1997. Any net gain or loss from interest rate protection agreements is included in interest expense in the period incurred. The counterparties to these interest rate cap agreements are major financial institutions with which the Company also has other financial relationships. The Company is exposed to credit loss in the event of nonperformance by these counterparties. The Company, however, does not anticipate nonperformance by the other parties, and in the event of such nonperformance no material loss is expected.

Estimated aggregate maturities of the Credit Facility and other long-term debt after December 31, 1997 are as follows:


                                         CREDIT          OTHER
                                        FACILITY         DEBT           TOTAL
                                        --------         ----           -----
       1998 ........................  $  4,440,000   $   311,520    $  4,751,520
       1999 ........................     5,440,000       337,210       5,777,210
       2000 ........................     6,800,000       280,681       7,080,681
       2001 ........................    11,880,000       737,468      12,617,468
       2002 ........................    16,085,000        30,007      16,115,007
       2003 and thereafter .........    27,305,000        32,408      27,337,408
                                      ------------   -----------    ------------
                                      $ 71,950,000   $ 1,729,294    $ 73,679,294
                                      ============   ===========    ============


10. MEMBERS' CAPITAL

The Company was organized under the Virginia Limited Liability Company Act (note
2) and the members are generally not liable for any debts or other obligations of the Company. Under the terms of its January 1, 1996 Operating Agreement, the Company will cease to exist on December 31, 2045 unless earlier terminated. The Company has three classes of member units. With the exception of the right to elect the Company's Board of Managers, all units are identical. Holders of a majority of the Class A and Class B member units each have the right to elect four of the eight members of the Company's Board of Managers. Holders of Class C member units are not entitled to vote for members of the Board. Net profits and losses are allocated in proportion to the members' respective percentage interests.

On February 14, 1997, the Operating Agreement was amended to admit additional members. The Company issued 3,321,931 Class C member units to the new members for net proceeds of approximately $21.2 million. On March 13, 1997, the Company paid $11.2 million and incurred transactions costs of approximately $455,000 and other long-term obligations of approximately $818,000 in connection with the cancellation of 1,690,500 Class B member units.

11. EMPLOYEE BENEFIT PLANS

(a) Benefit Plans

The Company has retirement savings and cafeteria plans pursuant to Sections 401(k) and 125 of the Internal Revenue Code, respectively, which cover substantially all of the Company's employees. The Company's discretionary contribution to the 401(k) plan is determined annually by the Company's Board of Managers. The Company did not contribute to the 401(k) plan for the years ended December

                            MAX MEDIA PROPERTIES LLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

31, 1997 and 1996. Under the cafeteria plan, employees may elect to participate in health, dental, life, medical expense reimbursement and dependent care reimbursement benefit plans funded through employee payroll deductions.

(b) Value Appreciation Rights Plan

In 1996, the Company established a Value Appreciation Rights Plan (the "VAR Plan") to encourage the retention of key employees and the achievement of improved financial results. The award of value appreciation rights is at the discretion of the Company's Board of Managers. The VAR Plan provides for cash payments equal to appreciation in the value of the rights on retirement, death or disability of the VAR Plan participant or a change in ownership of the Company. At December 31, 1997 and 1996, 500,000 rights were authorized, and 500,000 and 155,000 rights were awarded as of December 31, 1997 and 1996, respectively. The Company incurred approximately $940,000 and $40,000 of expense with respect to the VAR Plan in 1997 and 1996, respectively. The amounts are included in accrued compensation and benefits in the accompanying balance sheets.

12. INCOME TAXES

The unaudited pro forma income tax expense (benefit) presented on the consolidated statements of operations represents the estimated taxes that would have been recorded had the Company been a C corporation for income tax purposes for each of the years presented. The pro forma income tax expense (benefit) is as follows:


                                           PRO FORMA (UNAUDITED)
                                     ----------------------------------
                                          1997               1996
                                          ----               ----
         Federal .................    $ 1,359,719       $  (1,234,407)
         State ...................        199,959            (181,531)
                                      -----------       -------------
         Total pro forma .........    $ 1,559,678       $  (1,415,938)
                                      ===========       =============


A reconciliation of the statutory federal income tax rate and the pro forma effective rate is as follows:


                                                             1997      1996
                                                             ----      ----
         Statutory tax rate .............................     34%       34%
         Effect of state income taxes, net of federal tax
          benefit .......................................      5%        5%
                                                              --        --
         Pro forma effective tax rate ...................     39%       39%
                                                              ==        ==


13. RELATED PARTY TRANSACTIONS

At December 31, 1997 and 1996, the Company has a receivable of approximately $1,339,000 from an entity owned by certain shareholders of a member of the Company. The receivable is secured by all of the assets of the related entity, which consists primarily of an aircraft, bears interest at a floating rate equal to the rate under the Credit Facility (note 9) and is payable on demand, subject to certain limitations. No principal payments were made in 1997 or 1996. Accrued interest and other amounts owed to the Company from the related entity totaled approximately $462,000 and $193,000 at December 31, 1997 and 1996, respectively. During 1997 and 1996, the Company paid approximately $253,000 and $95,000, respectively, to the entity for use of the aircraft.

The Company leases office space from an entity owned by certain shareholders of a member of the Company. The lease has a 10-year term ending November 30, 2005 with three five-year renewal options. During 1997 and 1996, the Company paid approximately $77,000 and $68,000, respectively, under the lease.

                           MAX MEDIA PROPERTIES LLC
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1997 AND 1996 - (CONTINUED)

At December 31, 1997, the Company has employment agreements with two of its senior officers. These employment agreements require total annual payments of $396,000 through December 31, 1998.

The Company paid management fees of $300,000 in 1997 and 1996 to entities affiliated with entities which hold approximately 80% of the ownership interests of the Class A member and 100% of the ownership of one of the Class C members.

14. COMMITMENTS AND CONTINGENCIES

(a) Program Contract Rights

At December 31, 1997, the Company's liability for available program contract rights totals approximately $4.2 million. Additionally, the Company has commitments to pay approximately $5.0 million under program contract rights not yet available and approximately $1.0 million for sports broadcasting and news co-production agreements.

Future minimum payments by year for program contract rights payable, commitments for future program contract rights and other agreements are as follows:


                                             COMMITMENTS FOR
                        PROGRAM CONTRACT      FUTURE PROGRAM         OTHER
                         RIGHTS PAYABLE      CONTRACT RIGHTS      AGREEMENTS
                       ------------------   -----------------   --------------
1998 ...............       $ 2,430,572         $   364,360       $   364,800
1999 ...............         1,224,933           1,069,586           229,150
2000 ...............           411,648           1,221,594           229,150
2001 ...............            99,521             994,653           200,750
2002 ...............                --             648,825                --
Thereafter .........                --             725,408                --
                           -----------         -----------       -----------
                           $ 4,166,674         $ 5,024,426       $ 1,023,850
                           ===========         ===========       ===========

(b) Leases

The Company incurred total rental expense of $982,058 and $844,900 for the years ended December 31, 1997 and 1996, respectively, under operating leases for office space, land, vehicles and equipment (note 13). Future minimum annual payments under non-cancelable operating leases are as follows:

                 1998 .......................    $ 1,079,709
                 1999 .......................        980,341
                 2000 .......................        877,395
                 2001 .......................        852,697
                 2002 .......................        789,516
                 Thereafter .................      2,245,771
                                                 -----------
                                                 $ 6,825,429
                                                 ===========



                            MAX MEDIA PROPERTIES LLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 AND 1996 - (CONTINUED)

(c) Other Commitments

At December 31, 1997, future minimum payments under the Company's three TBAs, which expire between June 30, 2005 and March 13, 2007, are as follows:


                 1998 .......................    $   301,750
                 1999 .......................        301,750
                 2000 .......................      1,122,192
                 2001 .......................        679,375
                 2002 .......................         95,000
                 Thereafter .................        342,000
                                                 -----------
                                                 $ 2,842,067
                                                 ===========


The Company is required to satisfy $880,000 of the minimum payments due in 2000 and $550,000 of the minimum payments due in 2001 as a condition to closing the transactions described in note 3.

In July 1997, the Company paid $25,000 for an option to purchase certain assets and the FCC licenses of WWBI-LPTV, Burlington, Vermont for $2 million. The option expires December 31, 1998, however, the Company may extend the option to June 30, 1999 for a one-time payment of $25,000. The sellers have issued to the Company non-interest bearing promissory notes in the aggregate amount of $359,000 that will be applied to the purchase price if the option is exercised.

In connection with the closing of the transactions discussed in note 3, the Company is committed to pay an aggregate of approximately $10 million under the VAR Plan, other incentive plans and for transaction costs.

(d) Year 2000 Conversion (unaudited)

The Company is currently evaluating its information systems to determine the scope of its year 2000 issues and has not fully developed a year 2000 transformation plan or determined the costs associated with implementing such a plan. Failure to achieve year 2000 compliance by the Company could adversely impact the Company's ability to conduct business for an extended period of time.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following summarizes the estimated fair value of the Company's financial instruments at December 31, 1997:

(a) Long-term Debt

The carrying amount of long-term debt approximates fair value. Fair value is estimated by discounting the future cash flows under the debt at rates currently offered to the Company.

(b) Program Contract Rights Payable

The amount reflected in program contract rights payable at December 31, 1997 represents future payments to be made under program license agreements. The fair value of program contract rights payable is the present value of these future payments. At December 31, 1997, the present value of these future payments is approximately $3.7 million.

(c) Other

The carrying value of cash, accounts receivable, other receivables, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The fair value of the interest rate cap agreements (note 9) is insignificant.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Sullivan Broadcast Holdings, Inc.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sullivan Broadcast Holdings, Inc. and its subsidiaries (the "Company") at December 31, 1996 and 1997, and the results of their operations and their cash flows for the period from inception (June 2, 1995) through December 31, 1995 and each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Boston, Massachusetts

March 10, 1998

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)


                                                                                        DECEMBER 31,
                                                                                  -------------------------
                                                                                      1996          1997
                                                                                      ----          ----

                                      ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ....................................................    $   6,469     $   3,840
 Accounts receivable, net of allowance for doubtful accounts of $1,297 and
   $1,325......................................................................       31,686        34,990
 Current portion of programming rights ........................................       23,360        22,850
 Current deferred tax asset ...................................................        4,535         4,310
 Prepaid expenses and other current assets ....................................          733           941
                                                                                   ---------     ---------
   Total current assets .......................................................       66,783        66,931
 Property and equipment, net ..................................................       44,454        39,723
 Programming rights, net of current portion ...................................       21,319        23,432
 Deferred financing costs, net of accumulated amortization of $1,238 and
   $2,120......................................................................       14,016        13,134
 Intangible assets, net .......................................................      590,972       567,096
                                                                                   ---------     ---------
   Total assets ...............................................................    $ 737,544     $ 710,316
                                                                                   =========     =========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Current portion of senior debt ...............................................    $  18,583     $  23,562
 Interest payable .............................................................        4,362         3,882
 Accounts payable .............................................................        1,925         2,262
 Current portion of programming contracts payable .............................       24,281        24,944
 Income taxes payable .........................................................        2,865           195
 Accrued expenses .............................................................        3,771         4,367
                                                                                   ---------     ---------
   Total current liabilities ..................................................       55,787        59,212
Senior debt, net of current portion ...........................................      195,917       171,820
Borrowings under revolving lines of credit ....................................       56,500        59,500
Subordinated debt .............................................................      155,326       155,508
Interest payable ..............................................................        4,942        10,394
Programming contracts payable, net of current portion .........................       20,392        22,710
Deferred tax liability and other non-current liabilities ......................       84,124        82,132
                                                                                   ---------     ---------
   Total liabilities ..........................................................      572,988       561,276
                                                                                   ---------     ---------
15% Mandatorily redeemable cumulative preferred stock, non-voting $.001 par
 value; authorized 1,500,000 shares; 1,150,000 shares issued and outstanding ..      111,483       133,185
                                                                                   ---------     ---------
Commitments and contingencies (Note 11) .......................................           --            --
SHAREHOLDERS' EQUITY:
 Class B-1 common stock, $.001 par value; 5,000,000 shares authorized; 1,204,077 and 1,201,577 shares issued and outstanding at December 31,
   1996 and 1997, respectively ................................................            1             1
 Class B-2 common stock; $.001 par value; 7,000,000 shares authorized;
   6,158,211 shares issued and outstanding at December 31, 1996 and 1997 ......            6             6
 Class C common stock; $.001 par value; 2,000,000 shares authorized; 896,229 and 853,854 shares issued and outstanding at December 31, 1996 and 1997,
   respectively ...............................................................            1             1
 Additional paid-in capital ...................................................       76,861        55,117
 Accumulated deficit ..........................................................      (23,796)      (39,270)
                                                                                   ---------     ---------
   Total shareholders' equity .................................................       53,073        15,855
                                                                                   ---------     ---------
   Total liabilities and shareholders' equity .................................    $ 737,544     $ 710,316
                                                                                   =========     =========


   The accompanying notes are an integral part of these financial statements.

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
                             STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)


                                                          PERIOD FROM
                                                           INCEPTION
                                                         (JUNE 2, 1995)            YEAR ENDED
                                                            THROUGH               DECEMBER 31,
                                                          DECEMBER 31,    ----------------------------
                                                              1995             1996           1997
                                                              ----             ----           ----
Revenues (excluding barter) .........................      $      --        $ 129,711      $ 144,169
 Less: commissions ..................................             --           21,997         24,045
                                                           ---------        ---------      ---------
Net revenues (excluding barter) .....................             --          107,714        120,124
Trade and barter revenues ...........................             --           14,808         17,650
                                                           ---------        ---------      ---------
   Total net revenues ...............................             --          122,522        137,774
                                                           ---------        ---------      ---------
Expenses:
 Operating expenses .................................          1,601           15,005         17,301
 Selling, general and administrative ................             --           23,921         28,319
 Amortization of programming rights .................             --           26,673         30,197
 Depreciation and amortization ......................             --           48,051         42,220
                                                           ---------        ---------      ---------
                                                               1,601          113,650        118,037
                                                           ---------        ---------      ---------
    Operating (loss) income .........................         (1,601)           8,872         19,737
Interest expense, net, including amortization of debt
 discount and deferred loan costs ...................            258           41,187         40,711
Other expenses (income) .............................             --              131            (12)
                                                           ---------        ---------      ---------
Loss before income taxes ............................         (1,859)         (32,446)       (20,962)
Income tax benefit ..................................            335           10,174          5,488
                                                           ---------        ---------      ---------
 Net loss ...........................................      $  (1,524)       $ (22,272)     $ (15,474)
                                                           =========        =========      =========


  The accompanying notes are an integral part of these financial statements.

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                            PERIOD FROM
                                                                             INCEPTION
                                                                           (JUNE 2, 1995)            YEAR ENDED
                                                                              THROUGH               DECEMBER 31,
                                                                            DECEMBER 31,    -----------------------------
                                                                                1995             1996            1997
                                                                                ----             ----            ----
Cash flows from operating activities:
 Net loss .............................................................     $   (1,524)      $  (22,272)      $ (15,474)
 Adjustments to reconcile net loss to net cash (used for) provided by operating activities:
   Deferred income taxes ..............................................           (349)         (11,767)         (8,332)
   Depreciation of property and equipment .............................             --            7,865           9,251
   Amortization of intangible assets ..................................             --           40,186          32,969
   Amortization of programming rights (excluding barter) ..............             --           12,911          13,198
   Payments for programming rights ....................................             --           (9,087)        (11,820)
   Amortization of deferred financing costs and debt discount .........             38            2,765           1,064
 Changes in assets and liabilities:
   Increase in accounts receivable ....................................             --           (2,707)         (3,048)
   Increase in prepaid expenses and other assets ......................             --             (477)           (131)
   Increase (decrease) in amounts due to related party ................          1,547           (2,717)             --
   Increase (decrease) in income taxes payable ........................             14             (179)         (1,328)
   Increase in interest payable .......................................            485            8,819           4,972
   Increase in deferred debt issuance costs ...........................         (6,647)              --              --
   Increase in accounts payable .......................................             --              383             337
   Increase (decrease) in accrued expenses ............................          5,163           (7,060)           (201)
   Decrease in non-current liabilities ................................             --               --             (96)
                                                                            ----------       ----------       ---------
    Net cash (used for) provided by operating activities ..............         (1,273)          16,663          21,361
                                                                            ----------       ----------       ---------
 Cash flows from investing activities:
   (Increase) decrease in restricted cash .............................       (162,599)         162,599              --
   Acquisition of Act III Broadcasting, Inc., net of cash acquired                  --         (550,045)            751
   Acquisition of WFXV and WPNY (Note 3) ..............................             --             (792)             --
   Acquisition of WMSN (Note 3) .......................................             --          (26,584)             --
   Purchase of CTBC stock (Note 3) ....................................             --          (26,950)             --
   Payments for purchase options ......................................             --           (2,800)             --
   Acquisition of Cascom stock (Note 3) ...............................             --               --          (4,142)
   Capital expenditures ...............................................             --           (3,105)         (4,439)
                                                                            ----------       ----------       ---------
    Net cash used for investing activities ............................       (162,599)        (447,677)         (7,830)
                                                                            ----------       ----------       ---------
 Cash flows from financing activities:
   Proceeds from issuance of common stock .............................          6,972           61,692              10
   Proceeds from issuance of subordinated debt ........................        125,000               --              --
   Proceeds from issuance of long-term debt ...........................             --          220,000              --
   Proceeds from borrowings under credit facilities ...................             --           56,500           3,000
   Proceeds from bridge loan ..........................................          1,300               --              --
   Proceeds from issuance of preferred stock ..........................             --          115,000              --
   Proceeds from issuance of senior accrual debentures ................         35,000               --              --
   Repayment of long-term debt ........................................             --           (5,500)        (19,118)
   Repurchase of common stock .........................................             --             (129)            (52)
   Debt and preferred stock issuance costs ............................         (4,400)          (5,684)             --
   Advance buydown of programming rights ..............................             --           (4,396)             --
                                                                            ----------       ----------       ---------
    Net cash provided by (used for) financing activities ..............        163,872          437,483         (16,160)
                                                                            ----------       ----------       ---------
    Net increase (decrease) in cash and cash equivalents ..............             --            6,469          (2,629)
    Cash and cash equivalents, beginning of period ....................             --               --           6,469
                                                                            ----------       ----------       ---------
    Cash and cash equivalents, end of period ..........................     $       --       $    6,469       $   3,840
                                                                            ==========       ==========       =========


   The accompanying notes are an integral part of these financial statements.

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)


                                                       CLASS B-1              CLASS B-2
                                                 ---------------------- ---------------------
                                                      COMMON STOCK          COMMON STOCK
                                                 ---------------------- ---------------------
                                                     SHARES     AMOUNT     SHARES     AMOUNT
                                                     ------     ------     ------     ------
Issuance of Class B-1 common stock .............     560,000      $ 1           --      $--
Issuance of Class B-2 common stock- ............          --       --      697,243        1
Net loss .......................................          --       --           --       --
                                                     -------      ---      -------      ---
Balance at December 31, 1995 ...................     560,000        1      697,243        1
Issuance of Class B-1 common stock .............     651,577       --           --       --
Repurchase of Class B-1 common stock ...........      (7,500)      --           --       --
Issuance of Class B-2 common stock .............          --       --    5,460,968        5
Issuance of Class C common stock ...............          --       --           --       --
Repurchase of Class C common stock .............          --       --           --       --
Issuance of common stock purchase warrants .....          --       --           --       --
Accretion of preferred stock ...................          --       --           --       --
Net loss .......................................          --       --           --       --
                                                     -------      ---    ---------      ---
Balance at December 31, 1996 ...................   1,204,077        1    6,158,211        6
Repurchase of Class B-1 common stock ...........      (2,500)      --           --       --
Issuance of Class C common stock ...............          --       --           --       --
Repurchase of Class C common stock .............          --       --           --       --
Accretion of preferred stock ...................          --       --           --       --
Net loss .......................................                   --           --       --
                                                                  ---    ---------      ---
Balance at December 31, 1997 ...................   1,201,577      $ 1    6,158,211      $ 6
                                                   =========      ===    =========      ===




                                                        CLASS C
                                                 ---------------------
                                                     COMMON STOCK        ADDITIONAL                   TOTAL
                                                 ---------------------    PAID-IN    ACCUMULATED   SHAREHOLDERS'
                                                    SHARES     AMOUNT     CAPITAL      DEFICIT        EQUITY
                                                    ------     ------     -------      -------        ------
Issuance of Class B-1 common stock .............         --      $--    $    5,599    $      --     $    5,600
Issuance of Class B-2 common stock- ............         --       --         6,971           --          6,972
Net loss .......................................         --       --            --       (1,524)        (1,524)
                                                         --      ---    ----------    ---------     ----------
Balance at December 31, 1995 ...................         --       --        12,570       (1,524)        11,048
Issuance of Class B-1 common stock .............         --       --         6,515           --          6,515
Repurchase of Class B-1 common stock ...........         --       --           (75)          --            (75)
Issuance of Class B-2 common stock .............         --       --        54,605           --         54,610
Issuance of Class C common stock ...............    990,979        1           566           --            567
Repurchase of Class C common stock .............    (94,750)      --           (54)          --            (54)
Issuance of common stock purchase warrants .....         --       --        24,063           --         24,063
Accretion of preferred stock ...................         --       --       (21,329)          --        (21,329)
Net loss .......................................         --       --            --      (22,272)       (22,272)
                                                    -------      ---    ----------    ---------     ----------
Balance at December 31, 1996 ...................    896,229        1        76,861      (23,796)        53,073
Repurchase of Class B-1 common stock ...........         --       --           (25)          --            (25)
Issuance of Class C common stock ...............      5,000       --            10           --             10
Repurchase of Class C common stock .............    (47,375)      --           (27)          --            (27)
Accretion of preferred stock ...................         --       --       (21,702)          --        (21,702)
Net loss .......................................         --       --            --      (15,474)       (15,474)
                                                    -------      ---    ----------    ---------     ----------
Balance at December 31, 1997 ...................    853,854      $ 1    $   55,117    $ (39,270)    $   15,855
                                                    =======      ===    ==========    =========     ==========

   The accompanying notes are an integral part of those financial statements.

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OPERATIONS

A-3 Holdings Inc. ("Holdings" or the "Company") was incorporated on June 2, 1995 in the State of Delaware for the sole purpose of acquiring 100% of the outstanding capital stock of Act III Broadcasting, Inc. ("Act III"), through its wholly owned subsidiary A-3 Acquisition, Inc. ("A-3"), under a purchase agreement dated June 19, 1995. The purchase of Act III was consummated on January 4, 1996 (the "Act III Acquisition"), at which time A-3 merged with and into Act III and changed its name to Sullivan Broadcasting Company, Inc. ("SBC") (Note 3).

The Company currently owns, operates and programs, through its subsidiaries, nine Fox Broadcasting Company ("Fox") affiliated television stations, one television station affiliated with the American Broadcasting Companies, Inc. ("ABC"), and one independent television station throughout the Northeast, Southeast, and the Mid-Atlantic states. The Company programs two independent television stations under local marketing agreements ("LMA") in markets where the Company owns another television station (Note 4). Television broadcasting is subject to the jurisdiction of the Federal Communications Commission ("FCC") under the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC and empowers the FCC, among other things, to issue, revoke, and modify broadcasting licenses, determine the location of the stations, regulate the equipment used by the stations, adopt regulations to carry out the provision of the Communications Act, and impose penalties for violation of such regulations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidations

The consolidated  financial  statements  include the accounts of the Company and
its  wholly   owned   subsidiaries.   Significant   intercompany   accounts  and
transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents.

Revenue Recognition

Advertising revenues are recognized in the period during which the advertising spots are aired. Revenues from other sources are recognized in the period when the services are provided.

Trade and Barter Transactions

The Company  trades  certain  advertising  time for various  goods and services.
These transactions are recorded at the estimated fair value of the goods or services received. Revenues from trade transactions are recognized when advertisements are broadcast and services or merchandise received are charged to expense when received or used.

The Company barters advertising time for certain program material. These transactions are recorded at management's estimate of the value of the advertising time exchanged, which approximates the fair value of the program material received.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to a concentration of credit risk include cash, cash equivalents and accounts receivable. The Company maintains cash in excess of federally insured deposits at several financial institutions at December 31, 1997. The Company does not believe

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

that such deposits are subject to any unusual credit risk beyond the normal credit risk associated with operating its business. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not historically exceeded management's expectations.

Programming Rights and Contracts Payable

Programming rights, primarily in the form of syndicated programs and feature film packages, represent amounts paid or payable to program suppliers for the limited right to broadcast the suppliers' programming and are recorded when available for use. Programming rights are stated at the lower of unamortized cost or net realizable value. Amortization is computed using the straight-line method based on the license period or based on usage, whichever yields the greater accumulated amortization for each program. The current portion of programming rights represents those rights available for broadcast which will be amortized in the succeeding year.

The Company has estimated the fair value of these programming contracts payable at approximately $49,480,000 as of December 31, 1997 based on future cash flows discounted at the Company's current borrowing rate.

Property and Equipment

Property and equipment is stated on the basis of cost or estimated fair value at the date of acquisition. Major renewals and betterments are capitalized and ordinary repairs and maintenance are charged to expense in the period incurred. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets which range from three to thirty-nine years.

Intangible Assets

Intangible  assets  represent  the  estimated  fair  value of both  identifiable intangible assets and goodwill resulting from acquisitions. Identifiable intangibles include FCC broadcast licenses, network affiliation agreements, non-competition agreements, and favorable leases and are being amortized on a straight-line basis over periods ranging from 5 to 15 years. Goodwill is the excess of the purchase price over the fair value of the net assets acquired, determined through an independent appraisal, and is amortized over 40 years using the straight-line method. The Company evaluates the recoverability of its intangible assets whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related intangible assets may be less than previously anticipated. If the net book value of the related intangible asset exceeds the undiscounted future cash flows of the intangible asset, the carrying value would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized. The Company did not recognize any impairment loss during the years ended December 31, 1996 and 1997.

Deferred Financing Costs

Deferred financing costs represent costs incurred in obtaining long-term financing. These costs are expensed as interest over the lives of the related loans, using the effective interest method.

Accounting for Income Taxes

The Company accounts for income taxes under the liability method of accounting as set forth in Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Under the method prescribed by this statement, deferred income taxes are recognized at enacted tax rates to reflect the future effects of income tax carryforwards and temporary differences arising between the tax basis of assets and liabilities and their financial reporting amounts at each period end.

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

Interest Rate Risk Management

The Company enters into interest rate swap agreements with commercial banks to mitigate the risk of possible rising interest rates. These agreements are designated as hedges of interest rates, and the differential to be paid or received on interest rate swaps is accrued as an adjustment to interest expense as interest rates change. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements; however, the Company does not anticipate nonperformance by the counterparties.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosure for contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results may vary from estimates used.

3. ACQUISITIONS

In 1996 and 1997, the Company made the acquisitions set forth below, each of which has been accounted for as a purchase. The consolidated financial statements include the operating results of each business from the date of acquisition, except for the Act III Acquisition which includes the operating results of Act III from January 1, 1996 through January 4, 1996 due to the immateriality of the results in relation to the financial statements taken as a whole. Pro forma results of operations of the other acquisitions made in 1996 and 1997 are not considered material.

The Act III Acquisition

On January 4, 1996,  the Company  acquired all of the  outstanding  stock of Act
III. The acquisition cost consisted of the following:


         Cash paid to Act III shareholders .........    $ 359,108,000
         Cash paid to retire debt ..................      167,764,000
         Acquisition costs .........................       23,173,000
                                                        -------------
                                                        $ 550,045,000
                                                        =============


The excess of the purchase price over the fair value of the net assets acquired was $208,861,000. In 1997, the Company received $751,000 from the sellers due to the settlement of certain items for which funds were being held in escrow. This amount, net of expenses, was recorded as a reduction of goodwill during the year ended December 31, 1997.

The Utica Acquisition

On February 7, 1996, the Company executed an asset purchase agreement to acquire certain assets of Mohawk Valley Broadcasting, Inc. ("Mohawk") and Acme T.V. Corporation ("Acme"), the owners and operators of WFXV and WPNY in Utica, New York, for a total purchase price of $400,000. In addition, the Company paid $2,600,000 for the option to purchase the remaining assets of Mohawk and Acme pending FCC approval for $250,000 and simultaneously entered into a LMA with Mohawk and Acme (Note 4). One June 24, 1996, the FCC granted approval for the Company to purchase the remaining assets at which time the LMA with Mohawk and Acme was terminated and the remaining assets were purchased. The Company allocated the total cost of $3,250,000 plus fees and expenses of $142,000 to the net assets acquired. The excess of the purchase price over the fair value of the net assets acquired was $1,322,000.

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

The Madison Acquisition

On July 1, 1996, the Company acquired substantially all of the assets of Channel 47 Limited Partnership, owner and operator of a television station in Madison, Wisconsin (WMSN) for a total purchase price of $26,500,000 plus fees and expenses of $84,000. The excess of the purchase price over the fair value of the net assets acquired was $4,155,000.

The Nashville Acquisition

On February 22, 1996, the Company entered into a LMA with Central Tennessee Broadcasting Corporation ("CTBC"), owner and operator of WXMT, an independent television station in Nashville, Tennessee. Additionally, the Company paid $200,000 for the option to acquire the stock of CTBC based upon certain events defined in the underlying agreement for $13,710,000 in cash plus the repayment of $13,030,000 of CTBC's debt. On July 12, 1996, the Company exercised the option and purchased the stock of CTBC. The cost plus fees of $210,000 were allocated to the net assets acquired. The excess of the purchase price over the fair value of the net assets acquired was $17,505,000.

The Cascom Acquisition

On January 2, 1997, the Company acquired substantially all of the assets of Cascom International, Inc. and related film libraries for $4,038,000 plus fees and expenses of $104,000. The excess of the purchase price over the fair value of the net assets acquired was $1,877,000.

4. LOCAL MARKETING AGREEMENTS

As part of the Act III Acquisition, the Company was assigned Act III's right, title and interest in a LMA with Guilford Telecasters, Inc. ("Guilford"), owner of WUPN (formerly WGGT), an independent television station in Greensboro, North Carolina (the "WUPN LMA"). Under the WUPN LMA, the Company sells and collects the advertising revenues of WUPN, programs WUPN, and reimburses Guilford for operating expenses. In connection with the Act III Acquisition, the Company also acquired Act III's right, title and interest in a prepayment made under the WUPN LMA, which released the Company from the quarterly payments based on the cash flows of WUPN which were initially required under the WUPN LMA. In July 1996, Guilford sold the assets of WUPN to Mission Broadcasting II, Inc. ("Mission II") and assigned their right, title and interest in the WUPN LMA to Mission II under substantially similar terms.

On July 12, 1996, the Company entered into an LMA with Mission Broadcasting I, Inc. ("Mission I"), owner of WUXP (formerly WXMT), an independent station in Nashville, Tennessee (the "WUXP LMA"). Under the terms of the WUXP LMA, the Company sells and collects the advertising revenues of WUXP and reimburses Mission I for operating expenses and debt service requirements.

Net revenues of $7,121,000 and $11,989,000, respectively, and expenses of $2,818,000, and $3,397,000, respectively, related to the WUXP and WUPN LMAs have been included in the Company's consolidated statement of operations for the years ended December 31, 1996 and 1997. The Company has guaranteed an aggregate amount of debt of $3,850,000 related to WUXP and WUPN as of December 31, 1997.

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:


                                                               ESTIMATED             DECEMBER 31,
                                                              USEFUL LIFE   -------------------------------
                                                                (YEARS)          1996             1997
                                                                -------          ----             ----
 Land ....................................................          --       $  1,385,000     $  1,426,000
 Buildings and improvements ..............................       15-39          6,262,000        6,556,000
 Broadcasting equipment ..................................         3-5         39,978,000       43,845,000
 Furniture and other equipment ...........................         5-7          3,070,000        3,724,000
 Construction in progress ................................          --          1,624,000        1,288,000
                                                                             ------------     ------------
                                                                               52,319,000       56,839,000
 Less: accumulated depreciation and amortization .........                      7,865,000       17,116,000
                                                                             ------------     ------------
                                                                             $ 44,454,000     $ 39,723,000
                                                                             ============     ============


6. INTANGIBLE ASSETS

Intangible assets consists of the following:


                                                              AMORTIZATION              DECEMBER 31,
                                                                 PERIOD      -----------------------------------
                                                                (YEARS)            1996             1997
                                                                -------            ----             ----
 Commercial advertising contracts ........................       15          $ 148,986,000    $ 148,986,000
 Goodwill ................................................       40            231,494,000      238,508,000
 Affiliation agreements ..................................       10             98,445,000       98,445,000
 FCC licenses ............................................       15             81,297,000       81,297,000
 Canadian cable rights ...................................       10             59,000,000       59,000,000
 Other intangible assets .................................       5- 15          11,936,000       14,015,000
                                                                             -------------    -------------
                                                                               631,158,000      640,251,000
 Less: accumulated amortization ...........                                     40,186,000       73,155,000
                                                                             -------------    -------------
                                                                             $ 590,972,000    $ 567,096,000
                                                                             =============    =============


7. LONG-TERM DEBT

Long term debt consists of the following:


                                                              DECEMBER 31,
                                                   ----------------------------------
                                                         1996              1997
                                                         ----              ----
           SENIOR DEBT:
           Revolving credit facility ...........    $  30,000,000     $   6,000,000
           Acquisition credit facility .........       26,500,000        53,500,000
           Term loan ...........................      214,500,000       195,382,000
                                                    -------------     -------------
                                                      271,000,000       254,882,000
           Less: current portion ...............       18,583,000        23,562,000
                                                    -------------     -------------
                                                    $ 252,417,000     $ 231,320,000
                                                    =============     =============


               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)


                                                                              DECEMBER 31,
                                                                  -------------------------------------
                                                                         1996                1997
                                                                         ----                ----

SUBORDINATED DEBT:
 Senior accrual debentures,  interest at 13.25%
   compounded semi-annually payable
   on June 15, 2001 and payable semi-
   annual thereafter, principal due December 15, 2005 .........     $  35,000,000       $  35,000,000
 Less: unamortized discount ...................................        (4,859,000)         (4,677,000)
                                                                    -------------       -------------
                                                                       30,141,000          30,323,000
 Senior subordinated notes, interest at 10.25% payable semi-
   annually, principal due December 15, 2005 ..................       125,000,000         125,000,000
 Senior subordinated notes, interest at 9.625% payable semi-
   annually, principal due December 31, 2003 ..................           185,000             185,000
                                                                    -------------       -------------
                                                                    $ 155,326,000       $ 155,508,000
                                                                    =============       =============


On January 4, 1996, the Company entered into a Credit Agreement (the "Credit Agreement") to provide a $220,000,000 term loan to finance the Act III Acquisition. The Credit Agreement also provides for a revolving credit facility and an acquisition credit facility allowing for borrowings of $30,000,000 and $75,000,000, respectively, through 2003. During 1997, the Company rolled $24,000,000 of borrowings under the revolving credit facility into the acquisition credit facility per the lenders permission as the borrowings were utilized to finance acquisitions. All borrowings under the Credit Agreement bear interest at the lender's base rate plus a percentage determined based upon the Company's most recent quarterly leverage ratio as defined in the Credit Agreement (8.49% at December 31, 1997). The interest is payable quarterly or at other increments if the Company has chosen a LIBOR interest rate for a period greater than 90 days. These borrowings are secured by substantially all of the Company's assets. The term loan is payable in varying quarterly installments beginning in December 1996 through December 2003. The lender may require prepayments based upon the meeting of certain cash flow criteria as defined in the Credit Agreement.

The Credit Agreement requires the Company to enter into interest rate swap agreements for notional amounts of at least 50% of its total outstanding floating rate debt under the Credit Agreement. At December 31, 1997, the Company had several interest rate swap agreements. These financial instruments, which are not held for trading purposes, expire from 1998 to 2001. The swap agreements set rates in the range of 5.14% to 5.61%. The notional amount related to these agreements was $200,000,000 at December 31, 1997. The Company has no intentions of terminating these instruments prior to their expiration dates unless it repays a portion of its bank debt in advance of scheduled payments. The Company estimates the fair value of these instruments at December 31, 1997 to be $1,576,000.

On December 21, 1995, the Company issued and sold 35,000 units through a public offering consisting in the aggregate of $35,000,000 in principal amount of 13.25% senior accrual debentures (the "Debentures") due in 2006 and 560,000 shares of Holdings Class B-1 common stock, the proceeds of which were used to finance the acquisition of Act III. An estimated value of $5,600,000 was assigned to the shares of Class B-1 common stock resulting in a discount of the same amount on the Debentures. This discount is being amortized through charges to interest expense over the life of the Debentures using the effective interest method.

Interest on the Debentures for the period of issuance until June 15, 2001 will accrue at the stated interest rate, compounded on a semi-annual basis, and will be payable in cash on that date in an aggregate amount of $35,879,000. Thereafter, interest on the Debentures will accrue at the stated rate and will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2001. The Company is required to redeem $2,772,000 in aggregated principal of the Debentures on June 15, 2001.

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

On December 21, 1995, the Company issued and sold $125,000,000 of 10.25% senior subordinated notes (the "Notes") due on December 15, 2005 in a public offering, the proceeds of which were used to finance the Act III Acquisition. The Notes are unsecured and are subordinated to all existing and future debt of the Company.

Interest on the Notes is payable semi-annually on June 15 and December 15 of each year, commencing June 15, 1996. The Notes are subject to redemption on or after December 15, 2000 at the option of the Company at redemption prices specified in the debt agreement. In addition, on or prior to December 15, 1998, the Company may redeem additional principal amounts of the Notes with the proceeds from an initial public offering of equity at redemption prices specified in the agreement, so long as 67% of the original principal of the Notes is still outstanding.

Concurrent with the Act III Acquisition, the Company made a tender offer for $100,000,000 9 5/8% senior subordinated notes (the "9 5/8 Notes") originally issued by Act III. At December 31, 1997, $185,000 of the 9 5/8 Notes were still outstanding.

The Credit Agreement, Debentures and Notes contain covenants which, among other restrictions, require the Company to comply with certain financial ratios and provisions and limit the Company's ability to incur additional indebtedness and pay dividends. The Company was in compliance with all covenants as of December 31, 1997.

The Company has estimated the fair value of long-term debt at December 31, 1996 and 1997 to approximate the carrying value. The fair value was estimated by discounting the future cash flows of loans with similar terms and remaining maturities at the Company's current borrowing rate.

As of December 31, 1997, scheduled maturities, including debt discount, are summarized as follows:

                  1998 ...............    $  23,562,000
                  1999 ...............       31,513,000
                  2000 ...............       42,017,000
                  2001 ...............       42,963,000
                  2002 ...............       42,963,000
                  Thereafter .........      232,049,000
                                          -------------
                                          $ 415,067,000
                                          =============


               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

8. INCOME TAXES

The income tax benefit consists of the following:


                                      PERIOD FROM
                                       INCEPTION
                                     (JUNE 2, 1995)                YEAR ENDED
                                        THROUGH                   DECEMBER 31,
                                      DECEMBER 31,    ------------------------------------
                                          1995               1996                1997
                                          ----               ----                ----
Current tax expense:
 Federal ........................     $        --       $           --      $    166,000
 State ..........................          14,000            1,593,000         2,678,000
                                      -----------       --------------      ------------
                                           14,000            1,593,000         2,844,000

Deferred tax benefit:
 Federal ........................        (324,000)          (8,779,000)       (5,884,000)
 State ..........................         (25,000)          (2,988,000)       (2,448,000)
                                      -----------       --------------      ------------
                                         (349,000)         (11,767,000)       (8,332,000)
                                      -----------       --------------      ------------
 Net income tax benefit .........     $  (335,000)      $  (10,174,000)     $ (5,488,000)
                                      ===========       ==============      ============


Reconciling amounts, stated below as a percentage of pretax income, between the statutory federal income tax rate and the Company's effective tax rate are as follows:


                                            PERIOD FROM
                                             INCEPTION
                                           (JUNE 2, 1995)         YEAR ENDED
                                              THROUGH            DECEMBER 31,
                                            DECEMBER 31,    -----------------------
                                                1995           1996         1997
                                                ----           ----         ----
U.S. federal statutory rate ...........         35.0%           35.0%        35.0%
State and local taxes, net ............          1.2             4.3         (1.5)
Amortization of goodwill ..............           --            (7.9)        (9.5)
Other .................................          0.6              --           --
Change in valuation allowance .........        (18.8)             --           --
                                               -----            ----         ----
Effective tax rate ....................         18.0%           31.4%        24.0%
                                               =====            ====         ====

The components of the net deferred tax liability at December 31, 1996 and 1997 are as follows:


                                                                        DECEMBER 31,
                                                            -------------------------------------
                                                                   1996                1997
                                                                   ----                ----

Property and equipment ..................................    $   (9,699,000)     $   (7,624,000)
Programming rights ......................................           770,000             239,000
Bad debts ...............................................         1,739,000           1,885,000
Intangible assets .......................................      (131,966,000)       (119,912,000)
Accrued interest ........................................           576,000             783,000
Net operating loss and charitable carryforwards .........        61,357,000          46,073,000
Other assets ............................................         2,649,000           2,879,000
Other ...................................................        (4,882,000)         (2,098,000)
                                                             --------------      --------------
Net deferred tax liability ..............................    $  (79,456,000)     $  (77,775,000)
                                                             --------------      --------------

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

At December 31, 1997, the Company had net operating loss and charitable contribution carryforwards of approximately $109,857,000 and $10,000,000, respectively, for federal income tax purposes, available to reduce future taxable income. To the extent not used, federal net operating loss carryforwards expire in varying amounts beginning in 2003. In addition, the Company had net operating loss carryforwards of approximately $38,604,000 for state and local income tax purposes in various jurisdictions.

A corporation that undergoes a "change of ownership" pursuant to Section 382 of the Internal Revenue Code is subject to limitations on the amount of its net operating loss carryforwards which may be used in the future. An ownership change occurred on January 4, 1996. The annual limitation on the use of the net operating loss is $10,050,000. The Company estimates the limitation on the net operating loss will not have a material adverse impact on the Company's consolidated financial position or results of operations. No assurance can be given that an ownership change will not occur as a result of other transactions entered into by the Company, or by certain other parties over which the Company has no control. If a "change in ownership" for income tax purposes occurs, the Company's ability to use "pre-change losses" could be postponed or reduced, possibly resulting in accelerated or additional tax payments which, with respect to tax periods beyond 1997, could have a material adverse impact on the Company's consolidated financial position or results of operations.

In 1996, the tax benefit related to the repurchase of stock options of approximately $3,850,000 was recorded as a reduction of goodwill. In 1997, an adjustment of approximately $4,500,000 was made to goodwill resulting from a change in management's estimate of the ultimate tax benefit of acquired assets, liabilities and carryforwards related to the Act III Acquisition.

9. MANDATORILY REDEEMABLE CUMULATIVE PREFERRED STOCK

On January 4, 1996, the Company issued $115,000,000, 15% mandatorily redeemable cumulative preferred stock (the "Preferred Stock"). Dividends accrue on the outstanding shares of Preferred Stock at a rate of 15% per year compounding annually. Accrued dividends are payable on March 15, 2001 and will be payable annually subsequent to that date. In connection with the issuance of the Preferred Stock, the Company issued 2,406,307 warrants to purchase Class B-1 common stock at $.001 per share. These warrants are currently exercisable and do not expire. Accretion to record the value of the Preferred Stock at its redemption value is calculated using the effective interest method. Such amounts have been charged to additional-paid-in-capital.

10. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company paid interest of $33,828,000 and $34,666,000 during the years ended December 31, 1996 and 1997, respectively.

During the years ended December 31, 1996 and 1997, the programming rights increased $44,679,000 and $31,800,000 due to the assumption of programming liabilities.

During  the  years  ended   December  31,  1996  and  1997,   the  Company  paid
approximately $1,749,000 and $3,600,000, respectively, for income taxes.

11. COMMITMENTS AND CONTINGENCIES

Leases

The Company has operating lease agreements for land, office space, office equipment and other property which expire on various dates through 2005. Rental expense was $750,000 and $884,000 during the years ended December 31, 1996 and 1997, respectively. As of December 31, 1997, minimum required annual payments under noncancelable operating leases are as follows:

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

             1998 ...............    $   978,000
             1999 ...............        968,000
             2000 ...............        984,000
             2001 ...............        836,000
             2002 ...............        715,000
             Thereafter .........      1,230,000
                                     -----------
                                     $ 5,711,000
                                     ===========


Programming Contracts

Programming contracts acquired under license agreements are recorded as an asset and a corresponding liability at the inception of the license period. In addition to the programming contracts payable at December 31, 1997, the Company has $17,575,000 of commitments to acquire programming rights for which the license period has not commenced and, accordingly, for which no asset or liability has been recorded. Future minimum payments arising from such commitments outstanding at December 31, 1997, excluding $18,976,000 of barter commitments, are as follows:


             1998 ...............    $ 14,798,000
             1999 ...............      11,437,000
             2000 ...............       9,351,000
             2001 ...............       5,868,000
             2002 ...............       3,632,000
             Thereafter .........       1,167,000
                                     ------------
                                     $ 46,253,000
                                     ============

Litigation

The Company currently and from time to time is involved in litigation incidental to the conduct of its business. In the opinion of management, no existing or contingent claims will have a material adverse effect on the Company's financial position or results of operations.

Employment Contracts

The Company has entered into an employment contract with an executive officer of the Company providing for a minimum aggregate amount of $500,000 payable annually commencing September 13, 1995 for an initial term of eight years. Additionally, the Company has guaranteed annual bonus arrangements with two other executive officers which have historically been paid.

12. RELATED PARTY TRANSACTIONS

Operating expenses include reimbursements to ABRY Partners, Inc. ("ABRY"), an entity related through common ownership, for the Company's allocable share of rent paid by ABRY for the Company. These expenses approximated $73,000 and $106,000 for the years ended December 31, 1996 and 1997, respectively, and are included in selling, general and administrative expenses in the Company's consolidated statement of operations.

The Company also pays ABRY a management fee for financial and other advisory services. Management fees paid to ABRY were approximately $252,000 and $265,000 for the years ended December 31, 1996 and 1997, respectively, and are included in selling general and administrative expenses in the Company's consolidated statement of operations.

               SULLIVAN BROADCAST HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

13. SUBSEQUENT EVENT

On February 23, 1998, the Company entered into a Plan of Merger (the "Merger"). Under the terms of the Merger, 100% of the issued and outstanding common stock of the Company will be acquired by means of a merger. The Merger is subject to approval of the FCC and is expected to close prior to August 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Sullivan Broadcasting Company, Inc.
(formerly Act III Broadcasting, Inc. as successor by merger with A-3 Acquisition, Inc.)

In our opinion, the accompanying consolidated statements of operations, of cash flows and of changes in shareholders' deficit present fairly, in all material respects, the results of operations and cash flows of Sullivan Broadcasting Company, Inc. and its subsidiaries (the "Company") for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Boston, Massachusetts

March 25, 1996

              SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)



                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                                          1995
                                                                          ----
  Revenues .........................................................   $112,039

    Less -- commissions ............................................     19,914
                                                                       --------
  Net revenues .....................................................     92,125
  Trade and barter revenues ........................................      7,876
                                                                       --------
    Total net revenues .............................................    100,001

  Expenses:
    Operating expenses .............................................     11,136
    Selling, general and administrative ............................     23,447
    Amortization of programming rights .............................     18,033
    Depreciation and amortization ..................................     11,780
                                                                       ========
                                                                         64,396
                                                                       --------
    Operating income ...............................................     35,605
  Interest expense, including amortization of debt dis-
    count and deferred loan costs ..................................     17,777
  Other expenses ...................................................        247
                                                                       --------
  Income before benefit for income taxes ...........................     17,581
  Benefit for income taxes .........................................     (4,762)
                                                                       --------
  Net income .......................................................   $ 22,343
                                                                       ========



   The accompanying notes are an integral part of these financial statements.

              SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)



                                                          YEAR ENDED
                                                         DECEMBER 31,
                                                             1995
                                                        -------------
   CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income .........................................   $  22,343
    Adjustments to reconcile net income to net cash
     provided by operating activities:
     Adjustment to goodwill relating to realization of
      net operating loss ...............................         484
     Depreciation of property and equipment ............       3,147
     Amortization of intangibles .......................       8,633
     Amortization of programming rights, excluding
      barter ...........................................      10,728
     Payments for programming rights ...................      (8,368)
     Prepayment of WGGT time brokerage fees ............      (6,000)
     Amortization of debt issuance costs and discount...         851
     Loss on sale or retirement of fixed assets ........          24
     Increase in interest payable ......................          95
     Amortization of deferred compensation .............         153
    Changes in assets and liabilities:
     Increase in accounts receivable ...................      (3,121)
     Increase in prepaid expenses and other assets .....        (515)
     Increase in deferred tax assets ...................      (7,326)
     Increase in taxes payable .........................       1,105
     Decrease in accounts payable and other accrued
      liabilities ......................................        (413)
                                                           ---------
      Net cash provided by operating activities ........      21,820
                                                           ---------
   CASH FLOWS FROM INVESTING ACTIVITIES:
    Payment for WGGT option ............................      (1,000)
    Purchase of fixed assets ...........................      (5,560)
                                                           ---------
      Net cash used for investing activities ...........      (6,560)
                                                           ---------
   CASH FLOWS FROM FINANCING ACTIVITIES:
    Payment of principal amounts .......................     (14,971)
                                                           ---------
      Net cash used for financing activities ...........     (14,971)
                                                           ---------
      Net increase in cash and cash equivalents ........         289
      Cash and cash equivalents, beginning of year .....       3,295
                                                           ---------
      Cash and cash equivalents, end of year ...........   $   3,584
                                                           =========



   The accompanying notes are an integral part of these financial statements.

              SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
                             (DOLLARS IN THOUSANDS)



                                             CLASS A               CLASS C
                                         -----------------     -----------------
                                          COMMON STOCK          COMMON STOCK
                                         -----------------     -----------------
                                         SHARES     AMOUNT     SHARES     AMOUNT
                                         ------     ------     ------     ------
Balance at December 31, 1994 ........     893.720     $ 9       666.879     $ 7
Accretion of discount and divi-
 dends on 8% Cumulative Re-
 deemable Preferred Stock ...........         --       --           --       --
Amortization of deferred compen-
 sation .............................         --       --           --       --
Net income ..........................         --       --           --       --
                                          -------     ---       -------     ---
Balance at December 31, 1995 ........     893.720     $ 9       666.879     $ 7
                                          =======     ===       =======     ===



                                        ADDITIONAL                                  TOTAL
                                         PAID-IN    ACCUMULATED     DEFERRED    SHAREHOLDERS'
                                         CAPITAL      DEFICIT     COMPENSATION     DEFICIT
                                         -------      -------     ------------     -------
Balance at December 31, 1994 ........  $   6,285    $ (114,639)     $ (153)      $ (108,491)
Accretion of discount and divi-
 dends on 8% Cumulative Re-
 deemable Preferred Stock ...........     (2,518)           --          --           (2,518)
Amortization of deferred compen-
 sation .............................         --            --         153              153
Net income ..........................         --        22,343          --           22,343
                                       ---------    ----------      ------       ----------
Balance at December 31, 1995 ........  $   3,767    $  (92,296)     $   --       $  (88,513)
                                       =========    ==========      ======       ==========


   The accompanying notes are an integral part of these financial statements.

              SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

On January 4, 1996, all of the outstanding capital stock of Act III Broadcasting (the "Company") was purchased by and the Company was merged with and into A-3 Acquisition, Inc. The Company then changed its name to Sullivan Broadcasting Company, Inc. (Note 11).

The Company was incorporated in Delaware in 1986 and at December 31, 1995 owned, operated and/or programmed, through its subsidiaries, seven Fox Broadcasting Company ("Fox") affiliated stations, one television station affiliated with the American Broadcasting Companies, Inc. ("ABC"), and two independent television stations that the Company programs under time brokerage agreements throughout the Northeast, Southeast, and Mid-Atlantic states. Television broadcasting is subject to the jurisdiction of the Federal Communications Commission ("FCC") under the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC and empowers the FCC, among other things, to issue, revoke and modify broadcasting licenses, determine the location of the stations, regulate the equipment used by the stations, adopt regulations to carry out the provisions of the Communications Act and impose penalties for violation of such regulations.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

As of December 31, 1995, Act III Communications Holdings, L.P. ("Holdings") directly owned approximately 15%, 100% and 6% of the Company's 8% Cumulative Redeemable Preferred Stock ("Senior Preferred Stock"), Class A Common Stock and Class C Common Stock, respectively.

Revenue Recognition

Advertising revenues are recognized in the period during which the time spots are aired. Revenues from other sources are recognized in the period when the services are provided.

Trade and Barter Transactions

The Company  trades  certain  advertising  time for various  goods and services.
These transactions are recorded at the estimated fair value of the goods or services received. The related revenue is recognized when commercials are broadcast. Goods or services received are recorded as assets or expenses when received or used, respectively.

The Company barters advertising time for certain program material. These transactions are recorded at management's estimate of the value of the advertising time exchanged, which approximates the fair value of the program material received.

Programming Rights and Contracts Payable

Programming rights, primarily in the form of syndicated programs and feature film packages, represent amounts paid or payable to program suppliers for the limited right to broadcast the suppliers' programming and are recorded when available for use. Programming rights are stated at the lower of unamortized cost or net realizable value. Amortization is computed using the straight-line method based on the license period or based on usage, whichever yields the greater accumulated amortization for each program.

             SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Property and Equipment

Property and equipment is stated on the basis of cost or estimated fair value at the date of acquisition. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to income when incurred. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets which range from 3 to 37 years.

Intangible Assets

Intangible assets represent the estimated fair value of both identifiable assets and goodwill resulting from acquisitions. Identifiable intangibles include FCC broadcast licenses, non-competition agreements, favorable leases, accelerated market growth assets and underdeveloped market competition assets and are being amortized on a straight-line basis over periods ranging from 5 to 15 years. Goodwill is being amortized over 40 years using the straight-line method. The Company evaluates the recoverability of its intangible assets whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related intangible assets may be less than previously anticipated. If the net book value of the related intangible asset exceeds the undiscounted future cash flows of the intangible asset, the carrying value would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized. The Company did not recognize any impairment loss for the year ended December 31, 1995.

Deferred Loan Costs

Deferred loan costs represent costs incurred in obtaining long-term financing. These costs are expensed as interest over the lives of the related loan using the effective interest method.

Accounting for Income Taxes

The Company accounts for income taxes under the liability method of accounting as set forth in Statement of Financial Accounting Standards No. 109; "Accounting for Income Taxes". Under the method prescribed by this statement, deferred income taxes are recognized at enacted tax rates to reflect the future effects of income tax carryforwards and temporary differences arising between the tax basis of assets and liabilities and their financial reporting amounts at each period end.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosure for contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results may vary from estimates used.

Supplementary Statement of Operations Information

Included in operating expenses for the year ended December 31, 1995 were advertising costs of $1,694,000 and music license fees of $548,000.

2. TIME BROKERAGE AGREEMENT

On September 30, 1991, the Company entered into a time brokerage agreement with Guilford Telectasters, Inc. ("Guilford") for WGGT, an independent television station in Greensboro, North Carolina. The purchase price was $2,000,000, plus the assumption of $821,000 in film liabilities. Under the terms of the agreement, Guilford sells certain broadcast time of WGGT to the Company for the

              SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

purpose of retransmitting the signal of WXLV, the Company's television station in Winston-Salem, North Carolina. In addition to the purchase price, the Company will remit quarterly payments, not to be lower than $50,000, to Guilford based on a specified calculation. The term of the contract is five years with a five-year extension that may be exercised by Guilford.

On June 30, 1995, the Company and Guilford amended the time brokerage agreement. Under the terms of the amended agreement, the Company paid Guilford $6,000,000 in exchange for the right to broadcast the signal of WXLV on WGGT through September 30, 2001. This payment released the Company from the quarterly payments originally required under the agreement. This amount is being amortized on a straight line basis, over the term of the agreement.

In conjunction with the amendment, the Company also paid Guilford $1,000,000 and Guilford granted to a third party an option to purchase certain assets of WGGT of an exercise price of $1,000,000. The third party granted the Company the right to require such third party to assign this option to the Company or another third party.

3. LONG-TERM DEBT

Long-term debt consisted of the following:


                                                                                         DECEMBER 31,
                                                                                             1995
                                                                                             ----

   Senior Debt:
     Bank Credit Agreement, $60,000,000 revolving credit, commitment reducing year by year, due December 31, 2000 ............................................  $  24,000,000
     Series A Senior Notes, interest at 11.34% payable semi-annually, principal
      payable in semi-annual installments commencing June 30, 1993 ...................     15,260,000
     Less: unamortized discount ......................................................       (109,000)
                                                                                        -------------
                                                                                           15,151,000
                                                                                        -------------
     Series B Senior Notes, interest at 12.03% payable semi-annually, principal
      payable in semi-annual installments commencing June 30, 1993 ...................      2,723,000
     Series C Senior Notes, interest at 12.60% payable semi-annually, principal
      due on December 31, 1996 .......................................................     13,432,000
     Less: unamortized discount ......................................................        (61,000)
                                                                                        -------------
                                                                                           13,371,000
                                                                                        -------------
     Series D Senior Notes, interest at 13.31% payable semi-annually, principal
      due on December 31, 1996 .......................................................      4,368,000
     Senior Acquisition Notes, interest at 12.92% payable semi-annually, principal
      payable in semi-annual installments commencing June 30, 1993 ...................      3,363,000
                                                                                        -------------
                                                                                           62,976,000
     Less: current maturities ........................................................    (24,078,000)
                                                                                        -------------
                                                                                        $  38,898,000
                                                                                        =============
   Subordinated Debt:
     Senior Subordinated Notes, interest at 9.625% payable semi-annually, princi-
      pal due December 15, 2003 ......................................................  $ 100,000,000
                                                                                        =============


On December 22, 1993, the Company refinanced a substantial portion of its outstanding debt. The Company secured a revolving credit facility (the "Bank Credit Agreement") originally in the amount of $50 million, currently at $57.6 million, to mature on December 31, 2000, and issued $100 million of 9 5/8% Senior Subordinated Notes due December 2003 ("Notes"). With the proceeds from these transactions,

              SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

the Company repaid $35,000,000 of its Floating Rate Senior Notes, $36,867,000 Series A Senior Notes, $10,054,000 Series B Senior Notes, $8,689,000 Senior Acquisition Notes, $7,568,000 Series A Subordinated Notes and $9,632,000 of its Series B Subordinated Notes. In connection with the issuance of the Notes and Bank Credit Agreement, the Company amended its existing loan agreement (the "Amended Existing Agreement") which extended the maturity of a portion of the Company's existing senior and subordinated debt from its then current maturity of December 31, 1996 to December 31, 1997. Of the $40,615,000 of remaining notes under the Amended Existing Agreement, $15 million is due December 31, 1997. All the notes under the Amended Existing Agreement rank pari passu with the debt issued under the Bank Credit Agreement. Concurrent with the refinancing, the Company redeemed 17.2 shares of 8% Cumulative Redeemable Preferred Stock ("Senior Preferred Stock") at a price of $22,865,000 (see Note 5) and 606.478 shares of Class C Common Stock at a price of $16,557,000 (see Note 6).

The interest rate under the Bank Credit Agreement will be based, at the Company's option, on the lender's (i) ABR; (ii) Eurodollar or (iii) CD rates (each as defined therein), each plus an applicable margin which is based on the Company's ratio of Total Funded Debt to Operating Cash Flow (as defined therein). Interest rates will be adjusted monthly, with the applicable margins varying between .5% to 1.5% for the ABR rate, 1.5% to 2.5% for the Eurodollar rate, and 1.625% to 2.625% for the CD rate. The Company is required to pay to the lender an annual commitment and an annual agency fee. The interest rate at December 31, 1995 was 7.25%.

Borrowings under the Bank Credit Agreement are subject to a maximum available amount (the "Maximum Amount"), currently $57.6 million, and may be repaid and reborrowed at any time. The Maximum Amount is being reduced in varying quarterly amounts beginning June 30, 1995 through December 31, 2000. Principal amounts outstanding on such dates must be repaid to reduce total outstanding principal to at least the Maximum Amount. Generally, the Company may prepay a greater amount of borrowed funds than is required without premium or penalty, except for certain breakage costs associated with prepayment of CD and Eurodollar loans.

The Series A Senior Notes require principal payments of $260,000 on each June 30 and December 31 through June 30, 1996, with the remaining $15,000,000 due on December 31, 1997. In consideration for extending this maturity to 1997 the Company will be required to pay a 3% premium or $450,000 upon maturity. The Company has recorded the liability for this premium. The Series B Senior Notes require principal payments of $359,000 on each June 30 and December 31 through June 30, 1996 with the remaining $2,364,000 due December 31, 1996. The Series C Senior Notes and Series D Senior Notes are due in full on December 31, 1996. A principal payment on Senior Acquisition Notes totaling $214,000 is due on June 30, 1996 with the remaining $3,147,000 due on December 31, 1996. Interest is payable in semi-annual installments on June 30 and December 31.

The Notes mature on December 15, 2003. Interest on the Notes accrues at the rate of 9 5/8% per annum and will be payable semiannually in arrears on June 15, and December 15. Although the Notes are general unsecured obligations of the Company and are subordinate to all indebtedness, the Notes are guaranteed jointly and severally by each of the Company's subsidiaries.

As of December 31, 1995, scheduled maturities, including discounts, are summarized as follows:

            1996 .........................   $ 24,145,000
            1997 .........................     15,000,000
            1998 .........................             --
            1999 .........................      9,000,000
            2000 .........................     15,000,000
            Thereafter ...................    100,000,000
                                             ------------
                                             $163,145,000

              SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The Notes, Bank Credit Agreement and Amended Existing Agreement of the Company contain covenants which, among other restrictions, require the maintenance of certain financial ratios and cash flow, restrict asset purchases and the encumbrance of existing assets, require lender approval for proposed acquisitions, and limit the incurrence of additional indebtedness and the payment of dividends.

The Company has estimated the fair value of long-term debt at December 31, 1995 to approximate the carrying value. The fair value was estimated by discounting the future cash flows of loans with similar terms and remaining maturities at the Company's current borrowing rate.

4. INCOME TAXES

The Company accounts for income taxes in accordance with Financial Accounting Standards Statement No. 109, "Accounting for Income Taxes" ("FAS 109"), which mandates the liability method for computing deferred income taxes. The provision for income taxes charged to continuing operations was as follows:


                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    1995
                                                                    ----
          Current tax expense:
            Federal .......................................    $    373,000
            State .........................................       1,265,000
                                                               ------------
                                                                  1,638,000

          Deferred tax expense (benefit):
            Federal .......................................      (7,000,000)
            State .........................................         116,000
                                                               ------------
                                                                 (6,884,000)

          Benefit of acquired loss carryforward used to re-
            duce goodwill .................................         484,000
                                                               ------------
          Total benefit ...................................    $ (4,762,000)
                                                               ============


Reconciling amounts, stated below as a percentage of pretax income, between the statutory federal income tax rate and the Company's effective tax rate are as follows:


                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                     1995
                                                                     ----
          U.S. federal statutory rate .......................        35.0%
          State and local taxes, net ........................         5.1%
          Amortization of goodwill ..........................         1.3%
          Realized benefit for net operating losses .........       (27.1)%
          Other .............................................         0.3%
          Change in valuation allowance .....................       (41.7)%
                                                                    -----
          Effective tax rate ................................       (27.1)%
                                                                    =====


The components of the net deferred tax asset are as follows:


                                              DECEMBER 31,
                                                  1995
                                                  ----
          Property and equipment .........    $ (744,000)
          Programming rights .............     3,498,000

              SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

          Bad debts ................................          443,000
          Intangible assets ........................          745,000
          Music license fees .......................           12,000
          Net operating loss carryforwards .........       25,373,000
          Other ....................................         (944,000)
                                                           ----------
                                                           28,383,000
          Less -- valuation allowance ..............      (21,057,000)
                                                          -----------
          Net deferred tax asset ...................    $   7,326,000
                                                        =============


At December 31, 1995, the Company had net operating loss carryforwards of approximately $60,303,000 for federal income tax purposes, available to reduce future taxable income. To the extent not used, federal net operating loss carryforwards expire in varying amounts beginning in 2002. In addition, the Company had net operating loss carryforwards of approximately $44,147,000 for state and local income tax purposes in various jurisdictions. Under FAS 109, the Company has recorded valuation allowances against the realization of the federal and state and local tax benefits resulting from net operating losses in the amounts of $16,647,000 at December 31, 1995. In 1995, the valuation allowance decreased by $11,438,000, of this $7,326,000 was a result of the determination by management that it is more likely than not that certain deferred tax assets will be utilized in future periods. The remaining valuation allowances are based on management's estimates and analysis, which include the impact of tax laws which may limit the Company's ability to utilize such loss carryforwards.

A corporation that undergoes a "change of ownership" pursuant to Section 382 of the Internal Revenue Code is subject to limitations on the amount of its net operating loss carryforwards which may be used in the future. An ownership change occurred on January 4, 1996. The Company estimates the limitation on the net operating loss will not have a material adverse impact on the Company's consolidated financial position or results of operations. No assurance can be given that an ownership change will not occur as a result of other transactions entered into by the Company, or by certain other parties over which the Company has no control. If a "change in ownership" for income tax purposes occurs, the Company's ability to use "pre-change losses" could be postponed or reduced, possibly resulting in accelerated or additional tax payments which, with respect to tax periods beyond 1995, could have a material adverse impact on the Company's consolidated financial position or results of operations.

In addition, net operating loss carryforwards acquired through the acquisition of a corporation are also subject to limitations on the amount which may be used in the future. If the acquired net operating loss carryforwards are utilized, the tax benefit will result in an adjustment to the purchase price allocations of the acquired corporation. As a result of the acquisition of Act III Broadcasting of Dayton, Inc. (formerly Meridian Communications Corporation) and Act III Broadcasting of West Virginia, Inc. (formerly West Virginia Telecasting, Inc.) by the Company, federal tax net operating loss carryforwards were acquired. During 1995, the Company utilized approximately $1.4 million of the acquired net operating loss carryforwards with a resulting reduction of approximately $.5 million to goodwill.

5. 8% CUMULATIVE REDEEMABLE PREFERRED STOCK ("SENIOR PREFERRED STOCK")

Dividends accrue on the outstanding shares of the Senior Preferred Stock at a rate of 8% per annum of the dividend base. The dividend base is the number of shares outstanding times $1,000,000 per share plus accrued dividends and is adjusted on December 31 of each year for dividends accrued during the year. The accrued dividends converted to shares of Senior Preferred Stock on December 31, 1995 at $1,000,000 per share. All dividends earned subsequent to that date shall be paid, in cash, on each December 31. With the exception of stock dividends on securities that are subordinate to the Senior Preferred Stock, dividends may not be paid on the Class A Common Stock or Class C Common Stock

              SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

until all accrued dividends relating to the Senior Preferred Stock are paid and there is no outstanding mandatory redemption obligation. Accretion to record the value of the Senior Preferred Stock at its redemption value on its scheduled redemption date is calculated using the effective interest method. Such amounts have been charged to additional paid-in capital in the accompanying financial statements. Holders of the Senior Preferred Stock are entitled to elect one director if any dividends payable are in arrears and unpaid for two consecutive periods or the Company fails to discharge its mandatory redemption obligation and have no voting rights except under certain specified circumstances.

The Company has estimated the fair value of the Senior Preferred Stock at December 31, 1995 to approximate the carrying value based on the recently negotiated redemption values.

In connection with the issuance of the Notes and the Bank Credit Agreement, the Company redeemed 17.2 shares of Senior Preferred Stock at a price of $1,000,000 per share plus accrued dividends totaling $22,865,000. The mandatory redemption on the remaining 16.627 shares of Senior Preferred Stock has been extended from December 31, 1996 to December 31, 2004. Beginning January 1, 1994, the dividend on the Senior Preferred Stock increased to 9% from 8%. On January 1, 1997, the dividend rate will increase to 11% per annum. Dividends are payable in cash or in-kind at the Company's option. The Senior Preferred Stock will be redeemable, in whole or in part, at anytime without premium. If the Senior Preferred Stock is outstanding after December 31, 1996, the holders are entitled to a one-time 2% dividend payable at redemption. Beginning January 1, 2000, the Company will issue to the holders of Senior Preferred Stock, warrants to purchase Class C Common Stock every three months.

Each holder will receive thirty-six and one-half warrants for each share of Senior Preferred Stock owned. Each warrant will entitle the holder to purchase one share of Class C Common Stock at a price of $27,397 per share. A warrant may be exercised with cash or by tendering Senior Preferred Stock to the Company. The warrants expire at the end of each three month period.

6. SHAREHOLDERS' DEFICIT

Class C Common Stock is convertible into Class A Common Stock on a one-to-one ratio upon the occurrence of certain events. Any necessary approval of the FCC must be obtained prior to all stock conversions.

Holders of the Class A Common Stock are entitled to one vote per share on all matters submitted to shareholder vote. Holders of Class C Common Stock have no voting rights except under certain specified circumstances.

In the event of liquidation, dissolution or winding-up of the affairs of the Company, the holders of Class A Common Stock and Class C Common Stock are entitled to share ratably, based on the number of shares held by each holder, in the remaining assets of the Company.

Holdings  has  pledged  all of its  Class A  Common  Stock of the  Company  (the
"Holdings Pledge") to secure a promissory note (the "Holdings Note") in the amount of $12 million held by Mediafin USA Incorporated, a Delaware corporation ("Mediafin") and a wholly owned subsidiary of Tractebel S.A., a Belgian company. Any foreclosure by Mediafin on the Company's stock, however, would require prior approval of the FCC. Current FCC rules restrict foreign ownership of broadcast companies and Mediafin is owned by a foreign entity. The Holdings Note is assignable in whole or in part, however, the Holdings Pledge of the Company's Class A Common Stock to Mediafin is not assignable without Holdings' consent.

On November 30, 1989, the Company implemented a stock option plan (the "Plan") whereby 250 shares of the authorized but unissued shares of Class B Common Stock have been reserved for issuance upon the exercise of nonqualified stock options to be granted to certain key personnel. These options are exercisable for a period of up to ten years from the date of grant. The Class B Common Stock is convertible into Class A Common Stock at a ratio of one-to-one upon the occurrence of certain events.

              SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The following options were outstanding under the Plan at December 31, 1995:



                                                                        PER SHARE
                                                                        EXERCISE
                                                            NUMBER        PRICE
                                                            ------        -----
     Options outstanding at December 31, 1994 .........       250.0
     Option granted during 1995 .......................        33.0     $11,850
                                                              -----
     Options outstanding at December 31, 1995 .........       283.0
                                                              =====


No options were exercised during the year ended December 31, 1995. There is no compensation expense associated with the options granted in 1995 as the exercise price approximates the fair value at the date of the grant.

7. LEASES

The Company has operating lease agreements for land, office space, office equipment and other property which expire on various dates through 2005. Rental expense was $691,000 during the year ended December 31, 1995.

As of December 31, 1995, minimum required annual payments under noncancelable operating leases are as follows:

       1996 .......................    $  650,000
       1997 .......................       620,000
       1998 .......................       594,000
       1999 .......................       595,000
       2000 .......................       510,000
       Thereafter .................     2,518,000
                                       ----------
                                       $5,487,000
                                       ==========

8. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company paid interest of $16,862,000 during the year ended December 31, 1995.

During the year ended December 31, 1995 the programming rights increased $12,913,000, due to the assumption of programming liabilities.

During the year ended December 31, 1995 the Company paid approximately $995,000 for income taxes.

9. COMMITMENTS AND CONTINGENCIES

The Company has executed contracts for programming rights totaling approximately $18,961,000 at December 31, 1995, for which the broadcast period has not begun. Accordingly, the asset and related liability are not recorded at such dates.

The Company currently and from time to time is involved in litigation incidental to the conduct of its business. In the opinion of management, no existing or contingent claims will have a material adverse effect on the Company's financial position or results of operations.

The Company has entered into employment contracts with two of its executive officers in the minimum aggregate amount of $425,000 payable annually commencing June 1, 1993 and ending December 31, 1996. In addition, the Company has quarterly bonus arrangements for its executive officers which are based on achieving budgeted performance goals. Such budgeted performance goals have been met historically.

              SULLIVAN BROADCASTING COMPANY, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The Company has no post-retirement or post-employment benefit plans.

10. RELATED PARTY TRANSACTIONS

The Company has a management agreement with Holdings to reimburse certain salary and operating expenses incurred on behalf of the Company. Operating expenses include reimbursements to Holdings for $6,100 per month representing an allocable share of rent paid by Holdings under its lease. During the year ended December 31, 1995, the Company paid $913,000 in management fees and other charges to Holdings. Such amounts have been included in selling, general and administrative expenses in the Company's consolidated statements of operations.

A former member of the Company's Board of Directors, who was a member from 1990 through October 1993, also serves as Chairman and President of the Buffalo Sabres, a professional hockey team. Total programming rights fees payable to the Buffalo Sabres are $340,000 at December 31, 1995.

11. SUBSEQUENT EVENT

On January 4, 1996, A-3 Acquisition, Inc. ("A-3") acquired substantially all of the outstanding stock of the Company for approximately $517,000,000 plus certain amounts defined in the purchase and sale agreement which are based on working capital and less the amounts necessary to repurchase or repay the existing indebtedness of the Company. The acquisition will be accounted for by the purchase method. Accordingly, the results of operations of the Company will be included with those of A-3 for periods subsequent to the date of acquisition.

The unaudited pro forma combined condensed balance sheet of the Company and A-3 as of December 31, 1995 after giving effect to certain pro forma adjustments is as follows:

                      ASSETS
    Current assets ............................. $ 49,728,000
    Property and equipment, net ................   44,164,000
    Other assets and intangible assets .........  649,054,000
                                                 ------------
                                                 $742,946,000
                                                 ============

            LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities ........................ $ 29,043,000
    Long-term debt .............................  488,395,000
    Shareholders' equity .......................  225,508,000
                                                 ------------
                                                 $742,946,000
                                                 ============


The unaudited pro forma combined results of operations of the Company and A-3 for the year ended December 31, 1995 after giving effect to certain pro forma adjustments are as follows:

  Net revenues ..................   $ 101,082,000
  Net loss ......................   $ (10,367,000)


                                    ANNEX A



                   SECTION 262 OF THE GENERAL CORPORATION LAW
                    OF THE STATE OF DELAWARE APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation or consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation: and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more share, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

               a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

               b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a nation market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

               c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a and b of this paragraph; or

               d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a, b and c of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidated has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this  section;  provided  that,  if the  notice  is given  on or after  the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of deter-mining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall by borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial up on the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporate pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holder of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Amendment and Restatement and By-Laws of Sinclair state that Sinclair shall indemnify, and advance expenses to, its directors and officers whether serving Sinclair or at the request of another entity to the fullest extent permitted by and in accordance with Section 2-418 of the Maryland General Corporation Law. Section 2-418 contains certain provisions which establish that a Maryland corporation may indemnify any director or officer made party to any proceeding by reason of service in that capacity, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with such proceeding unless it is established that the director's or officer's act or omission was material to the matter giving rise to the proceeding and the director or officer (i) acted in bad faith or with active and deliberate dishonesty; (ii) actually received an improper personal benefit in money, property or services; or (iii) in the case of a criminal proceeding, had reasonable cause to believe that his act was unlawful. However, if the proceeding was one by or in the right of the corporation, indemnification may not be made if the director or officer is adjudged to be liable to the corporation. The statute also provides for indemnification of directors and officers by court order.

     Section 12 of Article II of the Amended By-Laws of Sinclair provides as follows:

     A director shall perform his duties as a director, including his duties as a member of any Committee of the Board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the
Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by:

           (a) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

           (b) counsel, certified public accountants, or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or

           (c) a Committee of the Board upon which he does not serve, duly designated in accordance with a provision of the Articles of Incorporation or the By-Laws, as to matters within its designated authority, which Committee the director reasonably believes to merit confidence.

           A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted. A person who performs his duties in compliance with this Section shall have no liability by reason of being or having been a director of the Corporation.

          Sinclair has also entered into indemnification agreements with certain officers and directors which provide that Sinclair shall indemnify and advance expenses to such officers and directors to the fullest extent permitted by applicable law in effect on the date of the agreement, and to such greater extent as applicable law may thereafter from time to time permit. Such agreements provide for the advancement of expenses (subject to reimbursement if it is ultimately determined that the officer or director is not entitled to indemnification) prior to the disposition of any claim or proceeding.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


  EXHIBIT
  NUMBER                                              DESCRIPTION
  ------                                              -----------

  2.1        See Exhibit Numbers 10.66 and 10.67
  3.1        Amended and Restated Articles of Incorporation (1)
  3.2        Amended By-Laws of Sinclair Broadcast Group, Inc., as amended as of May 31, 1995 (2)
  4.1        Indenture, dated as of December 9, 1993, among Sinclair Broadcast Group, Inc., its wholly-owned subsidiaries and First Union National Banks of North Carolina, as trustee.
             (2)
  4.2        Indenture, dated as of August 28, 1995, among Sinclair Broadcast Group, Inc., its wholly-
             owned subsidiaries and the United States Trust Company of New York as trustee. (2)
  4.3        Form of Senior Subordinated Indenture among Sinclair Broadcast Group, Inc. and First
             Union National Bank, as trustee. (9)
  4.4        Form of First Supplemental Indenture among Sinclair Broadcast Group, Inc. the Guaran-
             tors named therein and First Union National Bank, as trustee, including Form of Note. (9)
  5.1*       Opinion of Wilmer, Cutler & Pickering as to the legality of the Class A Common Stock
  5.2*       Opinion of Thomas & Libowitz as to the legality of the Class A Common Stock
 10.1        Asset Purchase Agreement, dated as of April 10, 1996, by and between River City Broadcast-
             ing, L.P. as seller and Sinclair Broadcast Group, Inc. as buyer. (3)
 10.2        Option Agreement, dated as of April 10, 1996, by and among River City Broadcasting, L.P., as sellers and Sinclair Broadcast Group, Inc. (3)
 10.3        Modification Agreement, dated as of April 10, 1996, by and between River City Broadcast
             Group, L.P. as seller, and Sinclair Broadcast Group, Inc. as buyer, with reference to Asset
             Purchase Agreement. (3)
 10.4        Stock Option Agreement dated April 10, 1996 by and between Sinclair Broadcast Group, Inc.
             and Barry Baker. (10)
 10.5        Employment Agreement, dated as of April 10, 1996, with Barry Baker. (1)
 10.6        Indemnification Agreement, dated as of April 10, 1996, with Barry Baker. (1)
 10.7        Time Brokerage Agreement, dated as of May 31, 1996, by and among Sinclair Communica-
             tions, Inc., River City Broadcasting, L.P. and River City License Partnership and Sinclair
             Broadcast Group, Inc. (1)
 10.8        Registration Rights Agreement, dated as of May 31, 1996, by and between Sinclair Broadcast
             Group, Inc. and River City Broadcasting, L.P. (1)
 10.9        Time Brokerage Agreement, dated as of August 3, 1995, by and between River City Broad-
             casting, L.P. and KRRT, Inc. and Assignment and Assumption Agreement dated as of May
             31, 1996 by and among KRRT, Inc., River City Broadcasting, L.P. and KABB, Inc. (as As-
             signee of Sinclair Broadcast Group, Inc.). (1)
 10.10       Loan Agreement, dated as of July 7, 1995, by and between Keymarket of South Carolina, Inc.
             and River City Broadcasting, L.P. and First Amendment to Loan Agreement dated as of May
             24, 1996. (1)
 10.11       Option Agreement, dated as of July 7, 1995, by and among Keymarket of South Carolina,
             Kerby E. Confer and River City Broadcasting, L.P. (1)
 10.12       Letter Agreement, dated August 20, 1996, between Sinclair Broadcast Group, Inc., River City
             Broadcasting, L.P. and Fox Broadcasting Company. (4)
 10.13       Asset Purchase Agreement, dated January 31, 1997, by and between Channel 21, L.P. and
             KUPN, Inc. (10)

  EXHIBIT
  NUMBER                                             DESCRIPTION
  ------                                             -----------
10.14        Promissory Note, dated as of May 17, 1990, in the principal amount of $3,000,000 among
             David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (as makers)
             and Sinclair Broadcast Group, Inc., Channel 63, Inc., Commercial Radio Institute, Inc.,
             WTTE, Channel 28, Inc. and Chesapeake Television, Inc. (as holders). (5)
10.15        Term Note, dated as of September 30, 1990, in the principal amount of $7,515,000 between
             Sinclair Broadcast Group, Inc. (as borrower) and Julian S. Smith (as lender). (6)
10.16        Replacement Term Note dated as of September 30, 1990 in the principal amount of
             $6,700,000 between Sinclair Broadcast Group, Inc. (as borrower) and Carolyn C. Smith (as lender) (2)
10.17        Note dated as of September 30, 1990 in the principal amount of $1,500,000 between
             Frederick G. Smith, David D. Smith, J. Duncan Smith and Robert E. Smith (as borrowers and Sinclair Broadcast Group, Inc. (as lender) (5)
10.18        Amended and Restated Note dated as of June 30, 1992 in the principal amount of
             $1,458,489 between Frederick G. Smith, David D. Smith, J. Duncan Smith and Robert E.
             Smith (as borrowers) and Sinclair Broadcast Group, Inc. (as lender) (5)
10.19        Term Note dated August 1, 1992 in the principal amount of $900,000 between Frederick
             G. Smith, David D. Smith, J. Duncan Smith and Robert E. Smith (as borrowers) and
             Commercial Radio Institute, Inc. (as lender) (5)
10.20        Management Agreement dated as of January 6, 1992 between Keyser Communications,
             Inc. and WPGH, Inc. (5)
10.21        Promissory Note dated as of December 28, 1986 in the principal amount of $6,421,483.53 between Sinclair Broadcast Group, Inc. (as maker) and Frederick H. Himes, B. Stanley
             Resnick and Edward A. Johnston (as representatives for the holders) (5)
10.22        Term Note dated as of March 1, 1993 in the principal amount of $6,559,000 between Julian
             S. Smith and Carolyn C. Smith (as makers-borrowers) and Commercial Radio Institute,
             Inc. (as holder-lender) (5)
10.23        Restatement of Stock Redemption Agreement by and among Sinclair Broadcast Group,
             Inc. and Chesapeake Television, Inc., et al. dated June 19, 1990 (5)
10.24        Corporate Guaranty Agreement dated as of September 30, 1990 by Chesapeake Televi-
             sion, Inc., Commercial Radio, Inc., Channel 63, Inc. and WTTE, Channel 28, Inc. (as
             guarantors) to Julian S. Smith and Carolyn C. Smith (as lenders) (5)
10.25        Security Agreement dated as of September 30, 1990 among Sinclair Broadcast Group, Inc.,
             Chesapeake Television, Inc., Commercial Radio Institute, Inc., WTTE, Channel 28, Inc.
             and Channel 63, Inc. (as borrowers and subsidiaries of the borrower) and Julian S. Smith and Carolyn C. Smith (as lenders) (5)
10.26        Term Note dated as of September 22, 1993, in the principal amount of $1,900,000 between
             Gerstell Development Limited Partnership (as maker-borrower) and Sinclair Broadcast
             Group, Inc. (as holder-lender) (5)
10.27        Third Amended and Restated Credit Agreement, dated as of May 20, 1997, by and among
             Sinclair Broadcast Group, Inc., Certain Subsidiary Guarantors, Certain Lenders and the
             Chase Manhattan Bank as Agent. (11)
10.28        Incentive Stock Option Plan for Designated Participants. (2)
10.29        Incentive Stock Option Plan of Sinclair Broadcast Group, Inc. (2)
10.30        First Amendment to Incentive Stock Option Plan of Sinclair Broadcast Group, Inc.,
             adopted April 10, 1996. (10)

  EXHIBIT
  NUMBER                                             DESCRIPTION
  ------                                             -----------
10.31        Second Amendment to Incentive Stock Option Plan of Sinclair Broadcast Group, Inc.,
             adopted May 31, 1996. (10)
10.32        1996 Long Term Incentive Plan of Sinclair Broadcast Group, Inc. (10)
10.33        Employment Agreement by and between Sinclair Broadcast Group, Inc. and Robert E.
             Smith, dated as of June 12, 1995. (10)
10.34        Employment Agreement by and between Sinclair Broadcast Group, Inc. and J. Duncan
             Smith, dated as of June 12, 1995. (10)
10.35        Employment Agreement by and between Sinclair Broadcast Group, Inc. and Frederick G.
             Smith, dated as of June 12, 1995. (10)
10.36        Employment Agreement by and between Sinclair Broadcast Group, Inc. and David D.
             Smith, dated as of June 12, 1995. (10)
10.37        Common Stock Option dated as of August 26, 1994 by and between Communications
             Corporation of America (as optionee) and Sinclair Broadcast Group, Inc. (as optionor) (2)
10.38        Common Non-Voting Capital Stock Option dated as of May 3, 1995 by and between
             Sinclair Broadcast Group, Inc. and William Richard Schmidt, as trustee (2)
10.39        Common Non-Voting Capital Stock Option dated as of May 3, 1995 by and between
             Sinclair Broadcast Group, Inc. and C. Victoria Woodward, as trustee (2)
10.40        Common Non-Voting Capital Stock Option dated as of May 3, 1995 by and between
             Sinclair Broadcast Group, Inc. and Dyson Ehrhardt, as trustee (2)
10.41        Common Non-Voting Capital Stock Option dated as of May 3, 1995 by and between
             Sinclair Broadcast Group, Inc. and Mark Knobloch, as trustee (2)
10.42        Agreement and Plan of Merger of Keyser Communications, Inc. into Sinclair Broadcast
             Group, Inc. dated May 4, 1995 and Articles of Merger dated May 4, 1995 (2)
10.43        Amended and Restated Asset Purchase Agreement by and between River City Broadcast-
             ing, L.P. and Sinclair Broadcast Group, Inc. dated as of April 10, 1996 and amended and restated as of May 31, 1996 (7)
10.44        Group I Option Agreement by and among River City Broadcasting, L.P. and Sinclair
             Broadcast Group, Inc. dated as of May 31, 1996 (7)
10.45        Columbus Option Agreement by and among River City Broadcasting, L.P. and River City
             License Partnership and Sinclair Broadcast Group, Inc. dated as of May 31, 1996 (7)
10.46        Option Agreement dated as of May 24, 1994 between Kansas City TV 62 Limited Partner-
             ship and the Individuals Named Herein, on Behalf of an Entity To Be Formed (1)
10.47        Option Agreement dated as of May 24, 1994 between Cincinnati 64 Limited Partnership and the Individuals Named Herein, on Behalf of an Entity To Be Formed (1)
10.48        Stock Purchase Agreement dated as of March 1, 1996 by and between Sinclair Broadcast
             Group, Inc. and The Stockholders of Superior Communications Group, Inc. (1)
10.49        Asset Purchase Agreement dated as of January 16, 1996 by and between Bloomington
             Comco, Inc. And WYZZ, Inc. (1)
10.50        Asset Purchase Agreement dated as of June 10, 1996 by and between WTTE, Channel 28,
             Inc. and WTTE, Channel 28 Licensee, Inc. and Glencairn, Ltd. (1)
10.51        Asset Purchase Agreement dated April 10, 1996 by and between KRRT, Inc. and SBGI,
             Inc. (8)
10.52        Agreement for the purchase of assets dated as of January 16, 1996 and escrow agreement dated as of January 16, 1996 between Bloomington Comco, Inc. and Sinclair Broadcast
             Group (6)

  EXHIBIT
  NUMBER                                              DESCRIPTION
  ------                                              -----------
10.53        Stock Purchase Agreement dated as of March 1, 1996 by and among Sinclair Broadcast
             Group, Inc. and PNC Capital Corp., Primus Capital Fund II, Ltd., Albert M. Holtz, Perry
             A. Sook, Richard J. Roberts, George F. Boggs, Albert M. Holtz, as Trustee for the Irre-
             vocable Deed of Trust for Tara Ellen Holtz, dated December 6, 1994, and Albert M. Holtz as trustee for the Irrevocable Deed of Trust for Meghan Ellen Holtz, dated December 6,
             1994 (6)
10.54        Primary Television Affiliation Agreement dated as of March 24, 1997 by and between
             American Broadcasting Companies, Inc., River City Broadcasting, L.P. and Chesapeake
             Television, Inc. (Confidential treatment has been requested. The copy filed omits the in-
             formation subject to a confidentiality request.)
10.55        Primary Television Affiliation Agreement dated as of March 24, 1997 by and between
             American Broadcasting Companies, Inc., River City Broadcasting, L.P. and WPGH, Inc.
             (Confidential treatment has been requested. The copy filed omits the information subject to a confidentiality request.)
10.56        Asset Purchase Agreement by and among Entertainment Communications, Inc., Tuscaloosa
             Broadcasting, Inc., Sinclair Radio of Portland Licensee, Inc. and Sinclair Radio of Roch-
             ester Licensee, Inc., dated as of January 26, 1998. (13)
10.57        Time Brokerage Agreement by and among Entertainment Communications, Inc.,
             Tuscaloosa Broadcasting, Inc., Sinclair Radio of Portland Licensee, Inc. and Sinclair Radio
             or Rochester Licensee, Inc., dated as of January 26, 1998. (13)
10.58        Stock Purchase Agreement by and among the sole stockholders of Montecito Broadcasting
             Corporation, Montecito Broadcasting Corporation and Sinclair Communications, Inc.,
             dated as of February 3, 1998. (13)
10.59        Stock Purchase Agreement by and among Sinclair Communications, Inc., the stockholders of Max Investors, Inc., Max Investors, Inc. and Max Media Properties LLC., dated as of
             December 2, 1997. (13)
10.60        Asset Purchase Agreement by and among Sinclair Communications, Inc., Max Manage-
             ment LLC and Max Media Properties LLC., dated as of December 2, 1997. (13)
10.61        Asset Purchase Agreement by and among Sinclair Communications, Inc., Max Television
             Company, Max Media Properties LLC and Max Media Properties II LLC., dated as of
             December 2, 1997. (13)
10.62        Asset Purchase Agreement by and among Sinclair Communications, Inc., Max Television
             Company, Max Media Properties LLC and Max Media Properties II LLC., dated as of
             January 21, 1998. (13)
10.63        Asset Purchase Agreement by and among Tuscoloosa Broadcasting, Inc., WPTZ Licensee,
             Inc., WNNE Licensee, Inc., and STC Broadcasting of Vermont, Inc., dated as of February 3,
             1998. (13)
10.64        Stock Purchase Agreement by and among Sinclair Communications, Inc. and the stockholders of Lakeland Group Television, Inc., dated as of November 14, 1997. (13)
10.65        Stock Purchase Agreement by and among Sinclair Communications, Inc., the stockholders of
             Max Radio, Inc., Max Radio Inc. and Max Media Properties LLC, dated as of December 2,
             1997. (13)
10.66        Agreement and Plan of Merger among Sullivan Broadcasting Company II, Inc., Sinclair
             Broadcast Group, Inc., and ABRY Partners, Inc. Effective as of February 23, 1998. (13)
10.67        Agreement and Plan of Merger among Sullivan Broadcast Holdings, Inc., Sinclair Broadcast
             Group, Inc., and ABRY Partners, Inc. Effective as of February 23, 1998. (13)

  EXHIBIT
  NUMBER                                            DESCRIPTION
  ------                                            -----------

10.68        Amendment No. 1 dated as of September 2, 1997 to the Third Amended and Restated
             Credit Agreement dated as of May 20, 1997 by and among Sinclair Broadcast Group, Inc., certain Subsidiary Guarantors, certain Lenders and The Chase Manhattan Bank as Agent.
                 (12)
21           Subsidiaries of the Registrant (13)
23.1         Consent of Arthur Andersen LLP, independent certified public accountants
23.2         Consent of Price Waterhouse LLP, independent certified public accountants, relating to financial statements of Sullivan Broadcast Holdings, Inc. and Subsidiaries
23.3         Consent of Price Waterhouse LLP, independent accountants, relating to financial state-
             ments of Sullivan Broadcasting Company, Inc. and Subsidiaries
23.4         Consent of KPMG Peat Marwick LLP, independent accountants, relating to financial statements of Max Media Properties LLC
24           Powers of Attorney (Included in the signature pages to the Registration Statement)

----------
 *  To be supplied by amendment.


 (1) Incorporated by reference from Sinclair's Report on Form 10-Q/A for the quarterly period ended June 30, 1996


 (2) Incorporated by reference from Sinclair's Registration Statement on Form S-1, No. 33-90682

 (3) Incorporated by reference from Sinclair's Report on Form 10-Q for the quarterly period ended March 31, 1996

 (4) Incorporated by reference from Sinclair's Report on Form 10-Q for the quarterly period ended September 30, 1996.

 (5) Incorporated by reference from Sinclair's Registration Statement on Form S-1, No. 33-69482

 (6) Incorporated by reference from Sinclair's Report on Form 10-K for the annual period ended December 31, 1995.

 (7) Incorporated by reference from Sinclair's Amended Current Report on Form 8-K/A, filed May 9, 1996.

 (8) Incorporated by reference from Sinclair's Current Report on Form 8-K, filed May 17, 1996.

 (9) Incorporated by reference from Sinclair's Current Report on Form 8-K, dated as of December 16, 1997.

(10) Incorporated by reference from Sinclair's Report on Form 10-K for the annual period ended December 31, 1996.

(11) Incorporated by reference from Sinclair's Report on Form 10-Q for the quarterly period ended June 30, 1997.

(12) Incorporated by reference from Sinclair's Report on Form 10-Q for the quarterly period ended September 30, 1997.

(13) Incorporated by reference from Sinclair's Report on Form 10-K for the annual period ended December 31, 1997.

ITEM 22. UNDERTAKINGS

     Each of the undersigned registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Each of the undersigned registrants also hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Each of the undersigned registrants hereby undertakes:

          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Each of the undersigned registrants hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuers undertake that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     Each of the registrants undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrants certify that they have reasonable grounds to believe that they meet all of the requirements for filing on Form S-4 and have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, Maryland on the 5th day of May, 1998.


                                     SINCLAIR BROADCAST GROUP, INC.

                                     By: /s/ David D. Smith
                                         --------------------------------------
                                         David D. Smith
                                         Chief Executive Officer and President


     Each person whose signature appears below hereby appoints David D. Smith and David B. Amy, and both of them, either of whom may act without the joinder of the other, as his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as full and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or their substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                              TITLE                        DATE
          ---------                              -----                        ----

      /s/ David D. Smith        Chairman of The Board,                    May 5, 1998
---------------------------     Chief Executive Officer, President and
        David D. Smith          Director (Principal Executive Officer)

      /s/ David B. Amy          Chief Financial Officer (Principal        May 5, 1998
---------------------------     Financial and Accounting Officer)
         David B. Amy

   /s/ Frederick G. Smith       Director                                  May 5, 1998
---------------------------
     Frederick G. Smith

    /s/ J. Duncan Smith         Director                                  May 5, 1998
---------------------------
      J. Duncan Smith

    /s/ Robert E. Smith         Director                                  May 5, 1998
---------------------------
      Robert E. Smith

    /s/ Basil A. Thomas         Director                                  May 5, 1998
---------------------------
      Basil A. Thomas

    /s/ Lawrence E. McCanna     Director                                  May 5, 1998
---------------------------
    Lawrence E. McCanna

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                              DESCRIPTION
  ------                                              -----------
  2.1        See Exhibit Numbers 10.66 and 10.67
  3.1        Amended and Restated Articles of Incorporation(1)
  3.2        Amended By-Laws of Sinclair Broadcast Group, Inc., as amended as of May 31, 1995 (2)
  4.1        Indenture, dated as of December 9, 1993, among Sinclair Broadcast Group, Inc., its wholly-owned subsidiaries and First Union National Banks of North Carolina, as trustee.
             (2)
  4.2        Indenture, dated as of August 28, 1995, among Sinclair Broadcast Group, Inc., its wholly-
             owned subsidiaries and the United States Trust Company of New York as trustee. (2)
  4.3        Form of Senior Subordinated Indenture among Sinclair Broadcast Group, Inc. and First
             Union National Bank, as trustee. (9)
  4.4        Form of First Supplemental Indenture among Sinclair Broadcast Group, Inc. the Guaran-
             tors named therein and First Union National Bank, as trustee, including Form of Note. (9)
  5.1*       Opinion of Wilmer, Cutler & Pickering as to the legality of the Class A Common Stock
  5.2*       Opinion of Thomas & Libowitz as to the legality of the Class A Common Stock
 10.1        Asset Purchase Agreement, dated as of April 10, 1996, by and between River City Broadcast-
             ing, L.P. as seller and Sinclair Broadcast Group, Inc. as buyer. (3)
 10.2        Option Agreement, dated as of April 10, 1996, by and among River City Broadcasting, L.P., as sellers and Sinclair Broadcast Group, Inc. (3)
 10.3        Modification Agreement, dated as of April 10, 1996, by and between River City Broadcast
             Group, L.P. as seller, and Sinclair Broadcast Group, Inc. as buyer, with reference to Asset
             Purchase Agreement. (3)
 10.4        Stock Option Agreement dated April 10, 1996 by and between Sinclair Broadcast Group, Inc.
             and Barry Baker. (10)
 10.5        Employment Agreement, dated as of April 10, 1996, with Barry Baker. (1)
 10.6        Indemnification Agreement, dated as of April 10, 1996, with Barry Baker. (1)
 10.7        Time Brokerage Agreement, dated as of May 31, 1996, by and among Sinclair Communica-
             tions, Inc., River City Broadcasting, L.P. and River City License Partnership and Sinclair
             Broadcast Group, Inc. (1)
 10.8        Registration Rights Agreement, dated as of May 31, 1996, by and between Sinclair Broadcast
             Group, Inc. and River City Broadcasting, L.P. (1)
 10.9        Time Brokerage Agreement, dated as of August 3, 1995, by and between River City Broad-
             casting, L.P. and KRRT, Inc. and Assignment and Assumption Agreement dated as of May
             31, 1996 by and among KRRT, Inc., River City Broadcasting, L.P. and KABB, Inc. (as As-
             signee of Sinclair Broadcast Group, Inc.). (1)
 10.10       Loan Agreement, dated as of July 7, 1995, by and between Keymarket of South Carolina, Inc.
             and River City Broadcasting, L.P. and First Amendment to Loan Agreement dated as of May
             24, 1996. (1)
 10.11       Option Agreement, dated as of July 7, 1995, by and among Keymarket of South Carolina,
             Kerby E. Confer and River City Broadcasting, L.P. (1)
 10.12       Letter Agreement, dated August 20, 1996, between Sinclair Broadcast Group, Inc., River City
             Broadcasting, L.P. and Fox Broadcasting Company. (4)
 10.13       Asset Purchase Agreement, dated January 31, 1997, by and between Channel 21, L.P. and
             KUPN, Inc. (10)

  EXHIBIT
  NUMBER                                             DESCRIPTION
  ------                                             -----------
10.14        Promissory Note, dated as of May 17, 1990, in the principal amount of $3,000,000 among
             David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (as makers)
             and Sinclair Broadcast Group, Inc., Channel 63, Inc., Commercial Radio Institute, Inc.,
             WTTE, Channel 28, Inc. and Chesapeake Television, Inc. (as holders). (5)
10.15        Term Note, dated as of September 30, 1990, in the principal amount of $7,515,000 between
             Sinclair Broadcast Group, Inc. (as borrower) and Julian S. Smith (as lender). (6)
10.16        Replacement Term Note dated as of September 30, 1990 in the principal amount of
             $6,700,000 between Sinclair Broadcast Group, Inc. (as borrower) and Carolyn C. Smith (as lender) (2)
10.17        Note dated as of September 30, 1990 in the principal amount of $1,500,000 between
             Frederick G. Smith, David D. Smith, J. Duncan Smith and Robert E. Smith (as borrowers and Sinclair Broadcast Group, Inc. (as lender) (5)
10.18        Amended and Restated Note dated as of June 30, 1992 in the principal amount of
             $1,458,489 between Frederick G. Smith, David D. Smith, J. Duncan Smith and Robert E.
             Smith (as borrowers) and Sinclair Broadcast Group, Inc. (as lender) (5)
10.19        Term Note dated August 1, 1992 in the principal amount of $900,000 between Frederick
             G. Smith, David D. Smith, J. Duncan Smith and Robert E. Smith (as borrowers) and
             Commercial Radio Institute, Inc. (as lender) (5)
10.20        Management Agreement dated as of January 6, 1992 between Keyser Communications,
             Inc. and WPGH, Inc. (5)
10.21        Promissory Note dated as of December 28, 1986 in the principal amount of $6,421,483.53 between Sinclair Broadcast Group, Inc. (as maker) and Frederick H. Himes, B. Stanley
             Resnick and Edward A. Johnston (as representatives for the holders) (5)
10.22        Term Note dated as of March 1, 1993 in the principal amount of $6,559,000 between Julian
             S. Smith and Carolyn C. Smith (as makers-borrowers) and Commercial Radio Institute,
             Inc. (as holder-lender) (5)
10.23        Restatement of Stock Redemption Agreement by and among Sinclair Broadcast Group,
             Inc. and Chesapeake Television, Inc., et al. dated June 19, 1990 (5)
10.24        Corporate Guaranty Agreement dated as of September 30, 1990 by Chesapeake Televi-
             sion, Inc., Commercial Radio, Inc., Channel 63, Inc. and WTTE, Channel 28, Inc. (as
             guarantors) to Julian S. Smith and Carolyn C. Smith (as lenders) (5)
10.25        Security Agreement dated as of September 30, 1990 among Sinclair Broadcast Group, Inc.,
             Chesapeake Television, Inc., Commercial Radio Institute, Inc., WTTE, Channel 28, Inc.
             and Channel 63, Inc. (as borrowers and subsidiaries of the borrower) and Julian S. Smith and Carolyn C. Smith (as lenders) (5)
10.26        Term Note dated as of September 22, 1993, in the principal amount of $1,900,000 between
             Gerstell Development Limited Partnership (as maker-borrower) and Sinclair Broadcast
             Group, Inc. (as holder-lender) (5)
10.27        Third Amended and Restated Credit Agreement, dated as of May 20, 1997, by and among
             Sinclair Broadcast Group, Inc., Certain Subsidiary Guarantors, Certain Lenders and the
             Chase Manhattan Bank as Agent. (11)
10.28        Incentive Stock Option Plan for Designated Participants. (2)
10.29        Incentive Stock Option Plan of Sinclair Broadcast Group, Inc. (2)
10.30        First Amendment to Incentive Stock Option Plan of Sinclair Broadcast Group, Inc.,
             adopted April 10, 1996. (10)

  EXHIBIT
  NUMBER                                             DESCRIPTION
  ------                                             -----------
10.31        Second Amendment to Incentive Stock Option Plan of Sinclair Broadcast Group, Inc.,
             adopted May 31, 1996. (10)
10.32        1996 Long Term Incentive Plan of Sinclair Broadcast Group, Inc. (10)
10.33        Employment Agreement by and between Sinclair Broadcast Group, Inc. and Robert E.
             Smith, dated as of June 12, 1995. (10)
10.34        Employment Agreement by and between Sinclair Broadcast Group, Inc. and J. Duncan
             Smith, dated as of June 12, 1995. (10)
10.35        Employment Agreement by and between Sinclair Broadcast Group, Inc. and Frederick G.
             Smith, dated as of June 12, 1995. (10)
10.36        Employment Agreement by and between Sinclair Broadcast Group, Inc. and David D.
             Smith, dated as of June 12, 1995. (10)
10.37        Common Stock Option dated as of August 26, 1994 by and between Communications
             Corporation of America (as optionee) and Sinclair Broadcast Group, Inc. (as optionor) (2)
10.38        Common Non-Voting Capital Stock Option dated as of May 3, 1995 by and between
             Sinclair Broadcast Group, Inc. and William Richard Schmidt, as trustee (2)
10.39        Common Non-Voting Capital Stock Option dated as of May 3, 1995 by and between
             Sinclair Broadcast Group, Inc. and C. Victoria Woodward, as trustee (2)
10.40        Common Non-Voting Capital Stock Option dated as of May 3, 1995 by and between
             Sinclair Broadcast Group, Inc. and Dyson Ehrhardt, as trustee (2)
10.41        Common Non-Voting Capital Stock Option dated as of May 3, 1995 by and between
             Sinclair Broadcast Group, Inc. and Mark Knobloch, as trustee (2)
10.42        Agreement and Plan of Merger of Keyser Communications, Inc. into Sinclair Broadcast
             Group, Inc. dated May 4, 1995 and Articles of Merger dated May 4, 1995 (2)
10.43        Amended and Restated Asset Purchase Agreement by and between River City Broadcast-
             ing, L.P. and Sinclair Broadcast Group, Inc. dated as of April 10, 1996 and amended and restated as of May 31, 1996 (7)
10.44        Group I Option Agreement by and among River City Broadcasting, L.P. and Sinclair
             Broadcast Group, Inc. dated as of May 31, 1996 (7)
10.45        Columbus Option Agreement by and among River City Broadcasting, L.P. and River City
             License Partnership and Sinclair Broadcast Group, Inc. dated as of May 31, 1996 (7)
10.46        Option Agreement dated as of May 24, 1994 between Kansas City TV 62 Limited Partner-
             ship and the Individuals Named Herein, on Behalf of an Entity To Be Formed (1)
10.47        Option Agreement dated as of May 24, 1994 between Cincinnati 64 Limited Partnership and the Individuals Named Herein, on Behalf of an Entity To Be Formed (1)
10.48        Stock Purchase Agreement dated as of March 1, 1996 by and between Sinclair Broadcast
             Group, Inc. and The Stockholders of Superior Communications Group, Inc. (1)
10.49        Asset Purchase Agreement dated as of January 16, 1996 by and between Bloomington
             Comco, Inc. And WYZZ, Inc. (1)
10.50        Asset Purchase Agreement dated as of June 10, 1996 by and between WTTE, Channel 28,
             Inc. and WTTE, Channel 28 Licensee, Inc. and Glencairn, Ltd. (1)
10.51        Asset Purchase Agreement dated April 10, 1996 by and between KRRT, Inc. and SBGI,
             Inc. (8)
10.52        Agreement for the purchase of assets dated as of January 16, 1996 and escrow agreement dated as of January 16, 1996 between Bloomington Comco, Inc. and Sinclair Broadcast
             Group (6)

  EXHIBIT
  NUMBER                                              DESCRIPTION
  ------                                              -----------
10.53        Stock Purchase Agreement dated as of March 1, 1996 by and among Sinclair Broadcast
             Group, Inc. and PNC Capital Corp., Primus Capital Fund II, Ltd., Albert M. Holtz, Perry
             A. Sook, Richard J. Roberts, George F. Boggs, Albert M. Holtz, as Trustee for the Irre-
             vocable Deed of Trust for Tara Ellen Holtz, dated December 6, 1994, and Albert M. Holtz as trustee for the Irrevocable Deed of Trust for Meghan Ellen Holtz, dated December 6,
             1994 (6)
10.54        Primary Television Affiliation Agreement dated as of March 24, 1997 by and between
             American Broadcasting Companies, Inc., River City Broadcasting, L.P. and Chesapeake
             Television, Inc. (Confidential treatment has been requested. The copy filed omits the in-
             formation subject to a confidentiality request.)
10.55        Primary Television Affiliation Agreement dated as of March 24, 1997 by and between
             American Broadcasting Companies, Inc., River City Broadcasting, L.P. and WPGH, Inc.
             (Confidential treatment has been requested. The copy filed omits the information subject to a confidentiality request.)
10.56        Asset Purchase Agreement by and among Entertainment Communications, Inc., Tuscaloosa
             Broadcasting, Inc., Sinclair Radio of Portland Licensee, Inc. and Sinclair Radio of Roch-
             ester Licensee, Inc., dated as of January 26, 1998. (13)
10.57        Time Brokerage Agreement by and among Entertainment Communications, Inc.,
             Tuscaloosa Broadcasting, Inc., Sinclair Radio of Portland Licensee, Inc. and Sinclair Radio
             or Rochester Licensee, Inc., dated as of January 26, 1998. (13)
10.58        Stock Purchase Agreement by and among the sole stockholders of Montecito Broadcasting
             Corporation, Montecito Broadcasting Corporation and Sinclair Communications, Inc.,
             dated as of February 3, 1998. (13)
10.59        Stock Purchase Agreement by and among Sinclair Communications, Inc., the stockholders of Max Investors, Inc., Max Investors, Inc. and Max Media Properties LLC., dated as of
             December 2, 1997. (13)
10.60        Asset Purchase Agreement by and among Sinclair Communications, Inc., Max Manage-
             ment LLC and Max Media Properties LLC., dated as of December 2, 1997. (13)
10.61        Asset Purchase Agreement by and among Sinclair Communications, Inc., Max Television
             Company, Max Media Properties LLC and Max Media Properties II LLC., dated as of
             December 2, 1997. (13)
10.62        Asset Purchase Agreement by and among Sinclair Communications, Inc., Max Television
             Company, Max Media Properties LLC and Max Media Properties II LLC., dated as of
             January 21, 1998. (13)
10.63        Asset Purchase Agreement by and among Tuscoloosa Broadcasting, Inc., WPTZ Licensee,
             Inc., WNNE Licensee, Inc., and STC Broadcasting of Vermont, Inc., dated as of February 3,
             1998. (13)
10.64        Stock Purchase Agreement by and among Sinclair Communications, Inc. and the stockholders of Lakeland Group Television, Inc., dated as of November 14, 1997. (13)
10.65        Stock Purchase Agreement by and among Sinclair Communications, Inc., the stockholders of
             Max Radio, Inc., Max Radio Inc. and Max Media Properties LLC, dated as of December 2,
             1997. (13)
10.66        Agreement and Plan of Merger among Sullivan Broadcasting Company II, Inc., Sinclair
             Broadcast Group, Inc., and ABRY Partners, Inc. Effective as of February 23, 1998. (13)
10.67        Agreement and Plan of Merger among Sullivan Broadcast Holdings, Inc., Sinclair Broadcast
             Group, Inc., and ABRY Partners, Inc. Effective as of February 23, 1998. (13)

  EXHIBIT
  NUMBER                                            DESCRIPTION
  ------                                            -----------
10.68        Amendment No. 1 dated as of September 2, 1997 to the Third Amended and Restated
             Credit Agreement dated as of May 20, 1997 by and among Sinclair Broadcast Group, Inc., certain Subsidiary Guarantors, certain Lenders and The Chase Manhattan Bank as Agent.
                 (12)
  21         Subsidiaries of the Registrant
23.1         Consent of Arthur Andersen LLP, independent certified public accountants
23.2         Consent of Price Waterhouse LLP, independent certified public accountants, relating to financial statements of Sullivan Broadcast Holdings, Inc. and Subsidiaries
23.3         Consent of Price Waterhouse LLP, independent accountants, relating to financial state-
             ments of Sullivan Broadcasting Company, Inc. and Subsidiaries
23.4         Consent of KPMG Peat Marwick LLP, independent accountants, relating to financial statements of Max Media Properties LLC
  24         Powers of Attorney (Included in the signature pages to the Registration Statement)

----------
 *  To be supplied by amendment.

 (1) Incorporated by reference from Sinclair's Report on Form 10-Q/A for the quarterly period ended June 30, 1996

 (2) Incorporated by reference from Sinclair's Registration Statement on Form S-1, No. 33-90682

 (3) Incorporated by reference from Sinclair's Report on Form 10-Q for the quarterly period ended March 31, 1996

 (4) Incorporated by reference from Sinclair's Report on Form 10-Q for the quarterly period ended September 30, 1996.

 (5) Incorporated by reference from Sinclair's Registration Statement on Form S-1, No. 33-69482

 (6) Incorporated by reference from Sinclair's Report on Form 10-K for the annual period ended December 31, 1995.

 (7) Incorporated by reference from Sinclair's Amended Current Report on Form 8-K/A, filed May 9, 1996.

 (8) Incorporated by reference from Sinclair's Current Report on Form 8-K, filed May 17, 1996.

 (9) Incorporated by reference from Sinclair's Current Report on Form 8-K, dated as of December 16, 1997.

(10) Incorporated by reference from Sinclair's Report on Form 10-K for the annual period ended December 31, 1996.

(11) Incorporated by reference from Sinclair's Report on Form 10-Q for the quarterly period ended June 30, 1997.

(12) Incorporated by reference from Sinclair's Report on Form 10-Q for the quarterly period ended September 30, 1997.

(13) Incorporated by reference from Sinclair's Report on Form 10-K for the annual period ended December 31, 1997.